As filed with the Securities and Exchange Commission May 26, 2021

Registration No. 333-255754

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

DAY ONE BIOPHARMACEUTICALS HOLDING COMPANY, LLC

to be converted as described herein to a corporation named

DAY ONE BIOPHARMACEUTICALS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	83-2415215
(State of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

395 Oyster Point Blvd., Suite 217

South San Francisco, CA 94080

(650) 484-0899

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeremy Bender, Ph.D., M.B.A.

Chief Executive Officer

Day One Biopharmaceuticals Holding Company, LLC

395 Oyster Point Blvd., Suite 217

South San Francisco, CA 94080

(650) 484-0899

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Effie Toshav, Esq. Robert A. Freedman, Esq. Julia Forbess, Esq. Fenwick & West LLP 555 California Street San Francisco, CA 94104 (415) 875-2300	Jonie Kondracki Charles S. Kim Kristin VanderPas Denny Won Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.0001 per share	$184,000,000	$20,075

(1)	The proposed maximum aggregate offering price includes the offering price of 1,500,000 additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(3)	The Registrant previously paid $16,863 of this amount in connection with previous filings of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory note

Day One Biopharmaceuticals Holding Company, LLC, or Day One LLC, the registrant whose name appears on the cover page of this registration statement, is a Delaware limited liability company. Prior to the effectiveness of this registration statement, Day One LLC will convert into a Delaware corporation and change its name to Day One Biopharmaceuticals, Inc. We refer to this conversion throughout the prospectus included in this registration statement as the “Conversion.” See the section titled “Conversion” for further detail regarding this conversion. As a result of the Conversion, the members of Day One LLC will become holders of shares of stock of Day One Biopharmaceuticals, Inc. Except as disclosed in the prospectus, the consolidated financial statements and selected consolidated financial data and other financial information included in this registration statement are those of Day One LLC and its subsidiaries and do not give effect to the Conversion. Shares of the common stock of Day One Biopharmaceuticals, Inc. are being offered by the prospectus included in this registration statement.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 26, 2021

Preliminary prospectus

10,000,000 shares

Common stock

This is an initial public offering of shares of common stock by Day One Biopharmaceuticals, Inc. We are offering 10,000,000 shares of our common stock to be sold in this offering. The initial public offering price is expected to be between $14.00 and $16.00 per share.

Prior to this offering, there has been no public market for our common stock. We have been approved to have our common stock listed on the Nasdaq Global Select Market under the symbol “DAWN.”

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced reporting requirements.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to Day One Biopharmaceuticals, Inc., before expenses	$	$
(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to 1,500,000 additional shares of common stock.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of to purchasers on or about                , 2021.

J.P. Morgan	Cowen	Piper Sandler

Wedbush PacGrow

                , 2021

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Basis of presentation

The consolidated financial statements include the accounts of Day One Biopharmaceuticals Holding Company, LLC and its subsidiaries. Prior to the closing of this offering, we will complete a corporate conversion pursuant to which Day One Biopharmaceuticals, Inc. will succeed to the business of Day One Biopharmaceuticals Holding Company, LLC and its consolidated subsidiaries, and the unitholders of Day One Biopharmaceuticals Holding Company, LLC will become stockholders of Day One Biopharmaceuticals, Inc., as described in the section of this prospectus titled “Conversion.” In this prospectus, we refer to this transaction as the “Conversion.” We expect that our conversion from a Delaware limited liability company to a Delaware corporation will not have a material effect on our consolidated financial statements included elsewhere in this prospectus.

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and related notes and the information set forth under the sections titled “Risk factors,” “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations,” in each case included in this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See the section titled “Special note regarding forward-looking statements.” Prior to the effectiveness of this prospectus, Day One Biopharmaceuticals Holding Company, LLC will convert into a Delaware corporation and change its name to Day One Biopharmaceuticals, Inc. Unless the context otherwise requires, we use the terms “Day One,” “Day One LLC,” “the company,” “we,” “us” and “our” in this prospectus to refer to Day One Biopharmaceuticals Holding Company, LLC, and the term “our common stock” to refer to Day One Biopharmaceuticals, Inc.’s common stock offered in this prospectus. We also refer to units in Day One LLC as “shares” throughout this prospectus.

Overview

Day One was founded to address a critical unmet need: children with cancer are being left behind in a cancer drug development revolution. Our name was inspired by the “The Day One Talk” that physicians have with patients and their families about an initial cancer diagnosis and treatment plan. We aim to re-envision cancer drug development and redefine what’s possible for all people living with cancer—regardless of age—starting from Day One.

We are a clinical-stage biopharmaceutical company dedicated to developing and commercializing targeted therapies for patients of all ages with genetically defined cancers. Initially, we focus our clinical development efforts on pediatric patients living with cancer, a vulnerable population that has been underserved in the recent revolution in targeted therapeutics and immuno-oncology. Our lead product candidate, DAY101, is an oral, brain-penetrant, highly-selective type II pan-rapidly accelerated fibrosarcoma, or pan-RAF, kinase inhibitor. DAY101 has been studied in over 250 patients and has been shown to be well-tolerated as a monotherapy. DAY101 has demonstrated encouraging anti-tumor activity in pediatric and adult populations with specific genetic alterations that result in the over-activation of the RAS/mitogen-activated protein kinase, or MAPK, pathway leading to uncontrolled cell growth. We have initiated a pivotal Phase 2 (FIREFLY-1) trial of DAY101 for pediatric patients with relapsed or progressive low-grade glioma, or pLGG, the most common brain tumor diagnosed in children, for which there are no approved therapies and no standard of care. We dosed the first patient in this trial in the second quarter of 2021 and we expect to report initial data from this trial in the first half of 2022. DAY101 has been granted Breakthrough Therapy designation by the U.S. Food and Drug Administration, or FDA, for the treatment of pLGG, based on initial results from a Phase 1 trial which showed evidence of rapid anti-tumor activity, a greater than 50% monotherapy response rate and durable responses in pLGG patients. We also plan to study DAY101 alone or in combination with additional agents that target other key signaling nodes in the MAPK pathway in patient populations where various genetic alterations are believed to play an important role in driving disease.

Our second product candidate, pimasertib, is an oral, highly-selective small molecule inhibitor of mitogen-activated protein kinase kinases 1 and 2 (MEK), a well-characterized key signaling node in the MAPK pathway. We expect to initiate a Phase 1b/2 trial in the first quarter of 2022 to study the combination of DAY101 and pimasertib in patients 12 years and older with various MAPK-altered tumors. We believe our business development capabilities combined with our extensive experience in oncology drug development and deep ties within the research and patient advocacy communities, particularly within the pediatric setting, positions us to be a leader in identifying, acquiring and developing therapies for patients of all ages. We hold exclusive worldwide rights to DAY101 for all oncology indications and to pimasertib for all therapeutic areas subject to certain milestone and royalty payments. For additional information, see the section titled "Business—Material agreements."

Clear unmet need in pediatric oncology

Each year, approximately 15,500 children under the age of 18 in the United States and 300,000 globally are diagnosed with cancer. Moreover, cancer remains the most common cause of death by disease for children in the United States, accounting for over 1,700 deaths per year. Despite the need for safer and more effective therapies for childhood cancers, new drugs for pediatric patients are rare. Of the 117 non-hormonal oncology drugs approved by the FDA between 1997 and 2017, only six had an initial approval that included children. Generally, medicinal product testing in children is deferred until trials in adults reach late-stage clinical development. As a result, the first pediatric trials of an oncology product candidate usually initiate about six years after an initial clinical trial in adults.

In addition, the generation of large scale molecular profiling datasets necessary to define addressable subpopulations in pediatric oncology has occurred relatively recently. Advances in our understanding of pediatric cancer biology have revealed patient populations with druggable genetic alterations. Our management team, which has significant pediatric oncology drug development experience, believes targeted therapies, such as DAY101, have the potential to be studied in children sooner in order to address the large unmet need in pediatric cancers where new agents that address the specific genetic drivers of a tumor can meaningfully improve long-term prognosis.

Our approach: prioritize pediatric cancer and other areas of high unmet need

Our team’s extensive capabilities and experience in pediatric oncology, and our relationships across all key stakeholders in the pediatric medical community enable us to effectively navigate the challenges and nuances of pediatric drug development. We understand that clinical development in children cannot and should not simply be viewed as clinical development in small adults. We leverage our unique expertise to focus our initial development efforts on pediatric patients, given the potential for favorable regulatory pathways, namely Breakthrough Therapy and Orphan Drug designations.

We are driven to help children and their families fight cancer while also addressing longstanding unmet medical needs. We believe there are a number of unique advantages to developing new oncology product candidates in pediatric patients:

•

Enriched responder populations.    Many pediatric tumors are less heterogeneous and genomically more stable compared to highly heterogeneous adult tumors. Genetic alterations found in pediatric tumors are often primary driver oncogenic mutations. Directly targeting these mutations may lead to deep and sustained anti-tumor activity.

•

Ability to efficiently advance clinical development.    Global regulatory authorities have established paths for accelerated feedback on the design and execution of clinical trials in pediatrics. Furthermore, the potential to achieve proof-of-concept and regulatory approval can be obtained with relatively smaller-sized clinical trials with clear endpoints.

•

Regulatory and commercial tailwinds.    The scarcity of approved products or an established standard-of-care in pediatric oncology provides multiple opportunities to bring new therapeutics to market. Passionate patient advocacy groups and investigators have the potential to accelerate the uptake of therapies, if approved.

We believe we are a leader in this development space and to further this position, we plan to continue to consult and strategically partner with biopharmaceutical companies, academic pediatric oncologists and scientists, and patient advocacy groups to identify areas of unmet need in pediatric oncology and then acquire high-impact assets to address these underserved patients. While our initial focus is on pediatric patients, we also pursue the clinical development of targeted therapies with equivalent intensity for adult populations to bring benefit to patients of all ages.

Our product candidates

We seek to identify, acquire and develop product candidates that target high-value oncogenic drivers in cancers with high unmet need, with an initial focus on pediatric patients. The following table summarizes our product candidate pipeline.

*	Includes patients ≥ 12 years of age
[1]	Pivotal Phase 2 trial expected to support registration
[2]	DAY101 adult monotherapy Phase 1 dose escalation and expansion trial previously completed
[3]	Pimasertib Phase 1 dose escalation and expansion trial previously completed

Our lead product candidate, DAY101, is an oral, brain-penetrant, highly-selective type II pan-RAF kinase inhibitor that inhibits both monomeric and dimeric RAF kinase. Approved BRAF products such as vemurafenib and encorafenib are referred to as type I RAF inhibitors, which only inhibit RAF monomers and are therefore limited to use in BRAF V600-altered tumors. Unlike type I RAF inhibitors, DAY101 has not been shown to cause paradoxical activation in RAF wild-type cells at clinically active doses—a phenomenon wherein undesired increases in MAPK signaling can lead to renewed tumor growth. DAY101’s inhibition of both RAF monomers and dimers broadens its potential clinical application to treat an array of RAS- or RAF-altered tumors. Furthermore, studies have shown DAY101 has higher brain penetration, distribution and exposure in comparison to other MAPK pathway inhibitors. Taken together, we believe that DAY101 has the potential to be an important therapeutic for pLGG, where over half of these brain tumors are driven by abnormal MAPK signaling due to RAF alterations.

This rationale served as the basis on which researchers at Dana-Farber Cancer Institute initiated the development of DAY101 in pLGG. In a Phase 1 dose-escalation study, nine pediatric patients (<18 years of age) with relapsed pLGG were treated with DAY101. Of the eight patients with RAF fusions, two achieved a complete response by Response Assessment for Neuro-Oncology, or RANO, criteria, three had a partial response, two achieved prolonged stable disease, and one experienced progressive disease as assessed by an independent radiographic review. The median time to achieve a response was 10.5 weeks, which was a notable observation given pLGG is an indolent, slow-growing tumor. In addition to the rapid anti-tumor activity observed, DAY101 was also well-tolerated, which is important for achieving and maintaining long-term, durable responses in these patients. Based on these results, DAY101 has been granted Breakthrough Therapy designation by the FDA for the treatment of pediatric patients with pLGG harboring an activating RAF alteration who require systemic therapy and who have either progressed following prior treatment or who have no satisfactory alternative treatment options. DAY101 also received Orphan Drug designation from the FDA for the treatment of malignant glioma. We have initiated a pivotal Phase 2 trial (FIREFLY-1) with DAY101 in pediatric patients with pLGG with a known activating BRAF alteration. We believe this trial is pivotal based on preliminary discussions with regulatory agencies. We dosed the first patient in this trial in the second quarter of 2021 and we expect to report initial data from this trial in the first half of 2022. We anticipate expanding the scope of patients that can potentially be treated with DAY101 by initiating a Phase 3 clinical trial (FIREFLY-2)_ of DAY101 as a frontline therapy in pLGG in the first half of 2022.

In addition, we plan to initiate a Phase 2 trial of DAY101 in patients 12 years and older with RAF—altered solid tumors. In order to potentially drive deeper and more durable responses, we also plan to explore combinations with other agents targeting critical signaling nodes in the MAPK pathway. One such agent is pimasertib, our orally-available, highly-selective small molecule inhibitor of MEK, a protein kinase that is immediately downstream of RAF, and we expect to initiate a Phase 1b/2 trial in the first quarter of 2022 to study the combination of DAY101 and pimasertib in patients 12 years and older with various MAPK-altered tumors. Pimasertib has been studied in more than 10 Phase 1/2 clinical trials in over 850 patients with various tumor types. Several MEK inhibitors have received regulatory approval for use in combination with type I RAF inhibitors in BRAF V600 mutant tumors. Preclinical studies indicate that the potential benefit of combining a MEK inhibitor with a type II RAF inhibitor may be even greater due to the lack of the paradoxical effects of type II inhibitors on downstream signaling. DAY101’s ability to selectively inhibit both RAF monomers and dimers may broaden its potential clinical application in combination with MEK inhibition in solid tumors driven by RAS alterations, non-BRAF V600 mutations, and RAF fusions.

Our team

We have assembled a leadership team with a proven track record of success in building biopharmaceutical companies, and a team of drug developers with unique experience and capabilities in pediatric drug development. Our Chief Executive Officer, Jeremy Bender, Ph.D., M.B.A., brings more than 15 years of biopharmaceutical leadership experience to the company. He previously served as Vice President of Corporate Development at Gilead Sciences where he led the team responsible for Gilead’s acquisitions, partnerships, and equity investments and oversaw more than 40 transactions exceeding $10 billion in upfront deal value, including the acquisition of Forty Seven, Inc. Samuel Blackman, M.D., Ph.D., our co-founder and Chief Medical Officer is a physician-scientist trained in pediatric hematology/oncology and neuro-oncology, and has led the early clinical development of more than ten novel cancer therapeutics and was responsible for the pediatric development of dabrafenib, resulting in the first industry-sponsored pediatric oncology “basket trial”. Charles York II, M.B.A., our Chief Operating and Financial Officer, previously served as Chief Financial Officer and head of corporate development at Aeglea BioTherapeutics, and as Consulting CFO at Bridgepoint Consulting, and has

more than 20 years of strategic capital formation and leadership experience. Lisa Bowers, our Chief Commercial Officer, previously had pivotal roles in managing several national market access functions including serving as VP of the North American Supply Chain at Genentech and managing its $400 million cystic fibrosis franchise and its $20 billion North American drug supply chain, and served as CEO of Rhia Ventures and COO of the Tara Health Foundation. Davy Chiodin, Ph.D., our Chief Development Officer has over 15 years of experience in both adult and pediatric oncology drug development including the development of acalabrutinib at Acerta, now AstraZeneca, and served as Global Regulatory Leader, Pediatric Oncology, at Roche/Genentech. Mike Preigh, Ph.D., our Chief of Technology Operations, has over 25 years of experience in product development including serving as the Head of CMC at Array for over 10 years, filing over 20 Investigational New Drug Applications, or INDs, and supporting the development of marketed drugs including binimetinib and tucatinib.

We are supported by our board of directors, scientific advisors and a leading syndicate of investors, which includes Access Biotechnology, Atlas Venture, Boxer Capital, BVF Partners L.P., Canaan, Franklin Templeton, Janus Henderson Investors, Perceptive Advisors, RA Capital Management, funds and accounts advised by T. Rowe Price Associates, Inc., and Viking Global Investors.

Our strategy

We have a mission-driven strategy to build a differentiated, global biopharmaceutical company through the identification, development and commercialization of therapeutics that address underserved patient populations, with an initial focus on pediatric patients. The key elements of our strategy are to:

•	Establish a leadership position in targeted oncology therapeutics for patients of all ages through our unique expertise in pediatrics;

•	Advance our lead product candidate, DAY101, through clinical development towards regulatory approval in pLGG;

•

Maximize the therapeutic potential for DAY101 by targeting other tumors with various unaddressed MAPK alterations, including in adults, both as a monotherapy and in combination with our second product candidate, pimasertib;

•	Deploy our differentiated and proven business development expertise to further expand our targeted oncology pipeline for patients with large unmet medical needs; and

•	Evaluate opportunities to accelerate development timelines and enhance the commercial potential of our programs in collaboration with third parties.

Risks factor summary

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our common stock. These risks are discussed more fully in the section titled “Risk factors” beginning on page 14 of this prospectus, and include the following:

•

We have a limited operating history, have not completed any clinical trials beyond Phase 1, have no products approved for commercial sale and have not generated any revenue, which may make it difficult for investors to evaluate our current business and likelihood of success and viability.

•

We have incurred significant net losses since our inception and have not generated any revenue. We expect to incur continued losses for the foreseeable future and may never achieve or maintain profitability.

•

Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve several objectives relating to the discovery or identification, development and commercialization of our product candidates.

•

Even if this offering is successful, we will require substantial additional capital to finance our operations and achieve our goals. If we are unable to raise capital when needed or on terms acceptable to us, we may be forced to delay, reduce or eliminate our research or product development programs, any future commercialization efforts or other operations.

•	We are substantially dependent on the success of our lead product candidate, DAY101, which is currently in clinical development and which has not completed a pivotal trial.

•

Clinical trials are very expensive, time-consuming and difficult to design and implement, and involve uncertain outcomes. Furthermore, results of earlier preclinical studies and clinical trials may not be predictive of results of future preclinical studies or clinical trials. Our product candidates may not have favorable results in later clinical trials, if any, or receive regulatory approval.

•	We expect to rely on data from an investigator-initiated trial Phase 1 clinical trial in our regulatory filings and we do not control the trial operations or reporting of the results.

•	If we fail to demonstrate safety and efficacy to our stakeholders, our reputation may be harmed and our business will suffer.

•	The COVID-19 pandemic could adversely impact our business, including our clinical trials and clinical trial operations.

•

The development and commercialization of pharmaceutical products are subject to extensive regulation, and we may not obtain regulatory approvals for DAY101, pimasertib or any future product candidates, on a timely basis or at all.

•

The manufacture of our product candidates is complex. Our third-party manufacturers may encounter difficulties in production, which could delay or entirely halt their ability to supply our product candidates for clinical trials or, if approved, for commercial sale.

•	Our future success depends on our ability to retain our executive officers and key employees and to attract, retain and motivate qualified personnel and manage our human capital.

•	We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

•

If we are unable to obtain and maintain patent protection or other necessary rights for our products and technology, or if the scope of the patent protection obtained is not sufficiently broad or our rights under licensed patents is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our products and technology may be adversely affected.

Corporate information

We were formed as a limited liability company under the laws of the State of Delaware in November 2018, under the name Hero Therapeutics Holding Company, LLC. We subsequently changed our name to Day One

Therapeutics Holding Company, LLC in December 2018 and to Day One Biopharmaceuticals Holding Company, LLC in March 2020. Our principal executive offices are located at 395 Oyster Point Blvd., Suite 217, South San Francisco, CA 94080, and our telephone number is (650) 484-0899. Our website address is www.dayonebio.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated by reference into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, Day One LLC will convert into a Delaware corporation and change its name to Day One Biopharmaceuticals, Inc. We refer to this conversion throughout the prospectus included in this registration statement as the “Conversion.” As a result of the Conversion, the members of Day One LLC will become holders of shares of stock of Day One Biopharmaceuticals, Inc. For additional detail see the section of this prospectus titled “Conversion.”

We use various trademarks and trade names in our business, including, without limitation, our corporate name and logo. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

Implications of being an emerging growth company and a smaller reporting company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related “Management’s discussion and analysis of financial condition and results of operations” disclosure in our periodic reports and registration statements, including this prospectus;

•

not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, on the effectiveness of our internal controls over financial reporting;

•	reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, proxy statements and registration statements, including this prospectus; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The offering

Common stock offered by us	10,000,000 shares.

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to 1,500,000 additional shares of our common stock.

Common stock to be outstanding immediately after this offering	60,337,415 shares (or 61,837,415 shares, if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $135.5 million (or approximately $156.4 million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to (i) advance the continued development of DAY101 in our pivotal Phase 2 clinical trial as a monotherapy for pediatric patients with pLGG (FIREFLY-1), in a Phase 3 clinical trial (FIREFLY-2) as a potential frontline therapy in pLGG, and in a Phase 2 clinical trial in adult RAS/RAF-altered solid tumors, (ii) advance the development of a Phase 1b/2 clinical trial of DAY101 in combination with pimasertib in adult MAPK-altered solid tumors, fund further development or acquisitions of future preclinical and clinical programs towards IND filings and/or into clinical trials; and (iii) the remainder to fund pre-commercialization activities for DAY101, working capital and other general corporate purposes. See the section titled “Use of proceeds” for more information.

Risk factors	See the section titled “Risk factors” for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

Directed share program

At our request, the underwriters have reserved up to 5% of the shares offered by this prospectus for sale at the initial public offering price to certain individuals through a directed share program, including our directors, officers, employees, business associates and related persons. The sales will be made at our direction by J.P. Morgan Securities LLC and its affiliates through a directed share program. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus. See the section titled “Underwriting” for additional information.

Proposed Nasdaq trading symbol	“DAWN”

The number of shares of our common stock to be outstanding after this offering is based on 50,337,415 shares of our common stock outstanding as of March 31, 2021, after giving effect to:

•

the Conversion (including, in connection therewith, the issuance of (i) 6,035,869 shares of common stock to holders of common shares of Day One LLC, which includes 48,456 shares of unvested restricted common stock, and (ii) 4,560,666 shares of common stock to holders of incentive shares of Day One LLC, which includes 3,855,567 shares of unvested restricted common stock;

•

the automatic conversion of all outstanding shares of our convertible preferred stock issued in the Conversion into an aggregate of 32,489,398 shares of our common stock immediately prior to the completion of this offering;

•

the issuance of 6,470,382 shares of our common stock to Millennium Pharmaceuticals, Inc. in exchange for 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1, Inc., our subsidiary, pursuant to the Millennium Stock Exchange Agreement and the Plan of Conversion, pursuant to and contingent upon the effectiveness of the Conversion and subject to the satisfaction of the other terms and conditions of the Millennium Stock Exchange Agreement; and

•	the issuance of 781,100 shares of our unvested restricted common stock to holders of incentive shares of Day One LLC issued after March 31, 2021 net cancellations.

The number of shares of our common stock to be outstanding after this offering excludes:

•

6,972,000 shares of common stock reserved for future issuance as of March 31, 2021 under our stock-based compensation plans, consisting of (i) 6,369,000 shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan, or the 2021 Plan, which will become effective on the day before the date of the effectiveness of the registration statement of which this prospectus forms a part (of which shares, we intend to grant options with respect to 4,418,874 shares (with an exercise price equal to the initial offering price) effective upon the date of this prospectus) and (ii) 603,000 shares of common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or the ESPP, which will become effective on the date of the effectiveness of the registration statement of which this prospectus forms a part. In addition, assuming the Conversion occurs at a fair value of $15.00 per common share, which is the midpoint of the price range per share set forth on the cover page of this prospectus, 1,464,450 shares currently subject to outstanding incentive shares will be cancelled and will be available for grant under the 2021 Plan. Our 2021 Plan and ESPP also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in “Executive Compensation—Equity Compensation Plans and Other Benefit Plans.”

Except as otherwise indicated, all information in this prospectus assumes or gives effect to:

•

that the Conversion has occurred, including giving effect to the conversion of all outstanding incentive shares into an aggregate of 5,341,766 shares of our common stock in connection with the Conversion, (including 781,100 shares of our common stock to be issued to holders of incentive shares of Day One LLC issued after March 31, 2021 net cancellations.) based on an assumed fair value of $15.00 per common share, which is the midpoint of the price range per share set forth on the cover page of this prospectus;

•

the automatic conversion of all outstanding shares of our convertible preferred stock issued in the Conversion into an aggregate of 32,489,398 shares of our common stock immediately prior to the completion of this offering;

•	a 1-for-2.325 forward split of our capital stock, which was effected on May 23, 2021;

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which occur immediately prior to the completion of this offering;

•	no exercise of the underwriters’ option to purchase 1,500,000 additional shares of our common stock; and

•

the issuance of 6,470,382 shares of our common stock to Millennium Pharmaceuticals, Inc. in exchange for 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1, Inc., our subsidiary, pursuant to the Millennium Stock Exchange Agreement and the Plan of Conversion, pursuant to and contingent upon the effectiveness of the Conversion and subject to the satisfaction of the other terms and conditions of the Millennium Stock Exchange Agreement.

Summary consolidated financial data

The following tables present the summary consolidated financial data for Day One LLC and its consolidated subsidiaries. The summary statement of operations and comprehensive loss data presented below for the years ended December 31, 2019 and 2020 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary statement of operations and comprehensive loss data presented below for the three months ended March 31, 2020 and 2021 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited interim condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of our interim condensed consolidated financial statements. The following summary consolidated financial data should be read in conjunction with “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period. The summary consolidated financial data in this section are not intended to replace our consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,		Three months ended March 31,
(in thousands, except share and per share data)	2019	2020	2020	2021
			(unaudited)
Consolidated statements of operations and comprehensive loss data:
Operating expenses
Research and development	$13,899	$9,100	$961	$12,632
General and administrative	1,006	4,682	808	3,454

Total operating expenses	14,905	13,782	1,769	16,086

Loss from operations	(14,905)	(13,782)	(1,769)	(16,086)

Interest expense	(2,077)	(30)	(3)	(7)
Other expense	(2)	(31)	(2)	(8)
Changes in fair value of derivative tranches liability	—	(30,000)	(218)	—

Net loss and comprehensive loss	(16,984)	(43,843)	(1,992)	(16,101)
Net loss attributable to redeemable convertible noncontrolling interests	(4,350)	(3,336)	(457)	(919)

Net loss attributable to Day One Biopharmaceuticals Holding Company, LLC members	$(12,634)	$(40,507)	$(1,535)	$(15,182)

Net loss per share, basic and diluted	$(2.13)	$(7.33)	$(0.29)	$(2.58)

Weighted-average number of common shares used in computing net loss per share, basic and diluted	5,924,640	5,529,519	5,310,895	5,892,145

Unaudited pro forma net loss per share attributable to Day One Biopharmaceuticals Holding Company, LLC, basic and diluted (1)		$(0.54)		$(0.38)

Unaudited pro forma weighted-average number of shares used in computing net loss per share, basic and diluted (1)		25,648,466		42,030,978

(1)	See the section titled “Management’s discussion and analysis of financial conditions and results of operations—Unaudited pro forma information” for an explanation of the calculation of our basic and diluted pro forma net loss per share, and the weighted-average number of shares outstanding used in the computation of the per share amounts.

	As of March 31, 2021
	Actual	Pro forma(1)	Pro forma as adjusted(2)
(in thousands)	(unaudited)

Consolidated balance sheet data:
Cash and cash equivalents	$154,870	$154,870	$291,242
Working capital(3)	155,689	155,689	291,189
Total assets	160,880	160,880	295,694
Redeemable convertible preferred shares	221,721	—	—
Redeemable convertible noncontrolling interest	4,783	—	—
Total members’/shareholders’ (deficit) equity	(68,849)	157,655	293,155

(1)	The consolidated pro forma balance sheet data gives effect to (i) the Conversion, (ii) the automatic conversion of all outstanding shares of our convertible preferred stock issued in the Conversion into an aggregate of 32,489,398 shares of our common stock immediately prior to the closing of this offering, (iii) the issuance of 6,470,382 shares of common stock to Millennium Pharmaceuticals, Inc. in exchange for 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1, Inc., our subsidiary, pursuant to the Millennium Stock Exchange Agreement and the Plan of Conversion, pursuant to and contingent upon the effectiveness of the Conversion and subject to the satisfaction of the other terms and conditions of the Millennium Stock Exchange Agreement, and (iv) the filing and effectiveness of our restated certificate of incorporation upon the closing of this offering.

(2)	The pro forma as adjusted combined and consolidated balance sheet data gives effect to the pro forma adjustments set forth in footnote (1) above and our issuance and sale of 10,000,000 shares of our common stock offered in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering as determined as pricing.

(3)	We define working capital as current assets less current liabilities. See our consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted amount of each of our cash and cash equivalents, working capital, total assets redeemable convertible preferred shares, redeemable convertible noncontrolling interest and total members’/shareholders’ (deficit) equity by $9.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us as set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets redeemable convertible preferred shares, redeemable convertible noncontrolling interest and total members’/shareholders’ (deficit) equity by $14.0 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

Investing in our common stock is speculative and involves a high degree of risk. Investors should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus and the section titled “Management’s discussion and analysis of financial condition and results of operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and investors may lose all or part of their investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and the market price of our common stock.

Risks related to our financial position and need for additional capital

We have a limited operating history, have not completed any clinical trials beyond Phase 1, have no products approved for commercial sale and have not generated any revenue, which may make it difficult for investors to evaluate our current business and likelihood of success and viability.

We are a clinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. We commenced operations in 2018, have no products approved for commercial sale and have never generated any revenue. Investment in drug development is a highly speculative undertaking and involves a substantial degree of risk. To date, we have devoted substantially all of our resources to identifying, acquiring and developing our product candidates and building our pipeline, organizing and staffing our company, business planning, establishing and maintaining our intellectual property portfolio, establishing arrangements with third parties for the manufacture of our product candidates, raising capital and providing general and administrative support for these operations.

Since our inception, we have focused substantially all of our efforts and financial resources on the clinical development of our lead product candidate, DAY101, initially for relapsed or progressive low-grade gliomas, or pLGGs, and our other current product candidate, pimasertib, an orally available small molecule inhibitor of MEK kinase, which we intend to use in combination with DAY101 for the treatment of RAS and RAF- dependent tumors. To date, we have funded our operations with proceeds from sale of our convertible preferred stock and convertible notes. From inception through March 31, 2021, we received an aggregate of $188.0 million in net proceeds from sales of our convertible preferred stock and an aggregate of $2.0 million in net proceeds from sales of our convertible notes.

We have not yet demonstrated an ability to successfully complete any clinical trials beyond Phase 1, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for you to accurately predict our likelihood of success and viability than it could be if we had a longer operating history.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by clinical-stage biopharmaceutical companies in rapidly evolving fields. We also may need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We have not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If we do not adequately address these risks and difficulties or successfully make such a transition, our business will suffer.

We have incurred significant net losses since our inception and have not generated any revenue. We expect to incur continued losses for the foreseeable future and may never achieve or maintain profitability.

We have incurred significant net losses in each reporting period since our inception, have not generated any revenue to date and have financed our operations principally through private placements of our redeemable convertible preferred shares and our convertible notes. For the years ended December 31, 2019 and 2020, we reported a net loss and comprehensive loss of $17.0 million and $43.8 million, respectively. For the three months ended March 31, 2020 and 2021, we reported a net loss and comprehensive loss of $2.0 million and $16.1 million, respectively. We had an accumulated deficit of $72.0 million as of March 31, 2021. We expect to incur increasing levels of operating losses for the foreseeable future, particularly as we advance DAY101 and pimasertib through clinical development. Our prior losses, combined with expected future losses, have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital. We expect our research and development expenses to significantly increase in connection with our additional planned clinical trials for our lead product candidate and other product candidates, including our ongoing pivotal Phase 2 clinical trial for DAY101, our planned Phase 3 clinical trial (FIREFLY-2) of DAY101 as a potential frontline therapy in pLGG, our planned Phase 2 clinical trial of DAY 101 in adult RAS/RAF-altered solid tumors and our planned Phase 1b/2 trial for DAY101 and pimasertib, and development of and subsequent Investigational New Drug Applications, or INDs, for any future product candidates we may choose to pursue. In addition, if we obtain marketing approval for DAY101, pimasertib, or another product candidate, we will incur significant sales, marketing and outsourced manufacturing expenses in connection with the commercialization of DAY101, pimasertib, or such other product candidate, respectively. Once we are a public company, we will incur additional costs associated with operating as a public company.

As a result, we expect to continue to incur significant and increasing net losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis. In addition, we expect our financial condition and operating results to fluctuate significantly from quarter-to-quarter and year-to-year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve several objectives relating to the discovery or identification, development and commercialization of our product candidates.

Our business depends entirely on the successful discovery or identification, development and commercialization of product candidates. We have no products approved for commercial sale and do not anticipate generating any revenue from product sales for the next several years, if ever. We do not expect to generate significant revenue unless and until we obtain marketing approval for, and begin to sell, DAY101, pimasertib, or another product candidate. Our ability to generate revenue and achieve profitability depends on a number of factors, including, but not limited to, our ability to:

•	complete a successful pivotal Phase 2 trial with DAY101 that achieves a competitive, clinically meaningful target product profile;

•	initiate and complete a successful Phase 1b/2 trial of DAY101 as monotherapy and in combination with pimasertib in patients 12 years and older with tumors having activated RAF signaling;

•	initiate and successfully complete all safety, pharmacokinetic and other studies required to obtain U.S. and foreign marketing approval for DAY101 as a treatment for patients with pLGGs;

•	initiate and complete successful later-stage clinical trials that meet their clinical endpoints;

•

obtain favorable results from our clinical trials and apply for and obtain marketing approval for DAY101 and pimasertib from applicable regulatory authorities, including New Drug Applications, or NDAs, from the U.S. Food and Drug Administration, or the FDA, and maintaining such approvals;

•	establish licenses, collaborations or strategic partnerships that may increase the value of our programs;

•

establish and maintain viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for our product candidates, if approved;

•

successfully commercialize DAY101, pimasertib, and any future product candidates we may develop, if approved, respectively, by building a sales force or entering into collaborations with third parties;

•	satisfy any required post-marketing approval commitments to applicable regulatory authorities;

•	maintain a continued acceptable safety profile following any marketing approval of our product candidates;

•	identify, assess and develop new product candidates;

•	establish and maintain patent and trade secret protection or regulatory exclusivity for our product candidates; maintain an acceptable safety profile of our products, including pimasertib;

•	obtain, maintain, protect and defend our intellectual property portfolio;

•	address any competing therapies and technological and market developments;

•	achieve market acceptance of DAY101 or pimasertib and our other successful product candidates with patients, the medical community and third-party payors; and

•	attract, hire and retain qualified personnel.

To become and remain profitable, we must succeed in designing, developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing clinical trials for our product candidates, designing and/or acquiring additional product candidates, establishing arrangements with third parties for the manufacture of clinical supplies of our product candidates, obtaining marketing approval for our product candidates and manufacturing, marketing and selling any products for which we may obtain marketing approval. We are in the earlier stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

In cases where we are successful in obtaining regulatory approval to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the duration of treatment that physicians believe is appropriate for our product, the speed of physician adoption, the ability to obtain coverage and reimbursement, and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the treatment population is narrowed by competition, physician choice, payer decisions or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved.

If we decide to or are required by the FDA or regulatory authorities in other jurisdictions to perform studies or clinical trials in addition to those currently expected, or if there are any delays in establishing appropriate manufacturing arrangements for, in initiating or completing our current and planned clinical trials for, or in the development of, any of our product candidates, our expenses could increase materially and profitability could be further delayed.

Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

Even if this offering is successful, we will require substantial additional capital to finance our operations and achieve our goals. If we are unable to raise capital when needed or on terms acceptable to us, we may be forced to delay, reduce or eliminate our research or product development programs, any future commercialization efforts or other operations.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Our operations have consumed substantial amounts of cash since inception, and we expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our lead product candidate, DAY101, pimasertib, and any future product candidates through clinical development. We expect increased expenses as we continue our research and development, initiate additional clinical trials seek to expand our product pipeline, and seek marketing approval for our lead programs and future product candidates and invest in our organization. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company that we did not incur as a private company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

Adequate additional financing may not be available to us on favorable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If we are unable to raise capital when needed or on favorable terms, we could be forced to delay, reduce or eliminate our research and development programs, our commercialization plans or other operations.

We had $154.9 million in cash and cash equivalents as of March 31, 2021. We believe that the net proceeds from this offering, together with our existing cash, and cash equivalents, will enable us to fund our operating expenses, and capital expenditure requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Changes beyond our control may occur that would cause us to use our available capital before that time, including changes in and progress of our drug development activities and changes in regulation. Our future capital requirements will depend on many factors, including:

•	the progress, timing and results of preclinical studies and clinical trials for our current or any future product candidates;

•	the extent to which we develop, in-license or acquire other pipeline product candidates or technologies;

•	the number and development requirements of future product candidates that we may pursue, and other indications for our current product candidates that we may pursue;

•	the costs, timing and outcome of obtaining regulatory approvals of our current or future product candidates and any companion diagnostics we may pursue;

•

the scope and costs of making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of our current or future product candidates;

•	the costs involved in growing our organization to the size needed to allow for the research, development and potential commercialization of our current or future product candidates;

•

to the extent we pursue strategic collaborations, including collaborations to commercialize DAY101, pimasertib, or any of our future pipeline product candidates, our ability to establish and maintain collaborations on favorable terms, if at all, as well as the timing and amount of any milestone or royalty payments we are required to make or are eligible to receive under such collaborations or our current licenses;

•	the cost associated with commercializing any approved product candidates, including establishing sales, marketing, market access and distribution capabilities;

•	the cost associated with completing any post-marketing studies or trials required by the FDA or other regulatory authorities;

•

the revenue, if any, received from commercial sales of DAY101, pimasertib or any of our future product candidates if any are approved, or any future pipeline product candidates that receive marketing approval;

•

the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims that we may become subject to, including any litigation costs and the outcome of such litigation; and

•	the costs associated with potential product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims.

Even if this offering is successful, we will require additional capital to complete our planned clinical development programs for our current product candidates to obtain regulatory approval, and we anticipate needing to raise additional capital to complete the development of and commercialize our product candidates. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. If adequate funds are not available on commercially acceptable terms when needed, we may be forced to delay, reduce or terminate the development or commercialization of all or part of our research programs or product candidates or we may be unable to take advantage of future business opportunities. Furthermore, any additional capital-raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future product candidates, if approved. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

We will be required to obtain further funding through public or private equity financings, debt financings, collaborative agreements, licensing arrangements or other sources of financing, which may dilute our stockholders or restrict our operating activities. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, each investor’s ownership interests will be diluted, and the terms may include liquidation or other preferences that adversely affect each investor’s rights as a stockholder. Debt financing may result in imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect our business. If we raise additional funds through upfront payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to our product candidates or grant licenses on terms that are not favorable to us. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic or otherwise.

Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our financial condition and our ability to pursue our business strategy, and we may have to delay, reduce the scope of, suspend or eliminate one or more of our research or drug development programs, clinical trials or future commercialization efforts.

Risks related to development and commercialization of our product candidates

We are substantially dependent on the success of our lead product candidate, DAY101, which is currently in clinical development and which has not completed a pivotal trial.

Our future success is highly dependent on our ability to timely complete successful clinical trials, obtain regulatory approval for, and then successfully commercialize, our product candidates. We are early in our development efforts and our lead product candidate, DAY101, is currently in a pivotal Phase 2 clinical trial. Our other current product candidate, pimasertib, is in an earlier stage of development. We currently have no products that are approved for sale in any jurisdiction. There can be no assurance that DAY101, pimasertib or any future product candidates we develop will achieve success in their clinical trials or obtain regulatory approval.

Our ability to generate product revenue, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our lead product candidate, DAY101. The success of DAY101, will depend on several factors, including the following:

•	successful and timely completion of current and future clinical trials resulting in attractive, competitive target product profiles;

•	acceptance of NDAs by the FDA or other similar clinical trial applications from foreign regulatory authorities for our future clinical trials for our pipeline product candidates;

•	timely and successful enrollment of patients in, and completion of, clinical trials with favorable results;

•

demonstration of safety, efficacy and acceptable risk-benefit profiles of our product candidates to the satisfaction of the FDA and foreign regulatory agencies and attractive to physicians, patients, advocates, payers and caregivers;

•

our ability, or that of our collaborators, to develop and obtain clearance or approval of companion diagnostics, on a timely basis, or at all, and an adequate supply of these companion diagnostics that outpaces demand;

•

receipt and related terms of marketing approvals from applicable regulatory authorities, including the completion of any required post-marketing studies or trials and available funding to perform any post-marketing commitments;

•	raising additional funds necessary to complete clinical development of and commercialize our product candidates;

•	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for our product candidates;

•

making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of our product candidates and ensuring a resilient, effective supply chain that produces supply that outpaces demand;

•	developing and implementing marketing and reimbursement strategies, as well as adequate demand forecasts for supply and sales planning;

•

establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others in a market where promotional sales approaches are rapidly moving to digital platforms;

•	acceptance of our products, if and when approved, by patients, the medical community and third-party payors underpinned by adequate health economic data and a meaningful value proposition;

•	effectively competing with other therapies, including those that have not yet entered the market;

•	obtaining and maintaining third-party payor coverage and adequate reimbursement in both public and private payor spaces;

•	obtaining appropriate support from patient advocacy organizations;

•	effectively shaping the market in the early years following launch to help providers understand a new way of thinking about treating these patients;

•	addressing any delays in our clinical trials resulting from factors related to the COVID-19 pandemic or other major natural disaster or significant political event;

•	protecting and enforcing our rights in our intellectual property portfolio; and

•	maintaining a continued acceptable safety profile of the products following approval.

Many of these factors are beyond our control, and it is possible that none of our product candidates will ever obtain regulatory approval even if we expend substantial time and resources seeking such approval. If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business. For example, our business could be harmed if results of our ongoing clinical trial of DAY101 do not meet the clinical endpoints, or if we are unable to initiate a Phase 1b/2 trial of DAY101 as monotherapy or in combination with pimasertib.

Clinical trials are very expensive, time-consuming and difficult to design and implement, and involve uncertain outcomes. Furthermore, results of earlier preclinical studies and clinical trials may not be predictive of results of future preclinical studies or clinical trials. Our product candidates may not have favorable results in later clinical trials, if any, or receive regulatory approval.

The risk of failure for our product candidates is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. To obtain the requisite regulatory approvals to market and sell any of our product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our product candidates are safe and effective in humans for use in each target indication. Clinical testing is expensive and can take many years to complete, and the outcome is inherently uncertain. Failure can occur at any time during the clinical trial process.

In addition, the results of preclinical studies and earlier clinical trials may not be predictive of the results of later-stage preclinical studies or clinical trials. We have limited clinical data for our product candidates. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical and earlier stage clinical trials.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in clinical trial procedures set forth in protocols, differences in the size and type of the patient populations, adherence to the dosing regimen and other clinical trial protocols, and the rate of discontinuation among clinical trial participants. If we fail to produce positive results in our planned clinical trials of any of our product candidates, the development timeline and regulatory approval and commercialization prospects for our product candidates, and, correspondingly, our business and financial prospects, would be materially and adversely affected.

We expect to rely on data from an investigator-initiated trial Phase 1 clinical trial in our regulatory filings and we do not control the trial operations or reporting of the results.

DAY101’s Phase 1 trial is run as investigator-initiated, multi-center trial in patients with relapsed/refractory pLGG that is being conducted by the Dana Farber Cancer Institute in collaboration with the Pacific Pediatric Neuro-Oncology Consortium, or PNOC. The last data reported from this trial was in January 2020. It is possible that additional data, when reported, will not demonstrate similar results. We have no control over the timing of such clinical data announcements. In addition, although we expect that our pivotal Phase 2 trial in pLGG will provide a sufficient dataset to support approval with only 60 patients based on preliminary discussions with regulatory agencies, we cannot assure you that the FDA will not require data from additional patients to support approval. In later-stage clinical trials, we will likely be subject to more rigorous statistical analyses than in completed earlier stage clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in later-stage clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and we cannot be certain that we will not face similar setbacks. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

Furthermore, we do not control the design or administration of investigator-sponsored trials, nor the submission or approval of any IND or foreign equivalent required to conduct these trials, and the investigator-sponsored trials could, depending on the actions of such third parties, jeopardize the validity of the clinical data generated, identify significant concerns with respect to our product candidates that could impact our findings or clinical trials, and adversely affect our ability to obtain marketing approval from the FDA or other applicable regulatory authorities. To the extent the results of this or other investigator-sponsored trials are inconsistent with, or different from, the results of our planned company-sponsored trials or raise concerns regarding our product candidates, the FDA or a foreign regulatory authority may question the results of the company-sponsored trial, or subject such results to greater scrutiny than it otherwise would. In these circumstances, the FDA or such foreign regulatory authorities may require us to obtain and submit additional clinical data, which could delay clinical development or marketing approval of our product candidates. In addition, while investigator-sponsored initiated trials could be useful to inform our own clinical development efforts, there is no guarantee that we will be able to use the data from these trials to form the basis for regulatory approval of our product candidates.

Our clinical trials may fail to adequately demonstrate the safety and efficacy of any of our product candidates, which would prevent or delay development, regulatory approval and commercialization.

Before obtaining marketing approval from the FDA or comparable foreign regulatory authorities for the sale of our current product candidates, we must demonstrate through lengthy, complex and expensive clinical trials that our product candidates are both safe and effective for use in each target indication. Clinical testing is expensive, difficult to design and implement, can take many years to complete and its ultimate outcome is uncertain. Failure can occur at any time during the clinical trial processes, and, because our product candidates are in earlier stages of development, there is a high risk of failure and we may never succeed in developing marketable products.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent receipt of marketing approval or our ability to commercialize our product candidates, including:

•	failure of our product candidates in clinical trials to demonstrate safety and efficacy;

•	failure of our product candidates in clinical trials to demonstrate important functional, quality, or patient-reported outcomes;

•	receipt of feedback from regulatory authorities that requires us to modify the design of our clinical trials;

•	negative or inconclusive clinical trial results that may require us to conduct additional clinical trials or abandon certain research and/or drug development programs;

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the number of patients required for clinical trials being larger than anticipated, enrollment in these clinical trials being slower than anticipated or participants dropping out of these clinical trials at a higher rate than anticipated;

•	third-party contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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the suspension or termination of our clinical trials for various reasons, including non-compliance with regulatory requirements or a finding that our product candidates have undesirable side effects or other unexpected characteristics or risks;

•	the cost of clinical trials of our product candidates being greater than anticipated;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates being insufficient or inadequate; and

•	regulators revising the requirements for approving our product candidates.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing in a timely manner, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may incur unplanned costs, be delayed in seeking and obtaining marketing approval, if we receive such approval at all, receive more limited or restrictive marketing approval, be subject to additional post-marketing testing requirements or have the drug removed from the market after obtaining marketing approval.

Our product candidates are initially targeted towards the pediatric population, for which safety concerns may be particularly scrutinized by regulatory agencies. Trials involving pediatric populations can be difficult to conduct, can be quite costly and, like other clinical trials, may not yield the anticipated results. In addition, pediatric studies are more dependent on a smaller number of specialized clinical trial sites, which in turn can limit site availability and make the trials more expensive to conduct. In addition, as interest in pediatric indications grows as a result of the RACE Act and other market forces, trial recruitment may become even more difficult due to competition for eligible patients. Moreover, it may be challenging to ensure that pediatric or adolescent patients adhere to clinical trial protocols. Our inability to enroll a sufficient number of pediatric patients for our clinical trial could result in significant delays, could require us to abandon one or more clinical trials altogether, could impact our ability to raise additional capital and could delay or prevent our ability to obtain necessary regulatory approvals for any drug product candidate.

Additionally, if the results of our clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our product candidates, we may:

•	be delayed in obtaining marketing approval, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired or may have restricted duration expectations or guidance;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw, or suspend, their approval of the drug or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy, or REMS;

•	be subject to the addition of labeling statements, such as warnings or contraindications;

•	be sued; or

•	experience damage to our reputation.

Our drug development costs will also increase if we experience delays in testing or obtaining marketing approvals. Also, delays in obtaining marketing approval may increase commercialization costs if the competitive environment becomes more intense prior to market entry. We do not know whether any of our preclinical studies or clinical trials will begin as planned, need to be restructured or be completed on schedule, if at all.

Further, we, the FDA or an institutional review board, or IRB, may suspend our clinical trials at any time if it appears that we or our collaborators are failing to conduct a trial in accordance with regulatory requirements, including the FDA’s current Good Clinical Practice, or GCP, regulations, that we are exposing participants to unacceptable health risks, or if the FDA finds deficiencies in our investigational NDAs or the conduct of these trials. Therefore, we cannot predict with any certainty the schedule for commencement and completion of future clinical trials. Further, conducting clinical trials in foreign countries, as we may do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. We may make formulation or manufacturing changes to our product candidates, in which case we may need to conduct additional preclinical studies to bridge our modified product candidates to earlier versions. If we experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our product candidates could be negatively impacted, and our ability to generate revenues from our product candidates may be delayed or eliminated entirely.

If we experience delays or difficulties in enrolling patients in our ongoing or planned clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue our ongoing or planned clinical trials for our product candidates if we are unable to identify and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or comparable foreign regulatory authorities. In our DAY101 program, we utilize genomic profiling of patients’ tumors to identify suitable patients for recruitment into our clinical trials. We cannot be certain (i) how many patients will have the requisite alterations for inclusion in our clinical trials, (ii) that the number of patients enrolled in each program will suffice for regulatory approval or (iii) whether each specific BRAF mutation targeted will be included in the approved drug labeling. If our strategies for patient identification and enrollment prove unsuccessful, we may have difficulty enrolling or maintaining patients appropriate for our product candidates. The conditions for which we currently plan to evaluate our product candidates are orphan or rare diseases with limited patient pools from which to draw for clinical trials. The eligibility criteria of our clinical trials, once established, will further limit the pool of available trial participants. In addition, some of our competitors currently have ongoing clinical trials for product candidates that would treat the same patients as our clinical product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates. Patient enrollment is also affected by other factors, including:

•	severity of the disease under investigation;

•	our ability to recruit clinical trial investigators of appropriate competencies and experience;

•	the incidence and prevalence of our target indications;

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clinicians’ and patients’ awareness of, and perceptions as to the potential advantages and risks of our product candidates in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	competing studies or trials with similar eligibility criteria;

•	invasive procedures required to enroll patients and to obtain evidence of the product candidate’s performance during the clinical trial;

•	availability and efficacy of approved medications for the disease under investigation;

•	eligibility criteria defined in the protocol for the trial in question;

•	the size and nature of the patient population required for analysis of the trial’s primary endpoints;

•	efforts to facilitate timely enrollment in clinical trials;

•	whether we are subject to a partial or full clinical hold on any of our clinical trials;

•	reluctance of physicians or patient advocacy organizations to encourage patient participation in clinical trials;

•	the ability to monitor patients adequately during and after treatment;

•	our ability to obtain and maintain patient consents; and

•	proximity and availability of clinical trial sites for prospective patients.

Our inability to enroll and maintain a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. There may be competing trials, as well as the limited bandwidth of pediatric oncology institutions for running trials, which can lead to the prioritization of certain trials, leading to delays in our clinical trials. In addition, parents may be reluctant to enroll their children in our clinical trials, or may decide to withdraw their children from our clinical trials to pursue other therapies. Enrollment delays in our clinical trials, including due to the COVID-19 pandemic, may result in increased development costs, which would cause the value of our company to decline and limit our ability to obtain additional financing.

We face substantial competition which may result in others discovering, developing or commercializing products before or more successfully than we do.

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. Our competitors have developed, are developing or may develop products, product candidates and processes competitive with our product candidates. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We believe that a significant number of product candidates are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may attempt to develop product candidates. In addition, our product candidates may need to compete with drugs physicians use off-label to treat the indications for which we seek approval. This may make it difficult for us to replace existing therapies with our product candidates.

In particular, there is intense competition in the field of oncology. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, emerging and start-up companies, universities and other research institutions. We also compete with these organizations to recruit and retain qualified scientific and management personnel, which could negatively affect our level of expertise and our ability to execute our business plan. We will also face competition in establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We expect to face competition from existing products and products in development for each of our programs. Drug discovery efforts focused on V600 mutations have led to clinical success in some cancers. Three BRAF inhibitors have been approved by the FDA for the treatment of tumors containing V600E or V600K mutations. These first-generation BRAF inhibitors, known more generally as Type I RAF inhibitors, are vemurafenib, marketed as Zelboraf® by Genentech; dabrafenib, marketed as Tafinlar® by Novartis; and encorafenib, marketed as Braftovi® by Pfizer. Dabrafinib, in combination with trametinib, is being evaluated in a Novartis-sponsored randomized Phase 2 clinical trial in newly-diagnosed patients with BRAF V600 mutant pLGG.

Four MEK inhibitors have been approved by the FDA. Three have been approved for the treatment of tumors containing BRAF V600E or V600K mutations, including cobimetinib, marketed as Cotellic® by Genentech; trametinib, marketed as Tafinlar® by Novartis; and binimetinib, marketed as Mektovi® by Pfizer. A fourth MEK inhibitor—selumetinib, marketed as Koselugo® by AstraZeneca, has been approved for the treatment of pediatric patients, 2 years of age and older, with neurofibromatosis type 1, or NF1, who have symptomatic, inoperable plexiform neurofibromas.

Novartis is developing the next-generation BRAF inhibitor LXH254 in combination with various agents, in Phase 1/2 clinical trials. BeiGene has two next-generation BRAF programs: Lifirafenib (BGB-283), which is currently in a Phase 1/2 trial in combination with mirdametinib, and BGB-3245 which is currently in a single agent in Phase 1 dose escalation study. Hanmi / Genentech are developing belvarafenib in combination with cobimetinib in a Phase 1b clinical trial. Fore Therapeutics (formelly NovellusDx) is developing the RAF dimer breaker PLX8394 in a Phase 1/2 trial in combination with cobicistat. Kinnate and Black Diamond Therapeutics have next-generation BRAF inhibitors in various stages of preclinical development.

With regard to the treatment of pLGG, some MEK inhibitors and some type I RAF inhibitors other targeted therapies are being studied in academic investigator-initiated clinical trials, and in some regions may be being used in an off-label manner. The off-label use of these agents may represent competition for DAY101 when it enters the market.

Many of our competitors, either alone or with their collaborators, have significantly greater financial resources, established presence in the market, and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing biotechnology product candidates. These companies also have significantly greater research and marketing capabilities than we do and may also have product candidates that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical and biotechnology companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result of all of these factors, our competitors may succeed in obtaining approval from the FDA or comparable foreign regulatory authorities or in discovering, developing and commercializing product candidates in our field before we do, which could result in our competitors establishing a strong market position before we are able to enter the market or make our development more complicated.

Our potential commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, have a broader label, are marketed more effectively, are more widely reimbursed or are less expensive than any products that we may develop. Even if the product candidates we develop achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected. For additional information regarding our competition, see the section of this prospectus titled “Business—Competition.”

If we fail to demonstrate safety and efficacy to our stakeholders, our reputation may be harmed and our business will suffer.

In addition to the regulatory approvals required for product candidates developed for adults, parents, physicians, caregivers, advocates, and patients may not want to participate in our trials, prescribe or take our products, or want to be affiliated with our company if we do not maintain trust and a reputation for integrity and high quality interactions and products. Pediatric drug development is typically deferred to protect children from exposure to investigational agents, which have historically been cytotoxic chemotherapies that are often associated with severe side effects and poor tolerability. If one of our products or product candidates was found to have a safety impact on pediatric patients our reputation would be harmed and our business would suffer.

The COVID-19 pandemic could adversely impact our business, including our clinical trials and clinical trial operations.

The COVID-19 pandemic in the United States and in other countries in which we have planned or have active clinical trial sites and where our third-party manufacturers operate, could cause significant disruptions that could severely impact our business and clinical trials, including:

•	delays or difficulties in screening, enrolling and maintaining patients in our clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials as they prioritize resources towards addressing the COVID-19 pandemic;

•	inability or unwillingness of subjects to travel to the clinical trial sites;

•	delays, difficulties, or incompleteness in data collection and analysis and other related activities;

•	decreased implementation of protocol required clinical trial activities and quality of source data verification at clinical trial sites;

•	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;

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limitations in employee resources that would otherwise be focused on the conduct of our clinical trials and our other research and development activities, including because of sickness of employees or their families or mitigation measures such as lock-downs and social distancing;

•	interruptions, difficulties or delays arising in our existing operations and company culture as a result of all of our employees working remotely, including those hired during the COVID-19 pandemic;

•	delays due to production shortages resulting from any events affecting supply or manufacturing capabilities domestically and abroad;

•	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

•	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;

•	interruption in global and domestic shipping that may affect the transport of clinical trial materials, such as investigational drug products used in our clinical trials;

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changes in local regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, delays, or to discontinue the clinical trials altogether;

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delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;

•	refusal of regulatory authorities such as FDA to accept data from clinical trials in affected geographies; and

•	adverse impacts on global economic conditions which could have an adverse effect on our business and financial condition, including impairing our ability to raise capital when needed.

Such disruptions could impede, delay, limit or prevent completion of our ongoing clinical trials and future preclinical studies or commencement of new clinical trials and ultimately lead to the delay or denial of regulatory approval of our product candidates, which would seriously harm our operations and financial condition and increase our costs and expenses. We are in close contact with our contract research organizations, or CROs, contract manufacturing organizations, or CMOs, and clinical sites as we seek to mitigate the impact of the COVID-19 pandemic on our studies and current timelines. Measures we have taken in response to the COVID-19 pandemic include, where feasible, conducting remote clinical trial site activations and data monitoring, and limiting on-site patient visits by adjusting patient assessments and protocol. However, despite these efforts, we have experienced limited delays in trial site initiations, patient participation and patient enrollment in some of our clinical trials and we may continue to experience some delays in our clinical trials and preclinical studies and delays in data collection and analysis. These delays so far have had a limited impact, but this may change as the COVID-19 pandemic and the response to such COVID-19 pandemic continues to evolve, and could have an adverse impact on our timelines and our business. The COVID-19 pandemic could also affect the business of the FDA or other health authorities, which could result in delays in meetings related to planned or completed clinical trials and ultimately of reviews and approvals of our product candidates.

The global COVID-19 pandemic continues to evolve. The extent to which the COVID-19 pandemic may impact our business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

To the extent the COVID-19 pandemic adversely affects our business, financial condition and operating results, it may also have the effect of heightening many of the risks described in this “Risk Factors” section.

Adverse side effects or other safety risks associated with DAY101, pimasertib or any future product candidates we may develop could delay or preclude approval, cause us to suspend or discontinue clinical trials or abandon further development, limit the commercial profile of an approved product, or result in significant negative consequences following marketing approval, if any.

As is the case with pharmaceuticals generally, we have observed side effects and adverse events associated with our lead product candidate, DAY101. These side effects included acneiform rash, anemia, headache, nausea and fatigue.

Results of our ongoing and planned clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could result in the delay, suspension or termination of clinical trials by us or regulatory authorities for a number of reasons. Furthermore, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of our product candidates or those of our competitors may only be uncovered with a significantly larger number of patients exposed to the drug.

Additionally, patients treated with our product candidates may also be undergoing surgical, radiation and chemotherapy treatments, which can cause side effects or adverse events that are unrelated to our product candidates but may still impact the success of our clinical trials. The inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients’ illnesses. For example, it is expected that some of the patients to be enrolled in our future clinical trials will die or experience major clinical events either during the course of our clinical trials or after participating in such trials for non-treatment related reasons, which could impact development of DAY101 or pimasertib. If we elect or are required to delay, suspend or terminate any clinical trial, the commercial prospects of our product candidates will be harmed and our ability to generate product revenues from this product candidate will be delayed or eliminated. Serious adverse events, or SAEs, observed in clinical trials could hinder or prevent market acceptance of our product candidates or reduce the duration of time that physicians expect to use our product in particular patients. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

Moreover, if our product candidates are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, we may elect to abandon or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for our product candidates, if approved. We may also be required to modify our study plans based on findings in our clinical trials. Such side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial. Many drugs that initially showed promise in early stage testing have later been found to cause side effects that prevented further development. In addition, regulatory authorities may draw different conclusions, require additional testing to confirm these determinations, require more restrictive labeling, or deny regulatory approval of the product candidate.

It is possible that, as we test our product candidates in larger, longer and more extensive clinical trials, including with different dosing regimens, or as the use of our product candidates becomes more widespread following any regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. If such side effects become known later in development or upon approval, if any, such findings may harm our business, financial condition, results of operations and prospects significantly.

In addition, if any of our product candidates receive marketing approval, and we or others later identify undesirable side effects caused by treatment with such drug, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approval of the drug;

•	we may be required to recall a product or change the way the drug is administered to patients;

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regulatory authorities may require additional warnings in the labeling, such as a contraindication or a boxed warning, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product

•	we may be required to implement a REMS or create a medication guide outlining the risks of such side effects for distribution to patients;

•	additional restrictions may be imposed on the marketing or promotion of the particular product or the manufacturing processes for the product or any component thereof;

•	we could be sued and held liable for harm caused to patients;

•	we may be subject to regulatory investigations and government enforcement actions;

•	the drug could become less competitive; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates, if approved, and could significantly harm our business, financial condition, results of operations and prospects.

Preliminary, interim and topline data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary, interim or topline data from our clinical trials, such as the preliminary data analysis for the pivotal Phase 2 of our DAY101 trial. These updates are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. Additionally, interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Therefore, positive interim results in any ongoing clinical trial may not be predictive of such results in the completed study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug, drug candidate or our business. If the topline data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

The market opportunities for any product candidates we develop, if approved, may be limited to certain smaller patient subsets and may be smaller than we estimate them to be.

We plan to seek approval of DAY101 as first-line treatment in pLGG. There is no guarantee that our product candidates would be approved for first-line treatment, and prior to any such approvals we may have to conduct additional clinical trials that may be costly, time-consuming and subject to risk.

Our projections of both the number of people who have the cancers we are targeting, as well as the subset of people with these cancers in a position to receive a particular line of therapy and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. For example, pLGG is a rare disease, and as such, our projections of both the number of people who have this disease, as well as the subset of people with pLGG who have the potential to benefit from treatment with our product candidates, are based on estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of the cancers that we are targeting. The potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. Consequently, even if our product candidates are approved, the number of patients that may be eligible for treatment with our product candidates may turn out to be much lower than expected. In addition, we have not yet conducted market research to determine how treating physicians would expect to prescribe a product that is approved for multiple tumor types if there are different lines of approved therapies for each such tumor type. Even if we obtain significant market share for our products, if approved, if the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications.

Our clinical development activities are focused on the development of targeted therapeutics for patients with genomically defined cancers, which is a rapidly evolving area of science, and the approach we are taking to discover and develop drugs is novel and may never lead to approved or marketable products.

The discovery and development of targeted therapeutics for patients with genomically defined cancers is an emerging field, and the scientific discoveries that form the basis for our efforts to discover, identify and develop product candidates are relatively new. The scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. Although we believe, based on our product candidates’ preclinical trial results and our clinical work, that the genomic alterations targeted by our programs are oncogenic drivers, clinical results may not confirm this hypothesis or may only confirm it for certain alterations or certain tumor types. The patient populations for our product candidates are limited to those with specific target alterations and may not be completely defined but are substantially smaller than the general treated cancer population, and we will need to screen and identify these patients with targeted alterations. Successful identification of patients is dependent on several factors, including achieving certainty as to how specific alterations respond to our product candidates and the ability to identify such alterations. Furthermore, even if we are successful in identifying patients, we cannot be certain that the resulting patient populations for each mutation will be large enough to allow us to successfully obtain approval for each mutation type and commercialize our product candidates and achieve profitability. In addition, even if our approach is successful in showing clinical benefit for RAF-driven cancers for our DAY101 program, we may never successfully identify additional oncogenic alterations sensitive to DAY101 in other MAPK-driven tumors. Therefore, we do not know if our approach of treating patients with genomically defined cancers will be successful, and if our approach is unsuccessful, our business will suffer.

Our product candidates may not achieve adequate market acceptance among physicians, patients or their families, healthcare payors and others in the medical community necessary for commercial success.

Even if our product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients or their families, third-party payors and others in the medical community. The degree of market acceptance of any of our approved product candidates will depend on a number of factors, including:

•	the efficacy, durability and safety profile as demonstrated in clinical trials compared to alternative treatments, in addition to functional, quality, or patient-reported outcomes;

•	the timing of market introduction of the product candidate as well as competitive products;

•	the clinical indications for which a product candidate is approved;

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restrictions on the use of product candidates in the labeling approved by regulatory authorities, such as boxed warnings or contraindications in labeling, or a REMS, if any, which may not be required of alternative treatments and competitor products;

•	the potential and perceived advantages of our product candidates over alternative treatments;

•	the cost of treatment in relation to alternative treatments and the cost/benefit ratios of each;

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the availability of coverage and adequate reimbursement by third-party payors, including government authorities, and timing of relevant formulary decision-making resulting in this coverage and reimbursement;

•	the availability of an approved product candidate for use as a combination therapy;

•	relative convenience and ease of administration in relation to competition;

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the willingness of the target patient population (which may include willingness of our pediatric patients’ parents) to try new therapies and undergo required diagnostic screening to determine treatment eligibility and of physicians to prescribe these therapies and diagnostic tests;

•	the effectiveness of sales, marketing efforts and market access;

•	unfavorable publicity relating to our product candidates; and

•	the approval of other new therapies for the same indications.

If any of our product candidates are approved but do not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate or derive sufficient revenue from that product candidate and our financial results could be negatively impacted.

Any product candidates we develop may become subject to unfavorable third-party coverage and reimbursement practices, as well as pricing regulations.

The availability and extent of coverage and adequate reimbursement by third-party payors, including government health administration authorities, private health coverage insurers, managed care organizations and other third-party payors is essential for most patients to be able to afford expensive treatments. Sales of any of our product candidates that receive marketing approval will depend substantially, both in the United States and internationally, on the extent to which the costs of such product candidates will be covered and reimbursed by third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our investment. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. The payer mix for pediatric products in the United States is a fragmented combination of state-specific Medicaid policies and a broad universe of private insurance companies. There is no consistent policy or leading payer to inform other price setting entities. National payer policies are expected to be critical to our ability to achieve broad payment coverage. However, one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. As a result, the coverage determination process is often time-consuming and costly. This process will require us to provide scientific and clinical support for the use of our products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

As federal and state governments implement additional health care cost containment measures, including measures to lower prescription drug pricing, we cannot be sure that our products, if approved, will be covered by private or public payors, and if covered, whether the reimbursement will be adequate or competitive with other marketed products. For example, the former president of the United States signed executive orders aimed at lowering prescription drug prices and the current president of the United States has expressed an intention to address prescription drug costs. These and other actions by federal and state governments and health plans may put additional downward pressure on pharmaceutical pricing and health care costs, which could negatively impact coverage and reimbursement for our products if approved, our revenue, and our ability to compete with other marketed products and to recoup the costs of our research and development.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We plan to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. Nonetheless, our product candidates may not be considered medically necessary or cost effective. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be.

In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics. Additionally, if any companion diagnostic provider is unable to obtain reimbursement or is inadequately reimbursed, that may limit the availability of such companion diagnostic, which would negatively impact prescriptions for our product candidates, if approved.

Outside the United States, the commercialization of therapeutics is generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as our product candidates. In many countries, particularly the countries of the European Union, or EU, medical product prices are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after a product receives marketing approval. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In general, product prices under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

If we are unable to establish or sustain coverage and adequate reimbursement for any product candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those product candidates, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Our business entails a significant risk of product liability and if we are unable to obtain sufficient insurance coverage such inability could have an adverse effect on our business and financial condition.

Our business exposes us to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA or other regulatory authority investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs. FDA or other regulatory authority investigations could potentially lead to a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources and substantial monetary awards to trial participants or patients. We currently have product liability insurance that we believe is appropriate for our stage of development and may need to obtain higher levels prior to advancing our product candidates into clinical trials or marketing any of our product candidates, if approved. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have an adverse effect on our business and financial condition.

Risks related to government regulation

The development and commercialization of pharmaceutical products are subject to extensive regulation, and we may not obtain regulatory approvals for DAY101, pimasertib or any future product candidates, on a timely basis or at all.

The clinical development, manufacturing, labeling, packaging, storage, recordkeeping, advertising, promotion, export, import, marketing, distribution, adverse event reporting, including the submission of safety and other post-marketing information and reports, and other possible activities relating to DAY101 and pimasertib, currently our only product candidates in planned or ongoing clinical trials, as well as any other product candidate that we may develop in the future, are subject to extensive regulation. Marketing approval of drugs in the United States requires the submission of an NDA to the FDA, and we are not permitted to market any product candidate in the United States until we obtain approval from the FDA of the NDA for that product. An NDA must be supported by extensive clinical and preclinical data, as well as extensive information regarding pharmacology, chemistry, manufacturing and controls. Our product candidates must be approved by comparable regulatory authorities in other jurisdictions prior to commercialization.

FDA approval of an NDA is not guaranteed, and the review and approval process is an expensive and uncertain process that may take several years. Of the large number of drugs in development in the United States, only a small percentage will successfully complete the FDA regulatory approval process and will be commercialized. Accordingly, there can be no assurance that any of our product candidates will receive regulatory approval in the United States, or other jurisdictions.

The FDA also has substantial discretion in the approval process. The number and types of preclinical studies and clinical trials that will be required for NDA approval varies depending on the product candidate, the disease or the condition that the product candidate is designed to treat and the regulations applicable to any particular product candidate. For example, if successful, we believe that the expansion portions of the pivotal Phase 2 clinical trial of DAY101 may be sufficient to support FDA approval of an NDA for DAY101, but the FDA may disagree with the sufficiency of our data and require additional clinical trials. Additionally, depending upon the results of the expansion portions of the Phase 2 clinical trial of DAY101, we may choose to seek Subpart H accelerated approval for DAY101, which would require completion of a confirmatory trial to validate the clinical benefit of the drug. Despite the time and expense associated with preclinical studies and clinical trials, failure can occur at any stage. The results of preclinical and early clinical trials of DAY101 or pimasertib or any other product candidate may not be predictive of the results of our later-stage clinical trials. For example, while we may believe certain results in patients, such as stable disease, suggest encouraging clinical activity, stable disease is not considered a response for regulatory purposes in an endpoint assessing objective response rate, or ORR.

Clinical trial failure may result from a multitude of factors including flaws in trial design, dose selection, placebo effect, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits, and failure in clinical trials can occur at any stage. Companies in the pharmaceutical industry frequently suffer setbacks in the advancement of clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Based upon negative or inconclusive results, we may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from clinical trials are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may further delay, limit or prevent marketing approval. The FDA could delay, limit or deny approval of a product candidate for many reasons, including because the FDA:

•	may not deem our product candidate to be safe and effective;

•	determines that the product candidate does not have an acceptable benefit-risk profile;

•	determines in the case of an NDA seeking accelerated approval that the NDA does not provide evidence that the product candidate represents a meaningful advantage over available therapies;

•	determines that the ORR and duration of response are not clinically meaningful;

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may not agree that the data collected from preclinical studies and clinical trials are acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval, and may impose requirements for additional preclinical studies or clinical trials;

•	may determine that adverse events experienced by participants in our clinical trials represent an unacceptable level of risk;

•	may determine that the population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	may not accept clinical data from trials, which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States;

•	may disagree regarding the formulation, labeling and/or the specifications;

•	may not approve the manufacturing processes associated with our product candidate or may determine that a manufacturing facility does not have an acceptable compliance status;

•	may change approval policies or adopt new regulations; or

•	may not file a submission due to, among other reasons, the content or formatting of the submission.

We have not obtained FDA approval for any product. This lack of experience may impede our ability to obtain FDA approval in a timely manner, if at all, for our clinical product candidates.

If we experience delays in obtaining approval or if we fail to obtain approval of DAY101 or pimasertib, our commercial prospects will be harmed and our ability to generate revenues will be materially impaired which would adversely affect our business, prospects, financial condition and results of operations.

The accelerated approval pathway for our product candidates may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that our product candidates will receive marketing approval.

Under the FDA’s accelerated approval program, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. We may seek accelerated approval for one or more of our product candidates on the basis of ORR, a surrogate endpoint that we believe is reasonably likely to predict clinical benefit.

For drugs granted accelerated approval, post-marketing confirmatory trials are required to describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. These confirmatory trials must be completed with due diligence and, in most cases, the FDA may require that the trial be designed, initiated, and/or fully enrolled prior to approval. If any of our competitors were to receive full approval for an indication for which we are seeking accelerated approval before we receive accelerated approval, the indication we are seeking may no longer qualify as a condition for which there is an unmet medical need and accelerated approval of our product candidate would be more difficult or may not occur. Moreover, the FDA may withdraw approval of our product candidate approved under the accelerated approval pathway if, for example:

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the trial or trials required to verify the predicted clinical benefit of our product candidate fail to verify such benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with the drug;

•	other evidence demonstrates that our product candidate is not shown to be safe or effective under the conditions of use;

•	we fail to conduct any required post-approval trial of our product candidate with due diligence; or

•	we disseminate false or misleading promotional materials relating to the relevant product candidate.

Even though we have received Breakthrough Therapy designation by the FDA for DAY101 in treating pLGG, such designation may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that DAY101 will receive marketing approval.

We have received Breakthrough Therapy designation by the FDA for DAY101 in patients with advanced pLGG. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the NDA.

Although Breakthrough Designation or access to any other expedited program may expedite the development or approval process, it does not change the standards for approval. Although we obtained breakthrough device designation for DAY101 in advanced pLGG, we may not experience faster development timelines or achieve faster review or approval compared to conventional FDA procedures. For example, the time required to identify and resolve issues relating to manufacturing and controls, the acquisition of a sufficient supply of our product for clinical trial purposes or the need to conduct additional nonclinical or clinical studies may delay approval by the FDA, even if the product qualifies for breakthrough designation or access to any other expedited program. Access to an expedited program may also be withdrawn by the FDA if it believes that the designation is no longer supported by data from our clinical development program. Additionally, qualification for any expedited review procedure does not ensure that we will ultimately obtain regulatory approval for such product.

Our failure to obtain marketing approval in foreign jurisdictions would prevent our product candidates from being marketed in those jurisdictions, and any approval we are granted for our product candidates in the United States would not assure approval of product candidates in foreign jurisdictions.

In order to market and sell our products in any jurisdiction outside the United States, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to submit for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

We may not be able to obtain or maintain orphan drug designation or exclusivity for our product candidates.

We have obtained orphan drug designation in the United States for use of DAY101 in treating malignant glioma. We may seek orphan drug designation for DAY101 in additional indications or for pimasertib or any product candidates we develop in the future. Regulatory authorities in some jurisdictions, including the United States, may designate drugs for relatively small patient populations as “orphan drugs.” Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or if the disease or condition affects more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing the drug for the type of disease or condition will be recovered from sales of the product in the United States.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for the same indication during that time period. The applicable period is seven years in the United States and ten years in the European Union. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

In the United States, the FDA may approve a subsequent application to market the same drug for the same indication during the exclusivity period in certain circumstances, such as if the subsequent product demonstrates clinical superiority (i.e., the subsequent product is safer, more effective or makes a major contribution to patient care) over the product with orphan exclusivity. Competitors, however, may receive approval of different products for the same indication for which the orphan product has exclusivity, or obtain approval for the same product but for a different indication than that for which the orphan product has exclusivity. Orphan drug designation also entitles a party to financial incentives, such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

We cannot assure you that any future application for orphan drug designation with respect to any other product candidate will be granted. If we are unable to obtain orphan drug designation with respect to other product candidates in the United States, we will not be eligible to obtain the period of market exclusivity that could result from orphan drug designation or be afforded the financial incentives associated with orphan drug designation.

We may seek a rare pediatric disease designation for one or more of our product candidates. Even if we were to obtain approval for our product candidates with the rare pediatric disease designation, the Rare Pediatric Disease Priority Review Voucher program may no longer be in effect at the time of such approval or we might not be able to capture the value of the rare pediatric disease Priority Review Voucher program.

Congress authorized the FDA to award priority review vouchers to sponsors of certain rare pediatric disease product applications that meet the specified criteria. These vouchers are designed to encourage development of new drug and biological products for prevention and treatment of certain rare pediatric diseases.

Specifically, under this program, a sponsor who receives an approval for a drug or biologic for a “rare pediatric disease” may qualify for a voucher that can be redeemed to receive a priority review of a subsequent marketing application for a different product. The sponsor of a rare pediatric disease drug product receiving a priority review voucher may transfer (including by sale) the voucher to another sponsor. The voucher may be further transferred any number of times before the voucher is used, as long as the sponsor making the transfer has not yet submitted the application. Although the voucher can be sold or transferred to third parties, there is no guarantee that we will be able to receive such voucher, or realize any value if we receive and were to sell the voucher.

For the purposes of this program, a rare pediatric disease is a (i) serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years, including age groups often called neonates, infants, children, and adolescents; and (ii) rare disease or conditions within the meaning of the Orphan Drug Act. The FDA may determine that an application for one or more of our product candidates does not meet the eligibility criteria for a priority review voucher upon approval.

Moreover, while the opportunity to receive a priority review voucher was meant to expire for those companies that had not received a designation by September 30, 2020, the Rare Pediatric Disease Priority Review Voucher program was extended by Congress in December 2020. Under the current statutory sunset provisions, after September 30, 2024, the FDA may only award a voucher for an approved rare pediatric disease product application if the sponsor has rare pediatric disease designation for the drug, and that designation was granted by September 30, 2024. After September 30, 2026, the FDA may not award any rare pediatric disease priority review vouchers.

If we are unable to successfully develop, validate, obtain regulatory approval of and commercialize companion diagnostic tests for any product candidates that require such tests, or experience significant delays in doing so, we may not realize the full commercial potential of these product candidates.

A companion diagnostic is a medical device, often an in vitro device, which provides information that is essential for the safe and effective use of a corresponding therapeutic drug product. A companion diagnostic can be used to identify patients who are most likely to benefit from the therapeutic product. In the future, if required to develop a companion diagnostic, we may evaluate opportunities to develop, either by ourselves or with collaborators, companion diagnostic tests for our product candidates for certain indications.

A companion diagnostic is generally developed in conjunction with the clinical program for an associated therapeutic product. To date, the FDA has required premarket approval of the vast majority companion diagnostics for cancer therapies. Generally, when a companion diagnostic is essential to the safe and effective use of a drug product, the FDA requires that the companion diagnostic be approved before or concurrent with approval of the therapeutic product and before a product can be commercialized. The approval of a companion diagnostic as part of the therapeutic product’s labeling limits the use of the therapeutic product to only those patients who express the specific genetic alteration that the companion diagnostic was developed to detect.

Development of a companion diagnostic could include additional meetings with regulatory authorities, such as a pre-submission meeting and the requirement to submit an investigational device exemption application. In the case of a companion diagnostic that is designated as “significant risk device,” approval of an investigational device exemption by the FDA and IRB is required before such diagnostic is used in conjunction with the clinical trials for a corresponding product candidate.

To be successful in developing, validating, obtaining approval of and commercializing a companion diagnostic, we or our collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. We have no prior experience with medical device or diagnostic test development. If we choose to develop and seek FDA approval for companion diagnostic tests on our own, we will require additional personnel. We may rely on third parties for the design, development, testing, validation and manufacture of companion diagnostic tests for our therapeutic product candidates that require such tests, the application for and receipt of any required regulatory approvals, and the commercial supply of these companion diagnostics. If these parties are unable to successfully develop companion diagnostics for these therapeutic product candidates, or experience delays in doing so, we may be unable to enroll enough patients for our current and planned clinical trials, the development of these therapeutic product candidates may be adversely affected, these therapeutic product candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of these therapeutics that obtain marketing approval. For any product candidate for which a companion diagnostic is necessary to select patients who may benefit from use of the product candidate, any failure to successfully develop a companion diagnostic may cause or contribute to delayed enrollment of our clinical trials, and may prevent us from initiating a pivotal trial. In addition, the commercial success of any of our product candidates that require a companion diagnostic will be tied to and dependent upon the receipt of required regulatory approvals and the continued ability of such third parties to make the companion diagnostic commercially available to us on reasonable terms in the relevant geographies. There is no guarantee that physicians will adopt any particular companion diagnostic, be willing to understand how to use it, how to obtain reimbursement for it, how to explain it to patients, or dedicate staff to using it. Any failure to do so could materially harm our business, results of operations and financial condition.

If we decide to pursue a Fast Track Designation by the FDA, it may not lead to a faster development or regulatory review or approval process.

We may seek Fast Track Designation for one or more of our product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for FDA Fast Track Designation. The FDA has broad discretion whether to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program.

Even if we obtain marketing approval for our product candidates, the terms of approvals, ongoing regulation of our products or other post-approval restrictions may limit how we manufacture and market our products and compliance with such requirements may involve substantial resources, which could materially impair our ability to generate revenue.

Any product candidates for which we receive accelerated approval from the FDA are required to undergo one or more confirmatory clinical trials. If such a product candidate fails to meet its safety and efficacy endpoints in such confirmatory clinical trials, the regulatory authority may withdraw its conditional approval. There is no assurance that any such product will successfully advance through its confirmatory clinical trial(s). Therefore, even if a product candidate receives accelerated approval from the FDA, such approval may be withdrawn at a later date.

Even if marketing approval of a product candidate is granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation, which may include the requirement to implement a REMS or to conduct costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product.

We must also comply with requirements concerning advertising and promotion for any of our product candidates for which we obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved.

In addition, manufacturers of approved products and those manufacturers’ facilities are required to ensure that quality control and manufacturing procedures conform to current good manufacturing practices, or cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We and our CMOs could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs.

Accordingly, assuming we obtain marketing approval for one or more of our product candidates, we and our CMOs will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If we are not able to comply with post-approval regulatory requirements, we could have the marketing approvals for our products withdrawn by regulatory authorities and our ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. As a result, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Any product candidate for which we obtain marketing approval will be subject to ongoing enforcement of post-marketing requirements by regulatory agencies, and we could be subject to substantial penalties, including withdrawal of our product from the market, if we fail to comply with all regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include, but are not limited to, restrictions governing promotion of an approved product, submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, and requirements regarding drug distribution and the distribution of samples to physicians and recordkeeping.

The FDA and other federal and state agencies, including the Department of Justice, closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of drugs in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. For example, the FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Violations of such requirements may lead to investigations alleging violations of the Federal Food, Drug, and Cosmetic Act, or FDCA, and other statutes, including the False Claims Act and other federal and state healthcare fraud and abuse laws as well as state consumer protection laws. Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

•	litigation involving patients taking our products;

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	damage to relationships with any potential collaborators;

•	unfavorable press coverage and damage to our reputation;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Non-compliance by us or any future collaborator with regulatory requirements, including safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population can also result in significant financial penalties.

Our current and future relationships with customers and third-party payors may be subject to applicable anti-kickback, fraud and abuse, transparency, health privacy, and other healthcare laws and regulations, which could expose us to significant penalties, including criminal, civil, and administrative penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, including physicians, and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare providers, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, as well as, market, sell and distribute any products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations that may be applicable to our business include the following:

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the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

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the federal civil false claims laws, including the False Claims Act, which can be enforced by civil whistleblower or qui tam actions on behalf of the government, and criminal false claims laws and the civil monetary penalties law, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment by a federal government program, or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, regardless of the payor (e.g. public or private), and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates and their subcontractors that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security, and transmission of such individually identifiable health information;

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the federal transparency requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively referred to as the ACA, requires certain manufacturers of drugs, devices, biologics and medical supplies to annually report to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value provided to teaching hospitals, as well as ownership and investment interests held by physicians, defined to include doctors, dentists, optometrists, podiatrists and chiropractors, and their immediate family members. Beginning calendar year 2021, manufacturers must collect information regarding payments and transfers of value to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified nurse anesthetists and certified nurse-midwives for reporting in the following year. The reported information is made available on a public website; and

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analogous state laws and regulations such as state anti-kickback and false claims laws and analogous non-U.S. fraud and abuse laws and regulations, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance regulations promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures, or drug pricing, including price increases. State and local laws require the registration of pharmaceutical sales representatives. State and non-U.S. laws that also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our internal business processes and business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional integrity reporting and oversight obligations, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil and administrative sanctions, including exclusions from government funded healthcare programs, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and decrease the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

For example, in March 2010, the ACA was signed into law. The ACA is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

Among the provisions of the ACA of importance to our potential product candidates are the following:

•	annual fees and taxes on manufacturers of certain branded prescription drugs;

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products;

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a Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

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an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations;

•	expansion of healthcare fraud and abuse laws, including the False Claims Act and the federal Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	requirements to report financial arrangements with physicians, as defined by such law, and teaching hospitals;

•	a requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

There have been executive, judicial and Congressional challenges to repeal or replace certain aspects of the ACA, including measures taken during the former U.S. president’s administration. The former president of the United States signed Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, starting January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, eliminating the implementation of certain ACA-mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D. In November 2020, the United States Supreme Court held oral arguments on the U.S. Court of Appeals for the Fifth Circuit’s decision that held that the individual mandate is unconstitutional, although it is unclear when a decision will be made or how the United States Supreme Court will rule. On February 10, 2021, the Biden administration withdrew the federal government’s support for overturning the ACA. Further, although the Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and will remain open through August 15, 2021. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the Supreme Court ruling, other such litigation and the healthcare reform measures of the Biden administration will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals for spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction, triggering the legislation’s automatic reduction to several government programs. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which began in 2013, and due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic, unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding.

Further, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the former president of the United States used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders, and policy initiatives. It is unclear whether the Biden administration will work to reverse those measures or pursue similar policy initiatives. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In addition, at the state level, individual states have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that additional state and federal healthcare reform measures will be adopted in the future, particularly in light of the new presidential administration. Such reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

Governments outside of the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries of the European Union, or the EU, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidates to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states, and parallel trade, such as arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries. In addition, the recent withdrawal of the United Kingdom from its membership in the EU, often referred to as “Brexit”, could lead to legal and regulatory uncertainty in the United Kingdom and may lead to the United Kingdom and EU adopting divergent laws and regulations, including those related to the pricing of prescription pharmaceuticals, as the United Kingdom determines which EU laws to replicate or replace. If the United Kingdom were to significantly alter its regulations affecting the pricing of prescription pharmaceuticals, we could face significant new costs. As a result, Brexit could impair our ability to transact business in the EU and the United Kingdom.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain product candidates and products outside of the United States and require us to develop and implement costly compliance programs.

If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business and their party agents from paying, offering, authorizing payment or offering anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of such third party in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the company, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. We are also subject to U.S. laws and regulations governing export controls, as well as economic sanctions and embargoes on certain countries and persons. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing or selling certain product candidates and products outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission, or the SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We and our third-party contractors are subject to numerous foreign, federal, state and local environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources, including any available insurance. We could also be held liable for unexpected safety events that could happen in our business offices.

In addition, our leasing and operation of real property may subject us to liability pursuant to certain of these laws or regulations. Under existing U.S. environmental laws and regulations, current or previous owners or operators of real property and entities that disposed or arranged for the disposal of hazardous substances may be held strictly, jointly and severally liable for the cost of investigating or remediating contamination caused by hazardous substance releases, even if they did not know of and were not responsible for the releases.

We could incur significant costs and liabilities which may adversely affect our financial condition and operating results for failure to comply with such laws and regulations, including, among other things, civil or criminal fines and penalties, property damage and personal injury claims, costs associated with upgrades to our facilities or changes to our operating procedures, or injunctions limiting or altering our operations.

Although we maintain liability insurance to cover us for costs and expenses we may incur due to injuries to our employees, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations, which are becoming increasingly more stringent, may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

We are subject to certain U.S. and certain foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations prohibit, among other things, companies and their employees, agents, CROs, CMOs, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of these laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase over time. We expect to rely on third parties for research, preclinical studies and clinical trials and/or to obtain necessary permits, licenses, patent registrations and other marketing approvals. We can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

We are developing our current product candidates, and may continue to develop future product candidates, in combination with other therapies, which would expose us to additional risks.

We are developing our current product candidates in combination with one or more currently approved cancer therapies or therapies in development. Even if any of our current or future product candidates were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or comparable foreign regulatory authorities could revoke approval of the therapy used in combination with any of our product candidates, or safety, efficacy, manufacturing or supply issues could arise with these existing therapies. In addition, it is possible that existing therapies with which our product candidates are approved for use could themselves fall out of favor or be relegated to later lines of treatment. This could result in the need to identify other combination therapies for our product candidates or our own products being removed from the market or being less successful commercially.

We may also evaluate our current product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or comparable foreign regulatory authorities. We will not be able to market and sell any product candidate in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.

If the FDA or comparable foreign regulatory authorities do not approve or withdraw their approval of these other therapies, or if safety, efficacy, commercial adoption, manufacturing or supply issues arise with the therapies we choose to evaluate in combination with any of our current or future product candidates, we may be unable to obtain approval of or successfully market any one or all of the current or future product candidates we develop. Additionally, if the third-party providers of therapies or therapies in development used in combination with our current or future product candidates are unable to produce sufficient quantities for clinical trials or for commercialization of our current or future product candidates, or if the cost of combination therapies are prohibitive, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

We have never commercialized a product candidate as a company before and currently lack the comprehensive, fully-staffed expertise, personnel and resources to successfully commercialize any products on our own or together with suitable collaborators.

We have never commercialized a product candidate as a company. We may license certain rights with respect to our product candidates to collaborators, and rely on the assistance and guidance of those collaborators. For product candidates for which we retain commercialization rights and marketing approval, we will have to develop our own sales, marketing and supply organization or outsource these activities to a third party.

Factors that may affect our ability to commercialize our product candidates, if approved, on our own include recruiting and retaining adequate numbers of effective sales, marketing, and market access personnel, developing and producing adequate educational and marketing programs to increase public acceptance of our approved product candidates, ensuring regulatory compliance of our company, all communications and materials in the promotional domain, employees and third parties under applicable healthcare laws, and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization will be expensive and time-consuming and could delay the launch of our product candidates upon approval. We may not be able to build an effective sales and marketing organization. Alternatively, if we choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems, we will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration and such arrangements may prove to be less profitable than commercializing the product on our own. If we are unable to build our own distribution and marketing capabilities or to find suitable partners for the commercialization of our product candidates, we may not generate revenues from them or be able to reach or sustain profitability.

Risks related to our reliance on third parties

We rely, and intend to continue to rely, on third parties to conduct our clinical trials and perform some of our research and potential preclinical studies. If these third parties do not satisfactorily carry out their contractual duties, fail to comply with applicable regulatory requirements or do not meet expected deadlines, our development programs may be delayed or subject to increased costs or we may be unable to obtain regulatory approval, each of which may have an adverse effect on our business, financial condition, results of operations and prospects.

We do not have the ability to independently conduct all aspects of our clinical trials ourselves. As a result, we are dependent on third parties to conduct our ongoing and planned clinical trials of DAY101 and pimasertib, and any preclinical studies and clinical trials of any future product candidates. The timing of the initiation and completion of these trials will therefore be partially controlled by such third parties and may result in delays to our development programs. Specifically, we expect CROs, independent clinical investigators and consultants to play a significant role in the conduct of these trials and the subsequent collection and analysis of data. For example, in addition to the Phase 1 clinical trial run by Dana Farber Cancer Institute in collaboration with PNOC, the Children’s Oncology Group, a National Cancer Institute supported clinical trials group and the world’s largest organization devoted exclusively to childhood and adolescent cancer research, is developing a group-wide clinical trial of DAY101 in relapsed Langerhans cell histiocytosis. However, these investigators, CROs and other third parties are not our employees, and we will not be able to control all aspects of their activities. Nevertheless, we are responsible for ensuring that each clinical trial is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the investigators, CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical trial investigators and clinical trial sites. If we or any of our CROs or clinical trial sites fail to comply with applicable GCP requirements, the data generated in our clinical trials may be deemed unreliable, and the FDA may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that our clinical trials comply with GCPs. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure or the failure of third parties on whom we rely to comply with these regulations may require us to stop and/or repeat clinical trials, which would delay the marketing approval process.

There is no guarantee that any such CROs, clinical trial investigators or other third parties on which we rely will devote adequate time and resources to our development activities or perform as contractually required. If any of these third parties fail to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, otherwise perform in a substandard manner, or terminate their engagements with us, the timelines for our development programs may be extended or delayed or our development activities may be suspended or terminated. If our clinical trial site terminates for any reason, we may experience the loss of follow-up information on subjects enrolled in such clinical trial unless we are able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible.

In addition, with respect to investigator-sponsored trials that may be conducted, we would not control the design or conduct of these trials, and it is possible that the FDA will not view these investigator-sponsored trials as providing adequate support for future clinical trials or market approval, whether controlled by us or third parties, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results. We expect that such arrangements will provide us certain information rights with respect to the investigator-sponsored trials, including access to and the ability to use and reference the data, including for our own regulatory submissions, resulting from the investigator-sponsored trials. However, we would not have control over the timing and reporting of the data from investigator-sponsored trials, nor would we own the data from the investigator- sponsored trials. If we are unable to confirm or replicate the results from the investigator-sponsored trials or if negative results are obtained, we would likely be further delayed or prevented from advancing further clinical development. Further, if investigators or institutions breach their obligations with respect to the clinical development of our product candidates, or if the data proves to be inadequate compared to the firsthand knowledge we might have gained had the investigator-sponsored trials been sponsored and conducted by us, then our ability to design and conduct any future clinical trials ourselves may be adversely affected. The investigators may design clinical trials with clinical endpoints that are more difficult to achieve, or in other ways that increase the risk of negative clinical trial results compared to clinical trials that we may design on our own. Negative results in investigator-sponsored clinical trials could have a material adverse effect on our efforts to obtain regulatory approval for our product candidates and the public perception of our product candidates. Additionally, the FDA may disagree with the sufficiency of our right of reference to the preclinical, manufacturing or clinical data generated by these investigator-sponsored trials, or our interpretation of preclinical, manufacturing or clinical data from these investigator-sponsored trials. If so, the FDA may require us to obtain and submit additional preclinical, manufacturing, or clinical data.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors for whom they may also be conducting clinical trials or other pharmaceutical product development activities that could harm our competitive position. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for DAY101, pimasertib or any future product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our products.

The manufacture of our product candidates is complex. Our third-party manufacturers may encounter difficulties in production, which could delay or entirely halt their ability to supply our product candidates for clinical trials or, if approved, for commercial sale.

We do not have any manufacturing facilities, and we currently contract with certain third party manufacturers in China. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for clinical testing, product development purposes, to support regulatory application submissions, as well as for commercial manufacture if any of our product candidates obtain marketing approval. In addition, we expect to contract with analytical laboratories for release and stability testing of our product candidates. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. For example, the extent to which the COVID-19 pandemic impacts our ability to procure sufficient supplies for the development of our product candidates will depend on the severity and duration of the spread of the virus and the actions undertaken to contain COVID-19 or treat its effects. In addition, any disruption in production or inability of our manufacturers specifically in China to produce adequate quantities to meet our needs, whether as a result of a natural disaster or other causes, could impair our ability to operate our business on a day-to-day basis and to continue our development of our product candidates. Furthermore, since these manufacturers are located in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the United States or Chinese governments, political unrest or unstable economic conditions in China. Any of these matters could materially adversely affect our business, financial condition and results of operations. In addition, disruptions in logistics routes and transportation capabilities could disrupt our supply chain. And, if we experience unexpected spikes in demand over time, we risk running out of our necessary supplies.

We may be unable to establish any agreements with third-party manufacturers or do so on favorable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third party for regulatory, compliance and quality assurance;

•	reliance on the third party for product development, analytical testing, and data generation to support regulatory applications;

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operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier, the issuance of an FDA Form 483 notice or warning letter, or other enforcement action by FDA or other regulatory authority;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how;

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us;

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us;

•	carrier disruptions or increased costs that are beyond our control; and

•	failure to deliver our drugs under specified storage conditions and in a timely manner.

We have only limited supply arrangements in place with respect to our product candidates, and these arrangements do not extend to commercial supply. We acquire all key materials on a purchase order basis. As a result, we do not have long-term committed arrangements with respect to our product candidates and other materials. We will need to establish one or more agreements with third parties to develop and scale up the drug manufacturing process, conduct drug testing, and generate data to support a regulatory submission. If we obtain marketing approval for any of our product candidates, we will need to establish an agreement for commercial manufacture with a third party.

In addition, we are dependent on a sole supplier for certain components of our manufacturing process. Even if we are able to replace any raw materials or other materials with an alternative, such alternatives may cost more, result in lower yields or not be as suitable for our purposes. In addition, some of the materials that we use to manufacture our product candidates are complex materials, which may be more difficult to substitute. Therefore, any disruptions arising from our sole suppliers could result in delays and additional regulatory submissions.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If the FDA determines that our CMOs are not in compliance with FDA laws and regulations, including those governing cGMPs, the FDA may approve an NDA until the deficiencies are corrected or we replace the manufacturer in our application with a manufacturer that is in compliance. Moreover, our failure, or the failure of our third-party manufacturers and suppliers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products. In addition, approved products and the facilities at which they are manufactured are required to maintain ongoing compliance with extensive FDA requirements and the requirements of other similar agencies, including ensuring that quality control and manufacturing procedures conform to cGMP requirements. As such, our CMOs are subject to continual review and periodic inspections to assess compliance with cGMPs. Furthermore, although we do not have day-to-day control over the operations of our CMOs, we are responsible for ensuring compliance with applicable laws and regulations, including cGMPs.

In addition, our third-party manufacturers and suppliers are subject to numerous environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment and disposal of waste products, and failure to comply with such laws and regulations could result in significant costs associated with civil or criminal fines and penalties for such third parties. Based on the severity of regulatory actions that may be brought against these third parties in the future, our clinical or commercial supply of drug and packaging and other services could be interrupted or limited, which could harm our business.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. As a result, we may not obtain access to these facilities on a priority basis or at all. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

As we prepare for later-stage clinical trials and potential commercialization, we will need to take steps to increase the scale of production of our product candidates. We have not yet scaled up the manufacturing process for any of our product candidates. Third party manufacturers may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up or commercial activities. For example, if microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. We do not currently have arrangements in place for redundant supply or a second source for bulk drug substance. If our current CMOs for clinical testing cannot perform as agreed, we may be required to replace such CMOs. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any such replacement manufacturer or be able to reach agreement with any alternative manufacturer. Further, our third-party manufacturers may experience manufacturing or shipping difficulties due to resource constraints or as a result of natural disasters, labor disputes, unstable political environments, or public health epidemics such as the recent COVID-19 pandemic. If our current third-party manufacturers cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that obtain marketing approval on a timely and competitive basis.

We may enter into collaborations with third parties for the development and commercialization of our product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

We may seek third-party collaborators for the development and commercialization of some of our product candidates on a select basis. We have not entered into any collaborations to date. Our likely collaborators for any future collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a future collaboration will depend, among other things, upon our assessment of the future collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors.

If we do enter into any such arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our future collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our future collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. Collaborations with future collaborators involving our product candidates would pose numerous risks to us, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;

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collaborators may de-emphasize or not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus, including as a result of a sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product relative to other products;

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collaborators may not properly obtain, maintain, defend or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property related proceedings;

•

disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

•	collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all; and

•

if a future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated.

If we establish one or more collaborations, all of the risks relating to product development, regulatory approval and commercialization described herein would also apply to the activities of any such future collaborators.

Risks related to employee matters and our operations

Our future success depends on our ability to retain our executive officers and key employees and to attract, retain and motivate qualified personnel and manage our human capital.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract, motivate and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on the development and management expertise of Jeremy Bender, Ph.D., M.B.A., our Chief Executive Officer, Samuel Blackman, M.D., Ph.D, our Chief Medical Officer, as well as the other members of our management team, other key employees and advisors. We currently do not maintain key person insurance on these individuals. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time.

Our industry has experienced a high rate of turnover in recent years. Our ability to compete in the highly competitive pharmaceuticals industry depends upon our ability to attract, retain and motivate highly skilled and experienced personnel with scientific, clinical, regulatory, manufacturing and management skills and experience. We conduct our operations in the greater San Francisco Bay Area, a region that is home to other pharmaceutical companies as well as many academic and research institutions, resulting in fierce competition for qualified personnel. We may not be able to attract or retain qualified personnel in the future due to the intense competition for a limited number of qualified personnel among pharmaceutical companies. Many of the other pharmaceutical companies against which we compete have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Our competitors may provide higher compensation, more diverse opportunities and/or better opportunities for career advancement. In addition, as our business changes, key personnel may not want to work for a larger, commercial enterprise. Any or all of these competing factors may limit our ability to continue to attract and retain high quality personnel, which could negatively affect our ability to successfully develop and commercialize our product candidates and to grow our business and operations as currently contemplated.

We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

Our employee headcount has significantly grown from six full-time employees as of December 31, 2019 to 20 full-time employees as of March 31, 2021. We expect significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development, clinical operations, manufacturing, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth and with developing sales, marketing and distribution infrastructure, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources.

Further, we currently rely, and for the foreseeable future will continue to rely, in substantial part on certain third-party contract organizations, advisors and consultants to provide certain services, including assuming substantial responsibilities for the conduct of our clinical trials and the manufacture of DAY101, pimasertib, or any future product candidates. We cannot assure you that the services of such third-party contract organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by our vendors or consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain marketing approval of DAY101, pimasertib, or any future product candidates or otherwise advance our business. We cannot assure you that we will be able to properly manage our existing vendors or consultants or find other competent outside vendors and consultants on economically reasonable terms, or at all.

If we are not able to effectively manage growth and expand our organization, we may not be able to successfully implement the tasks necessary to further develop and commercialize DAY101, pimasertib, our other pipeline product candidates or any future product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our employees, clinical trial investigators, CROs, CMOs, consultants, vendors and any potential commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, clinical trial investigators, CROs, CMOs, consultants, vendors and any potential commercial partners. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (i) FDA regulations or those of comparable foreign regulatory authorities, including those laws that require the reporting of true, complete and accurate information, (ii) manufacturing standards, (iii) federal and state health and data privacy, security, fraud and abuse, government price reporting, transparency reporting requirements, and other healthcare laws and regulations in the United States and abroad, (iv) sexual harassment and other workplace misconduct, or (v) laws that require the true, complete and accurate reporting of financial information or data. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation.

We intend to adopt a code of conduct applicable to all of our employees prior to the completion of this offering, as well as a disclosure program and other applicable policies and procedures, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional integrity reporting and oversight obligations, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

If our security measures are compromised, or our information technology systems or those of our CROs, CMOs, vendors, contractors, consultants, or other third party partners fail or suffer security breaches, cyber-attacks, loss or leakage of data and other disruptions, this could result in a material disruption of our development programs, compromise sensitive information related to our business or other personal information or prevent us from accessing critical information, potentially exposing us to liability, harm our reputation, or otherwise adversely affecting our business.

In the ordinary course of business, we may collect, process, store, and transmit proprietary, confidential, and sensitive information (including but not limited to intellectual property, trade secrets, proprietary business information, personal information, and protected health information, or PHI). It is critical that we do so in a secure manner to maintain the confidentiality, integrity, and availability of such information. We depend on information technology and telecommunications systems for significant elements of our operations and we have installed, and expect to expand, a number of enterprise software systems that affect a broad range of business processes and functional areas, including, for example, systems handling human resources, financial reporting and controls, customer relationship management, regulatory compliance, and other infrastructure operations. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of our being unable to adequately monitor, audit, and modify our controls over our critical information. This risk extends to the third-parties with whom we work, as we rely on a number of third parties to operate our critical business systems and process confidential, proprietary, and sensitive information.

Despite the implementation of security measures, given the size, complexity, and increasing amounts of proprietary, sensitive, and confidential information maintained by our internal information technology systems and those of our CROs, CMOs, vendors, contractors, consultants, and other third party partners are potentially vulnerable to breakdown, service interruptions, system malfunction, accidents by our personnel or third party partners, natural disasters, terrorism, global pandemics, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our personnel or those of our CROs, CMOs, vendors, contractors, consultants, business partners and/or other third party partners, or from cyber-attacks by malicious third parties (including through viruses, worms, malicious code, malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and the confidentiality, integrity and availability of information), which may compromise our system infrastructure, or that of our CROs, CMOs, vendors, contractors, consultants, and other third party partners, or lead to data leakage.

The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, viruses, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. The COVID-19 pandemic is generally increasing the attack surface available for exploitation, as more companies and individuals work online and work remotely, and as such, the risk of a cybersecurity incident potentially occurring, and our investment in risk mitigations against such an incident, is increasing. For example, there has been an increase in phishing and spam emails as well as social engineering attempts from “hackers” hoping to use the recent COVID-19 pandemic to their advantage. We may not be able to anticipate all types of security threats, nor may we be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or those of our CROs, CMOs, vendors, contractors, consultants, and other third party partners, or inappropriate disclosure of confidential, sensitive, or proprietary information, we could incur liability and reputational damage and the further development and commercialization of DAY101, pimasertib, or any future product candidates could be delayed. Any breach, loss or compromise of proprietary, sensitive, or confidential information may also subject us to civil fines and penalties, including under HIPAA, and other relevant state and federal privacy laws in the United States. For example, the California Consumer Privacy Act of 2018, or the CCPA, imposes a private right of action for security breaches that could lead to some form of remedy including regulatory scrutiny, fines, private right of action settlements, and other consequences.

The costs related to significant security breaches or disruptions could be material and exceed the limits of the cybersecurity insurance we maintain against such risks. If the information technology systems of our CROs, CMOs, vendors, contractors, consultants, and other third party partners become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

We cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems, or those of our CROs, CMOs, vendors, contractors, consultants, and other third party partners, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in our operations, or those of our third-party CROs, CMOs, vendors and other contractors and consultants, it could result in a material disruption of our programs and the development of our product candidates could be delayed. In addition, the loss of clinical trial data for DAY101, pimasertib, or any other product candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, significant disruptions of our internal information technology systems or those of our third-party CROs, CMOs, vendors and other contractors and consultants, or security breaches could result in the loss, misappropriation and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), which could result in financial, legal, business and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our clinical trial subjects or personnel, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

We are required to comply with laws, rules and regulations that require us to maintain the security of personal information. We may have contractual and other legal obligations to notify relevant stakeholders of security breaches. Failure to prevent or mitigate cyber-attacks could result in the unauthorized access to sensitive, confidential, or proprietary information. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and others of security breaches involving certain types of data. In addition, our agreements with CROs, CMOs, vendors, contractors, consultants, and other third party partners may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach.

The costs to respond to a security breach and/or to mitigate any security vulnerabilities that may be identified could be significant, our efforts to address these issues may not be successful, and these issues could result in interruptions, delays, negative publicity, loss of customer trust, diminished use of our products as well as other harms to our business and our competitive position. Remediation of any potential security breach may involve significant time, resources, and expenses. Any security breach may result in regulatory inquiries, litigation or other investigations, and can affect our financial and operational condition.

A security breach may cause us to breach customer contracts. Our agreements with certain customers may require us to use industry-standard or reasonable measures to safeguard personal information. We also may be subject to laws that require us to use industry-standard or reasonable security measures to safeguard personal information. A security breach could lead to claims by our customers or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. In addition, our inability to comply with data privacy obligations in our customer contracts or our inability to flow down such obligations from our customers to our CROs, CMOs, vendors, contractors, consultants, and other third party partners may cause us to breach our customer contracts. As a result, we could be subject to legal action or our customers could end their relationships with us. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages.

Litigation resulting from security breaches may adversely affect our business. Unauthorized access to our systems, networks, or physical facilities could result in litigation with our customers or other relevant stakeholders. These proceedings could force us to spend money in defense or settlement, divert management’s time and attention, increase our costs of doing business, or adversely affect our reputation.

We may not have adequate insurance coverage for security incidents or breaches, including fines, judgments, settlements, penalties, costs, attorney fees and other impacts that arise out of incidents or breaches. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or results in changes to insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim. Our risks are likely to increase as we continue to expand, grow our customer base, and process, store, and transmit increasingly large amounts of proprietary and sensitive data.

We are subject to stringent and changing laws, regulations and standards, and contractual obligations related to privacy, data protection, and data security. The actual or perceived failure to comply with such obligations could lead to government enforcement actions (which could include civil or criminal penalties), fines and sanctions, private litigation and/or adverse publicity and could negatively affect our operating results and business.

We and third parties who we work with are or may become subject to numerous domestic and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security), the scope of which is changing, subject to differing applications and interpretations, and may be inconsistent among countries, or conflict with other rules. We are or may become subject to the terms of contractual obligations related to privacy, data protection, and data security. The actual or perceived failure by us or related third parties to comply with such obligations could increase our compliance and operational costs, expose us to regulatory scrutiny, actions, fines and penalties, result in reputational harm, lead to a loss of customers, result in litigation and liability, and otherwise cause a material adverse effect on our business, financial condition, and results of operations.

In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by HITECH. Depending on the facts and circumstances, we could be subject to civil and criminal penalties if we obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

The state of California recently enacted the CCPA, which creates new individual privacy rights for California consumers and places increased privacy and data security obligations on entities handling personal information of consumers or households. The CCPA went into effect on January 1, 2020 and may impact our business activities and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal information and protected health information. Additionally, although not effective until January 1, 2023, the California Privacy Rights Act, or the CPRA, which expands upon the CCPA, was passed in the election on November 3, 2020. The CCPA gives (and the CPRA will give) California residents expanded privacy rights, including the right to request correction, access, and deletion of their personal information, the right to opt out of certain personal information sharing, and the right to receive detailed information about how their personal information is processed. The CCPA and CPRA provide for civil penalties and a private right of action for data breaches that is expected to increase data breach litigation. The CCPA and CPRA may increase our compliance costs and potential liability. Additionally, the CCPA has prompted a number of proposals for new federal and state- level privacy legislation, such as in Virginia, Washington, Illinois, and Nebraska, that, could increase our potential liability, increase our compliance costs, and adversely affect our business.

Foreign data protection laws, including Regulation 2016/679, known as the General Data Protection Regulation, or GDPR, may apply to health-related and other personal information obtained outside of the United States. The GDPR imposes strict obligations on businesses, including requiring changes to informed consent practices and more detailed notices for clinical trial subjects and investigators, requiring limitations on data processing, establishing a legal basis for processing personal information, notification of data processing obligations, notification of security incidents to appropriate data protection authorities or data subjects, protecting the security and confidentiality of the personal information, and establishing means for data subjects to exercise rights in relation to their personal information. The GDPR subjects noncompliant companies to fines of up to the greater of 20 million Euros or 4% of their global annual revenues, potential bans on processing of personal information (including clinical trials), and private litigation. To the extent applicable, the GDPR will increase our responsibility and liability in relation to personal information that we process, and we may be required to put in place additional mechanisms and expend additional time and resources to ensure compliance with the EU data protection rules. Additionally, the United Kingdom, or UK, implemented the Data Protection Act effective in May 2018 and statutorily amended in 2019, that substantially implements the GDPR and contains provisions, including UK-specific derogations, for how GDPR is applied in the UK. Changes in these legislations may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources for compliance programs, could impact strategies and availability of previously useful data, and could result in increased compliance costs and/or changes in business practices and policies.

In addition, European data protection laws prohibit the transfer of personal information to countries outside of the European Economic Area, or EEA, United Kingdom, and Switzerland, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal information from the EEA, United Kingdom, and Switzerland to the United States and other countries, they are or may become subject to legal challenges that, if successful, could invalidate these mechanisms, restrict our ability to process personal information of Europeans outside of Europe and adversely impact our business. For example, in July 2020, the European Courts of Justice invalidated the EU-U.S. Privacy Shield, which enabled the transfer of personal information from EU to the U.S. for companies that had self-certified to the Privacy Shield on the grounds that the EU-U.S. Privacy Shield failed to offer adequate protections to EU personal information transferred to the United States. While the Court of Justice did not invalidate the use of other data transfer mechanisms such as the Standard Contractual Clauses, the decision has led to some uncertainty regarding the use of such mechanisms for data transfers to the United States, and the court made clear that reliance on Standard Contractual Clauses alone may not necessarily be sufficient in all circumstances. The use of Standard Contractual Clauses for the transfer of personal information specifically to the United States also remains under review by a number of European data protection supervisory authorities. For example, German and Irish supervisory authorities have indicated that the Standard Contractual Clauses alone provide inadequate protection for EU-U.S. data transfers. Use of the data transfer mechanisms must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals. The European Data Protection Board, or the EDPB, issued additional guidance regarding the Court of Justice’s decision on November 11, 2020 which imposes higher burdens on the use of data transfer mechanisms, such as the Standard Contractual Clauses, for cross-border data transfers.

To comply with this guidance, we may need to implement additional safeguards to further enhance the security of data transferred out of the Europe, which could increase our compliance costs, expose us to further regulatory scrutiny and liability, and adversely affect our business. Further, the European Commission published new versions of the Standard Contractual Clauses for comment. While the comment period ended in December 2020, the European Commission is expected to finalize and implement the new Standard Contractual Clauses in early 2021. Additionally, other countries (e.g., Australia and Japan) have adopted certain legal requirements for cross-border transfers of personal information. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. Further, since the transition period for Brexit ended December 31, 2020, there remains some uncertainty regarding cross-border data transfers from Europe to the United Kingdom. The EU issued a draft adequacy decision for personal information transfers from European countries to the U.K. on February 19, 2021. If this adequacy decision is not passed by the EU, it would require that companies implement protection measures such as the Standard Contractual Clauses for data transfers between Europe and the U.K. Some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of our business operations. To comply these requirements and as supervisory authorities continue to issue further guidance, we may need to implement additional safeguards to further enhance the security of data transferred out of Europe, we could suffer additional costs, complaints, or regulatory investigations or fines, and if we are otherwise unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we provide our products and services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency and restricting cross-border data transfer, which could increase the cost and complexity of delivering our services and operating our business. For example, Brazil recently enacted the General Data Protection Law (Lei Geral de Proteção de Dados Pessoais or LGPD) (Law No. 13,709/2018), which broadly regulates the processing of personal information and imposes compliance obligations and penalties comparable to those of the GDPR.

We are or may become subject to the terms of external and internal privacy and security policies, representations, certifications, publications related to privacy and security.

Compliance with domestic and foreign privacy, data security, and data protection laws, regulations, and contractual and other obligations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. The actual or perceived failure to comply with domestic and foreign privacy, data privacy, and data protection laws and regulations could result in government enforcement actions (which could include civil, criminal, and administrative penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with privacy, data security, and data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could harm our business.

We or the third parties upon whom we depend may be adversely affected by natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our current operations are primarily located in San Francisco, California. Any unplanned event, such as earthquake, flood, fire, explosion, extreme weather conditions, medical epidemic or pandemic, power shortage, telecommunication failure or other natural or man-made accident or incident that results in our being unable to fully utilize our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or interruption of our business operations, and have a material adverse effect on our business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure such as our research facilities or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Changes in tax laws or regulations that are applied adversely to us may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, the Tax Cuts and Jobs Act of 2017, or the Tax Cuts and Jobs Act, enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to the Tax Cuts and Jobs Act may affect us, and certain aspects of the Tax Cuts and Jobs Act could be repealed or modified in future legislation. For example, the CARES Act modified certain provisions of the Tax Cuts and Jobs Act. In addition, it is uncertain if and to what extent various states will conform to the Tax Cuts and Jobs Act, the CARES Act, or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Cuts and Jobs Act, the CARES Act or future reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. Unused losses incurred in taxable years beginning on or prior to December 31, 2017, will carry forward to offset future taxable income, if any, until such unused losses expire. Under the Tax Cuts and Jobs Act, as modified by the CARES Act, unused U.S. federal net operating losses generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely but the deductibility of such federal net operating losses in taxable years beginning after December 31, 2020, is limited to 80% of current year taxable income. It is uncertain if and to what extent various states will conform to the Tax Cuts and Jobs Act or the CARES Act. In addition, both our current and our future unused losses and other tax attributes may be subject to limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if we undergo, or have undergone, an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in our equity ownership by certain stockholders over a three-year period. We have not completed a Section 382 study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since our formation due to the complexity and cost associated with such a study and the fact that there may be additional ownership changes in the future. As a result, our net operating loss carryforwards generated in taxable years beginning on or before December 31, 2017, may expire prior to being used, and the deductibility of our net operating loss carryforwards generated in taxable years beginning after December 31, 2017 may be limited, and, if we undergo an ownership change (or if we previously underwent such an ownership change), our ability to use all of our pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset our post-change income or taxes may be limited. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of net operating losses is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if we attain profitability, we may be unable to use all or a material portion of our net operating losses and other tax attributes, which could adversely affect our future cash flows.

We have engaged, and will continue to engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

We have engaged, for instance with affiliates of Takeda Pharmaceutical Company Limited, Viracta Therapeutics, Inc. and Merck KGaA, Darmstadt, Germany, and from time to time, we may consider further strategic transactions, such as acquisitions of companies, businesses or assets and out-licensing or in-licensing of products, product candidates or technologies. Additional potential transactions that we may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near term or long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. For example, these transactions may entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	disruption of our business and diversion of our management’s time and attention in order to develop acquired products, product candidates or technologies;

•	incurrence of substantial debt or dilutive issuances of equity securities to pay for acquisitions;

•	higher than expected acquisition and integration costs;

•	write-downs of assets or goodwill or impairment charges;

•	increased amortization expenses;

•	difficulty and cost in combining the operations, systems and personnel of any acquired businesses with our operations, systems and personnel;

•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

•	inability to retain key employees of any acquired businesses.

Risks related to our intellectual property

If we are unable to obtain and maintain patent protection or other necessary rights for our products and technology, or if the scope of the patent protection obtained is not sufficiently broad or our rights under our patents (owned, co-owned or licensed) is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our products and technology may be adversely affected.

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection in the United States and other countries for our current product candidates and future products, as well as our core technologies, including our manufacturing know-how. We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important to the development of our business by seeking, maintaining and defending our intellectual property, whether developed internally or licensed from third parties. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position in the field of cancer drug development. Additionally, we intend to rely on regulatory protection afforded through rare drug designations, data exclusivity and market exclusivity as well as patent term extensions, where available.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our own or licensed patent applications will mature into issued patents, and cannot provide any assurances that any such patents, if issued, will include claims with a scope sufficient to protect our current and future product candidates or otherwise provide any competitive advantage. Additionally, patents can be enforced only in those jurisdictions in which the patent has issued. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally twenty years after its first nonprovisional U.S. filing. The natural expiration of a patent outside of the United States varies in accordance with provisions of applicable local law, but is generally 20 years from the earliest local filing date. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Moreover, our exclusive licenses may be subject to field restrictions and retained rights, which may adversely impact our competitive position. See “Business—License agreement.” Our licensed patent portfolio may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to our product candidates, including generic versions of such products. In addition, the patent portfolio licensed to us is, or may be, licensed to third parties outside our licensed field, and such third parties may have certain enforcement rights. Thus, patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against another licensee or in administrative proceedings brought by or against another licensee in response to such litigation or for other reasons.

Other parties have developed technologies that may be related or competitive to our own and such parties may have filed or may file patent applications, or may have received or may receive patents, claiming inventions that may overlap or conflict with those claimed in our own patent applications or issued patents. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and in other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether the inventors of our patents and applications were the first to make the inventions claimed in those patents or pending patent applications, or that they were the first to file for patent protection of such inventions. Further, we cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. As a result, the issuance, scope, validity and commercial value of our patent rights cannot be predicted with any certainty. Further, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

In addition, the patent prosecution process is expensive and time-consuming, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, the scope of the claims initially submitted for examination may be significantly narrowed by the time they issue, if at all. It is also possible that we or our licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We cannot provide any assurances that we will be able to pursue or obtain additional patent protection based on our research and development efforts, or that any such patents or other intellectual property we generate will provide any competitive advantage. Moreover, we do not have the right to control the preparation, filing and prosecution of patent applications, or to control the maintenance of the patents, covering technology that we license from third parties. Therefore, these patents and applications may not be filed, prosecuted or maintained in a manner consistent with the best interests of our business.

Even if we acquire patent protection that we expect should enable us to maintain competitive advantage, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Third parties, including competitors, may challenge the inventorship, scope, validity, or enforceability thereof, which may result in such patents being narrowed, invalidated or held unenforceable. If issued, our patents may be challenged in patent offices in the United States and abroad, or in court. For example, we may be subject to a third-party submission of prior art to the U.S. Patent and Trademark Office, or USPTO, challenging the validity of one or more claims of our patents, once issued. Such submissions may also be made prior to a patent’s issuance, precluding the granting of a patent based on one of our patent applications. We may become involved in opposition, reexamination, inter partes review, post-grant review, derivation, interference, or similar proceedings in the United States or abroad challenging the claims of our patents, once issued. Furthermore, patents may be challenged in court, once issued. Competitors may claim that they invented the inventions claimed in such patents or patent applications prior to the inventors of our patents, or may have filed patent applications before the inventors of our patents did. A competitor may also claim that we are infringing its patents and that we therefore cannot practice our technology as claimed under our patent applications and patents, if issued. As a result, one or more claims of our patents may be narrowed or invalidated. In litigation, a competitor could claim that our patents, if issued, are not valid for a number of reasons. If a court agrees, we would lose our rights to those challenged patents.

Even if they are unchallenged, our patents and pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, even if we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention if the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which would harm our business.

Certain regulatory exclusivities may be available, however, the scope of such regulatory exclusivities is subject to change, and may not provide us with adequate and continuing protection sufficient to exclude others from commercializing products similar to our product candidates.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications and those of our licensors may not result in patents being issued which protect our product candidates or which effectively prevent others from commercializing competitive product candidates.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we own or in-license in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own or in-license may be challenged or circumvented by third parties or may be narrowed or invalidated as a result of challenges by third parties. Consequently, we do not know whether our product candidates will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents or the patents of our licensors by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents or the patents of our licensors may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant review, and inter partes review, or other similar proceedings challenging our owned patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize our product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, our patents or the patents of our licensors may become subject to post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our priority of invention or other features of patentability with respect to our patents and patent applications and those of our licensors. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by our patents and patent applications or the patents and patent applications of our licensors is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own patented product and practicing our own patented technology.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to develop products that are similar to our product candidates but that are not covered by the claims of the patents that we own or license;

•	we or our licensors or collaborators might not have been the first to make the inventions covered by the issued patents or patent application that we own or license;

•	we or our licensors or collaborators might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that the pending patent applications we own or license will not lead to issued patents;

•	issued patents that we own or license may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may have an adverse effect on our business;

•	we may fail to adequately protect and police our trademarks and trade secrets; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, it could significantly harm our business, results of operations and prospects.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts.

Our commercial success depends in part on avoiding infringement of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Other entities may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our product candidates and products that may be approved in the future, or impair our competitive position. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry, including patent infringement lawsuits, oppositions, reexaminations, IPR proceedings and PGR proceedings before the USPTO and/or corresponding foreign patent offices. Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates.

There may also be patent applications that, if issued as patents, could be asserted against us. Patent applications in the United States and elsewhere are typically published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. patent applications that will not be filed outside the United States can remain confidential until patents issue. Therefore, patent applications covering our product candidates could have been filed by third parties without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates and their uses or manufacturing processes. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history and can involve other factors such as expert opinion. Our interpretation of the relevance or the scope of claims in a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates. Further, we may incorrectly determine that our product candidates and their uses and manufacturing processes are not covered by a third-party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Third-party intellectual property right holders may also actively bring infringement or other intellectual property-related claims against us, even if we have received patent protection for our product candidates and the relevant uses and processes.

As the biopharmaceutical industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. Because patent applications are maintained as confidential for a certain period of time, until the relevant application is published, we may be unaware of third-party patents that may be infringed by commercialization of any of our product candidates, and we cannot be certain that we were the first to file a patent application related to a product candidate or technology. Moreover, because patent applications can take many years to issue, there may be currently-pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. There is also no assurance that there is not prior art of which we are aware, but which we do not believe is relevant to our business, which may, nonetheless, ultimately be found to limit our ability to make, use, sell, offer for sale or import our products that may be approved in the future, or impair our competitive position. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Any claims of patent infringement asserted by third parties would be time consuming and could:

•	result in costly litigation that may cause negative publicity;

•	divert the time and attention of our technical personnel and management;

•	cause development delays;

•	prevent us from commercializing any of our product candidates until the asserted patent expires or is held finally invalid or not infringed in a court of law;

•	require us to develop non-infringing technology, which may not be possible on a cost-effective basis;

•	subject us to significant liability to third parties; or

•

require us to enter into royalty or licensing agreements, which may not be available on commercially reasonable terms, or at all, or which might be non-exclusive, which could result in our competitors gaining access to the same technology.

Although no third party has asserted a claim of patent infringement against us as of the date of this prospectus, others may hold proprietary rights that could prevent our product candidates from being marketed. It is possible that a third party may assert a claim of patent infringement directed at any of our product candidates. Any patent-related legal action against us claiming damages and seeking to enjoin commercial activities relating to our product candidates, treatment indications, or processes could subject us to significant liability for damages, including treble damages if we were determined to willfully infringe, and require us to obtain a license to manufacture or market our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. Moreover, even if we or our current and/or future strategic partners were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we cannot be certain that we could redesign our product candidates, treatment indications, or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing and commercializing our product candidates, which could harm our business, financial condition and operating results. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our product candidates and technology.

Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

Some of our current product candidates and research programs are licensed from third parties. If these license agreements are terminated or interpreted to narrow our rights, our ability to advance our current product candidates or develop new product candidates based on these technologies will be materially adversely affected.

We now depend on, at least in part, Viracta Therapeutics, Inc., Takeda Pharmaceutical Company Limited, Dana Farber Cancer Institute, Millennium Pharmaceuticals, Inc. and Merck KGaA, Darmstadt, Germany, and will continue to depend on Viracta Therapeutics, Inc., Takeda Pharmaceutical Company Limited, Dana Farber Cancer Institute, Millennium Pharmaceuticals, Inc. and Merck KGaA, Darmstadt, Germany and on licenses and sublicenses from other third parties, as well as potentially on other strategic relationships with third parties, for the research, development, manufacturing and commercialization of our current product candidates. If any of our licenses or relationships or any in-licenses on which our licenses are based are terminated or breached, we may:

•	lose our rights to develop and market our current product candidates;

•	lose patent or trade secret protection for our current product candidates;

•	experience significant delays in the development or commercialization of our current product candidates;

•	not be able to obtain any other licenses on acceptable terms, if at all; or

•	incur liability for damages.

Additionally, even if not terminated or breached, our intellectual property licenses or sublicenses may be subject to disagreements over contract interpretation which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations.

If we experience any of the foregoing, it could have a materially adverse effect on our business and could force us to cease operations which could cause you to lose all of your investment.

If we breach our license agreements it could have a material adverse effect on our commercialization efforts for our product candidates.

If we breach any of the agreements under which we license the use, development and commercialization rights to our product candidates or technology from third parties, we could lose license rights that are important to our business. Or if we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

Our current lead product candidates are protected by, among other intellectual property rights, patents and patent applications we co-own and exclusively in-licensed from Sunesis Pharmaceuticals, Inc. (now Viracta Therapeutics, Inc.). Our current lead product candidates and pipeline and our anticipated near term pipeline may include technologies, licensed from, for example Merck KGaA, Darmstadt, Germany.

Under the license agreements, we are subject to various obligations, including diligence obligations such as development and commercialization obligations, as well as potential royalty payments and other obligations. If we fail to comply with any of these obligations or otherwise breach our license agreements, our licensors may have the right to terminate the applicable license in whole or in part. Generally, the loss of any one of our current licenses, or any other license we may acquire in the future, could harm our business, prospects, financial condition and results of operations.

Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patent and other intellectual property rights to third parties under collaborative development relationships;

•

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;

•	the priority of invention of patented technology;

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	whether and the extent to which inventors are able to contest the assignment of their rights to our licensors.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms or at all, we may be unable to successfully develop and commercialize the affected product candidates. In addition, if disputes arise as to ownership of licensed intellectual property, our ability to pursue or enforce the licensed patent rights may be jeopardized. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize our products could suffer.

In addition, the agreements under which we license intellectual property or technology from third parties, including our licenses with Viracta Therapeutics, Inc., Takeda Pharmaceutical Company Limited, Dana Farber Cancer Institute, Millennium Pharmaceuticals, Inc. and Merck KGaA, Darmstadt, Germany, are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we license prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

In spite of our best efforts, our licensors might conclude that we materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

While we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

We seek to expand our product candidate pipeline in part by in-licensing the rights to key technologies. The future growth of our business will depend in part on our ability to in-license or otherwise acquire the rights to additional product candidates or technologies. We cannot assure you that we will be able to in-license or acquire the rights to any product candidates or technologies from third parties on acceptable terms or at all.

Other companies and academic institutions may also have filed or are planning to file patent applications potentially relevant to our business. From time to time, in order to avoid infringing these third-party patents, we may be required to license technology from third parties to further develop or commercialize our existing or future product candidates. Should we be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell our existing or future product candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our existing or future product candidates could cause us to abandon any related efforts, which could seriously harm our business and operations.

The in-licensing and acquisition of these technologies is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire product candidates or technologies that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to license rights to us. Furthermore, we may be unable to identify suitable product candidates or technologies within our area of focus. If we are unable to successfully obtain rights to suitable product candidates or technologies, our business, financial condition and prospects could suffer.

We may be involved in lawsuits to protect or enforce our own patents or our licensors’ patents, which could be expensive, time consuming and unsuccessful. Further, our own issued patents or our licensors’ patents could be found invalid or unenforceable if challenged in court.

Competitors may infringe our intellectual property rights. To prevent infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in a patent infringement proceeding, a court may decide that a patent we own or in-license is not valid, is unenforceable and/or is not infringed. If we or any of our collaborators were to initiate legal proceedings against a third party to enforce a patent directed at one of our product candidates, the defendant could counterclaim that our patent or the patent of our licensors is invalid and/or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, lack of sufficient written description, non-enablement, or obviousness-type double patenting. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution.

Third parties may also raise similar invalidity claims before the USPTO or patent offices abroad, even outside the context of litigation. Such mechanisms include re-examination, PGR, IPR, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). The outcome following legal assertions of invalidity and/or unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our licensors, and the patent examiners are unaware during prosecution. There is also no assurance that there is not prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim in our patents and patent applications or the patents and patent applications of our licensors, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our technology, or any product candidates that we may develop. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects.

In addition, if the breadth or strength of protection provided by our patents and patent applications or the patents and patent applications of our licensors is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating costs and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to our intellectual property rights, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common shares to decline.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings or developments in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing product candidates, approved products, programs or intellectual property could be diminished. Accordingly, the market price of shares of our common stock may decline. Such announcements could also harm our reputation or the market for our product candidates, which could have a material adverse effect on our business.

Derivation proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party.

Derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with such proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our development programs, license necessary technology from third parties or enter into development or manufacturing partnerships that would help us bring our product candidates to market.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third-party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders, or it may be otherwise impractical or undesirable to enforce our intellectual property against some third parties. Our competitors or other third parties may be able to sustain the costs of complex patent litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our product development, in-license needed technology, or enter into development partnerships that would help us bring our product candidates to market.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and/or those of our licensors and the enforcement or defense of our issued patents and/or those of our licensors.

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a “first inventor to file” system in which, assuming that other requirements of patentability are met, the first inventor to file a patent application will be entitled to the patent regardless of whether a third party was first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013 but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we may not be certain that we or our licensors are the first to either (1) file any patent application related to our product candidates or (2) invent any of the inventions claimed in the patents or patent applications.

The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including PGR, IPR, and derivation proceedings. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position.

Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and/or those of our licensors and the enforcement or defense of our issued patents or those of our licensors, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in U.S. patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve a high degree of technological and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us.

For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the U.S. federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patent and the patents we might obtain or license in the future.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We and/or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. In addition, we cannot assure you that all inventors have been or will be identified by us and/or by our collaborators despite diligent effort. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our licensors may have relied on third-party consultants or collaborators such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension for our product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA marketing approval of our product candidates, one or more of our U.S. patents or those of our licensors may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. A maximum of one patent may be extended per FDA approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of our product candidates. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

We may not be able to protect our intellectual property rights throughout the world.

Although we have pending patent applications in the United States and other countries, filing, prosecuting and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents, the patents of our licensors, or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or our licensors’ patents or marketing of competing products in violation of our proprietary rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents or the patents of our licensors at risk of being invalidated or interpreted narrowly and our patent applications or the patent applications of our licensors at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the USPTO and various foreign patent offices at various points over the lifetime of our patents and/or applications and those of our licensors. We have systems in place to remind us to pay these fees, and we rely on our outside patent annuity service to pay these fees when due. Additionally, the USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We intend to use registered or unregistered trademarks or trade names to brand and market ourselves and our products. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our financial condition or results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition, we rely on the protection of our trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced, and our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

We may be subject to claims that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets.

We have entered into or may enter in the future into non-disclosure and confidentiality agreements to protect the proprietary positions of third parties, such as outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors, potential partners, and other third parties. We may become subject to litigation where a third party asserts that we or our employees inadvertently or otherwise breached the agreements and used or disclosed trade secrets or other information proprietary to the third parties. Defense of such matters, regardless of their merit, could involve substantial litigation expense and be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions. Moreover, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our product candidates and technology. Failure to defend against any such claim could subject us to significant liability for monetary damages or prevent or delay our developmental and commercialization efforts, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.

Parties making claims against us may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, operating results, financial condition and prospects.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is common in the biopharmaceutical industry, in addition to our employees, we engage the services of consultants to assist us in the development of our product candidates. Many of these consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other pharmaceutical companies including our competitors or potential competitors. We may become subject to claims that we, our employees or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.

The patent protection and patent prosecution for some of our product candidates may be dependent on third parties.

While we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our product candidates, there may be times when the filing and prosecution activities for patents and patent applications relating to our product candidates are controlled by our licensors or collaboration partners. If any of our licensors or collaboration partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering our product candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.

Currently, our intellectual property protection includes patents and patent applications that we have in-licensed from Sunesis Pharmaceuticals, Inc. (now Viracta Therapeutics, Inc.), Takeda Pharmaceutical Company Limited, and Merck KGaA, Darmstadt, Germany. Our exclusive and non-exclusive licenses may be subject to certain retained rights, which may adversely impact our competitive position. We do not control the prosecution and maintenance of several of the licensed patent portfolios; thus, we cannot assure you that the licensed patent families will be prepared, filed, prosecuted, or maintained in a manner consistent with the best interests of our business. See “Business—License Agreement.” Our licensed patent portfolio may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to our product candidates.

Intellectual property discovered through government funded programs may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights and limit our ability to contract with non-U.S. manufacturers.

Some of our own issued patents or pending patent applications may have been generated through the use of U.S. government funding, and we may acquire or license in the future intellectual property rights that have been generated through the use of U.S. government funding or grants. Pursuant to the Bayh-Dole Act of 1980, the U.S. government has certain rights in inventions developed with government funding. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). If the U.S. government exercised its march-in rights in our existing or future intellectual property rights that are generated through the use of U.S. government funding or grants, we could be forced to license or sublicense intellectual property developed by us or that we license on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. government for the exercise of such rights. The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property.

Risks related to our common stock and this offering

No public market for our common stock currently exists, and an active and liquid trading market for our common stock may never develop. As a result, you may not be able to resell your shares of common stock at or above the initial public offering price.

Prior to this offering, no market for our common stock existed and an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares of common stock at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares of common stock. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.

The market price of our common stock is likely to be highly volatile, which could result in substantial losses for purchasers of our common stock in this offering.

The market price of our common stock following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. As a result of this volatility, you may not be able to sell your shares of common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including the other risks described in this “Risk factors” section and the following:

•	results of preclinical studies or clinical trials by us or those of our competitors or by existing or future collaborators or licensing partners;

•	the timing and enrollment status of our clinical trials;

•

changes in the development status of our product candidates, including variations in the level of expense related to the development of our programs or funding support by us or by existing or future collaborators or licensing partners;

•	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our business;

•	the success of competitive products or technologies;

•	introductions and announcements of new product candidates by us, our future collaboration partners, or our competitors, and the timing of these introductions or announcements;

•	actions taken by regulatory agencies with respect to our product candidates, clinical studies, manufacturing process or sales and marketing terms;

•

our execution of any collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under existing or future arrangements or the termination or modification of any such existing or future arrangements;

•	actual or anticipated variations in our financial results or those of companies that are perceived to be similar to us;

•	the success of our efforts to acquire or in-license additional technologies or product candidates;

•	announced or completed significant acquisitions, strategic collaborations, joint ventures or capital commitments by us or our competitors;

•	developments or disputes concerning our intellectual property and proprietary rights;

•	the recruitment or departure of key personnel;

•	changes in the structure of healthcare payment systems;

•	actual or anticipated changes in earnings estimates or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	speculation in the press or investment community;

•	share price and fluctuations of trading volume of our common stock;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	sales of shares of our common stock by us, insiders or our stockholders;

•	our ability or inability to raise additional capital and the terms on which we raise it;

•	the concentrated ownership of our common stock;

•	changes in accounting principles;

•	natural disasters, terrorist acts, acts of war and other calamities; and

•	general economic, industry and market conditions, or other events or factors, many of which are beyond our control, such as the recent COVID-19 pandemic.

In addition, the stock market in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme price and volume fluctuations, including as a result of the COVID-19 pandemic, that have been often unrelated or disproportionate to the operating performance of the issuer. Furthermore, the trading price of our common stock may be adversely affected by third parties trying to drive down the market price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if our stock declines and their activities can negatively affect our stock price. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk factors” section, could have a dramatic and adverse impact on the market price of our common stock.

In the past, securities class action litigation has often been brought against public companies following declines in the market price of their securities. This risk is especially relevant for biopharmaceutical companies, which have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and our resources, which could harm our business.

Our quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	timing and variations in the level of expense related to the current or future development of our programs;

•	timing and status of enrollment for our clinical trials;

•	impacts from the COVID-19 pandemic on us or third parties with which we engage;

•	results of clinical trials, or the addition or termination of clinical trials or funding support by us or potential future partners;

•

our execution of any collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under potential future arrangements or the termination or modification of any such potential future arrangements;

•	any intellectual property infringement, misappropriation or violation lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	if any product candidate we may develop receive regulatory approval, the timing and terms of such approval and market acceptance and demand for such product candidates;

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the timing and cost to establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval and intend to commercialize on our own or jointly with future collaborators;

•	regulatory developments affecting current or future product candidates or those of our competitors;

•	the amount of expense or gain associated with the change in value of the success payments and contingent consideration; and

•	changes in general market and economic conditions.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will suffer immediate and substantial dilution with respect to the common stock you purchase in this offering. If you purchase common stock in this offering, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their option to purchase additional common stock in this offering, you will incur immediate and substantial dilution of $10.14 per share, representing the difference between the assumed initial public offering price of $15.00 per share and our pro forma net tangible book value per share as of March 31, 2021 after giving effect to this offering and the conversion of all outstanding redeemable convertible preferred shares upon the completion of this offering. Following the completion of this offering, investors purchasing common stock in this offering will have contributed 44.1% of the total amount invested by stockholders since inception, but will only own 16.6% of the shares of common stock outstanding.

For a further description of the dilution you will experience immediately after this offering, see the section titled “Dilution.”

We do not currently intend to pay dividends on our common stock and, consequently, our stockholders’ ability to achieve a return on their investment will depend on appreciation of the value of our common stock.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not intend to declare or pay any cash dividends on our capital stock in the foreseeable future. As a result, any investment return on our common stock will depend upon increases in the value for our common stock, which is not certain.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Based on 50,337,415 shares of our capital stock outstanding as of March 31, 2021, upon completion of this offering, we will have a total of 60,337,415 shares of common stock outstanding. Of these shares, only the 10,000,000 shares of common stock sold in this offering, or 11,500,000 shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable, without restriction, in the public market immediately after this offering. Each of our officers, directors and substantially all of our stockholders have entered or will enter into lock-up agreements with the underwriters that restrict their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. However, J.P. Morgan Securities LLC may, in its sole discretion, permit our officers, directors and other stockholders who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements expire, based on 50,337,415 shares outstanding as of March 31, 2021, approximately up to an additional 46,587,529 shares of common stock will be eligible for sale in the public market, approximately 31,431,068 of which shares are held by our officers, directors and their affiliated entities, and will be subject to volume limitations under Rule 144 under the Securities Act.

After this offering, the holders of an aggregate of 32,489,398 shares of our outstanding common stock as of March 31, 2021 will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. We also intend to register shares of common stock that we may issue under our equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to the 180-day lock-up period under the lock-up agreements described above and in the section titled “Underwriting.”

We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. However, future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of our outstanding options, or the perception that such sales may occur, could adversely affect the market price of our common stock.

We also expect that significant additional capital may be needed in the future to continue our planned operations. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. To the extent that additional capital is raised through the sale and issuance of shares or other securities convertible into shares, our stockholders will be diluted. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on the beneficial ownership of our common stock as of April 15, 2021, prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned 84.1% of our voting stock and, upon the completion of this offering, that same group will hold approximately 70.1% of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares and no purchases of shares in this offering or the directed share program by any of this group). The voting power of this group may increase to the extent they convert shares of non-voting common stock they hold into common stock. As a result, these stockholders, if acting together, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, amendment of our organizational documents, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock.

Participation in this offering by our existing stockholders and/or their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and controlling stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

We are an “emerging growth company” and a “smaller reporting company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies or smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iii) exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not approved previously. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus.

We could be an emerging growth company for up to five fiscal years following the completion of this offering; provided, however, certain circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates equals or exceeds $700 million, if we have total annual gross revenue of $1.07 billion or more, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act, upon issuance of a new or revised accounting standard that applies to our consolidated financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on the same exemptions from certain disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and the option to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

Anti-takeover provisions in our charter documents and under Delaware law could prevent or delay an acquisition of us, which may be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Our restated certificate of incorporation and our restated bylaws that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	permit only the board of directors to establish the number of directors and fill vacancies on the board;

•	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

•	require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit cumulative voting; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law, or DGCL, may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.

The exclusive forum provision in our organizational documents may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, or the underwriters of any offering giving rise to such claim, which may discourage lawsuits with respect to such claims.

Our restated certificate of incorporation that will be in effect upon completion of this offering, to the fullest extent permitted by law, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or the Exchange Act. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, or the underwriters of any offering giving rise to such claims, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our restated bylaws will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or a Federal Forum Provision, including for all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While federal or state courts may not follow the holding of the Delaware Supreme Court or may determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholders’ ability to bring a claim, and may result in increased costs for a stockholder to bring such a claim, in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, or the underwriters of any offering giving rise to such claim, which may discourage lawsuits against us and our directors, officers, and other employees, and the underwriters of this offering.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

General risk factors

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our company, our common stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our common stock could be impacted negatively. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our preclinical studies and future clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of such analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause a decline in our stock price or trading volume.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes- Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. The increased costs may require us to reduce costs in other areas of our business or increase the prices of our products once commercialized. Moreover, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

If we fail to maintain proper and effective internal controls over financial reporting our ability to produce accurate and timely financial statements could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with annual report for our fiscal year ending December 31, 2022. When we lose our status as an “emerging growth company” and become an “accelerated filer” or a “large accelerated filer,” our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. This process will be time-consuming, costly and complicated.

Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations, or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the Nasdaq Global Select Market, or Nasdaq, the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected. In addition, we do not have a formal risk management program for identifying and addressing risks to our business in other areas.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile. The stock market in general, and Nasdaq and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Conversion

We currently operate as a limited liability company organized under the laws of the State of Delaware named Day One Biopharmaceuticals Holding Company, LLC, or Day One LLC. We currently have two subsidiaries, both of which are incorporated under the laws of the state of Delaware: DOT Therapeutics-1, Inc. and DOT Therapeutics-2, Inc. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will engage in the following transactions, which we refer to collectively as the Conversion:

•	we will convert from a Delaware limited liability company to a Delaware corporation by filing a certificate of conversion with the Secretary of State of the State of Delaware; and

•	we will change our name to Day One Biopharmaceuticals, Inc.

As part of the Conversion:

•

holders of Series A redeemable convertible preferred shares of Day One LLC will receive one share of Series A redeemable convertible preferred stock of Day One Biopharmaceuticals, Inc. for each Series A redeemable convertible preferred share held immediately prior to the Conversion;

•

holders of Series B redeemable convertible preferred shares of Day One LLC will receive one share of Series B redeemable convertible preferred stock of Day One Biopharmaceuticals, Inc. for each Series B redeemable convertible preferred share held immediately prior to the Conversion;

•	holders of common shares of Day One LLC will receive one share of common stock of Day One Biopharmaceuticals, Inc. for each common share held immediately prior to the Conversion;

•

each outstanding incentive share in Day One LLC, all of which were intended to constitute profits interests for U.S. federal income tax purposes, will convert into a number of shares of common stock of Day One Biopharmaceuticals, Inc. based upon a conversion price determined by our board of directors. Certain of the shares of common stock issued in respect of incentive shares will continue to be subject to vesting in accordance with the vesting schedule applicable to such incentive shares; and

•

pursuant to the terms of the Millennium Stock Exchange Agreement and the Plan of Conversion, Millennium Pharmaceuticals, Inc. will exchange the 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1, Inc. it holds for 6,470,382 shares of our common stock pursuant to and contingent upon the effectiveness of the Conversion and subject to the satisfaction of the other terms and conditions of the Millennium Stock Exchange Agreement.

The number of shares of common stock that holders of incentive shares will receive in the Conversion will be based on the fair value per common share as determined by our board of directors immediately prior to the Conversion. In this prospectus, we have assumed a fair value of $15.00 per common share, which is the midpoint of the price range per share set forth on the cover page of this prospectus. Based on this assumed fair value of $15.00 per common share, the incentive shares will convert into an aggregate of 5,341,766 shares of our common stock. However, the number of shares of common stock to be issued upon conversion of the incentive shares will be affected if the initial public offering price per share of common stock in this offering differs from the midpoint of the price range set forth on the cover page of this prospectus. At a fair value of $16.00 per common share, which is the high end of the price range per share set forth on the cover page of this prospectus, the incentive shares would convert into an aggregate of 5,433,290 shares of our common stock. At a fair value of $14.00 per common share, which is the low end of the price range set forth on the cover page of this prospectus, the incentive shares would convert into an aggregate of 5,237,163 shares of our common stock.

In connection with the Conversion, Day One Biopharmaceuticals, Inc. will continue to hold all property and assets of Day One LLC and will assume all of the debts and obligations of Day One LLC. After effecting the Conversion, we will be governed by a certificate of incorporation to be filed with the Delaware Secretary of State and our bylaws. Following the Conversion, we will consummate this offering. Upon the closing of our initial public offering, 32,489,398 shares of redeemable convertible preferred stock issued in the Conversion will convert into an equal number of shares of our common stock.

In this prospectus, except as otherwise indicated or the context otherwise requires, all information is presented giving effect to the Conversion. The consolidated financial statements and selected historical consolidated financial data and other financial information included in this prospectus are those of Day One LLC and its subsidiaries and do not give effect to the Conversion.

Special note regarding forward-looking statements

This prospectus, including the sections titled “Prospectus summary,” “Risk factors,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations,” and “Business,” contains forward-looking statements about us and our industry. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	our plans to develop and commercialize our product candidates, DAY101 and pimasertib, for the treatment of patients with genetically defined cancers;

•	our ability to obtain funding for our operations, including funding necessary to complete further acquisitions, development and commercialization of our product candidates;

•	the timing of and our ability to obtain and maintain regulatory approvals for our product candidates, DAY101 and pimasertib, as well as our other future product candidates;

•	future agreements with third parties in connection with the commercialization of our product candidates;

•	the success, cost and timing of our product candidate development activities and planned clinical trials;

•	our expectations regarding the impact of the COVID-19 pandemic and its potentially material adverse impact on our business, the macroeconomy, and the execution of our clinical trials;

•	the rate and degree of market acceptance and clinical utility of our product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	the success of competing therapies that are or may become available;

•	our ability to attract and retain key management and technical personnel;

•	our expectations regarding our ability to obtain, maintain and enforce intellectual property protection for our product candidates;

•	our use of our existing cash and cash equivalents and the net proceeds from this offering; and

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk factors” and elsewhere in this prospectus. Moreover, we operate in a competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

Market and industry data

This prospectus contains estimates and other statistical data made by independent parties and by us relating to our industry and the markets in which we operate, including our general expectations and market position, market opportunity, the incidence of certain medical conditions and other industry data. These data, to the extent they contain estimates or projections, involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates or projections. In some cases, we do not expressly refer to the sources from which this data is derived. Industry publications and other reports we have obtained from independent parties generally state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. The industry in which we operate is subject to risks and uncertainties due to a variety of factors, including those described in the section titled “Risk factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

Use of proceeds

We estimate that we will receive net proceeds of approximately $135.5 million from the sale of 10,000,000 shares of common stock in this offering, or approximately $156.4 million if the underwriters exercise in full their option to purchase 1,500,000 additional shares, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by $9.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, the net proceeds that we receive from this offering by $14.0 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•

approximately $80.0 million to $100.0 million to advance the continued development of DAY101 in our pivotal Phase 2 clinical trial as a monotherapy for pediatric patients with pLGG (FIREFLY-1), in a Phase 3 clinical trial (FIREFLY-2) as a potential frontline therapy in pLGG, and in a Phase 2 clinical trial in adult RAS/RAF-altered solid tumors;

•

approximately $20.0 million to $40.0 million to advance the development of a Phase 1b/2 clinical trial of DAY101 in combination with pimasertib in adult MAPK-altered solid tumors, fund further development or acquisitions of future preclinical and clinical programs towards IND filings and/or into clinical trials; and

•	the remainder, if any, to fund pre-commercialization activities for DAY101, working capital and other general corporate purposes.

Based on our current operating plan, we expect our existing cash and cash equivalents, together with the net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect.

The expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. In particular, we expect such funds to enable us to fund our operations into the second half of 2023. During that time, we expect to provide an initial data update on our pivotal FIREFLY-1 Phase 2 clinical trial in the first half of 2022. We also intend to initiate a Phase 2 clinical trial in adult RAS/RAF-altered tumors in mid-2021. For our pimasertib program, we expect to initiate a Phase 1b/2 clinical trial of DAY101 in combination with pimasertib in adult MAPK-altered solid tumors in the first quarter of 2022. The net proceeds from this offering, together with our existing cash and cash equivalents, will not be sufficient for us to fund DAY101, pimasertib or other future product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates.

The amounts we actually expend in these areas, and the timing thereof, may vary significantly from our current intentions and will depend on a number of factors, including the success of research and product development efforts, cash generated from future operations and actual expenses to operate our business. We may use a portion of the net proceeds for further acquisitions of, or investment in, businesses that complement our business, although we have no present commitments or agreements to do so.

The amounts and timing of our clinical expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the status, results and timing of our current clinical trials, and the preclinical studies and clinical trials which we may commence in the future, the product approval process with the FDA and other regulatory agencies, any new collaborations we may enter into with third parties, any unforeseen cash needs and other factors described in the section titled “Risk factors” in this prospectus. As a result, we cannot predict with any certainty all of the particular uses for the net proceeds or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

Pending the uses described above, we intend to invest the net proceeds from this offering in short term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

Dividend policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021 on:

•	an actual basis;

•

a pro forma basis, giving effect to (i) the Conversion, (ii) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock issued in the Conversion into an aggregate of 32,489,398 shares of our common stock immediately prior to the completion of this offering, (iii) the issuance of 6,470,382 shares of our common stock to Millennium Pharmaceuticals, Inc. in exchange for 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1, Inc., our subsidiary, pursuant to the Millennium Stock Exchange Agreement and the Plan of Conversion pursuant to and contingent upon the effectiveness of the Conversion and subject to the satisfaction of the other terms and conditions of the Millennium Stock Exchange Agreement; and (iv) the filing and effectiveness of our restated certificate of incorporation upon the completion of this offering; and

•

a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments described above and (ii) the sale of 10,000,000 shares of common stock in this offering, at the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering as determined at pricing.

You should read this table together with the sections titled “Conversion,” “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2021

	Actual	Pro forma	Pro forma as adjusted(1)
(in thousands, except share and per share data)	(unaudited)
Cash and cash equivalents	$154,870	$154,870	$291,242

Redeemable convertible preferred shares, 22,851,257 shares authorized, issued and outstanding at December 31, 2020; 32,489,408 shares authorized, issued and outstanding at March 31, 2021	221,721	—	—
Redeemable convertible noncontrolling interest	4,783	—	—

Members’ deficit/shareholders’:
Common shares: 39,525,000 shares authorized and 6,035,869 shares issued and outstanding, actual, and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	2,000	—	—
Incentive shares: 8,924,177 shares authorized and 4,986,352 shares issued and outstanding, actual, and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	1,175	—	—
Stockholders’ equity (deficit)
Preferred stock, $0.0001 par value: no shares authorized, issued or outstanding, actual; no shares authorized and no shares issued or outstanding, pro forma; 10,000,000 shares authorized and no shares issued or outstanding, pro forma as adjusted	—	—	—
Common stock, $0.0001 par value: no shares issued and outstanding, actual; 500,000,000 shares authorized, 50,337,415 shares issued and outstanding, pro forma; 500,000,000 shares authorized, 60,337,415 shares issued and outstanding, pro forma as adjusted	—	5	6
Additional paid-in capital	—	229,674	365,173
Accumulated deficit	(72,024)	(72,024)	(72,024)

Total members’/shareholders’ (deficit) equity	(68,849)	157,655	293,155

Total capitalization	$157,655	$157,655	$293,155

(1)	The pro forma as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering as determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, total members’/shareholders’ (deficit) equity and total capitalization by approximately $9.3 million, assuming that the number of shares offered remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, total members’/shareholders’ (deficit) equity and total capitalization by approximately $14.0 million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock issued and outstanding, pro forma and pro forma as adjusted in the table above is based on 50,337,415 shares of our common stock outstanding as of March 31, 2021, after giving effect to:

•

the Conversion (including, in connection therewith, the issuance of (i) 6,035,869 shares of common stock to holders of common shares of Day One LLC, which includes 48,456 shares of unvested restricted common stock, and (ii) 4,560,666 shares of common stock to holders of incentive shares of Day One LLC, which includes 3,855,567 shares of unvested restricted common stock;

•

the automatic conversion of all outstanding shares of our redeemable convertible preferred stock issued in the Conversion, into an aggregate of 32,489,398 shares of our common stock immediately prior to the completion of this offering;

•

the issuance of 6,470,382 shares of our common stock to Millennium Pharmaceuticals, Inc., pursuant to the Millennium Stock Exchange Agreement and the Plan of Conversion in exchange for 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1, Inc., our subsidiary, pursuant to and contingent upon the effectiveness of the Conversion and subject to the satisfaction of the other terms and conditions of the Millennium Stock Exchange Agreement; and

•	the issuance of 781,100 shares of our unvested restricted common stock to holders of incentive shares of Day One LLC issued after March 31, 2021 net cancellations.

The number of shares of our common stock to be outstanding after this offering excludes:

•

6,972,000 shares of common stock reserved for future issuance as of March 31, 2021 under our stock-based compensation plans, consisting of (i) 6,369,000 shares of common stock reserved for future issuance under the 2021 Plan, which will become effective on the day before the date of the effectiveness of the registration statement of which this prospectus forms a part (of which shares, we intend to grant options with respect to 4,418,874 shares (with an exercise price equal to the initial offering price) effective upon the date of this prospectus) and (ii) 603,000 shares of common stock reserved for future issuance under our ESPP, which will become effective on the date of the effectiveness of the registration statement of which this prospectus forms a part. In addition, assuming the Conversion occurs at a fair value of $15.00 per common share, which is the midpoint of the price range per share set forth on the cover page of this prospectus, 1,464,450 shares currently subject to outstanding incentive shares will be cancelled and will be available for grant under the 2021 Plan. Our 2021 Plan and ESPP also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in the section titled “Executive compensation—Equity compensation plans and other benefit plans.”

Dilution

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

Our historical net tangible book value as of March 31, 2021 was $(69.7) million, or $(11.55) per share of common stock. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities, redeemable convertible preferred shares and redeemable non-controlling interest. Historical net tangible book value per share represents historical net tangible book value divided by the 6,035,869 common shares outstanding as of March 31, 2021, including 48,456 unvested restricted shares subject to repurchase by us.

Our pro forma net tangible book value as of March 31, 2021 was $156.8 million, or $3.11 per share of common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, redeemable convertible preferred shares and redeemable non-controlling interest, after giving effect to (i) the Conversion (assuming that incentive shares of Day One LLC convert at a rate of one share of our common stock for each incentive share), (ii) the automatic conversion of all outstanding shares of our preferred stock issued in the Conversion, into an aggregate of 32,489,398 shares of common stock upon the closing of this offering and (iii) the issuance of 6,470,382 shares of our common stock to Millennium Pharmaceuticals, Inc., in exchange for 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1, Inc., our subsidiary pursuant to the Millennium Stock Exchange Agreement and the Plan of Conversion, pursuant to and contingent upon the effectiveness of the Conversion and subject to the satisfaction of the other terms and conditions of the Millennium Stock Exchange Agreement. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of March 31, 2021 , after giving effect to the pro forma adjustments described above.

After giving further effect to our issuance and sale of 10,000,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $293.2 million, or $4.86 per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $3.11 to existing stockholders and immediate dilution of $10.14 in pro forma as adjusted net tangible book value per share to new investors purchasing shares of common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$15.00
Historical net tangible book value (deficit) per share as of March 31, 2021	$(11.55)
Increase per share attributable to the pro forma adjustments described above	14.66

Pro forma net tangible book value per share as of March 31, 2021	3.11
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of common stock in this offering	1.75

Pro forma as adjusted net tangible book value per share		4.86

Dilution per share to investors participating in this offering		$10.14

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $0.15 and dilution per share to new investors purchasing shares of common stock in this offering by $0.85, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $0.15 and decrease the dilution per share to new investors purchasing shares of common stock in this offering by $0.15, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $0.15 and increase the dilution per share to new investors purchasing shares of common stock in this offering by $0.15, assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $5.08, representing an immediate increase in pro forma as adjusted net tangible book value per share of $1.97 to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $9.92 to new investors purchasing shares of common stock in this offering, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2021, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares of common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares purchased		Total consideration		Weighted- average price per share
(in thousands, except share and per share amounts)	Number	Percent	Amount	Percent
Existing stockholders before this offering(1)	50,337,415	83.4%	$190,000,340	55.9%	$3.77
New investors purchasing shares in this offering	10,000,000	16.6	150,000,000	44.1	$15.00

Total	60,337,415	100.0%	$340,000,340	100.0%

(1)	The presentation in this table regarding ownership by existing stockholders does not give effect to any purchases that existing stockholders may make through our directed share program or otherwise purchase in this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors by $10.0 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 1.6% and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 1.7%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors by $15.0 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 2.4% and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 2.6%, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares in full, the number of shares of our common stock held by existing stockholders would be reduced to 81.4% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing shares of common stock in this offering would be increased to 18.6% of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on 50,337,415 shares of our common stock outstanding as of March 31, 2021, after giving effect to:

•

the Conversion (including, in connection therewith, the issuance of (i) 6,035,869 shares of common stock to holders of common shares of Day One LLC, which includes 48,456 shares of unvested restricted common stock, (ii) 4,560,666 shares of common stock to holders of incentive shares of Day One LLC, which includes 3,855,567 shares of unvested restricted common stock;

•

the automatic conversion of all outstanding shares of our redeemable convertible preferred stock issued in the Conversion, into an aggregate of 32,489,398 shares of our common stock immediately prior to the completion of this offering;

•

the issuance of 6,470,382 shares of our common stock to Millennium Pharmaceuticals, Inc. in exchange for 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1, Inc., our subsidiary, pursuant to the Millennium Stock Exchange Agreement and the Plan of Conversion, pursuant to and contingent upon the effectiveness of the Conversion and subject to the satisfaction of the other terms and conditions of the Millennium Stock Exchange Agreement; and

•	the issuance of 781,100 shares of our unvested restricted common stock to holders of incentive shares of Day One LLC issued after March 31, 2021 net cancellations.

The number of shares of our common stock to be outstanding after this offering excludes:

•

6,972,000 shares of common stock reserved for future issuance as of March 31, 2021 under our stock-based compensation plans, consisting of (i) 6,369,000 shares of common stock reserved for future issuance under the 2021 Plan, which will become effective on the day before the date of the effectiveness of the registration statement of which this prospectus forms a part (of which shares, we intend to grant options with respect to 4,418,874 shares (with an exercise price equal to the initial offering price) effective upon the date of this prospectus) and (ii) 603,000 shares of common stock reserved for future issuance under ESPP, which will become effective on the date of the effectiveness of the registration statement of which this prospectus forms a part. In addition, assuming the Conversion occurs at a fair value of $15.00 per common share, which is the midpoint of the price range per share set forth on the cover page of this prospectus, 1,464,450 shares currently subject to outstanding incentive shares will be cancelled and will be available for grant under the 2021 Plan. Our 2021 Plan and ESPP also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in the section titled “Executive compensation—Equity compensation plans and other benefit plans.”

Selected consolidated financial data

The following tables present the selected consolidated financial data for Day One LLC and its consolidated subsidiaries. The selected statement of operations and comprehensive loss data presented below for the years ended December 31, 2019 and 2020 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary statement of operations and comprehensive loss data presented below for the three months ended March 31, 2020 and 2021 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited interim condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of our interim condensed consolidated financial statements. The following selected consolidated financial data should be read in conjunction with the section titled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,		Three months ended March 31,
(in thousands, except share and per share data)	2019	2020	2020	2021
			(unaudited)

Consolidated statements of operations and comprehensive loss data:

Operating expenses
Research and development	$13,899	$9,100	$961	$12,632
General and administrative	1,006	4,682	808	3,454

Total operating expenses	14,905	13,782	1,769	16,086

Loss from operations	(14,905)	(13,782)	(1,769)	(16,086)

Interest expense	(2,077)	(30)	(3)	(7)
Other expense	(2)	(31)	(2)	(8)
Changes in fair value of derivative tranches liability	—	(30,000)	(218)	—

Net loss and comprehensive loss	(16,984)	(43,843)	(1,992)	(16,101)

Net loss attributable to redeemable convertible noncontrolling interests	(4,350)	(3,336)	(457)	(919)

Net loss attributable to Day One Biopharmaceuticals Holding Company, LLC members	$(12,634)	$(40,507)	$(1,535)	$(15,182)

Net loss per share, basic and diluted	$(2.13)	$(7.33)	$(0.29)	$(2.58)

Weighted-average number of common shares used in computing net loss per share, basic and diluted	5,924,640	5,529,519	5,310,895	5,892,145

Unaudited pro forma net loss per share attributable to Day One Biopharmaceuticals Holding Company, LLC, basic and diluted(1)		$(0.54)		$(0.38)

Unaudited pro forma weighted-average number of shares used in computing net loss per share, basic and diluted(1)		25,648,466		42,030,978

(1)	See the section titled “Management’s discussion and analysis of financial conditions and results of operations—Unaudited pro forma information” for an explanation of the calculation of our basic and diluted pro forma net loss per share, and the weighted-average number of shares outstanding used in the computation of the per share amounts.

	As of
(in thousands)	December 31, 2019	December 31, 2020	March 31, 2021
			(unaudited)
Consolidated balance sheet data:
Cash and cash equivalents	$27,332	$43,728	$154,870
Working capital(1)	25,318	43,075	155,689
Total assets	27,339	45,661	160,880
Redeemable convertible preferred shares	30,504	91,964	221,721
Redeemable convertible noncontrolling interest	5,487	5,702	4,783
Total members’/shareholders’ deficit	(10,673)	(54,205)	(68,849)

(1)	We define working capital as current assets less current liabilities. See our consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of financial condition and operating results together with the summary consolidated financial data, our consolidated financial statements and related notes, our interim condensed consolidated financial statements and related notes, and other financial information appearing in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth in the section of the prospectus titled “Risk factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in or implied by these forward-looking statements. Please also see the section of this prospectus titled “Special note regarding forward-looking statements.”

Overview

Day One was founded to address a critical unmet need: children with cancer are being left behind in a cancer drug development revolution. Our name was inspired by the “The Day One Talk” that physicians have with patients and their families about an initial cancer diagnosis and treatment plan. We aim to re-envision cancer drug development and redefine what’s possible for all people living with cancer—regardless of age—starting from Day One.

We are a clinical-stage biopharmaceutical company dedicated to developing and commercializing targeted therapies for patients of all ages with genetically defined cancers. Initially, we focus our clinical development efforts on pediatric patients living with cancer, a vulnerable population that has been underserved in the recent revolution in targeted therapeutics and immuno-oncology. Our lead product candidate, DAY101, is an oral, brain-penetrant, highly-selective type II pan-rapidly accelerated fibrosarcoma, or pan-RAF, kinase inhibitor. DAY101 has been studied in over 250 patients and has been shown to be well-tolerated as a monotherapy. DAY101 has demonstrated encouraging anti-tumor activity in pediatric and adult populations with specific genetic alterations that result in the over-activation of the RAS/mitogen- activated protein kinase, or MAPK, pathway leading to uncontrolled cell growth. We have initiated a pivotal Phase 2 trial (FIREFLY-1) of DAY101 for pediatric patients with relapsed or progressive low-grade glioma, or pLGG, the most common brain tumor diagnosed in children, for which there are no approved therapies or standard of care. We dosed the first patient in this trial in the second quarter of 2021, and we expect to report initial data from this trial in the first half of 2022, DAY101 has been granted Breakthrough Therapy designation by the U.S. Food and Drug Administration, or the FDA, for the treatment of pLGG, based on initial results from a Phase 1 trial which showed evidence of rapid anti-tumor activity and durable responses in pLGG patients. We also plan to study DAY101 alone or in combination with other agents that target key signaling nodes in the MAPK pathway in patient populations where various genetic alterations are believed to play an important role in driving disease.

Our second product candidate, pimasertib, is an oral, highly-selective small molecule inhibitor of mitogen-activated protein kinase kinases 1 and 2 (MEK), a well-characterized key signaling node in the MAPK pathway. We expect to initiate a Phase 1b/2 trial in the first quarter of 2022 to study the combination of DAY101 and pimasertib in patients 12 years and older with various MAPK-altered solid tumors. We believe our business development capabilities combined with our extensive experience in oncology drug development and deep ties within the research and patient advocacy communities, particularly within the pediatric setting, positions us to be a leader in identifying, acquiring and developing therapies for patients of all ages. We hold exclusive worldwide rights to both DAY101 for all oncology indications and to pimasertib for all therapeutic areas subject to certain milestone and royalty payments. For additional information, see the section titled “Business—Material agreements.”

The following table summarizes our product candidate pipeline.

*	Includes patients ≥ 12 years of age
[1]	Pivotal Phase 2 trial expected to support registration
[2]	DAY101 adult monotherapy Phase 1 dose escalation and expansion trial previously completed
[3]	Pimasertib Phase 1 dose escalation and expansion trial previously completed

Since our inception in November 2018, we have devoted substantially all of our resources to identifying, acquiring and developing our product candidates and building our pipeline, organizing and staffing our company, business planning, establishing and maintaining our intellectual property portfolio, establishing arrangements with third parties for the manufacture of our product candidates, raising capital and providing general and administrative support for these operations. We do not have any products approved for commercial sale and have not generated any revenues from product sales or any other source and have incurred net losses since commencement of our operations. For the years ended December 31, 2019 and 2020, we reported a net loss and comprehensive loss of $17.0 million and $43.8 million respectively. For the three months ended March 31, 2020 and 2021, we reported a net loss and comprehensive loss of $2.0 million and $16.1 million, respectively. We had an accumulated deficit of $72.0 million as of March 31, 2021. We expect to continue to incur significant and increasing expenses and substantial losses for the foreseeable future as we continue our development of, and seek regulatory approvals for our product candidates and commercialize any approved products, seek to expand our product pipeline and invest in our organization. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, audit, accounting, regulatory, tax-related, director and officer insurance, investor relations and other expenses that we did not incur as a private company.

To date, we have funded our operations through the sale of our redeemable convertible preferred shares and our convertible notes. We had $154.9 million in cash and cash equivalents as of March 31, 2021. In February 2021, we received approximately $130.0 million in connection with our Series B redeemable convertible preferred shares private financing. Based on our current operating plan, we expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 18 months.

Because of the numerous risks and uncertainties associated with product development, we may never achieve profitability, and unless and until then, we will need to continue to raise additional capital. There are no assurances that we will be successful in obtaining an adequate level of financing to support our business plans. If we are unable to raise capital as and when needed or on attractive terms, we may have to significantly delay, reduce or discontinue the development and commercialization of our product candidates or scale back or terminate our pursuit of new in-licenses and acquisitions.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for clinical testing, as well as for commercial manufacturing if any of our product candidates obtain marketing approval. As we advance our product candidates through development, we will explore adding backup suppliers for the API, drug product, packaging and formulation for each of our product candidates to protect against any potential supply disruptions.

COVID-19 pandemic

In March 2020, the World Health Organization declared the global novel coronavirus disease 2019, or COVID-19, outbreak a pandemic. International and U.S. governmental authorities in impacted regions are taking actions in an effort to slow the spread of COVID-19, including issuing varying forms of “stay-at-home” orders, and restricting business functions outside of one’s home. In response, we have closed our administrative office and implemented a work-from-home policy for our employees, and we may take further actions that alter our operations as may be required by federal, state, or local authorities, or which we determine are in our best interests. The global COVID-19 pandemic continues to evolve rapidly, and we will continue to monitor it closely. While our operations to date have not been significantly impacted by the COVID-19 pandemic, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 pandemic will have on our business, financial condition and operations, including ongoing and planned clinical trials and clinical development timelines, particularly as we advance our product candidates to clinical development, the continued spread of COVID-19 and the measures taken by the governmental authorities could disrupt the supply chain and the manufacture or shipment of drug substances and finished drug products for our product candidates for use in our clinical trials, impede our clinical trial initiation and recruitment and the ability of patients to continue in clinical trials, impede testing, monitoring, data collection and analysis and other related activities. The COVID-19 pandemic could also potentially affect the business of the FDA or other regulatory authorities, which could result in delays in meetings related to our ongoing and planned clinical trials. Our clinical trials may also experience interruptions due to the COVID-19 pandemic, as hospitals prioritize their resources towards the COVID-19 pandemic. The impact of the COVID-19 pandemic on our financial performance will depend on future developments, including the duration and spread of the pandemic, its impact on our clinical trial enrollment, trial sites, CROs, contract manufacturing organizations, or CMOs, and other third parties with whom we do business, its impact on regulatory authorities and our key scientific and management personnel, progress of vaccination and related governmental advisories and restrictions. These developments and the impact of the COVID-19 pandemic on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets or the overall economy are impacted for an extended period, our business may be materially adversely affected.

Material agreements

Takeda asset agreement

On December 16, 2019, DOT Therapeutics-1, Inc., our subsidiary, entered into an asset purchase agreement, or the Takeda Asset Agreement, with Millennium Pharmaceuticals, Inc., an affiliate of Takeda Pharmaceutical Company Limited, or Takeda. Pursuant to the Takeda Asset Agreement, we purchased certain technology rights and know-how related to TAK-580 (which is now DAY101) being developed to treat patients with primary brain tumors or brain metastases of solid tumors. We also received clinical inventory supplies to use in our research and development activities of such RAF-inhibitor and an assigned investigator clinical trial agreement. Takeda also assigned to us its exclusive license agreement, or the Viracta License Agreement, with Sunesis Pharmaceuticals, Inc. (which recently merged with Viracta), or Viracta. Takeda also granted us a worldwide, sublicensable exclusive license under specified patents and know-how and non-exclusive license under other patents and know-how generated by Takeda under the Takeda Asset Agreement or otherwise through practice of the technology assigned or licensed to us under the Takeda Asset Agreement, in each case, to develop, manufacture and commercialize products containing DAY101 in all fields of use except for certain specified therapeutic indications. We also granted Takeda an exclusive license under the technology assigned or licensed to us under the Takeda Asset Agreement and a non-exclusive license under any patents and know-how generated by us under the Takeda Asset Agreement or otherwise through the practice of the technology assigned or licensed to us under the Takeda Asset Agreement, in each case, only for Takeda to develop, manufacture and commercialize products containing DAY101 in the field excluded from our license grant. This grant back license to Takeda will be terminated at the time of Conversion in connection with the Millennium Stock Exchange Agreement.

In consideration for the sale and assignment of assets and the grant of the license to us under the Takeda Asset Agreement, we made an upfront payment of $1.0 million in cash and issued 9,857,143 shares of Series A redeemable convertible preferred stock in our subsidiary, DOT Therapeutics-1, Inc. We estimated fair value of issued shares as $9.9 million, based on the price paid by other investors for issued shares in the Series A financing of DOT Therapeutics-1, Inc. Pursuant to the terms of the Millennium Stock Exchange Agreement and the Plan of Conversion, Millennium Pharmaceuticals, Inc. agreed to exchange the 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1, Inc. for 6,470,382 shares of our common stock pursuant to and contingent upon the effectiveness of the Conversion. We recorded a total of $10.9 million consideration for license and clinical supplies as research and development expenses.

For a more complete description of our Takeda Asset Agreement, see the section titled “Business—Material agreements.”

Millennium stock exchange agreement

On May 4, 2021, we entered into a Stock Exchange Agreement with Millennium Pharmaceuticals, Inc. an affiliate of Takeda Pharmaceutical Company Limited, or Takeda. Pursuant to the terms of the Millennium Stock Exchange Agreement and the Plan of Conversion, Millennium Pharmaceuticals, Inc. agreed to exchange 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1, Inc., our subsidiary, for 6,470,382 shares of our common stock pursuant to and contingent upon the effectiveness of the Conversion, and subject to the satisfaction of the other terms and conditions of the Millenium Stock Exchange Agreement.

For a more complete description of the Millennium stock exchange agreement, see the section titled “Business—Material agreements.”

Viracta license agreement

On December 16, 2019, we amended and restated the Viracta License Agreement that was assigned to us pursuant to the Takeda Asset Agreement. Under the Viracta License Agreement, we received a worldwide exclusive license under specified patent rights and know-how to develop, use, manufacture, and commercialize products containing compounds binding the RAF protein family.

Under the Viracta License Agreement, we paid $2.0 million upfront in cash to Viracta, which was recorded as research and development expenses. We made a milestone payment of $3.0 million to Viracta in February 2021, which is considered a prepaid milestone, until the first patient is enrolled in the clinical trial and the milestone is met. We are also required to make milestone payments of up to $54 million upon achievement of specified development and regulatory milestones. No milestones were achieved and recorded as of December 31, 2020 and March 31, 2021.

Total amount of consideration for assets and license acquired related to the Takeda Asset Agreement and Viracta License Agreement of $12.9 million was recorded as research and development expenses in the consolidated income statements in December 2019.

For a more complete description of our Viracta License Agreement, see the section titled “Business—Material agreements.”

License agreement with Merck KGaA, Darmstadt, Germany

On February 10, 2021, Day One Biopharmaceuticals, Inc., our subsidiary, entered into a license agreement, or MRKDG License Agreement, with Merck KGaA, Darmstadt, Germany, a pharmaceutical corporation located in Darmstadt, Germany. Under the MRKDG License Agreement, Merck KGaA, Darmstadt, Germany as licensor granted to Day One Biopharmaceuticals, Inc., an exclusive worldwide license, with the right to grant sublicenses through multiple tiers, under specified patent rights and know-how for us to research, develop, manufacture and commercialize products containing and comprising the pimasertib and MSC2015103B compounds. Our exclusive license grant is subject to a non-exclusive license granted by Merck KGaA, Darmstadt, Germany’s affiliate to a cancer research organization and Merck KGaA, Darmstadt, Germany retains the right to conduct, directly or indirectly, certain ongoing clinical studies relating to pimasertib. In consideration for the rights granted under the MRKDG License Agreement, we made an upfront payment of $8.0 million to the licensor, which was recorded as research and development expenses. We may also be required to make additional payments of up to $367.0 million based upon the achievement of specified development, regulatory, and commercial milestones, as well a high, single-digit royalty percentage on future net sales of licensed products, if any. Milestones and royalties are contingent upon future events and will be recorded when the milestones are achieved and when payments are due.

For a more complete description of our MRKDG License Agreement, see the section titled “Business—Material agreements.”

Components of results of operations

Operating expenses

Research and development expenses

Research and development expenses consist primarily of external and internal expenses incurred for our research activities, including our discovery and in-licensing undertakings, and the development of our lead product candidate, DAY101.

External expenses include:

•	costs associated with acquiring technology and intellectual property licenses that have no alternative future uses;

•	costs incurred under agreements with third-party contract research organizations, or CROs, CMOs and other third parties that conduct clinical trials on our behalf; and

•	other costs associated with our research and development programs, including laboratory materials and supplies.

Internal expenses include:

•	employee-related costs, including salaries, benefits and share-based compensation expense, for our research and development personnel; and

•	facilities and other overhead expenses, including expenses for rent and facilities maintenance, and amortization.

We expense research and development expenses as incurred. We track external costs by program, which currently consist of expenses for our DAY101 program. In the future, external expenses for any additional clinical programs will separately be broken out. However, we do not track indirect costs on a program specific basis because these costs are deployed across multiple programs and, as such, are not separately classified.

Research and development activities are central to our business model. We expect that our research and development expenses will increase substantially for the foreseeable future as we continue to implement our business strategy, advance DAY101 and pimasertib through clinical trials and conduct larger clinical trials, expand our research and development efforts, and identify, acquire and develop additional product candidates, particularly as more of our product candidates move into clinical development and later stages of clinical development.

We cannot reasonably determine the duration and costs to complete future clinical trials of DAY101, pimasertib or any other product candidate we may develop or acquire, or to what extent we will generate revenue from the commercialization and sale of any of our product candidates. The successful development and commercialization of our product candidates, as well as our ability to obtain the necessary regulatory and marketing approvals are highly uncertain. This is due to numerous risks and uncertainties associated with developing new drugs, many of which are outside of our control, including:

•

the scope, rate of progress, expense and results of preclinical development activities, as well as of any future clinical trials of our product candidates, and other research and development activities we may conduct;

•	uncertainties in clinical trial design;

•	per patient trial costs;

•	the number of trials required for approval;

•	the number of sites included in the trials;

•	the number of patients that participate in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the drop-out or discontinuation rates of patients, particularly in light of the COVID-19 pandemic environment;

•	the safety and efficacy profiles of our product candidates;

•

The timing, receipt and terms of any approvals from applicable regulatory authorities, including the FDA, European Medicines Agency, Health Canada or other regulatory agencies of the investigational NDAs, clinical trial applications or other regulatory filings for DAY101 and future product candidates;

•	obtaining and maintaining intellectual property protection and regulatory exclusivity for our product candidates;

•

establishing clinical and commercial manufacturing capabilities or making arrangements with third-party manufacturers in order to ensure that we or our third-party manufacturers are able to make product successfully;

•	retention and expansion of a workforce of experienced scientists and others to continue research and development of our product candidates;

•	maintaining a continued acceptable safety profile of the products following any marketing approvals.

•	significant and changing government regulation and regulatory guidance;

•	the impact of any business interruptions to our operations or to those of the third parties with whom we work, particularly considering the COVID-19 pandemic environment; and

•	the extent to which we establish additional strategic collaborations or other arrangements.

A change in estimates of any of these factors could mean a significant change in the costs and timing associated with the development of our current and future product candidates. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development of a product candidate, or if we experience significant delays in our clinical trials due to patient enrollment or other reasons, we could be required to expend significant additional financial resources and time on the completion of clinical development.

General and administrative expenses

General and administrative expenses consist primarily of personnel-related costs, legal and professional service costs, insurance costs, and facility-related costs. Personnel-related costs include salaries, bonuses, benefits, stock-based compensation, travel expenses, and other related costs, for personnel in our executive, finance, corporate, business development and administrative functions. Legal and professional service expenses include legal fees related to intellectual property and corporate matters; professional fees for accounting, auditing, tax, human resources, business development, and other consulting services, stock-based compensation issued to certain nonemployee consultants, and travel expenses and facilities-related expenses.

We expect that our general and administrative expenses will increase substantially for the foreseeable future as we anticipate an increase in our personnel headcount to support expansion of research and development efforts for our product candidates, as well as to support our operations generally. We also expect an increase in expenses associated with being a public company, including costs related to compliance with the Nasdaq and SEC requirements; additional director and officer insurance costs; and investor and public relations costs.

Interest expense

Interest expense includes interest expense incurred on our office lease, accrued interest and amortization of debt discount on our convertible notes.

Changes in fair value of derivative tranches liability

Our obligation to issue additional redeemable convertible preferred shares upon the occurrence of certain milestone events represented a freestanding financial instrument. The instrument was classified as a liability in the consolidated balance sheets and re-measured at each reporting period end and at the settlement date. Changes in the fair value were recognized in other income (expense) in the consolidated statements of operations and comprehensive loss. The tranches were settled and reclassified to redeemable convertible preferred shares upon our issuance of additional Series A redeemable convertible preferred shares in November and December 2020.

Income taxes

Day One Biopharmaceuticals Holding Company, LLC is a “pass-through” entity under the Internal Revenue Code of 1986, as amended, or the Code, and the members are taxed directly on their respective ownership interests in the combined and consolidated income. Therefore, no provision or liability for federal income tax has been included in our consolidated financial statements. For our consolidated entities, income taxes are accounted for under the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

As of December 31, 2020, we had federal net operating loss carryforwards, or NOLs, of $27.6 million that do not expire and federal tax credits of $0.8 million available to offset tax liabilities that begin to expire in 2038. We also had gross state NOLs of $27.7 million and state tax credits of $0.1 million which are available to offset state tax liabilities. The state NOLs begin to expire in 2038 and the state tax credits do not expire.

A valuation allowance is provided for deferred tax assets where the recoverability of the assets is uncertain. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient future taxable income will be generated to utilize the deferred tax assets. Based on the weight of the available evidence, which includes our consolidated entities’ historical operating losses and forecast of future losses, we have provided a full valuation allowance against the deferred tax assets resulting from the tax loss and credits carried forward.

Utilization of the net operating losses and credit carryforwards may be subject to a substantial annual limitation due to an ownership change limitation as provided by Section 382 of the Code, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. In the event that we have a change of ownership, utilization of the net operating losses and tax credit carryforwards may be restricted.

Net loss attributable to redeemable convertible noncontrolling interest

Net loss attributable to redeemable convertible noncontrolling interest represents a portion of the net loss that is not allocated to us in our subsidiary, DOT Therapeutics-1, Inc.

Results of operations

Comparison of years ended December 31, 2019 and 2020

The following table summarizes our results of operations for the years ended December 31, 2019 and 2020:

	Year ended December 31,
(dollars in thousands)	2019	2020	$ Change	% Change

Operating expenses:
Research and development	$13,899	$9,100	$(4,799)	(35)%
General and administrative	1,006	4,682	3,676	365%

Total operating expenses	14,905	13,782	(1,123)	(8)%

Loss from operations	(14,905)	(13,782)	1,123	(8)%

Interest expense	(2,077)	(30)	2,047	(99)%
Other expense	(2)	(31)	(29)	*
Changes in fair value of derivative tranches liability	—	(30,000)	(30,000)	*

Net loss and comprehensive loss	(16,984)	(43,843)	(26,859)	158%

Net loss attributable to redeemable convertible noncontrolling interests	(4,350)	(3,336)	1,014	(23)%

Net loss attributable to Day One Biopharmaceuticals Holding Company, LLC members	$(12,634)	$(40,507)	$(27,873)	221%

* not	meaningful

Research and development expenses

Research and development expenses for the year ended December 31, 2020 were $9.1 million, compared with $13.9 million for the year ended December 31, 2019. In December 2019, we recorded $12.9 million of research and development expenses related to Takeda Asset Agreement and the Viracta License Agreement, and no such expense related to those agreements was recorded in the year ended December 31, 2020. As we completed the Takeda technology transfer and initiated our clinical trial, our clinical trial expenses related to our DAY101 product candidate were $2.2 million in the year ended December 31, 2020. We had no clinical trial expenses recorded in the year ended December 31, 2019. Other third-party and consulting services expenses increased by $3.2 million, from $0.2 million in the year ended December 31, 2019 year to $3.4 million in the year ended December 31, 2020. Our personnel related expenses increased by $2.7 million, from $0.8 million in the year ended December 31, 2019 year to $3.5 million in the year ended December 31, 2020 year. The increase in personnel costs was attributable to an increase in headcount in 2020 as well as full year salaries paid to certain research and development key employees in 2020 that were hired in the second half of 2019. We expect that our research and development expenses continue to increase to support our product candidates’ clinical development, licensing of new product candidates and hiring and expanding our internal research and developments operations.

The following table summarizes our external and internal research and development expenses for the years ended December 31, 2019 and 2020:

	Year ended December 31,
(in thousands)	2019	2020

External costs:(1)
Acquired technology and intellectual property license costs	$12,857	$—
Third-party CRO, CMO and other third party clinical trial costs	—	2,206
Other research and development costs, including laboratory materials and supplies	198	3,410

Internal costs:(2)
Employee-related costs	844	3,484

Total research and development expenses	$13,899	$9,100

(1)	During 2019 and 2020, consisted of costs for our DAY101 program.

(2)	During 2019 and 2020, internal facilities and overhead expenses allocated to research and development were not material.

General and administrative expenses

General and administrative expenses were $4.7 million for the year ended December 31, 2020, compared with $1.0 million for the year ended December 31, 2019. The increase of $3.7 million was primarily due to an increase in personnel costs of $0.8 million, an increase in legal and professional services of $2.1 million, and an increase in facilities costs and other expenses of $0.7 million, as we expanded our operations to support advancement of DAY101 in clinical trials and our growth business strategy.

Interest expense

Interest expense decreased by $2.0 million, during the year ended December 31, 2020 compared to the year ended December 31, 2019. In December 2019, we recognized as a debt discount, a beneficial conversion feature of $2.0 million associated with our convertible notes. Debt discount was amortized to interest expense upon notes conversion. See Note 9 to our consolidated financial statements included elsewhere in this prospectus for more detail.

Changes in fair value of derivative tranches liability

In 2020, we recognized changes in fair value of derivative tranches liability related to milestone closings of Series A redeemable convertible preferred shares in the amount of $30.0 million. See section “Changes in fair value of derivative tranches liability” above and Notes 2, 3 and 10 to our consolidated financial statements included elsewhere in this prospectus for more detail.

Comparison of three months ended March 31, 2020 and 2021

The following table summarizes our results of operations for the three months ended March 31, 2020 and 2021 (unaudited):

	Three months ended March 31,
(dollars in thousands)	2020	2021	$ Change	% Change

Operating expenses:
Research and development	$961	$12,632	$11,671	1214%
General and administrative	808	3,454	2,646	327%

Total operating expenses	1,769	16,086	14,317	809%

Loss from operations	(1,769)	(16,086)	(14,317)	809%

Interest expense	(3)	(7)	(4)	*
Other expense	(2)	(8)	(6)	*
Changes in fair value of derivative tranches liability	(218)	—	218	*

Net loss and comprehensive loss	(1,992)	(16,101)	(14,109)	708%

Net loss attributable to redeemable convertible noncontrolling interests	(457)	(919)	(462)	101%

Net loss attributable to Day One Biopharmaceuticals Holding Company, LLC members	$(1,535)	$(15,182)	$(13,647)	889%

*	not meaningful

Research and development expenses

Research and development expenses for the three months ended March 31, 2020 were $1.0 million, compared with $12.6 million for the three months ended March 31, 2021. In February 2021, we recorded an $8.0 million expense related to the License Agreement with Merck KGaA, Darmstadt, Germany, and no such expense was recorded in the three months ended March 31, 2020. Other third-party and consulting services expenses increased by $2.3 million, from $0.1 million in the three months ended March 31, 2020 to $3.4 million in the three months ended March 31, 2021, due to increase in clinical trial expenses and other product development expenses. Our personnel related expenses increased by $0.5 million, from $0.7 million in the three months ended March 31, 2020 to $1.2 million in the three months ended March 31, 2021. The increase in personnel costs was attributable to an increase in headcount in the three months ended March 31, 2021 compared to the same period in 2020. We expect that our research and development expenses will continue to increase to support our product candidates’ clinical development, licensing of new product candidates and hiring and expanding our internal research and developments operations.

The following table summarizes our external and internal research and development expenses for the three months ended March 31, 2020 and 2021 (unaudited):

	Three months ended March 31,
(in thousands)	2020	2021

External costs:
Acquired technology and intellectual property license costs	$—	$8,000
Third-party CRO, CMO and other third-party clinical trial costs	169	3,434
Other research and development costs, including laboratory materials and supplies	52	42

Internal costs:
Employee related expenses	740	1,156

Total research and development expenses	$961	$12,632

General and administrative expenses

General and administrative expenses increased $2.7 million, from $0.8 million for the three months ended March 31, 2020 to $3.5 million for the three months ended March 31, 2021. The increase of $2.7 million was primarily due to an increase in personnel costs of $1.1 million, an increase in legal and professional services of $1.3 million, and an increase in facilities costs and other expenses of $0.1 million, as we expanded our operations to support advancement of DAY101 in clinical trials and our growth business strategy.

Changes in fair value of derivative tranches liability

During three months ended March 31, 2020, we recorded $0.2 million expense as it relates to changes in fair value of derivative tranches liability related to milestone closings of the Series A redeemable convertible preferred shares financing round. As of December 31, 2020, derivative tranche liability was settled and there was no such expense recognized during the three months ended March 31, 2021.

Unaudited pro forma information

Pro forma net loss per share attributable to common stockholders

The unaudited pro forma basic and diluted net loss per share attributable to common shareholders for the year ended December 31, 2020 and for three months ended March 31, 2021, has been prepared to give effect to (i) the Conversion, including the conversion of common shares and incentive shares to common stock, (ii) the automatic conversion of outstanding redeemable convertible preferred shares to common stock upon a qualified IPO, and (iii) the issuance of 6,470,382 shares of common stock to Millennium Pharmaceuticals, Inc., pursuant to the Millennium Stock Exchange Agreement, contingent upon the effectiveness of the Conversion, as if the Conversion and the IPO had occurred on the later of the beginning respective reporting period or the issuance date of the shares. Vested incentive shares will be exchanged to shares of common stock shares and unvested incentive shares will be exchanged to shares of restricted common stock shares of the Corporation, based on the conversion ratio approved by the Board of Directors. Pro forma net loss attributable to common stockholders was based on our net loss and adjusted for the changes in fair value of the redeemable convertible preferred stock tranche liability that was outstanding during the year December 31, 2020, and net loss allocated to redeemable noncontrolling interest, as this represents a Millennium Pharmaceuticals, Inc. ownership in our subsidiary.

Upon Conversion to a corporation, we will become subject to U.S. federal and state income taxes. Based on our history of generating operating losses and its anticipation of operating losses continuing in the foreseeable future, was have determined that it is more likely than not that the tax benefits from our operating losses would not be realized and have determined that a full valuation allowance against its net deferred tax assets would be recorded on a pro forma basis. Therefore, for the purposes of the pro forma tax provision, we have not recorded an income tax expense or benefit for the net losses incurred by us during the year ended December 31, 2020 and three months ended March 31, 2021.

Pro forma basic and diluted net loss per share attributable to common shareholders for the year ended December 31, 2020 and for three months ended March 31, 2021 was calculated as follows:

	Year ended December 31, 2020	Three months ended March 31, 2021
(in thousand except share and per share amounts)		(unaudited)
Net loss	$(43,843)	$(16,102)
Tranche liability remeasurement	30,000	—

Pro forma net loss attributable to common stockholders	(13,843)	(16,102)

Weighted-average common stock outstanding	5,529,519	5,892,145
Pro forma adjustment to reflect assumed conversion of redeemable convertible preferred shares to common stock upon the Conversion	13,466,722	29,149,402
Pro forma adjustment to reflect assumed conversion of incentive shares to common stock upon the Conversion	181,843	519,049
Pro forma adjustment to reflect issuance of common stock shares to Millennium Pharmaceuticals, Inc.	6,470,382	6,470,382

Pro forma weighted-average common stock outstanding—basic and diluted	25,648,466	42,030,978

Unaudited pro forma net loss per share attributable to Day One Biopharmaceuticals Holding Company, LLC—basic and diluted	$(0.54)	$(0.38)

Liquidity and capital resources

Sources of liquidity

We do not currently have any approved products and have never generated any revenue from product sales. To date, we have funded our operations through the sale of our redeemable convertible preferred shares and convertible notes. Through March 2021, we have raised approximately $192.0 million in gross proceeds from the sale and issuance of our of Series A and Series B redeemable convertible preferred shares and convertible notes.

Cash flows

We had cash and cash equivalents of $43.7 million as of December 31, 2020 and $154.9 million as of March 31, 2021. The following table summarizes our sources and uses of cash for the periods presented:

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
(in thousands)			(unaudited)
Net cash used in operating activities	(4,515)	(13,489)	(2,085)	(9,843)
Cash used in investing activities	—	(92)	(88)	(8,000)
Net cash provided by financing activities	30,905	29,977	—	128,885

Net increase in cash and cash equivalents	$26,390	$16,396	$(2,173)	$111,142

Operating activities

Net cash used in operating activities for the year ended December 31, 2020 was $13.5 million, consisting of net loss of $43.8 million, net decrease in our operating assets and liabilities of $0.4 million, partially offset by our non-cash charges of $30.7 million. Our non-cash charges included changes in fair value of the Series A derivative tranches liability of $30.0 million, share-based compensation expense of $0.5 million, and amortization of right-of-use assets expense of $0.1 million.

Net cash used in operating activities for the year ended December 31, 2019 was $4.5 million, consisting of our net loss of $17.0 million, partially offset by an increase of $0.5 million in net operating assets and liabilities and by non-cash charges of $12.0 million. Changes in operating assets and liabilities were primarily related to an increase in accrued expenses and other current liabilities of $0.5 million. Our non-cash charges included issuance of shares for research and development under the Takeda Asset Agreement of $9.9 million, recognition of contingent beneficial conversion feature of $2.0 million, interest expense accrued on convertible notes of $0.1 million, and share-based compensation expense of $0.1 million.

Net cash used in operating activities for the three months ended March 31, 2021 was $9.8 million, consisting of our net loss of $16.1 million, net decrease of $2.2 million in net operating assets and liabilities, partially offset by non-cash charges of $0.6 million. Changes in operating assets and liabilities were primarily related to an increase in prepaid expenses and other current assets of $2.5 million, which includes $3.0 million prepayment of the Viracta license milestone. Our non-cash charges primarily consisted of $0.5 million in share-based compensation expense.

Net cash used in operating activities for the three months ended March 31, 2020 was $2.1 million, consisting of net loss of $2.0 million, net decrease in our operating assets and liabilities of $0.4 million, partially offset by our non-cash charges of $0.3 million. Our non-cash charges included changes in fair value of the Series A derivative tranches liability of $0.2 million and share-based compensation expense of $0.1 million.

Investing activities

Net cash used in investing activities for the year ended December 31, 2020 was $0.1 million, attributable to the purchases of property and equipment.

We had no net cash used in investing activities for the year ended December 31, 2019.

For the three months ended March 31, 2021, we had $8.0 million cash used in investing activities that was related to the payment for MRKDG License Agreement.

Net cash used in investing activities for the three months ended March 31, 2020 was $0.1 million, attributable to the purchases of property and equipment.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2020 was $30.0 million related to the net proceeds from the issuance of the second and third tranches of Series A redeemable convertible preferred shares in November and December 2020.

Net cash provided by financing activities for the year ended December 31, 2019 was $30.9 million related to the net proceeds from the issuance of the first tranche of Series A redeemable convertible preferred shares in December 2019 of $29.9 million and the net proceeds from the convertible note of $1.0 million.

Net cash provided by financing activities for the three months ended March 31, 2021 was $129.8 million related to the net proceeds from the sale and issuance of Series B redeemable convertible preferred shares, partially offset by $0.9 million in payments of financing issuance costs in connection with the potential initial public offering.

We had no net cash used in financing activities for the three months ended March 31, 2020.

Funding requirements

Since our inception, we have incurred significant operating losses. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future in connection with our ongoing activities.

Specifically, we anticipate that our expenses will increase substantially if and as we:

•	advance the clinical development of DAY101 and pimasertib;

•	pursue the clinical development of other potential research programs and product candidates;

•	in-license or acquire the rights to other products, product candidates or technologies;

•	seek regulatory and marketing approval for any product candidates that successfully complete clinical trials;

•	expand, maintain and protect our intellectual property portfolio;

•	increase our clinical, regulatory and scientific personnel; and

•

add operational, financial and management information systems and increase personnel to support our research, business development and future commercialization efforts and support our operations as a public company.

We believe that the anticipated net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be imprecise, and we could use our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the progress, costs and results of our clinical trials for DAY101 and any future clinical development of DAY101;

•	the progress, costs and results of our clinical trials for product candidates containing and comprising pimasertib;

•	the progress, costs and results of preclinical and clinical development for our future potential product candidates and development programs;

•	the costs, timing and outcome of regulatory review of DAY101, pimasertib and our other potential product candidates;

•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for DAY101, pimasertib and any of our potential product candidates for which we receive marketing approval;

•	the extent to which we pursue in-license or acquire rights to other products, product candidates or technologies;

•	our headcount growth and associated costs as we expand our business operations and research and development activities;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending any intellectual property-related claims;

•	our ability to establish collaboration arrangements to develop or commercialize our product candidates; and

•	the effects of the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide from the COVID-19 pandemic.

As a result of these anticipated expenditures, we will need to obtain substantial additional financing in connection with our continuing operations. Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. Adequate additional funds may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we may be required to delay, limit, reduce or terminate our research, product development programs or any future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us.

Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic or otherwise. Because of the numerous risks and uncertainties associated with product development, we cannot predict the timing or amount of increased expenses and cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

Contractual obligations and commitments

The following is our contractual obligations and commitments as of December 31, 2020:

	Payments due by period
(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Operating lease obligations(1)	$435	$205	$230	—	—

(1)	Represents our future minimum lease obligation under our non-cancelable operating a lease for our corporate headquarters in South San Francisco, California, which expires in February 2023.

We enter into contracts in the normal course of business with CROs for clinical trials, with CMOs for clinical supplies manufacturing and with other vendors for preclinical studies, supplies and other services and products for operating purposes. These contracts generally provide for termination on notice and may have a termination fees and non-cancellable commitments. As of December 31, 2020, there were no amounts accrued related to termination and cancellation charges as these are not probable and our non-cancelable obligations under these agreements were not material.

We entered into licensing agreements, which require us to pay milestones contingent upon meeting of specific events. No such milestones were achieved, due or payable as of December 31, 2020. We are required to pay royalties on sales of products developed under these agreements. All our products are in development as of December 31, 2020 and no such royalties are due. We have not included any such contingent payment obligations in the table above as the amount, timing and likelihood of such payments are not known. For additional details, see the subsection titled “Significant agreements” above. We have not had any material changes to our contractual obligations and commitments as of March 31, 2021.

Critical accounting policies and use of estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to, the fair value of the redeemable convertible preferred shares, the fair value of the common shares, the fair value of the derivative tranches liability, the valuation of share-based awards, the valuation of deferred tax assets and income tax uncertainties, and accruals for research and development activities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable. Actual results may differ from those estimates or assumptions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Accrued research and development expenses

We record accrued liabilities for estimated costs of our research and development activities conducted by third- party service providers, which include the conduct of preclinical and clinical studies, and contract manufacturing activities. We record the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and include these costs in accrued liabilities in the balance sheets and within research and development expenses in the consolidated statement of operations and comprehensive loss. These costs are a significant component of our research and development expenses. We accrue for these costs based on factors such as estimates of the work completed and in accordance with agreements established with our third-party service providers under the service agreements. If we do not identify costs that have begun to be incurred or if it underestimates or overestimates the level of services performed or the costs of these services, actual expenses could differ from our estimates. To date, we have not experienced any material differences between accrued costs and actual costs incurred.

We make payments in connection with clinical trials under contracts with contract manufacturing organizations and contract research organizations that support conducting and managing clinical trials. The financial terms of these contracts are subject to negotiation, which vary by contract and may result in payments that do not match the periods over which materials or services are provided. Generally, these agreements set forth the scope of work to be performed at a fixed fee, unit price or on a time and materials basis. In the event we make advance payments for goods or services that will be used or rendered for future research and development activities, the payments are deferred and capitalized as a prepaid expense and recognized as expense as the goods are received or the related services are rendered. Such payments are evaluated for current or long-term classification based on when they are expected to be realized.

Share-based compensation

We grant incentive shares to employees and non-employees under the Incentive Share Plan, which generally vest over a four-year period with cliff vesting for the first year. The incentive shares represent a separate substantive class of equity shares. We also granted common shares with service and performance vesting conditions to our executives and a consultant.

We recognize share-based compensation expense based on the estimated fair value of all share-based awards, incentive shares and restricted common stock shares, on the date of grant using the option-pricing model. The option pricing model requires the input of subjective assumptions, including the fair value of the underlying common shares, the expected term of the award, the expected volatility, risk-free interest rates, and the dividend yield. The participation threshold amounts are based at the common share fair value as determined by our board of directors at the time of grant. The expected life of the awards granted during the period was determined based on an expected time to the liquidation event. We applied the risk-free interest rate based on the U.S. Treasury yield in effect at the time of the grant consistent with the life of the award. The expected volatility is based on a peer group in the industry in which we do business is consistent with the expected time to liquidity. The dividend yield was set at zero as the underlying security does not and is not expected to pay a dividend.

We recognize forfeitures by reducing the expense in the same period the forfeitures occur. We recognize share- based compensation expense for awards with performance conditions when it is probable that the condition will be met, and the award will vest. We classify share-based compensation expense in the consolidated statement of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified.

We recorded share-based compensation expense of $0.1 million and $0.5 million for the years ended December 31, 2019 and 2020, respectively. We recorded share-based compensation expense of $0.1 million and $0.5 million for the three months ended March 31, 2020 and 2021, respectively. As of December 31, 2020, there was $4.6 million of total unrecognized compensation expense related to unvested incentive shares, which we expect to recognize over a remaining weighted-average period of 2.6 years. As of March 31, 2021, there was $8.0 million of total unrecognized compensation expense related to 4,274,709 unvested incentive shares, which we expect to recognize over a remaining weighted-average period of 2.2 years. We expect to continue to grant equity-based awards in the future, and to the extent that we do, our share-based compensation expense recognized in future periods will likely increase.

The intrinsic value of all outstanding incentive awards given the effect of the Conversion as of March 31, 2021 was $64.4 million based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, of which approximately $10.5 million was related to vested incentive shares and approximately $55.9 million was related to unvested incentive shares.

Fair value of common shares

In determining the fair value of common shares, the methodologies used to estimate the enterprise value were performed using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Our management’s approach to estimate the fair value of the common shares considered a number of objective and subjective factors including: valuations of common shares performed with the assistance of independent third-party valuation specialists; our stage of development and business strategy, including the status of research and development efforts, and the material risks related to the business and industry; our results of operations and financial position, including levels of available capital resources; the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies; the lack of marketability of the common shares; the prices of redeemable convertible preferred shares sold to investors in arm’s length transactions and the rights, preferences, and privileges of our redeemable convertible preferred shares relative to those of common shares; the likelihood of achieving a liquidity event for the holders of the common and redeemable convertible preferred shares, such as an initial public offering or a sale, given prevailing market conditions.

For our valuations performed on and prior to June 30, 2020, we utilized an Option Pricing Method, or OPM, based analysis, primarily the OPM Backsolve methodology, to determine the estimated fair value of our common shares. We determined this was the most appropriate method for determining the fair value of our common shares based on our stage of development and other relevant factors. Within the OPM framework, the Backsolve method for inferring the total equity value implied by a recent financing transaction involves the construction of an allocation model that takes into account our capital structure and the rights and preferences of each class of shares, then assumes reasonable inputs for the other OPM variables (expected time to liquidity, volatility, risk-free rate, etc.). The total equity value is then iterated in the model until the model output value for the equity class sold in a recent financing round equals the price paid in that round. The OPM is generally utilized when specific future liquidity events are difficult to forecast, i.e., the entity has many choices and options available, and the entity’s value depends on how well it follows an uncharted path through the various possible opportunities and challenges. In determining the estimated fair value of our common shares, management also considered the fact that our members could not freely trade our common shares in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock share on the weighted-average expected time to liquidity. The estimated fair value of our common share at each valuation date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

For our valuations performed after June 30, 2020, we utilized a hybrid method that combines the Probability- Weighted Expected Return Method, or PWERM, an accepted valuation method described in the Practice Aid, and the OPM. We determined this was the most appropriate method for determining the fair value of our common shares based on our stage of development and other relevant factors. The PWERM is a scenario-based analysis that estimates the value per common share based on the probability-weighted present value of expected future equity values for the common share, under various possible future liquidity event scenarios, considering the rights and preferences of each class of shares, discounted for a lack of marketability. Under the hybrid method, an OPM Backsolve was utilized to determine the fair value of our common share in certain of the PWERM scenarios (capturing situations where our development path and future liquidity events were difficult to forecast) and potential initial public offering exit events were explicitly modeled in the other PWERM scenarios. A discount for lack of marketability was applied to the value derived under each scenario to account for a lack of access to an active public market.

The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Following the closing of this offering, our board of directors will determine the fair market value of our common stock based on its closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

New accounting pronouncements

For information on new accounting standards, see Note 2 to our consolidated financial statements appearing elsewhere of this prospectus.

Off-balance sheet arrangements

We did not during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and qualitative disclosures about market risk

Interest rate risk

The primary objectives of our investment activities are to ensure liquidity and to preserve capital. We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. We had cash and cash equivalents of $154.9 million as of March 31, 2021. Historical fluctuations in interest rates have not been significant for us, and we believe a hypothetical 10% change in interest rates during any of the periods presented would not have had a material effect on our consolidated financial statements included elsewhere in this prospectus. We had no outstanding debt as of March 31, 2021. To minimize the risk in the future, we intend to maintain our portfolio of cash equivalents in institutional market funds that are composed of U.S. Treasury and U.S. Treasury-backed repurchase agreements or short-term U.S. Treasury securities.

Foreign currency exchange risk

All of our employees and our operations are currently located in the United States and our expenses are generally denominated in U.S. dollars. We therefore are not currently exposed to significant market risk related to changes in foreign currency exchange rates. However, in the future, we expect that we will have increased foreign exposures as we expand our non-U.S. activities, such as certain non-U.S. clinical trials and third party relationships. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not had a formal hedging program with respect to foreign currency. We believe a hypothetical 10% change in exchange rates during any of the periods presented would not have a material effect on our consolidated financial statements included elsewhere in this prospectus.

Effects of inflation

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We believe that inflation has not had a material effect on our consolidated financial statements included elsewhere in this prospectus.

Emerging growth company and smaller reporting company status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We expect to use the extended transition period for any other new or revised accounting standards during the period in which it remains an emerging growth company. As described in “Recently adopted accounting pronouncements” in our consolidated financial statements included elsewhere in this prospectus, we early adopted multiple accounting standards, as the JOBS Act does not preclude an emerging growth company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million.

If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Business

Overview

Day One was founded to address a critical unmet need: children with cancer are being left behind in a cancer drug development revolution. Our name was inspired by the “The Day One Talk” that physicians have with patients and their families about an initial cancer diagnosis and treatment plan. We aim to re-envision cancer drug development and redefine what’s possible for all people living with cancer–regardless of age–starting from Day One.

We are a clinical-stage biopharmaceutical company dedicated to developing and commercializing targeted therapies for patients of all ages with genetically defined cancers. Initially, we focus our clinical development efforts on pediatric patients living with cancer, a vulnerable population that has been underserved in the recent revolution in targeted therapeutics and immuno-oncology. Our lead product candidate, DAY101, is an oral, brain-penetrant, highly-selective type II pan-rapidly accelerated fibrosarcoma, or pan-RAF, kinase inhibitor. DAY101 has been studied in over 250 patients and has been shown to be well-tolerated as a monotherapy. DAY101 has demonstrated encouraging anti-tumor activity in pediatric and adult populations with specific genetic alterations that result in the over-activation of the RAS/mitrogen-activated protein kinase, or MAPK, pathway leading to uncontrolled cell growth. We have initiated a pivotal Phase 2 trial of DAY101 for pediatric patients with relapsed or progressive low-grade glioma, or pLGG, the most common brain tumor diagnosed in children, for which there are no approved therapies and no standard of care. We dosed the first patient in this trial in the second quarter of 2021 and we expect to report initial data from this trial in the first half of 2022. DAY101 has been granted Breakthrough Therapy designation by the U.S. Food and Drug Administration, or FDA, for the treatment of pLGG, based on initial results from a Phase 1 trial which showed evidence of rapid anti-tumor activity, a greater than 50% monotherapy response rate and durable responses in pLGG patients. We also plan to study DAY101 alone or in combination with additional agents that target other key signaling nodes in the MAPK pathway in patient populations where various genetic alterations are believed to play an important role in driving disease.

Our second product candidate, pimasertib, is an oral, highly-selective small molecule inhibitor of mitogen-activated protein kinase kinases 1 and 2 (MEK), a well-characterized key signaling node in the MAPK pathway. We expect to initiate a Phase 1b/2 trial in the first quarter of 2022 to study the combination of DAY101 and pimasertib in patients 12 years and older with various MAPK-altered solid tumors. We believe our business development capabilities combined with our extensive experience in oncology drug development and deep ties within the research and patient advocacy communities, particularly within the pediatric setting, positions us to be a leader in identifying, acquiring and developing therapies for patients of all ages. We hold exclusive worldwide rights to DAY101 for all oncology indications and to pimasertib for all therapeutic areas subject to certain milestone and royalty payments. For additional information, see the subsection titled “—Material agreements.”

Each year, approximately 15,500 children under the age of 18 in the United States and 300,000 globally are diagnosed with cancer. Moreover, cancer remains the most common cause of death by disease for children in the United States, accounting for over 1,700 deaths per year. Despite the need for safer and more effective therapies for childhood cancers, new drugs for pediatric patients are rare. Of the 117 non-hormonal oncology drugs approved by the FDA between 1997 and 2017, only six had an initial approval that included children. Generally, medicinal product testing in children is deferred until trials in adults reach late-stage clinical development. As a result, the first pediatric trials of an oncology product candidate usually initiate about six years after an initial clinical trial in adults.

In addition, the generation of large scale molecular profiling datasets necessary to define addressable subpopulations in pediatric oncology has occurred relatively recently. Advances in our understanding of pediatric cancer biology have revealed patient populations with druggable genetic alterations. Our management team, which has significant pediatric oncology drug development experience, believes targeted therapies, such as DAY101, have the potential to be studied in children sooner in order to address the large unmet need in pediatric cancers where new agents that address the specific genetic drivers of a tumor can meaningfully improve long-term prognosis.

Our team’s extensive capabilities and experience in pediatric oncology, and our relationships across all key stakeholders in the pediatric medical community enable us to effectively navigate the challenges and nuances of pediatric drug development. We understand that clinical development in children cannot and should not simply be viewed as clinical development in small adults. We leverage our unique expertise to focus our initial development efforts on pediatric patients, given the potential for favorable regulatory pathways, namely Breakthrough Therapy and Orphan Drug designations.

We are driven to help children and their families fight cancer while also addressing longstanding unmet medical needs. We believe there are a number of unique advantages to developing new oncology product candidates in pediatric patients:

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Enriched responder populations.    Many pediatric tumors are less heterogeneous and genomically more stable compared to highly heterogeneous adult tumors. Genetic alterations found in pediatric tumors are often primary driver oncogenic mutations. Directly targeting these mutations may lead to deep and sustained anti-tumor activity.

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Ability to efficiently advance clinical development.    Global regulatory authorities have established paths for accelerated feedback on the design and execution of clinical trials in pediatrics. Furthermore, the potential to achieve proof-of-concept and regulatory approval can be obtained with relatively smaller-sized clinical trials with clear endpoints.

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Regulatory and commercial tailwinds.    The scarcity of approved products or an established standard-of-care in pediatric oncology provides multiple opportunities to bring new therapeutics to market. Passionate patient advocacy groups and investigators have the potential to accelerate the uptake of therapies, if approved.

We seek to identify, acquire and develop product candidates that target high-value oncogenic drivers in cancers with high unmet need, with an initial focus on pediatric patients. The following table summarizes our product candidate pipeline.

*	Includes patients ≥ 12 years of age
[1]	Pivotal Phase 2 trial expected to support registration
[2]	DAY101 adult monotherapy Phase 1 dose escalation and expansion trial previously completed
[3]	Pimasertib Phase 1 dose escalation and expansion trial previously completed

Our lead product candidate, DAY101, is an oral, brain-penetrant, highly-selective type II pan-RAF kinase inhibitor that inhibits both monomeric and dimeric RAF kinase. Approved BRAF products such as vemurafenib and encorafenib are referred to as type I RAF inhibitors, which only inhibit RAF monomers and are therefore limited to use in BRAF V600-altered tumors. Unlike type I RAF inhibitors, DAY101 has not been shown to cause paradoxical activation in RAF wild-type cells at clinically active doses – a phenomenon wherein undesired increases in MAPK signaling can lead to renewed tumor growth. DAY101’s inhibition of both RAF monomers and dimers broadens its potential clinical application to treat an array of RAS- or RAF-altered solid tumors. Furthermore, studies have shown DAY101 has higher brain penetration, distribution and exposure in comparison to other MAPK pathway inhibitors. Taken together, we believe that DAY101 has the potential to be an important therapeutic for pLGG, where over half of these brain tumors are driven by abnormal MAPK signaling due to RAF alterations.

This rationale served as the basis on which researchers at Dana-Farber Cancer Institute initiated the development of DAY101 in pLGG. In a Phase 1 dose-escalation study, nine pediatric patients (<18 years of age) with relapsed pLGG were treated with DAY101. Of the eight patients with RAF fusions, two achieved a complete response by Response Assessment for Neuro-Oncology, or RANO, criteria, three had a partial response, two achieved prolonged stable disease, and one experienced progressive disease as assessed by an independent radiographic review. The median time to achieve a response was 10.5 weeks, which was a notable observation given pLGG is an indolent, slow-growing tumor. In addition to the rapid anti-tumor activity observed, DAY101 was also well-tolerated, which is important for achieving and maintaining long-term, durable responses in these patients. Based on these results, DAY101 has been granted Breakthrough Therapy designation by the FDA for the treatment of pediatric patients with pLGG harboring an activating RAF alteration who require systemic therapy and who have either progressed following prior treatment or who have no satisfactory alternative treatment options. DAY101 also received Orphan Drug designation from the FDA for the treatment of malignant glioma. We have initiated a pivotal Phase 2 trial (FIREFLY-1) with DAY101 in pediatric patients with pLGG with a known activating BRAF alteration. We believe this trial is pivotal based on preliminary discussions with regulatory agencies. We dosed the first patient in this trial in the second quarter of 2021 and we expect to report initial data from this trial in the first half of 2022. If the data from FIREFLY-1 are supportive, we expect to file a New Drug Application with the FDA in 2023. We anticipate expanding the scope of patients that can potentially be treated with DAY101 by initiating a Phase 3 clinical trial (FIREFLY-2) of DAY101 as a frontline therapy in pLGG in the first half of 2022.

In addition, we plan to initiate a Phase 2 trial of DAY101 in patients 12 years and older with RAF–altered tumors. In order to potentially drive deeper and more durable responses, we also plan to explore combinations with other agents targeting critical signaling nodes in the MAPK pathway. One such agent is pimasertib, our orally-available, highly-selective small molecule inhibitor of MEK, a protein kinase that is immediately downstream of RAF, and we expect to initiate a Phase 1b/2 trial in the first quarter of 2022 to study the combination of DAY101 and pimasertib in patients 12 years and older with various MAPK-altered tumors. Pimasertib has been studied in more than 10 Phase 1/2 clinical trials in over 850 patients with various tumor types. Several MEK inhibitors have received regulatory approval for use in combination with type I RAF inhibitors in BRAF V600 mutant tumors. Preclinical experiments indicate that the potential benefit of combining a MEK inhibitor with a type II RAF inhibitor may be even greater due to the lack of the paradoxical effects of type II inhibitors on downstream signaling. DAY101’s ability to selectively inhibit both RAF monomers and dimers may broaden its potential clinical application in combination with MEK inhibition in solid tumors driven by RAS alterations, non-BRAF V600 mutations, and RAF fusions.

We have assembled a leadership team with a proven track record of success in building biopharmaceutical companies, and a team of drug developers with unique experience and capabilities in pediatric drug development. Our Chief Executive Officer, Jeremy Bender, Ph.D., M.B.A., brings more than 15 years of biopharmaceutical leadership experience to the company. He previously served as Vice President of Corporate Development at Gilead Sciences where he led the team responsible for Gilead’s acquisitions, partnerships, and equity investments and oversaw more than 40 transactions exceeding $10 billion in upfront deal value, including the acquisition of Forty Seven, Inc. Samuel Blackman, M.D., Ph.D., our co-founder and Chief Medical Officer is a physician-scientist trained in pediatric hematology/oncology and neuro-oncology, and has led the early clinical development of more than ten novel cancer therapeutics and was responsible for the pediatric development of dabrafenib, resulting in the first industry-sponsored pediatric oncology “basket trial.” Charles York II, our Chief Operating and Financial Officer, previously served as Chief Financial Officer and head of corporate development at Aeglea BioTherapeutics, and as Consulting CFO at Bridgeport Consulting, and has more than 20 years of strategic capital formation and leadership experience. Lisa Bowers, our Chief Commercial Officer, previously had pivotal roles in managing several national market access functions including serving as VP of the North American Supply Chain at Genentech and managing its $400 million cystic fibrosis franchise and its $20 billion North American drug supply chain, and served as CEO of Rhia Ventures and COO of the Tara Health Foundation. Davy Chiodin, PharmD, our Chief Development Officer has over 15 years of experience in both adult and pediatric oncology drug development including the development of acalabrutinib at Acerta, now AstraZeneca, and served as Global Regulatory Leader, Pediatric Oncology, at Roche/Genentech. Mike Preigh, Ph.D., our Chief of Technology Operations, has over 25 years of experience in product development including serving as the Head of CMC at Array for over 10 years, filing over 20 Investigational New Drug Applications, or INDs, and supporting the development of marketed drugs including binimetinib and tucatinib.

We are supported by our board of directors, scientific advisors and a leading syndicate of investors, which includes Access Biotechnology, Atlas Venture, Boxer Capital, BVF Partners L.P., Canaan, Franklin Templeton, Janus Henderson Investors, Perceptive Advisors, RA Capital Management, funds and accounts advised by T. Rowe Price Associates, Inc., and Viking Global Investors.

Our strategy

We have a mission-driven strategy to build a differentiated, global biopharmaceutical company through the identification, development and commercialization of therapeutics that address underserved patient populations, with an initial focus on pediatric patients. The key elements of our strategy are to:

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Establish a leadership position in targeted oncology therapeutics for patients of all ages through our unique expertise in pediatrics.    We have built a targeted oncology company with differentiated business and clinical development capabilities. We leverage these capabilities to navigate the unique challenges and nuances of pediatric drug development. We initially focus on pediatric patients as we believe this provides a favorable pathway to approval for our product candidates. We have established trusted relationships with the pediatric oncology community, and we seek their advice on aligning our clinical development plans with the needs of the patients and their families. We believe we are a leader in this development space and to further this position, we plan to continue to consult and strategically partner with biopharmaceutical companies, academic pediatric oncologists and scientists, and patient advocacy groups to identify areas of unmet need in pediatric oncology and then acquire high-impact assets to address these underserved patients.

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Advance our lead product candidate, DAY101, through clinical development towards regulatory approval in pLGG.    We have demonstrated clinical proof-of-concept of DAY101 in pediatric patients for cancers that harbor genetic alterations in RAF. Oral, once-weekly dosed DAY101 was also well-tolerated in the Phase 1 trial in pLGG, which is important for achieving and maintaining long-term, durable responses in these patients. Further, DAY101 received FDA Breakthrough Therapy designation for the treatment of pediatric patients with pLGG harboring an activating RAF alteration who require systemic therapy and who have either progressed following prior treatment or who have no satisfactory alternative treatment options. DAY101 also received Orphan Drug designation from the FDA for the treatment of malignant glioma. We are currently conducting a pivotal Phase 2 trial (FIREFLY-1) with DAY101 in relapsed and progressive pLGG and expect to dose the first patient in the second quarter of 2021 and to report initial data in the first half of 2022. We anticipate expanding the scope of patients that can potentially benefit from DAY101 by initiating a Phase 3 clinical trial (FIREFLY-2) evaluating DAY101 as first-line therapy in pLGG in the first half of 2022.

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Maximize the therapeutic potential for DAY101 by targeting other tumors with various unaddressed MAPK alterations, including in adults, both as a monotherapy and in combination with our second product candidate, pimasertib.    DAY101 has been dosed in over 250 patients in two Phase 1 open-label clinical trials—one trial investigating DAY101 in monotherapy, and another in combination with other anti-cancer drugs. In both clinical trials, signs of early clinical responses emerged. Additionally, simultaneous inhibition of both RAF and MEK has been shown to lead to synergistic anti-tumor activity. We are currently planning to initiate a Phase 1b/2 master protocol with DAY101 in relapsed/refractory adult solid tumors with confirmed MAPK signaling pathway alterations with a Phase 2 monotherapy trial in mid-2021 and a Phase 1b/2 trial in combination with pimasertib in the first quarter of 2022.

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Deploy our differentiated and proven business development expertise to further expand our targeted oncology pipeline for patients with large unmet medical needs.    Our team has diverse backgrounds—from academia and drug research and development, to biopharmaceutical industry and business development experience. We have a proven track record of identifying and acquiring drug candidates and programs with potentially significant commercial opportunities, including successfully in-licensing our current drug candidates, DAY101 from Takeda and pimasertib from Merck KGaA, Darmstadt, Germany. We will utilize our broad experience, as well as our network of trusted relationships, to source additional high-impact assets to further expand our targeted oncology pipeline.

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Evaluate opportunities to accelerate development timelines and enhance the commercial potential of our programs in collaboration with third parties.    We own full worldwide development and commercialization rights to each of our programs subject to milestone and certain royalty payments. For additional information, see the subsection titled “—Material agreements.” In the future, we may selectively enter into collaborations where we believe there is an opportunity to accelerate the development and commercialization of our product candidates. We intend to commercialize our product candidates in key markets either alone or with partners in order to maximize the worldwide commercial potential of our programs.

Our approach: prioritize pediatric cancer and other areas of high unmet need

Our company is focused on prioritizing the clinical development of novel targeted therapeutics in pediatric patients. Historically, most pharmaceutical companies focused discovery and development efforts for new cancer therapies on adult tumor types. As a result, between 1997 and 2017, for the 126 drugs that received initial FDA approval for an oncology indication, the median time between the first-in-adult trial and the first-in-child trial was 6.5 years, regardless of whether or not the drug was a chemotherapeutic, a biologic agent, or a targeted therapeutic.

We believe that now is the right time to revisit and correct historic assumptions about pediatric oncology drug development. In doing so, we believe there are unique advantages to developing new oncology product candidates in pediatric patients, in parallel with, or even in advance of, adult indications:

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Enriched responder populations.    The generation of large scale molecular profiling datasets necessary to define addressable subpopulations in pediatric oncology has accelerated over the last decade. This has allowed scientists and drug developers to identify oncogenic drivers underlying numerous pediatric tumor types, and has revealed druggable oncogenic drivers in nearly 50% of pediatric cancers. Moreover, pediatric tumors are less heterogeneous and genomically more stable compared to highly heterogeneous adult tumors. Directly targeting these mutations may lead to deep and sustained anti-tumor activity, as demonstrated by other targeted oncology products.

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Ability to efficiently advance clinical development.    Recently, global regulatory authorities have established paths for accelerated feedback on the design and execution of clinical trials in pediatrics. As part of the recent FDA Reauthorization Act, 205 relevant molecular targets were identified for pediatric cancers. In addition, new tumor-specific pediatric oncology consortia and cooperative groups have been established, allowing industry to sponsor pediatric clinical trials in the same manner as adult clinical trials. Further, the potential to achieve proof-of-concept and regulatory approval can be obtained with relatively smaller-sized clinical trials with clear endpoints.

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Regulatory and commercial tailwinds.    Of the 117 non-hormonal oncology drugs approved by the FDA between 1997 and 2017, only six had an initial approval that included children. The scarcity of approved products or an established standard of care, particularly in relapsed disease in pediatric oncology, provides multiple opportunities to bring new therapeutics to market. Passionate patient advocacy groups and investigators have the potential to accelerate the uptake of therapies, if approved.

Our company is uniquely positioned to deliver much-needed targeted therapeutics to pediatric oncology patients. We have extensive capabilities and experience with these patients, and our trusted relationships across all key stakeholders in the pediatric medical community enable us to effectively navigate the challenges and nuances of pediatric drug development. Key advantages that allow us to successfully identify and execute on opportunities in pediatric oncology include:

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Aggregation of insights from a diverse group of key stakeholders to identify attractive development opportunities based on patient need and underlying biology.    The broad scientific expertise of our team and within our trusted global network of scientific advisors, allows us to focus and identify areas of cancer biology that are relevant to children, adolescents and adults. For instance, the BRAF that are the most common BRAF alteration in pLGG have been shown to be oncogenic in several adult solid tumor types, and may be addressable with DAY101 as monotherapy, or in combination with a MEK inhibitor, such as pimasertib.

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Business development opportunities enabled by key relationships and a dedication to prioritize pediatric drug development.    We believe we are routinely among the first to evaluate emerging clinical and preclinical data that could underlie new drug development programs in pediatric oncology indications as a result of our deep roots and extensive network within the pediatric oncology research community. For example, we were made aware of the opportunity to out-license DAY101 from Takeda, and were able to rapidly gain insights into the emerging data due to our relationships within the pediatric oncology investigational medicine community including but not limited to the ACCELERATE consortium participants, the Dana Farber Cancer Institute, and the Pacific Pediatric Neuro-Oncology Consortium, or PNOC.

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Organizational focus on overcoming the historical challenges to executing pediatric clinical trials.    We understand that clinical development in children is unique and must be approached as such. Clinical development in children is not the same as clinical development in adults and requires a deep organizational focus to address the needs of families, pediatric investigators, patient advocacy communities, and the patients. We have established trusted relationships with the pediatric oncology community globally, including major cooperative groups and disease-specific consortia, and we seek their advice on aligning our clinical development plans with the needs of the patients and their families. Our team is deeply experienced in designing modern, novel, and capital-efficient clinical development plans, as well as in obtaining early regulatory alignment on those plans—similar to an ultra-rare disease model. For example, as a result of the lack of any standard-of-care or approved therapies for pLGG patients, we believe that our pivotal Phase 2 trial is expected to provide a sufficient dataset to support approval with only 60 patients based on preliminary discussions with regulatory agencies.

These capabilities will enable us to develop targeted therapeutics from which pediatric patients can benefit. We believe we are a leader in this development space and to further this position, we plan to continue to consult and strategically partner with biopharmaceutical companies, academic pediatric oncologists and scientists, and patient advocacy groups to identify areas of unmet need in pediatric oncology and then acquire high-impact assets to address these underserved patients. While our initial focus is on pediatric patients, we also pursue the clinical development of targeted therapies with equivalent intensity for adult populations.

Our product candidates

We seek to identify, acquire and develop product candidates that target high-value oncogenic drivers in cancers with high unmet need, with an initial focus on pediatric patients. Although our clinical development begins by leveraging our unique expertise in the pediatric oncology setting, we are committed to advancing targeted therapies for adult cancer patients with equivalent intensity. The following table summarizes our product candidate pipeline.

*	Includes patients ≥ 12 years of age
[1]	Pivotal Phase 2 trial expected to support registration
[2]	DAY101 adult monotherapy Phase 1 dose escalation and expansion trial previously completed
[3]	Pimasertib Phase 1 dose escalation and expansion trial previously completed

DAY101

Our lead product candidate, DAY101, is an oral, brain-penetrant, highly-selective type II pan-RAF kinase inhibitor. DAY101 has been studied in over 250 patients, and as a monotherapy demonstrated good tolerability and encouraging anti-tumor activity in pediatric and adult populations with specific MAPK pathway-alterations. We have initiated a pivotal Phase 2 trial (FIREFLY-1) of DAY101 for pediatric patients with pLGG, the most common brain tumor diagnosed in children, for which there are no approved therapies or standard of care, and we have dosed the first patient in this trial in the second quarter of 2021, and expect to report initial data from this trial in the first half of 2022. We believe this trial is pivotal based on preliminary discussions with regulatory agencies. DAY101 has been granted Breakthrough Therapy designation by the FDA for the treatment of pLGG based on initial results from a Phase 1 trial which showed evidence of rapid anti-tumor activity and durable responses in pLGG patients. We also plan to study DAY101 alone or in combination with other agents that target key signaling nodes in the MAPK pathway in patient populations where various RAS and RAF alterations are believed to play an important role in driving disease.

RAF kinase drives cell proliferation and carcinogenesis

Cell functions such as growth, survival and differentiation are regulated by cascades of signaling events of which RAF kinase is a critical component. RAF is a protein kinase that is normally activated by RAS, a protein that transmits activating signals from extracellular receptors to RAF. Activation of RAF then leads to the activation of MEK kinase and the downstream MAPK pathway. Genetic alterations that result in overactivation of the pathway, such as RAS or RAF alterations, have long been characterized as oncogenic.

Figure 1. RAF kinases (ARAF, BRAF, CRAF) are critical components of the MAPK pathway. BRAF V600E can signal as a monomer and is sensitive to type I and type II RAF inhibitors. RAF dimers are only sensitive to type II RAF inhibitors. Modified from: Solit and Rosen, Cancer Discover, 2014.

One of the most frequently altered genes in this pathway is BRAF, one of three RAF genes in human cells and the form of RAF most easily activated by RAS. The majority of alterations in BRAF are mutations known as V600. BRAF V600 mutations transform non-mutant or wild-type BRAF into a form of BRAF that has increased signaling activity and is no longer dependent on RAS for activation. The abundance of V600 mutant BRAF and its central role in tumor growth have made it a focus of historical drug discovery efforts.

Another class of important oncogenic BRAF alterations are BRAF gene fusions. Gene fusions involving BRAF occur through intra- or inter-chromosomal rearrangements in which genes for unrelated proteins are physically joined together resulting in the synthesis of a chimeric protein. BRAF consists of a regulatory domain which modulates the activity of BRAF, and a catalytic kinase domain which then activates downstream signaling to promote cell growth. In BRAF fusions, the regulatory domain of BRAF is replaced with a different sequence, allowing BRAF to signal independent of RAS activation. This uncoupling of the regulatory and catalytic domains of BRAF has important consequences: the resultant novel oncogene is both aberrantly expressed and it also exhibits constitutive, or always-on, activation of the kinase domain. This kinase activity can result in the activation of downstream oncogenic signaling, exacerbating tumor growth. BRAF fusions have been observed in patients with prostate cancer, melanoma, radiation-induced thyroid cancer, and pLGG. While BRAF gene fusions are less common than BRAF V600 mutations in adult solid tumors, when the fusions are present, they are likely to be a unique oncogenic driver. In pLGG, BRAF fusions are the most common genomic alteration and oncogenic driver. As such, we believe there is strong rationale for treating patients with these gene fusions, especially in pLGG patients, with a targeted therapeutic.

Three BRAF inhibitors have been approved by the FDA for the treatment of certain solid tumors containing only BRAF V600E or V600K mutations, including melanoma, non-small cell lung cancer, anaplastic thyroid cancer, and colorectal cancer. These first-generation BRAF inhibitors, known more generally as type I RAF inhibitors, are vemurafenib, marketed as Zelboraf by Genentech; dabrafenib, marketed as Tafinlar by Novartis; and encorafenib, marketed as Braftovi by Pfizer. However, despite initial clinical responses, most patients relapse within one year due to drug resistance.

One way by which resistance develops to type I RAF inhibitors is related to the mechanism of normal RAF activation in cells. In contrast to the constitutively active V600E or V600K variant, which is active as a monomer, normal RAF function requires formation of dimers of RAF. Approved inhibitors of V600E/K BRAF do not block the activity of RAF dimers or other non-V600 BRAF mutations. In fact, the binding of some of these inhibitors to V600E/K BRAF can stimulate the formation of dimers, thereby causing paradoxical activation (undesired increases in MAP kinase signaling) in RAF wild-type cells – a phenomenon which could potentially lead to renewed tumor growth. Paradoxical activation of wild-type RAF also occurs in non-tumor tissue. This leads to a common adverse event associated with these agents—the development of proliferative pre-malignant and malignant skin lesions. In order to avoid resistance and paradoxical activation, in many instances type I RAF inhibitors need to be given in combination with MEK inhibitors.

Figure 2. Schema showing the effect of different RAF inhibitors on monomeric RAF kinases (i.e., BRAF V600E; top section) or dimeric RAF kinases (bottom section). ERK activation is strongly activated downstream of BRAF V600E, even more so than seen for dimeric RAF kinase signaling. Monomer-selective type I RAF inhibitors bind to the ATP site in BRAF monomers and inhibit downstream signaling. In RAF dimeric kinases, binding of drug inhibits the bound RAF protomer, but leads to a conformational change in the other protomer in the dimer pair and strong transactivation of this protomer, leading to overall increased ERK activation (paradoxical activation). Type II RAF inhibitors are able to bind to mutant RAF monomers and dimers at equipotent doses and therefore can inhibit mutant RAF monomers and dimers at the same dose. Adapted from Yaeger and Corcoran, Cancer Discovery, 2019.

Type I RAF inhibitors that target V600E/K alterations are not able to inhibit the wild-type RAF kinase domains in KIAA1549-BRAF gene fusions and are thus unable to effectively inhibit the overactive signaling that results from this fusion. Furthermore, because of the potential for paradoxical activation, these RAF inhibitors are contraindicated in patients with BRAF gene fusions.

DAY101’s mechanism of action

DAY101 is a selective, small molecule RAF inhibitor that can block the activity of multiple forms of RAF including wild-type RAF, BRAF and CRAF fusion proteins, and variants that function as dimers (Class II mutations), as well as variants such as BRAF V600E and non-V600E mutations that function as monomers (Class I mutations). DAY101 is known as a type II RAF inhibitor as it’s designed to inhibit both monomeric and dimeric RAF kinase. DAY101’s inhibition of both RAF monomers and dimers broadens its potential clinical application to treat an array of RAF-altered tumors.

Figure 3. Signaling pathways in different classes of BRAF mutations. BRAF V600 mutations (Class I) are independent of RAS signaling and work as monomers. BRAF non-V600 Class II mutants are also independent of RAS but signal as constitutive dimers. The Class II mutations include BRAF wild-type fusions. Non-V600 Class III BRAF mutations have low or no kinase activity and depend on RAS activation acting as amplifiers of the RAS signaling pathway. DAY101 inhibits Class I and Class II RAF alterations, including BRAF fusions and non V600E/K variations. Modified from Fontana and Valeri, Clinical Cancer Research, 2019.

Pediatric low-grade glioma disease and treatment overview

Pediatric low-grade glioma is the most common brain tumor diagnosed in children, accounting for 30%-50% of all central nervous system tumors. For the most part, these tumors are slow-growing, chronic, and relentless. While malignant transformation and dissemination of pLGGs are rare there are many long-term consequences of the disease. The growth of pLGG is highly morbid as pLGG tumors are space-occupying lesions that have the potential to compress critical neurovascular structures in the brain. Symptoms can vary from patient to patient depending on the location of the tumor and the amount of pressure it exerts on surrounding tissues. These symptoms can include headaches, nausea, vomiting, lethargy, sixth cranial nerve palsies, seizures and behavioral changes, depending on tumor location. The majority of children with pLGG are long-term survivors and live into adulthood; however, survivors of pediatric glioma often suffer long-lasting functional, neurologic, and endocrine complications from their disease and/or treatment. These patients require more effective treatment strategies that minimize long-term morbidity and treatment-associated toxicity.

Patients with pLGG have historically been treated with surgery, radiation, and chemotherapy. While surgical resection of pLGG is associated with 10-year overall survival rates of 90% or more, the majority of children are unable to undergo complete resection, a procedure which can be associated in some instances with significant and long-lasting morbidity. Incompletely resected or unresectable pLGG is associated with a high rate of disease progression or recurrence. Patients with subtotal resections have a 10-year progression-free survival of only 55%. Although more modern radiation therapy modalities have been shown to lead to improvements in progression free survival, radiotherapy is historically associated with a risk of significant decline in neurocognitive outcomes in younger children, as well as the risk of endocrine dysfunction, secondary malignancy, and an increased risk of stroke. As a result, even modern radiation therapy techniques continue to be reserved for use when all other therapies have failed.

Most patients with progressive pLGG are treated with combination chemotherapy such carboplatin/vincristine or thioguanine, procarbazine, lomustine, and vincristine, a combination referred to as TPCV. Results from the largest randomized Phase 3 study for children with newly diagnosed pLGG showed a 5-year event-free survival of 47% for vincristine/carboplatin. Outcomes for a subgroup of pLGG patients not associated with neurofibromatosis, which included those with BRAF alterations, were inferior, showing a 5-year event-free survival of 39%. Of note, the overall response rate to chemotherapy in newly diagnosed pLGG patients was 30%-35%. In addition to chemotherapy’s efficacy limitations, treatment-related morbidity was significant, with more than 95% of patients having experienced at least one Grade 3 or Grade 4 adverse event. There is no standard-of-care therapy for patients whose tumors progress following the failure of these combinations, and no targeted therapeutics have been approved for this patient population.

Current pLGG Treatment Paradigm in the US

Figure 4. Treatment paradigm for pLGG.

Because many pLGGs undergo senescence when patients reach their 20s, the goal of therapy is to maximize tumor control while minimizing treatment-associated toxicities from surgery, chemotherapy, and radiation. As a result, a large number of pLGG patients will undergo multiple lines of systemic therapy over the course of their disease.

Based on incidence results published in academic journals, we estimate that approximately 1,100 patients under the age of 25 are diagnosed with BRAF-altered pLGG every year. We estimate that the SEER prevalence in the United States for patients under the age of 25 as of January 1, 2017 was approximately 130,000 patients presenting brain and other nervous system tumors, of which 26,000 presented BRAF-altered pLGG.

Over the last decade, it has been found that between 50% and 60% of pLGGs are driven by abnormal signaling due to alterations in RAF, approximately 85% to 90% of which are a gene fusion known as KIAA1549-BRAF. This gene alteration results in the expression of a wild-type BRAF catalytic domain without its normal regulatory domain, thereby rendering constitutively active BRAF activity. In addition, between 5% and 17% of children with pLGGs have tumors with a BRAF V600E activating mutation. No targeted therapeutics have been approved for the treatment of pLGG, and there are currently no therapies approved for pediatric patients with RAF alterations—the largest subset of patients with pLGG.

Indirect targeting of KIAA1549-BRAF gene alterations is possible with the off-label use of approved drugs that target components of the downstream RAF signaling pathway, such as with therapies that target MEK, and targeting of BRAF V600E mutations is possible with the off-label use of type I RAF inhibitors that have been approved for adult indications such as melanoma. An investigator-sponsored clinical trials of the MEK inhibitor selumetinib has recently been published. This study included 25 patients with either a KIAA1549-BRAF fusion or a BRAF V600E mutation. Nine of 25 patients achieved a sustained partial response. 16% of patients had Grade 3 elevation on creatine phosphokinase, and 8% of patients had Grade 3 acneiform rash. Ten of 25 patients (40%) required a dose reduction due to treatment-related adverse events and one (4%) required two dose reductions. Similarly, a retrospective analysis of the MEK inhibitor trametinib in 18 patients was recently published, showing 6 partial responses, 2 minor responses, and 10 stable diseases as best overall responses. Treatment-related adverse events occurred in 89% of patients, including 44% with severe (Grade 3 or Grade 4) adverse events, which required dose reduction in 33% of patients and discontinuation in 11% of patients. Finally, an industry-sponsored Phase 1/2a study of dabrafenib in 32 pLGG patients with BRAF V600E mutations was recently published, showing a confirmed objective response rate, or ORR, of 44%, which included 1 complete response and 13 partial responses, with a median duration of response of 26 months. Grade 3 or 4 treatment-related adverse events were reported in 28% of patients, and included new or increased size of melanocytic nevi in 25% of patients but no cases of squamous cell carcinoma. Ten patients (31%) had adverse events that led to dose interruptions or reductions, and 6% of patients had adverse events that led to treatment discontinuation.

Taken together, these investigations have shown some of the existing MEK and type I RAF inhibitors have been shown, in small trials, to have activity in pLGG, but are accompanied by frequent Grade 3 or Grade 4 adverse events, and the need for dose reduction or interruption. Importantly, none of these agents have been approved for use in this population and as such, are only available via clinical trials or off-label prescription. Off-label use, while common in the pediatric oncology setting, is recognized to be an inferior approach as it exposes children to potential risks without the associated safeguards that accompany comprehensive clinical development activities, such as long-term safety monitoring and pharmacovigilance activities. We believe that the intentional development of a specifically-targeted, brain-penetrant therapy for pLGG is essential to improve outcomes for these patients.

Pre-clinical studies

In pLGG models driven by KIAA1549-BRAF fusions, type I RAF inhibitors have been shown both to result in paradoxical activation and accelerate the growth of tumors and as a result are not recommended for patients with tumors bearing a BRAF wild-type fusion or duplication. Evidence for paradoxical activation comes from observations of proteins downstream of BRAF. One of these proteins is ERK, a MAP kinase pathway component implicated in tumor growth. ERK is activated by addition of a phosphate group, forming phosphor-ERK, or pERK. Treatment of cells containing BRAF V600E with either vemurafenib, a type I RAF inhibitor, or DAY101, a type II RAF inhibitor, resulted in a reduction in the level of pERK. However, in cells treated with vemurafenib there was a rebound in the level of pERK within 24 hours that was not seen with DAY101. In vitro studies demonstrated that DAY101 was effective inhibiting pERK in cells containing a KIAA1549-BRAF fusion, cells in which vemurafenib was ineffective, confirming the ability of DAY101 to inhibit BRAF wild-type fusion proteins.

In addition to its ability to inhibit the two main oncogenic drivers in pLGG, DAY101 has been shown to have high brain distribution and exposure in comparison to other MAPK pathway inhibitors. In pre-clinical studies, total exposure of DAY101 in mouse brain was 20% of that found in plasma, which was at least 10-fold greater than data reported for vemurafenib and dabrafenib. In addition, the use of a novel imaging technique called MALDI-MSI allowed for the localization of DAY101 distribution in tissue sections of whole mouse brain (with an intact blood-brain-barrier) as well as localization of DAY101 within a brain tumor resulting from implanted KIAA1549-BRAF fusion driven cells. As indicated in Figure 5, DAY101 crossed the blood-brain barrier and was distributed widely through the brain, in comparison to the type I RAF inhibitor dabrafenib, which has poor blood-brain penetrance. Orally-administered DAY101, in this model, was able to penetrate brain tumor tissue, as indicated in Figure 5A, and inhibited pERK, as shown in Figure 5B and 5C. The improved ability of DAY101 to cross the blood-brain barrier and enter the central nervous system and brain tumor tissue positions it as a potential therapy for the treatment of brain tumors.

Figure 5. DAY101 (formerly known as MLN2480) can cross the blood-brain barrier and inhibit pERK in KIAA1549-BRAF brain tumors. Intact normal mouse brain showed the distribution of DAY101 (A) and relative to blood (heme), the lack of distribution of dabrafenib in the same model (B), and the distribution of DAY101 in a KIAA1549-BRAF tumor implanted within a mouse brain (C). Treatment with DAY101 resulted in a decrease in MAPK activation as indicated by a decrease in pERK measured by immunohistochemistry (D) and immunoblot (E).

DAY101 has demonstrated anti-tumor activity in multiple tumor models. As shown in Figure 6 below, DAY101 treatment of mice with implanted brain tumors driven by BRAF V600E or the KIAA1549-BRAF fusion tumors resulted in significant improvement in overall survival.

Figure 6. DAY101 (formerly known as MLN2480) treatment increased survival in orthotopic models containing V600E or KIAA BRAF altered neuronal cells.

Clinical trial results for pLGG

DAY101 is currently being evaluated in an ongoing investigator-initiated, multi-center study (PNOC014, NCT03429803) in patients with relapsed/refractory pLGG that is being conducted by Dana Farber Cancer Institute in collaboration with PNOC. As of January 2020, nine patients had been enrolled in the Phase 1 dose-escalation portion of this trial, which has been conducted at the Dana Farber Cancer Institute. Two additional pediatric patients with relapsed/refractory pLGG have been treated on a compassionate-use basis. This trial was amended and restarted after Day One acquired the program, with accrual resuming in June 2020, and an additional 16 patients have been enrolled since that time.

As shown in Figure 7 below, the Phase 1 trial, which initially started in February 2018, was designed to determine maximum tolerated dose, or MTD, in pediatric patients. Part A of this trial was an initial dose-escalation of DAY101 as monotherapy that utilized a 3+3 design. The starting dose of 280 mg/m2  was 80% of the adult recommended phase 2 dose, or RP2D, of 600 mg orally once weekly, adjusted for body surface area. Patients enrolled in this trial were treated for a period of up to two years. The trial was amended December 2019 to continue dose escalation, using an adaptive design, until either dose limiting toxicities, or DLTs, or the MTD was observed.

Figure 7. Design of the Phase 1 trial of DAY101 in pLGG.

DAY101 was administered once weekly as oral immediate release tablets. As of January 2020, nine patients had been evaluated in Part A across three different dose levels: 280 mg/m2, 350 mg/m2, and 420 mg/m2, with three patients at each dose level. DAY101 was well tolerated at all doses tested with no dose reductions or interruptions in patients receiving doses of 420 mg/m2 or below. None of these patients experienced a DLT. The vast majority of treatment emergent adverse events, or TEAEs, were Grade 1 or 2. No ophthalmologic or cardiac adverse events were observed. There were no cases of squamous cell carcinoma or keratoacanthoma. Acneiform rash was observed in six of nine patients, but all instances were Grade 2 or less. The most frequently reported TEAEs across all dose cohorts in Part A were all Grade 1 or 2 in serverity and included rash (89%), graying of the hair (achromotrichia) (78%), moles (nevus) (78%), anemia (67%), and itching (pruritis) (67%).

One patient experienced a single Grade 3 adverse event (increased creatinine phosphokinase), and there were no Grade 4 adverse events reported. These side effects were found to be reversible and manageable.

While 420 mg/m2 was initially considered the RP2D because of anti-tumor activity observed at all dose levels in Part A, dose escalation was continued in an attempt to determine a MTD. Upon resumption of the dose-escalation portion in Part B of this trial, the dose escalation was split between two subgroups, based on body surface area, to account for the possibility that at dose levels of 530mg/m2 or higher there might be larger children that may exceed the adult MTD at a given dose level, while smaller children may not. The 420 mg/m2 dose level was confirmed to be well-tolerated in an additional six patients. DAY101 is currently being evaluated in Part B at 530 mg/m2. As of February 18, 2021, the MTD has still not been reached. Two DLTs have been reported—Grade 3 fatigue for more than five days, was observed in a patient receiving 530 mg/m2 in Stratum 1, and Grade 3 rash lasting more than seven days was observed in a patient receiving 530 mg/m2 in Stratum 2.

Data from the now-completed Part A, where the patients received up to two years of continuous treatment, supported by data from Part B, indicate that the tolerability profile of DAY101 at 420 mg/m2 supports the potential for chronic long-term usage of DAY101.

A standard objective measure of efficacy accepted by the FDA for brain tumors is a set of radiographic measurement criteria called RANO. RANO criteria take into account various measures of tumor dimensions to track response to therapy or disease progression. Data from patients in Part A of PNOC014 were reviewed by an independent neuro-radiologist using RANO criteria. Eight of the nine patients had a pLGG with a RAF fusion (7 with a KIAA1549-BRAF fusion and one with an SRGAP3-CRAF fusion), while one patient had a loss-of-function mutation in the gene for neurofibromatosis 1, or NF1. As seen in Figure 8 below, five of the eight patients with a RAF fusion had either a complete response or a partial response per RANO criteria, defined as ≥50% decrease, compared with baseline; the sum of products of perpendicular diameters of all measurable enhancing lesions sustained for at least 4 weeks. Two of eight patients with a RAF fusion had prolonged stable disease. One patient with a RAF fusion did not respond to DAY101. The one patient with an NF1-associated pLGG did not respond to DAY101. Radiologic responses using exploratory imaging measures such as volumetric image analysis or the recently published, but clinically unvalidated, RAPNO Criteria, or Response Assessment for Pediatric Neuro-Oncology, were largely consistent with the RANO scores.

Figure 8. Five of nine patients in the DAY101 Phase 1 trial in pLGG had a complete (100% reduction) or partial response (>50% reduction in the bi-dimensional measurement of the tumor).

In addition to evaluating responses on-treatment, target lesions were identified in each patient during screening and baseline growth kinetics calculated from prior radiologic images. For eight of the nine patients, there was a documented history of tumor growth prior to trial enrollment. As shown in Figure 9, shrinkage in lesion size was observed in six of nine patients in the first radiologic images obtained after initiation of DAY101 dosing. The median time to response was 10.5 weeks, which is a notable observation given pLGG is an indolent, slow-growing tumor. Two patients achieved a complete response that was maintained throughout the dosing period of up to two years. Three patients had a partial response, two achieved prolonged stable disease, and two did not achieve a response. The trial allowed for treatment for maximum duration of two years.

Figure 9. Individual patient responses in the DAY101 Phase 1 trial in pLGG.

Based on the results from Part A of PNOC014, DAY101 has been granted Breakthrough Therapy designation by the FDA for the treatment of pediatric patients with pLGG harboring an activating RAF alteration who require systemic therapy and who have either progressed following prior treatment or who have no satisfactory alternative treatment options. DAY101 also received Orphan Drug designation from the FDA for the treatment of malignant glioma.

Clinical development plan for pLGG

We have initiated a pivotal Phase 2 trial of DAY101, FIREFLY-1 (NCT04775485), in pediatric patients aged 6 months to 25 years with relapsed or progressive pLGGs harboring an activating BRAF alteration, such as a KIAA1549-BRAF fusion or a BRAF activating mutation, such as V600E. This is an open-label, global registrational, single-arm trial of oral DAY101 administered once weekly at a dose of 420 mg/m2. Patients will continue on DAY101 until radiographic evidence of disease progression by RANO criteria as determined by treating investigator, unacceptable toxicity, patient withdrawal of consent, or death. We plan on enrolling 60 patients in this trial which we anticipate will generate a dataset that, in combination with the existing safety database, will have the potential to serve as the basis for regulatory approval. We believe this trial is pivotal based on preliminary discussions with regulatory agencies. The primary endpoint will be overall response rate, defined as the proportion of patients with best overall confirmed response rate (complete response and partial response based on the RANO criteria), as determined by independent review. Secondary and exploratory endpoints include the overall response rate based on RAPNO and volumetric analyses, event free survival, safety, functional outcomes, and quality of life measures.

Figure 10. Design of the Phase 2 trial of DAY101 in pLGG.

DAY101 is currently dosed as immediate-release tablets. We are developing a pediatric formulation suitable for oral dosing of children as young as six months of age.

Comprehensive genomic profiling of recurrent or progressive pLGG is standard practice within pediatric neuro-oncology programs across the country, either utilizing CLIA/College of American Pathologists, or CAP, accredited hospital laboratories or third-party commercial vendors. The technology platforms and solutions for the identification of the BRAF V600E mutation and BRAF fusions currently in use by individual investigators will be used to meet the clinical trial enrollment criteria, while we continue to work with regulatory authorities to ensure that any requirement for a companion diagnostic assay or device are met.

We intend to initiate a Phase 3 trial of DAY101 in chemotherapy-naïve patients with pLGG in the first half of 2022. We believe that treating patients before they have undergone multiple rounds of toxic chemotherapy has the potential to both improve the efficacy of DAY101 and reduce the overall burden of therapy and associated toxicities associated with the use of currently-employed cytotoxic agents.

Potential market opportunity for DAY101 in pLGG

Brain tumors are the most frequently occurring solid tumors in children. While pLGG is the most common brain tumor diagnosed, representing 30% of all childhood brain tumors, the annual incidence of pLGG is 1.3 to 2.1 per 100,000 in the United States, accounting for about 1,000–1,600 new diagnoses in 2015. Given the incidence of this disease, our team recognized the market opportunity for developing DAY101 in this patient population based on the following rationale:

•	Potential for DAY101, a pan-RAF inhibitor, to be a high-impact targeted therapeutic in pLGG where 50% to 60% of tumors are driven by genetic alterations in BRAF.

•	Premium reimbursement precedents for high impact therapeutics in rare diseases, oncology and pediatrics.

•	Chronic duration of treatment required over many years to address these slow-growing and relentless tumors.

•	High unmet medical need with limited current treatment alternatives for patients.

•	Strong value proposition for physicians, patients and families.

Figure 11. Patients with pLGG are typically treated for many years with a 10-year overall survival rate of 94%.

We believe DAY101, if approved, could become the standard of care for the treatment of pLGG. Due to the need for chronic administration, potentially over many years, the standard of care should be an effective, long-term therapeutic while providing a tolerability profile that minimizes long-term morbidity and treatment-associated toxicity. We believe that DAY101 has the potential to provide long-term benefit–similar to effective therapies for more traditional chronic rare diseases–to patients with pLGG. Observations from the Phase 1 trial, DAY101’s profile suggest that DAY101 can potentially balance high rates of CNS penetrance leading to rapid and durable anti-tumor activity with favorable tolerability, a lack of serious adverse events in these pediatric patients, and clinical experience of long-term dosing of DAY101 weekly for up to two years. We also believe that DAY101’s oral, once-weekly dosing regimen would appeal to physicians, patients and their parents.

Potential applications of DAY101 in other MAPK-driven tumors

To expand on our initial clinical development efforts in pediatric patients, we plan to explore DAY101 in additional indications for adolescent and adult patient populations where various MAPK pathway alterations are believed to play an important role in driving disease. This is supported by data from over 225 adult patients dosed with DAY101 in two separate Phase 1 trials previously conducted by Takeda. These trials also informed the starting dose level and weekly dosing regimen for future clinical trials, including the ongoing Phase 1 trial in pLGG. Results from these trials demonstrated that DAY101 was well-tolerated in patients with advanced cancers, both alone and in combination with other anti-cancer agents, but because patients were not enriched for RAF alterations expected to respond to DAY101 monotherapy, or studied in combinations that are now known to be more likely to lead to anti-tumor activity, only modest signs of efficacy were observed.

Based on data from preclinical studies, and building on the initial data from the Takeda-led Phase 1 trials, we intend to initiate a Phase 2 clinical trial of DAY101 as monotherapy in adult patients with advanced solid tumors with BRAF wild-type fusions. In parallel, we also plan to initiate a Phase 1b/2 clinical trial of DAY101 in combination with pimasertib, our MEK inhibitor product candidate. Simultaneous inhibition of both RAF and MEK has been shown to lead to synergistic antitumor activity in preclinical models, suggesting this combination may demonstrate enhanced anti-tumor activity in a variety of adult solid tumors driven by MAPK alterations, including NRAS mutant melanoma and lung cancers, tumors driven by Class II BRAF alterations, tumors with BRAF fusions, and tumors driven by KRAS alterations. We expect the DAY101 adult solid tumor monotherapy trial to begin in mid-2021, and the combination trial to begin in the first quarter of 2022.

In the future, we may explore DAY101 in combination with other selective inhibitors of key nodes in the MAPK signaling pathway. For example, as shown in Figure 12 below, a type II RAF inhibitor may provide synergistic benefit in combination with inhibitors of ERK or SHP2. We believe the ability of DAY101 to inhibit multiple forms of RAF gene alterations, including wild-type RAF and RAF dimers, without triggering the liabilities of paradoxical activation observed with approved type I RAF inhibitors, enhance its profile as a potential backbone of combinations therapies designed to inhibit MAPK signaling in cancer.

Figure 12. Combination therapies with other inhibitors of RAF signaling may result in synergistic antitumor activity.

Investigator-initiated trial of DAY101 for the treatment of Langerhans cell histiocytosis

We intend to leverage our relationships with academic investigators and pediatric oncology cooperative groups and consortia to explore the potential for DAY101 as a monotherapy in other rare pediatric tumor types. Langerhans cell histiocytosis, or LCH, is a rare disorder of dendritic immune cells that commonly affects the skin and bones but can involve any organ in the body, including lymph nodes, lungs, liver, spleen, bone marrow or brain. About one in 200,000 children develop LCH each year. Histiocytic disorders such as LCH and Erdheim-Chester disease also occur in adult patients and have been shown to have frequent (>50%) alterations in BRAF. Pediatric patients with LCH affecting multiple organs are treated with corticosteroids and chemotherapy. There are no standard-of-care regimens or approved agents for patients with relapsed disease. Over 60% of pediatric LCH patients have genetic alterations in the BRAF signaling pathway. Anecdotal reports and published case series have demonstrated proof-of-concept for the MAPK pathway inhibitors in LCH, and has opened up the possibility that patients with LCH may derive clinical benefit from DAY101. To date, there are no targeted therapies approved for pediatric patients with newly-diagnosed or relapsed LCH.

The Children’s Oncology Group, a National Cancer Institute supported clinical trials group and the world’s largest organization devoted exclusively to childhood and adolescent cancer research, is developing a group-wide clinical trial of DAY101 in relapsed LCH.

Pimasertib

Pimasertib is an oral, highly-selective allosteric small molecular inhibitor of mitogen-activated protein kinase kinases 1 and 2 (MEK). Published preclinical studies indicated that pimasertib has higher CNS penetration than other MEK inhibitors. We obtained an exclusive license to pimasertib from Merck KGaA, Darmstadt, Germany in February 2021, and expect to initiate a Phase 1b/2 clinical trial in MAPK-altered tumors in the first quarter of 2022 to study the potentially beneficial combination of DAY101 and pimasertib in patients 12 years and older. Merck KGaA, Darmstadt, Germany previously undertook extensive non-clinical and clinical development work through Phase 2, including a solid tumor trial in Japan and combinations of pimasertib with other agents. Pimasertib showed monotherapy clinical activity, including an improvement in the objective response rate and progression free survival, but not overall survival, in patients NRAS-mutant melanoma when compared to dacarbazine in a prospective randomized Phase 2 trial. The main adverse events observed during the clinical development of pimasertib were typical for other in-class allosteric MEK inhibitors, including GI-related adverse events, elevation of CPK, skin rash, and visual disturbances.

Preclinical studies

MEK is a critical signaling node that lies downstream of RAS in the MAPK pathway, and is a unique dual-specificity kinase that phosphorylates both serine/threonine and tyrosine residues. MEK consists of two isoforms, MEK1 and MEK2, which in turn phosphorylate ERK1 and ERK2. Activated ERK1/2 control a diverse range of cellular processes through their many substrates (>160) that are located in cellular membranes, the cytoplasm and nucleus. Many of these are transcription factors that are important in cellular proliferation, differentiation, survival, angiogenesis and migration.

As shown below in Figure 14, in cancers driven by elevated RAS or RAF signaling, inhibition of MEK releases the blockade on RAS and can contribute to increased RAS-mediated signaling and pathway activation, further desensitizing the cells to MEK inhibition. MEK inhibitors given as a monotherapy have demonstrated limited anti-tumor activity in pre-clinical tumor models of elevated RAS or RAF signaling. Most cancers that acquire resistance to MEKi and continue to proliferate do so through reactivation of the MAPK pathway and subsequent reactivation of ERK. ERK reactivation can occur through alterations or mutations to molecules upstream of ERK in the MAPK pathway such as RAS, RAF, NF1, or MEK. One approach to circumvent the overactivation of RAS signaling in such tumor models has been to combine a RAF inhibitor with a MEK inhibitor to inhibit the pathway at two different nodes which has been shown by multiple groups to result in synergistic effects on inhibiting cell and tumor model growth.

Figure 13: Dual inhibition of BRAF and MEK is an important strategy for addressing MAPK-driven tumors.

Figure 14. Model of the proposed mechanism of induced RAF inhibitor sensitivity. Left panel: under basal conditions, the MAPK pathway has multiple feedback loops negatively regulating upstream pathway activation, including RAS-GTP levels and RAF activation, thereby ensuring optimal pathway signaling. Middle panel: upon MEK inhibitor treatment, these feedback loops are disabled resulting in RAS-GTP induction, BRAF/CRAF dimerization, and RAF kinase activation. Right panel: Combination treatment with a MEK inhibitor and a type II RAF inhibitor is expected to exhibit synergistic effects. Modified from Yen et al. Cancer Cell, 2018.

Consistent with this approach, preclinical experiments showed the combination of a type II RAF inhibitor and pimasertib indeed led to synergistic cell killing activity. Calu-6 cells, a human lung adenocarcinoma cell line containing a KRAS G12C mutation, was found to be sensitive to cell killing by both BGB-283, a type II RAF inhibitor, and pimasertib. Treatment of Calu-6 cells with a combination of these inhibitors resulted in greater cell killing, as the EC50 for a 3 µM dose of BGB-283 was lowered by approximately 60-fold in the presence of pimasertib. These results suggest treatment with a MEK inhibitor in the presence of a RAF inhibitor result in an added cell killing benefit than observed with either inhibitor alone.

Figure 15. The sensitivity of Calu-6 cells to pimasertib was enhanced when cells were treated with BGB-283, a type II RAF inhibitor.

Similarly, in experiments with Calu-6 cells as well as NCI-H1792 cells, which contain a KRAS G12C mutation, cell lines were shown to be sensitive to either DAY101 or MEKi-1 as monotherapy, however a combination of these inhibitors resulted in greater cell killing than observed with either inhibitor alone. These data further support the potential added benefit of combining a MEK inhibitor, with a type II RAF inhibitor, such as DAY 101 as a strategy to address certain MAPK-driven adult solid tumors.

Figure 16. Synergy was observed when DAY101 was combined with the MEK inhibitor in KRAS G12C or Q61 mutant tumor cell lines in vitro.

Clinical results

Pimasertib has been dosed in over 850 cancer patients in trials sponsored by Merck KGaA, Darmstadt, Germany KGaA, both as monotherapy and in combination with standard of care therapies, such as gemcitabine, dacarbazine, and the colorectal cancer regimen FOLFIRI, as well as selected investigational agents (the HDM2 inhibitor SAR405838, the PI3K/mTOR inhibitor SAR245409). To date, there have been no clinical trials investigating the potential of pimasertib in combination with a RAF inhibitor.

The initial Phase 1 trial of pimasertib was designed to evaluate different schedules and escalating doses of pimasertib monotherapy in patients with various solid tumors, including colorectal, melanoma, prostate, lung, and mesothelioma. The primary goal of this trial was to establish safety and pharmacokinetics to determine the most appropriate dose and schedule for further investigation. Preliminary efficacy was also assessed in terms of tumor response. While several examples of stable disease were observed across tumor types, multiple partial responses were observed in melanoma patients that triggered further investigations in this tumor type. In a dose expansion arm of this trial, 89 melanoma patients received pharmacologically active doses of pimasertib ranging from 28 mg to 255 mg/day across four dose regimens. The ORR was 12.4%, including one complete response, ten partial responses, and 46 patients with stable disease. In the Phase 1 monotherapy trial, dose limiting toxicities were mainly observed at doses of 120 mg/day or greater and included skin rash/acneiform dermatitis and ocular events, such as serous retinal detachment. The most common drug-related adverse events were consistent with effects observed with other MEK inhibitors, including diarrhea, skin disorders, ocular disorders, asthenia/fatigue, and peripheral edema. According to a publication of the results of the melanoma patients enrolled on the monotherapy Phase 1 clinical trial, TEAEs of Grade 3 or higher were experienced by eight out of the 69 patients enrolled. The TEAEs were skin events (n=4), ocular events (n=2) and diarrhea (n=2). All four skin events occurred in the continuous (R3) twice-daily group, whereas ocular and diarrhea events were reported in both the continuous twice-daily group and the discontinuous group. High doses of pimasertib were associated with cases of retinal detachment; however, this and all other toxicities were manageable with supportive care and treatment interruption or dose reduction.

Merck KGaA, Darmstadt, Germany also conducted a multicenter, open-label, randomized Phase 2 trial in 194 patients with NRAS-mutated locally advanced or metastatic cutaneous melanoma, which compared single-agent pimasertib dosed at 60 mg BID to dacarbazine. Median progression free survival, or PFS, in pimasertib treated patients was 13.0 weeks, which was significantly longer than the 6.9 weeks observed in dacarbazine treated patients.

Clinical development plan

We expect to initiate a master protocol encompassing Phase 1b and Phase 2 trials to study the potentially beneficial combination of DAY101 and pimasertib in patients 12 years and older with various MAPK pathway-altered tumors. As shown in Figure 17 below, the protocol is designed to have two substudies: 1) a DAY101 monotherapy study for patients with BRAF wild-type, or BRAFwt, fusions; and 2) a substudy to evaluate DAY101 plus pimasertib for patients with NRAS mutations, BRAFwt fusions and other BRAF mutations with the exception of V600E and V600K mutations. The combination substudy will be a Phase 1b dose ranging trial to establish the Phase 2 dose of DAY101 in combination with pimasertib. Once this dose is established, patients will be enrolled in the combination dose expansion portion of this trial in cohorts defined by genetic aberration, such as NRAS mutation or BRAFwt fusion. The primary endpoint for the Phase 1b portion of the combination substudy is safety. For the monotherapy substudy in BRAFwt fusions and the Phase 2 expansion cohorts, the primary endpoint is overall response rate and duration of response. We anticipate initiation of the Phase 2 monotherapy substudy in mid-2021 and the Phase 1b combination substudy in the first quarter of 2022. Consistent with our approach to drug development, as well as recently published US FDA guidance, we have decided to design these initial combination substudies trials to be able to include adolescent patients 12 years and older with relapsed MAPK-driven solid tumors.

Figure 17. Design of the Phase 1b/2 trial of DAY101 in combination with pimasertib and Phase 2 trial of DAY101 as a monotherapy.

Preclinical data from multiple groups suggest that the combination of a MEK inhibitor, such as pimasertib, and a type II RAF inhibitor will have beneficial activity in various MAPK-driven tumor contexts, meaning that potent cell killing activity was obtained at lower concentrations of pimasertib than expected from data generated from monotherapy treatment. We believe that appropriate dosing of pimasertib in combination with DAY101 may limit frequency and severity of adverse events observed with pimasertib alone, dosed at the MTD, owing to the ability to define a biologically active dose combination. We anticipate exploring pediatric combination trials once additional dosing and safety data is collected in adult patients.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for clinical testing, as well as for commercial manufacturing if any of our product candidates obtain marketing approval. We also rely, and expect to continue to rely, on third parties to package, label, store and distribute our investigational product candidates, as well as our commercial products if marketing approval is obtained. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment and personnel while also enabling us to focus our expertise and resources on the development of our product candidates.

To date, we have contracted to obtain active pharmaceutical ingredients, or API, drug product, and packaging/distribution for our product candidates from STA Pharmaceutical Hong Kong Limited, Quotient Sciences – Philadelphia, LLC, and Fisher Clinical Services respectively, upon whom we currently rely as single-source contract manufacturing organizations, or CMOs. In addition, as part of the Takeda Asset Agreement we obtained an amount of DAY101 that we believe is a sufficient base amount to initiate our pivotal Phase 2 clinical trial. We are in the process of developing our supply chain for each of our product candidates and intend to put in place framework agreements under which third-party CMOs will generally provide us with necessary quantities of API, drug product, packaging/distribution on an order by order basis based on our development needs. As we advance our product candidates through development, we will explore adding backup suppliers for the API, drug product, packaging and formulation for each of our product candidates to protect against any potential supply disruptions.

We generally expect to rely on third parties for the manufacture of any companion diagnostics we may develop.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, the expertise of our team, and our development experience and scientific knowledge provide us with competitive advantages, we face increasing competition from many different sources, including pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Product candidates that we successfully develop and commercialize may compete with existing therapies and new therapies that may become available in the future.

Many of our competitors, either alone or with their collaborators, have significantly greater financial resources, established presence in the market, and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Additional mergers and acquisitions may result in even more resources being concentrated in our competitors.

Our commercial potential could be reduced or eliminated if our competitors develop and commercialize products that are safer or more effective, have fewer or less severe side effects, and are more convenient or less expensive than products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we can, which could result in our competitors establishing a strong market position before we are able to enter the market or could otherwise make our development more complicated. We believe the key competitive factors affecting the success of all of our programs are likely to be efficacy, safety and patient convenience.

We believe that DAY101 has the potential to be the first pan-RAF inhibitor to be approved by the FDA, for use in the treatment of pLGG, as we are not aware of competing product candidates that are further along in the development process. However, this does not indicate that DAY101 has been proven effective or that it will receive regulatory approval.

Three BRAF inhibitors have been approved by the FDA for the treatment of tumors containing V600E or V600K mutations. These first-generation BRAF inhibitors, known more generally as Type I RAF inhibitors, are vemurafenib, marketed as Zelboraf® by Genentech; dabrafenib, marketed as Tafinlar® by Novartis; and encorafenib, marketed as Braftovi® by Pfizer. Dabrafinib, in combination with trametinib, is being evaluated in a Novartis-sponsored randomized Phase 2 clinical trial in newly-diagnosed patients with BRAF V600 mutant pLGG.

Four MEK inhibitors have been approved by the FDA. Three have been approved for the treatment of tumors containing BRAF V600E or V600K mutations, including cobimetinib, marketed as Cotellic® by Genentech; trametinib, marketed as Tafinlar® by Novartis; and binimetinib, marketed as Mektovi® by Pfizer. A fourth MEK inhibitor–selumetinib, marketed as Koselugo® by AstraZeneca, has been approved for the treatment of pediatric patients, 2 years of age and older, with neurofibromatosis type 1, or NF1, who have symptomatic, inoperable plexiform neurofibromas.

Novartis is developing the next-generation BRAF inhibitor LXH254 in combination with various agents, in Phase 1/2 clinical trials. BeiGene has two next-generation BRAF programs: Lifirafenib (BGB-283), which is currently in a Phase 1/2 trial in combination with mirdametinib, and BGB-3245 which is currently in a single agent in Phase 1 dose escalation study. Hanmi / Genentech are developing belvarafenib in combination with cobimetinib in a Phase 1b clinical trial. Fore Therapeutics (formelly NovellusDx) is developing the RAF dimer breaker PLX8394 in a Phase 1/2 trial in combination with cobicistat. Kinnate and Black Diamond Therapeutics have next-generation BRAF inhibitors in various stages of preclinical development.

With regard to the treatment of pLGG, some MEK inhibitors and some type I RAF inhibitors other targeted therapies are being studied in academic investigator-initiated clinical trials, and in some regions may be being used in an off-label manner. The off-label use of these agents may represent competition for DAY101 when it enters the market.

Material agreements

Takeda asset agreement

On December 16, 2019, DOT Therapeutics-1, Inc., our subsidiary, entered into an asset purchase agreement, or the Takeda Asset Agreement, with Millennium Pharmaceuticals, Inc., an affiliate of Takeda Pharmaceutical Company Limited, or Takeda. Pursuant to the Takeda Asset Agreement, we purchased certain technology rights and know-how related to TAK-580 (which is now DAY101) being developed to treat patients with primary brain tumors or brain metastases of solid tumors. We also received clinical inventory supplies to use in our research and development activities of such RAF-inhibitor and an assigned investigator clinical trial agreement. Takeda also assigned to us its exclusive license agreement, or the Viracta License Agreement, with Sunesis Pharmaceuticals, Inc. (which recently merged with Viracta), or Viracta. Takeda also granted us a worldwide, sublicensable exclusive license under specified patents and know-how and non-exclusive license under other patents and know-how generated by Takeda under the Takeda Asset Agreement or otherwise through practice of the technology assigned or licensed to us under the Takeda Asset Agreement, in each case, to develop, manufacture and commercialize products containing DAY101 in all fields of use except for certain specified therapeutic indications. We also granted Takeda an exclusive license under the technology assigned or licensed to us under the Takeda Asset Agreement and a non-exclusive license under any patents and know-how generated by us under the Takeda Asset Agreement or otherwise through the practice of the technology assigned or licensed to us under the Takeda Asset Agreement, in each case, only for Takeda to develop, manufacture and commercialize products containing DAY101 in the field excluded from our license grant. This grant back license to Takeda will be terminated at the time of Conversion in connection with the Millennium Stock Exchange Agreement.

Under the Takeda Asset Agreement, we are obligated to use commercially reasonable efforts to develop and seek regulatory approval for at least one product in our licensed field in either the United States or one of the major European markets and following receipt of regulatory approval, to commercialize such product in such country.

In consideration for the sale and assignment of assets and the grant of the license to us under the Takeda Asset Agreement, we made an upfront payment of $1.0 million in cash and issued 9,857,143 shares of Series A redeemable convertible preferred stock in our subsidiary, DOT Therapeutics-1, Inc. We estimated fair value of issued shares as $9.9 million, based on the price paid by other investors for issued shares in the Series A financing of DOT Therapeutics-1, Inc. Pursuant to the terms of the Millennium Stock Exchange Agreement and the Plan of Conversion, Millennium Pharmaceuticals, Inc. agreed to exchange the 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1, Inc. for shares of our common stock pursuant to and contingent upon the effectiveness of the Conversion and subject to the satisfaction of the other terms and conditions of the Millennium Stock Exchange Agreement. We recorded a total of $10.9 million consideration for license and clinical supplies as research and development expenses. To the extent activities by Takeda with respect to its exploitation of a product containing DAY101 in its field triggers a milestone under the Viracta License Agreement, Takeda will, at our election, pay such milestone directly to Viracta, provided, that if we subsequently trigger such milestone based on our exploitation of such products in our field, then we will reimburse Takeda such paid milestone amount. Takeda will also be responsible for any royalty payments owed to Viracta pursuant to the Viracta License Agreement as a result of Takeda’s exploitation of such product in its field. Takeda’s right exploit a product in its field will be terminated at the time of Conversion in connection with the Millennium Stock Exchange Agreement.

The term of the Takeda Asset Agreement will expire on a country-by-country basis upon expiration of all assigned patent rights and all licensed patent rights in such country. Takeda may terminate the Takeda Asset Agreement prior to our first commercial sale of a product if we cease conducting any development activities for a continuous and specified period of time and such cessation is not agreed upon by the parties and is not done in response to guidance from a regulatory authority. Additionally, Takeda can terminate the Takeda Asset Agreement for our bankruptcy. In the event of termination of the Takeda Asset Agreement by Takeda as a result of our cessation of development or bankruptcy, all assigned patents, know-how and contracts (other than the Viracta License Agreement) will be assigned back to Takeda and Takeda will obtain a reversion license under patents and know-how generated to exploit all such terminated products.

Millennium stock exchange agreement

On May 4, 2021, we entered into a Stock Exchange Agreement with Millennium Pharmaceuticals, Inc. an affiliate of Takeda Pharmaceutical Company Limited, or Takeda. Pursuant to the terms of the Millennium Stock Exchange Agreement and the Plan of Conversion, Millennium Pharmaceuticals, Inc. agreed to exchange 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1, Inc., our subsidiary, for shares of our common stock pursuant to and contingent upon the effectiveness of the Conversion, and subject to the satisfaction of the other terms and conditions of the Millenium Stock Exchange Agreement.

Viracta license agreement

On December 16, 2019, we amended and restated the Viracta License Agreement that was assigned to us pursuant to the Takeda Asset Agreement. Under the Viracta License Agreement, we received a worldwide exclusive license under specified patent rights and know-how to develop, use, manufacture, and commercialize products containing compounds binding the RAF protein family.

Pursuant to the Viracta License Agreement, if we do not use commercially reasonable and diligent efforts to develop, obtain regulatory approval and commercialize a licensed product and do not remedy any such failure within a specified period of time, then Viracta has the right to terminate our license to such licensed product and subject to specified rights that Takeda has pursuant to the Takeda Asset Agreement, Viracta will obtain a reversion license to exploit such licensed product.

Under the Viracta License Agreement, we paid $2.0 million upfront in cash to Viracta, which was recorded as research and development expenses. We are also required to make milestone payments of up to $54 million upon achievement of specified development and regulatory milestones. No milestones were achieved and recorded as of December 31, 2020 and March 31, 2021. Additionally, if we obtain a priority review voucher with respect to a licensed product and sell such priority review voucher to a third party or use such priority review voucher, we are obligated to pay Viracta a specified percentage in the mid-teen digits of all net consideration received from any such sale or of the value of such used priority review voucher, as applicable. Commencing on the first commercial sale of a licensed product in a country, we are obligated to pay tiered royalties ranging in the mid-single-digit percentages on net sales of licensed products, if any. Our obligation to pay royalties will end on a country-by-country and licensed product-by-licensed product basis commencing on the first commercial sale in a country and continuing until the later of: (i) the expiration of the last valid claim of the

Viracta licensed patents, jointly owned collaboration patents or specified patents owned by us covering the use or sale of such product in such country, (ii) the expiration of the last statutory exclusivity pertaining to such product in such country or (iii) the tenth anniversary of the first commercial sale of such product in such country. No milestones were achieved and recorded as of December 31, 2019 and 2020.

The term of the Viracta License Agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the expiration of our obligation to pay royalties to Viracta with respect to such product in such country. We have the right to terminate the Viracta License Agreement with respect to any or all of the licensed products at will upon a specified notice period. Additionally, either party can terminate the Viracta License Agreement for the other party’s uncured material breach or bankruptcy. Viracta also has the right to terminate our rights to a licensed product if we breach our diligence obligations with respect to such licensed product and do not cure such breach within a specified time period. In the event of termination of the Viracta License Agreement by Viracta as a result of our breach or bankruptcy or by us for convenience, then subject to specified rights that Takeda has pursuant to the Takeda Asset Agreement, Viracta will obtain a reversion license to exploit all such terminated licensed products.

License agreement with Merck KGaA, Darmstadt, Germany

On February 10, 2021, Day One Biopharmaceuticals, Inc., our subsidiary, entered into a license agreement, or the MRKDG License Agreement, with Merck KGaA, Darmstadt, Germany, a pharmaceutical corporation located in Darmstadt, Germany. Under the MRKDG License Agreement, Merck KGaA, Darmstadt, Germany as licensor granted to Day One Biopharmaceuticals, Inc., an exclusive worldwide license, with the right to grant sublicenses through multiple tiers, under specified patent rights and know-how for us to research, develop, manufacture and commercialize products containing and comprising the pimasertib and MSC2015103B compounds. MSC2015103B is an ATP-non-competitive, allosteric inhibitor of mitogen-activated protein extracellular signal- regulated kinase kinase (MEK). MSC2015103B has been studied in a Phase 1 dose escalation trial in adult subjects (n=28) with advanced solid tumors. A once-weekly (n=21) and three-times-weekly (n=7) dose schedule were studied. Overall, the most common treatment-emergent adverse events reported (in > 40% of subjects) were fatigue in the Schedule 1 group; and constipation, nausea, hyponatremia, and hypokalemia in the Schedule 2 group. The plasma half-life of MSC2015103B is approximately 100 hours. Our exclusive license grant is subject to a non-exclusive license granted by Merck KGaA, Darmstadt, Germany’s affiliate to a cancer research organization and Merck KGaA, Darmstadt, Germany retains the right to conduct, directly or indirectly, certain ongoing clinical studies relating to pimasertib.

Under the MRKDG License Agreement, we have obligations to use commercially reasonable efforts to develop and commercialize at least two licensed products in at least two specified major market countries by the year 2029.

In consideration for the rights granted under the MRKDG License Agreement, we made an upfront payment of $8.0 million to the licensor, which was recorded as research and development expenses. We may also be required to make additional payments of up to $367.0 million based upon the achievement of specified development, regulatory, and commercial milestones, as well a high, single-digit royalty percentage on future net sales of licensed products, if any. Milestones and royalties are contingent upon future events and will be recorded when the milestones are achieved and when payments are due. The royalties will be payable on a country-by-country and licensed product-by-licensed product basis commencing on the first commercial sale in a country and continuing until the later of: (i) the expiration of the last valid claim of Merck KGaA, Darmstadt, Germany’s licensed patents in such country or (ii) the 12th anniversary of the first commercial sale of such licensed product in such country.

The term of the MRKDG License Agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the expiration of our obligation to pay royalties to the licensor with respect to such licensed product in such country and will expire in its entirety upon the expiration of all of our payment obligations with respect to all licensed products and all countries under the MRKDG License Agreement. We have the right to terminate the MRKDG License Agreement at will upon a specified notice period. Merck KGaA, Darmstadt, Germany has the right to terminate the MRKDG License Agreement in the event we challenge the validity of the licensed patents. Merck KGaA, Darmstadt, Germany may also terminate the MRKDG License Agreement in the event we acquire a specified type of competing product and do not elect to divest such competing product within a specified time period or in the event we are acquired by an entity with a specified type of competing product and do not either direst such competing product within a specified time period or do not segregate and exploit such competing product independent of the exploitation of the licensed products. Additionally, either party can terminate the MRKDG License Agreement for the other party’s uncured material breach or bankruptcy.

Intellectual property

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection for our drug candidates, technology and know-how, to operate without infringing the proprietary or intellectual property rights of others and to prevent others from infringing our proprietary or intellectual property rights. We expect that we will seek to protect our proprietary and intellectual property position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements and drug candidates that are important to the development and implementation of our business. We also rely on trade secrets, know-how, trademarks, continuing technological innovation and licensing opportunities to develop and maintain our proprietary and intellectual property position. Presently, our patent portfolio includes issued patents and pending patent applications that are in-licensed, owned and/or co-owned by us.

We currently, and expect that we will continue to, own, co-own or in-license patent applications and issued patents related to our key drug candidates in an effort to establish intellectual property positions protecting these drug candidates, as well as their use in the treatment of various diseases such as pediatric oncology. For our drug candidates, we generally pursue multilayered patent protection covering compositions of matter, methods of use and methods of manufacture. We intend to strengthen the patent protection of our drug candidates and technologies through additional patent application filings.

As of March 12, 2021, we owned or co-owned a patent portfolio consisting of seven patent families, exclusively in-license three patent families from Merck KGaA, Darmstadt, Germany, and non-exclusively in-license one patent family from Takeda Pharmaceutical Company Limited. The seven patent families that we own or co-own include patent applications and issued patents that cover compositions of matter, pharmaceutical compositions, methods of synthesis, synthetic intermediates, methods of treatment and combination therapies related to our product candidate DAY101. The non-exclusively in-licensed patent family from Takeda Pharmaceutical Company Limited covers a catalyst that may be used in a preparation of our product candidate DAY101. The three exclusively in-licensed patent families from Merck KGaA, Darmstadt, Germany cover compositions of matter and methods of use for our MEK inhibitor product candidates.

Our owned or co-owned patent portfolio, as of March 12, 2021, includes a co-owned patent family that is directed to the compositions of matter and methods of use of DAY101 with four issued US patents and multiple foreign patents and applications including granted patents in Germany, France, United Kingdom, Belgium, Switzerland, Denmark, Spain, Ireland, Italy, Netherlands, Australia, Brazil, Canada, China, India, Japan, Korea, Mexico, Singapore, South Africa, Taiwan, and Hong Kong, which are expected to expire between 2028 and 2031.

Our owned or co-owned patent portfolio includes a patent family that is directed to pharmaceutical formulations of DAY101 with an issued US patent and multiple foreign patents and applications including granted patents in Germany, France, United Kingdom, Belgium, Switzerland, Spain, Ireland, Italy, Luxembourg, Monaco, Japan, and China, which are expected to expire in 2035. Our owned or co-owned patent portfolio includes an additional pharmaceutical formulation patent family that is directed to formulations of DAY101 including a pending PCT application that, if nationalized and issued, is expected to expire in 2040. Our owned or co-owned patent portfolio also includes a patent family directed to methods of synthesizing DAY101 including two pending US applications and at least 10 foreign patent applications that, if issued, are expected to expire in 2038. Our owned or co-owned patent portfolio further includes a patent family directed to methods of treating cancer using DAY101 in combination with docetaxel and/or paclitaxel with one pending US application and multiple foreign patents and patent applications including granted patents in Germany, France, United Kingdom, Belgium, Switzerland, Spain, Ireland, Italy, Luxembourg, and Monaco that are expected to expire in 2035. Our owned or co-owned patent portfolio includes a patent family with two US provisional applications directed to methods of treating pediatric low grade glioma that, if converted to non-provisional applications and issued, are expected to expired in 2041. Our owned or co-owned patent portfolio further includes a patent family with one US provisional application directed to methods of treating cancer using DAY101 in combination with a MEK inhibitor such as pimasertib that, if converted to a non-provisional application and issued, is expected to expire in 2042.

Our patent portfolio, as of March 12, 2021, includes a patent family exclusively in-licensed from Merck KGaA, Darmstadt, Germany that covers the composition of matter and methods of use of pimasertib with four issued US patents and multiple foreign patents and/or applications including granted patents in Argentina, Austria, Australia, Belgium, Bulgaria, Brazil, Canada, Switzerland, China, Cyprus, Czech Republic, Germany, Denmark, Eurasia, Estonia, Spain, Finland, France, United Kingdom, Greece, Hong Kong, Hungary, Ireland, Israel, India, Iceland, Italy, Japan, Korea, Lithuania, Luxembourg, Latvia, Monaco, Mexico, Netherlands, Norway, Poland, Portugal, Romania, Russian Federation, Sweden, Singapore, Slovenia, Slovakia, Turkey, Ukraine, and South Africa that are expected to expire between 2025 and 2028. Our patent portfolio includes a patent family exclusively in-licensed from Merck KGaA, Darmstadt, Germany that is directed to the solid state form of pimasertib with one issued US patent and multiple foreign patents and/or applications, including granted patents in Austria, Australia, Belgium, Canada, Switzerland, Czech Republic, Germany, Denmark, Eurasia, Spain, France, United Kingdom, Italy, Japan, Luxembourg, Mexico, Netherlands, Poland, Portugal, Russian Federation, Sweden, Singapore, Taiwan, and South Africa, which are expected to expire in 2033. Our patent portfolio further includes a patent family exclusively in-licensed from Merck KGaA, Darmstadt, Germany that covers the composition of matter and methods of use of MSC2015103B with two issued US patents and multiple foreign patents and/or applications, including granted patents in Argentina, Austria, Australia, Belgium, Brazil, Canada, Switzerland, China, Czech Republic, Germany, Denmark, Eurasia, Estonia, Spain, Finland, France, United Kingdom, Hong Kong, Croatia, Hungary, Ireland, Israel, India, Iceland, Italy, Korea, Lithuania, Luxembourg, Latvia, North Macedonia, Malta, Mexico, Netherlands, Norway, New Zealand, Philippines, Poland, Portugal, Romania, Russian Federation, Sweden, Singapore, Slovenia, Slovakia, Turkey, Ukraine, and South Africa, which are expected to expire in 2029.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries in which we file, the patent term is generally 20 years from the earliest date of filing a non-provisional patent application. In the United States, the patent term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office, or USPTO, in examining and granting a patent or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. Additionally, the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time a drug is under regulatory review while a patent that covers the drug is in force. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended.

Similar provisions are available in the European Union and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our drug candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those products, if available. However, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and, if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see the section titled “Risk factors–Risks related to our intellectual property.” Expiration dates referred to above are without regard to potential patent term extension or other market exclusivity that may be available to us.

The patent positions of biopharmaceutical companies like ours are generally uncertain and involve complex legal, scientific and factual questions. Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, alter our drugs or processes, obtain licenses or cease certain activities. Our breach of any license agreements or our failure to obtain a license to proprietary rights required to develop or commercialize our future products may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention. For more information, see the section titled “Risk factors–Risks related to our intellectual property.”

In addition to patent protection, we also rely on trade secrets, know-how, trademarks, other proprietary information and continuing technological innovation to develop and maintain our competitive position. Our trademark portfolio currently contains registration applications and/or registrations for Day One, Day One Biopharmaceuticals, and Cancer Drug Development Comes of Age in the United States. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached, and we may not have adequate remedies for any such breach. For more information regarding the risks related to our intellectual property, see “Risk factors–Risks related to our intellectual property.”

Government regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

FDA approval process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA, pursuant to the Federal Food, Drug, and Cosmetic Act, and other federal and state statutes and regulations that govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pharmaceutical product development for a new product or certain changes to an approved product in the U.S. typically involves preclinical laboratory and animal tests, the submission to FDA of an IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with Good Clinical Practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to FDA as part of the IND.

FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. Imposition of a clinical hold may be full or partial. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. The IRB will also monitor the clinical trial until completed. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence of effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance and optimum dosage, and to identify common adverse effects and safety risks. If a drug demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases, FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single trial may be sufficient in rare instances, including (1) where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible or (2) when in conjunction with other confirmatory evidence.

These Phases may overlap or be combined. For example, a Phase 1/2 clinical trial may contain both a dose- escalation stage and a dose-expansion stage, the latter of which may confirm tolerability at the recommended dose for expansion in future clinical trials (as in traditional Phase 1 clinical trials) and provide insight into the anti-tumor effects of the investigational therapy in selected subpopulation(s). Typically, during the development of oncology therapies, all subjects enrolled in Phase 1 clinical trials are disease-affected patients and, as a result, considerably more information on clinical activity may be collected during such trials than during Phase 1 clinical trials for non-oncology therapies.

The manufacturer of an investigational drug in a Phase 2 or 3 clinical trial for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access.

After completion of the required clinical testing, an NDA is prepared and submitted to FDA. FDA approval of the NDA is required before marketing of the product may begin in the U.S. The NDA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls.

The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. The applicant under an approved NDA is also subject to annual program fees. The FDA adjusts the user fees on an annual basis, and the fees typically increase annually.

FDA reviews each submitted NDA before it determines whether to file it, based on the agency’s threshold determination that it is sufficiently complete to permit substantive review, and FDA may request additional information. The FDA must make a decision on whether to file an NDA within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is filed, FDA begins an in-depth review of the NDA. FDA has agreed to certain performance goals in the review of NDAs. Most applications for standard review drug products are reviewed within ten to twelve months; most applications for priority review drugs are reviewed in six to eight months. Priority review can be applied to drugs that FDA determines offer major advances in treatment or provide a treatment where no adequate therapy exists. The review process for both standard and priority review may be extended by FDA for three additional months to consider certain late- submitted information, or information intended to clarify information already provided in the submission. The FDA does not always meet its goal dates for standard and priority NDAs, and the review process can be extended by FDA requests for additional information or clarification.

FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an outside advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

Before approving an NDA, FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also typically inspects one or more clinical trial sites to ensure compliance with GCP requirements and the integrity of the data supporting safety and efficacy.

After FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter, or CRL. A CRL generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for FDA to reconsider the application, such as additional clinical data, additional pivotal clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a CRL is issued, the applicant may resubmit the NDA addressing all of the deficiencies identified in the letter, withdraw the application, engage in formal dispute resolution or request an opportunity for a hearing. FDA has committed to reviewing resubmissions in two or six months depending on the type of information included. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If, or when, the deficiencies identified in the CRL have been addressed to FDA’s satisfaction in a resubmission of the NDA, FDA will issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks to patients. A REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of an NDA supplement or, in some case, a new NDA, before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Disclosure of clinical trial information

Sponsors of clinical trials of FDA regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Orphan drugs

Under the Orphan Drug Act, FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States but for which there is no reasonable expectation that the cost of developing and making the product for this type of disease or condition will be recovered from sales of the product in the United States.

Orphan drug designation must be requested before submitting an NDA. After FDA grants orphan drug designation, the identity of the drug and its potential orphan use are disclosed publicly by FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The first NDA applicant to receive FDA approval for a particular active moiety to treat a rare disease for which it has such designation is entitled to a seven-year exclusive marketing period in the U.S. for that product, for that indication. During the seven-year exclusivity period, FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care, or in instances of drug supply issues. Orphan drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Other benefits of orphan drug designation include tax credits for certain research and an exemption from the NDA user fee.

Breakthrough therapy designation

FDA is also required to expedite the development and review of applications for approval of drugs that are intended to treat a serious or life-threatening disease or condition where preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Under the breakthrough therapy program, the sponsor of a new product candidate may request that FDA designate the product candidate for a specific indication as a breakthrough therapy concurrent with, or after, the filing of the IND for the product candidate. FDA must determine if the product candidate qualifies for Breakthrough Therapy designation within 60 days of receipt of the sponsor’s request. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process, providing timely advice to the product sponsor regarding development and approval, involving more senior staff in the review process, assigning a cross-disciplinary project lead for the review team and taking other steps to design the clinical studies in an efficient manner.

Accelerated approval

Accelerated approval may be granted for a product that is intended to treat a serious or life-threatening condition and that generally provides a meaningful therapeutic advantage to patients over existing treatments. A product eligible for accelerated approval may be approved on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. The accelerated approval pathway is most often used in settings in which the course of a disease is long, and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large studies to demonstrate a clinical or survival benefit. The accelerated approval pathway is contingent on a sponsor’s agreement to conduct additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. These confirmatory trials must be completed with due diligence and, in most cases, the FDA may require that the trial be designed, initiated, and/or fully enrolled prior to approval. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Pediatric information

Under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted except that PREA will apply to an original NDA for a new active ingredient that is orphan-designated if the drug is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA determines to be substantially relevant to the growth or progression of a pediatric cancer.

The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month extension of any exclusivity—patent or nonpatent—for a drug if certain conditions are met. Conditions for exclusivity include FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

Post-Approval requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in a manner consistent with the approved labeling.

Adverse event reporting and submission of periodic reports are required following FDA approval of an NDA. FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug manufacture, packaging and labeling procedures must continue to conform to current good manufacturing practices, or cGMPs, after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies. Registration with FDA subjects entities to periodic unannounced inspections by FDA, during which the Agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Rare pediatric disease designation and priority review vouchers

Under the Rare Pediatric Disease Priority Review Voucher program, FDA may award a priority review voucher to the sponsor of an approved marketing application for a product that treats or prevents a rare pediatric disease. The voucher entitles the sponsor to priority review of one subsequent marketing application. A voucher may be awarded only for an approved rare pediatric disease product application. A rare pediatric disease product application is an NDA for a drug (in the case of a small molecule) that treats or prevents a serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years; in general, the disease must affect fewer than 200,000 such individuals in the U.S.; the NDA must be deemed eligible for priority review; the NDA must not seek approval for a different adult indication (i.e., for a different disease/condition); the drug must not contain an active ingredient that has been previously approved by FDA; and the NDA must rely on clinical data derived from studies examining a pediatric population such that the approved product can be adequately labeled for the pediatric population. Before NDA approval, FDA may designate a product in development as a product for a rare pediatric disease.

To receive a rare pediatric disease priority review voucher, a sponsor must notify FDA, upon submission of the NDA, of its intent to request a voucher. If FDA determines that the NDA is a rare pediatric disease product application, and if the NDA is approved, FDA will award the sponsor of the NDA a voucher upon approval of the NDA. FDA may revoke a rare pediatric disease priority review voucher if the product for which it was awarded is not marketed in the U.S. within 365 days of the product’s approval. The voucher, which is transferable to another sponsor, may be submitted with a subsequent NDA or biologics license application, or BLA, and entitles the holder to priority review of the accompanying NDA or BLA. The sponsor submitting the priority review voucher must notify FDA of its intent to submit the voucher with the NDA or BLA at least 90 days prior to submission of the NDA or BLA and must pay a priority review user fee in addition to any other required user fee. FDA must take action on an NDA or BLA under priority review within six months of receipt of the NDA or BLA.

In December 2020, the this program was reauthorized, allowing a product that is designated as a product for a rare pediatric disease prior to September 30, 2024 to be eligible to receive a rare pediatric disease priority review voucher upon approval of a qualifying NDA prior to September 30, 2026.

The Hatch-Waxman amendments

Orange Book Listing

Under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch Waxman Amendments, NDA applicants are required to identify to FDA each patent whose claims cover the applicant’s drug or approved method of using the drug. Upon approval of a drug, the applicant must update its listing of patents to the NDA in timely fashion and each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book.

Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredient(s), strength, route of administration, and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. An approved ANDA product is considered to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved under the ANDA pathway are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug pursuant to each state’s laws on drug substitution.

The ANDA applicant is required to certify to the FDA concerning any patents identified for the reference listed drug in the Orange Book. Specifically, the applicant must certify to each patent in one of the following ways: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. For patents listed that claim an approved method of use, under certain circumstances the ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method- of-use patent. If the applicant does not challenge the listed patents through a Paragraph IV certification, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA-holder and patentee(s) once the ANDA has been accepted for filing by the FDA (referred to as the “notice letter”). The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice letter. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months from the date the notice letter is received, expiration of the patent, the date of a settlement order or consent decree signed and entered by the court stating that the patent that is the subject of the certification is invalid or not infringed, or a decision in the patent case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired. In some instances, an ANDA applicant may receive approval prior to expiration of certain non-patent exclusivity if the applicant seeks, and FDA permits, the omission of such exclusivity-protected information from the ANDA prescribing information.

Exclusivity

Upon NDA approval of a new chemical entity, or NCE, which is a drug that contains no active moiety that has been approved by FDA in any other NDA, that drug receives five years of marketing exclusivity during which FDA cannot receive any ANDA seeking approval of a generic version of that drug unless the application contains a Paragraph IV certification, in which case the application may be submitted one year prior to expiration of the NCE exclusivity. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA for a generic version of the drug may be filed before the expiration of the exclusivity period.

Certain changes to an approved drug, such as the approval of a new indication, the approval of a new strength, and the approval of a new condition of use, are associated with a three-year period of exclusivity from the date of approval during which FDA cannot approve an ANDA for a generic drug that includes the change. In some instances, an ANDA applicant may receive approval prior to expiration of the three-year exclusivity if the applicant seeks, and FDA permits, the omission of such exclusivity-protected information from the ANDA package insert.

Patent term extension

The Hatch Waxman Amendments permit a patent term extension as compensation for patent term lost during the FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. After NDA approval, owners of relevant drug patents may apply for the extension. The allowable patent term extension is calculated as half of the drug’s testing phase (the time between IND application and NDA submission) and all of the review phase (the time between NDA submission and approval) up to a maximum of five years. The time can be reduced for any time FDA determines that the applicant did not pursue approval with due diligence.

The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. However, the USPTO may not grant an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than requested.

The total patent term after the extension may not exceed 14 years, and only one patent can be extended. The application for the extension must be submitted prior to the expiration of the patent, and for patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

FDA regulation of companion diagnostics

If use of an in vitro diagnostic is essential to safe and effective use of a drug product, then the FDA generally will require approval or clearance of the diagnostic, known as a companion diagnostic, at the same time that the FDA approves the drug product. FDA has generally required in vitro companion diagnostics intended to select the patients who will respond to cancer treatment to obtain a pre-market approval, or PMA, for that diagnostic simultaneously with approval of the drug. The review of these in vitro companion diagnostics in conjunction with the review of a cancer therapeutic involves coordination of review by the FDA’s Center for Drug Evaluation and Research and by the FDA’s Center for Devices and Radiological Health. Approval and clearance of a companion diagnostic also requires a high level of coordination between the drug manufacturer and device manufacturer, if different companies.

The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to a substantial application fee, which is typically increased annually.

In addition, PMAs must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic has adequate sensitivity and specificity, has adequate specimen and reagent stability, and produces reproducible results when the same sample is tested multiple times by multiple users at multiple laboratories. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance requirements.

PMA approval is not guaranteed, and the FDA may ultimately respond to a PMA submission with a not approvable determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval. If the FDA’s evaluation of the PMA application is favorable, the FDA typically issues an approvable letter requiring the applicant’s agreement to specific conditions, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also register their establishment(s), including payment of an annual establishment registration fee, and list their device(s) with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

Other healthcare laws

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain general business and marketing practices in the pharmaceutical industry. These laws include anti-kickback, false claims, transparency and health information privacy laws and other healthcare laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act, collectively, the ACA, amended the intent element of the federal Anti-Kickback Statute so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to commit a violation. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers, among others, on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Additionally, the ACA amended the federal Anti-Kickback Statute such that a violation of that statute can serve as a basis for liability under the federal civil False Claims Act.

Federal civil and criminal false claims laws, including the federal civil False Claims Act, prohibit any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. This includes claims made to programs where the federal government reimburses, such as Medicare and Medicaid, as well as programs where the federal government is a direct purchaser, such as when it purchases off the Federal Supply Schedule. Pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Most states also have statutes or regulations similar to the federal Anti-Kickback Statute and civil False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Other federal statutes pertaining to healthcare fraud and abuse include the civil monetary penalties statute, which prohibits, among other things, the offer or payment of remuneration to a Medicaid or Medicare beneficiary that the offeror or payor knows or should know is likely to influence the beneficiary to order a receive a reimbursable item or service from a particular supplier, and the additional federal criminal statutes created by the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibit, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program or obtain by means of false or fraudulent pretenses, representations or promises any money or property owned by or under the control of any healthcare benefit program in connection with the delivery of or payment for healthcare benefits, items or services.

In addition, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, including the Final Omnibus Rule published on January 25, 2013, impose obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their business associates and their subcontractors that perform certain services involving the storage, use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information. HITECH increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, and often are not pre-empted by HIPAA.

Further, pursuant to the ACA, the Centers for Medicare & Medicaid Services, or CMS, issued a final rule that requires certain manufacturers of prescription drugs to collect and annually report information on certain payments or transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning calendar year 2021, manufacturers must collect information regarding payments and other transfers of value to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, and certified nurse-midwives for reporting in the following year. The reported data is made available in searchable form on a public website on an annual basis. Failure to submit required information may result in civil monetary penalties.

We may also be subject to analogous state and foreign anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non- governmental third-party payors, including private insurers, or that apply regardless of payor. In addition, several states now require prescription drug companies to report certain expenses relating to the marketing and promotion of drug products and to report gifts and payments to individual healthcare practitioners in these states. Other states prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals. Further, certain states require the posting of information relating to clinical studies and their outcomes. Some states require the reporting of certain drug pricing information, including information pertaining to and justifying price increases. In addition, certain states require pharmaceutical companies to implement compliance programs and/or marketing codes. Several additional states are considering similar proposals. Certain states and local jurisdictions also require the registration of pharmaceutical sales representatives. Additionally, we may also be subject to state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that business arrangements with third parties comply with applicable state, federal, and foreign healthcare laws and regulations involve substantial costs. If a drug company’s operations are found to be in violation of any such requirements, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of its operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other federal or state government healthcare programs, including Medicare and Medicaid, integrity oversight and reporting obligations, imprisonment, and reputational harm. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action for an alleged or suspected violation can cause a drug company to incur significant legal expenses and divert management’s attention from the operation of the business, even if such action is successfully defended.

U.S. healthcare reform

In the United States there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of health care and, more generally, to reform the U.S. healthcare system. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the ACA was enacted, which intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms, substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, (i) subjected therapeutic biologics to potential competition by lower-cost biosimilars by creating a licensure framework for follow-on biologic products, (ii) prescribed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and therapeutic biologics that are inhaled, infused, instilled, implanted or injected, (iii) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, (iv) established annual nondeductible fees and taxes on manufacturers of certain branded prescription drugs and therapeutic biologics, apportioned among these entities according to their market share in certain government healthcare programs (v) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (now 70%) point of-sale discounts off negotiated prices of applicable brand drugs and therapeutic biologics to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs and therapeutic biologics to be covered under Medicare Part D, (vi) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability, (vii) expanded the entities eligible for discounts under the Public Health program (viii) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research, and (ix) established a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

There have been executive, legislative and judicial efforts to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. For example, the Tax Cuts and Jobs Act, among other things, included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In November 2020, the United States Supreme Court held oral arguments on the U.S. Court of Appeals for the Fifth Circuit’s decision that held that the individual mandate is unconstitutional. On February 10, 2021, the Biden administration withdrew the federal government’s support for overturning the ACA. Further, although the Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and will remain open through August 15, 2021. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is uncertain how the United States Supreme court ruling, other such litigation case or how the healthcare measures of the Biden administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted to reduce healthcare expenditures. United States federal government agencies also currently face potentially significant spending reductions, which may further impact healthcare expenditures. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic, unless additional Congressional action is taken. Moreover, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If federal spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA or the National Institutes of Health to continue to function at current levels. Amounts allocated to federal grants and contracts may be reduced or eliminated. These reductions may also impact the ability of relevant agencies to timely review and approve research and development, manufacturing, and marketing activities, which may delay our ability to develop, market and sell any products we may develop.

Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the administration of the former president of the United States used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the administration of the former president of the United States announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA also released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada. The current and former presidential administrations both issued executive orders intended to favor government procurement from domestic manufacturers. In addition, the Trump administration issued an executive order specifically aimed at the procurement of pharmaceutical products, which instructed the federal government to develop a list of “essential” medicines and then buy those and other medical supplies that are manufactured, including the manufacture of the API, in the United States. It is unclear whether this executive order or something similar will be implemented by the Biden Administration.

Further, on November 20, 2020, the U.S Department of Health and Human Services finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed by the Biden administration until January 1, 2023. CMS also published an interim final rule that establishes a Most Favored Nation, or MFN, Model for Medicare Part B drug payment. This regulation would substantially change the drug reimbursement landscape as it bases Medicare Part B payment for 50 selected drugs on prices in foreign countries instead of average sales price, or ASP, and establishes a fixed add-on payment in place of the current 6% (4.3% after sequestration) of ASP. The MFN drug payment amount is expected to be lower than the current ASP-based limit because U.S. drug prices are generally the highest in the world. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule, and it faces uncertain prospects for implementation. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that additional state and federal healthcare reform measures will be adopted in the future. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

Coverage and reimbursement

Patients in the United States and elsewhere generally rely on third-party payors to reimburse part or all of the costs associated with their prescription drugs. Accordingly, market acceptance of our drug products is dependent on the extent to which third-party coverage and reimbursement is available from government health administration authorities (including in connection with government healthcare programs, such as Medicare and Medicaid in the United States), private healthcare insurers and other healthcare funding organizations. Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we may obtain regulatory approval. Coverage decisions may not favor new drug products when more established or lower-cost therapeutic alternatives are already available. Patients are unlikely to use our products unless reimbursement is adequate to cover all or a significant portion of the cost of our drug products.

Coverage and reimbursement policies for drug products can differ significantly from payor to payor as there is no uniform policy of coverage and reimbursement for drug products among third-party payors in the United States. There may be significant delays in obtaining coverage and reimbursement as the process of determining coverage and reimbursement is often time-consuming and costly which will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage or adequate reimbursement will be obtained. It is difficult to predict at this time what government authorities and third-party payors will decide with respect to coverage and reimbursement for our drug products. Additionally, we may develop, either by ourselves or with collaborators, companion diagnostic tests for our product candidates for certain indications. We, or our collaborators, if any, will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our product candidates, once approved.

The market for our product candidates will depend significantly on access to third-party payors’ drug formularies or lists of medications for which third-party payors provide coverage and reimbursement. Competition to be included in such formularies often leads to downward pricing pressures. In particular, third- party payors may refuse to include a particular reference listed drug in their formularies or otherwise restrict patient access to a reference listed drug when a less costly generic equivalent or other alternative is available.

The U.S. government, state legislatures and foreign governmental entities have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and coverage and requirements for substitution of generic products for branded prescription drugs. Adoption of government controls and measures and tightening of restrictive policies in jurisdictions with existing controls and measures, could exclude or limit our drugs products from coverage and limit payments for pharmaceuticals.

In addition, we expect that the increased emphasis on managed care and cost containment measures in the United States by third-party payors and government authorities to continue and will place pressure on pharmaceutical pricing and coverage. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more drug products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Employees and human capital resources

As of March 31, 2021, we had 20 full-time employees. Of these employees, 10 held Ph.D., Pharm.D. or M.D. degrees, and 12 were engaged in research, development and technical operations. From time to time, we also retain independent contractors to support our organization. All of our employees are based at our headquarters in South San Francisco, California. None of our employees are represented by a labor union or covered by collective bargaining agreements, and we believe our relationship with our employees is good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purpose of our incentive share plan is to attract, retain and motivate selected employees, consultants and directors through the granting of incentive share-based compensation awards and cash-based performance bonus awards.

Facilities

Our principal executive office is located in South San Francisco, California, where we lease a total of 4,759 square feet of office space. The lease is expected to expire in February 2023, subject to our option to extend the lease by three additional years. We believe these facilities are sufficient to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

Legal proceedings

From time to time, we may be involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of management, would have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, and other factors.

Management

Executive officers and directors

The following table and discussion sets forth the name, age as of March 15, 2021, and position of the individuals who currently serve as directors and executive officers of Day One LLC and will begin to serve as the directors and executive officers of Day One Biopharmaceuticals, Inc. upon our conversion from a Delaware limited liability company to a Delaware corporation in connection with this offering.

Name	Age	Position

Executive officers and employee directors:

Jeremy Bender, Ph.D., M.B.A.	49	Chief Executive Officer, President and Director

Charles York II, M.B.A.	44	Chief Operating Officer, Chief Financial Officer and Secretary

Samuel Blackman, M.D., Ph.D.	52	Chief Medical Officer and Co-Founder

Non-employee directors:

Julie Grant, M.Phil., M.B.A.	38	Chair of the Board, Director and Co-Founder

Dan Becker, M.D., Ph.D.(1)(2)	45	Director

Derek DiRocco, Ph.D.(4)	40	Director

Michael Gladstone(2)(3)	34	Director

Natalie Holles(1)(3)	48	Lead Independent Director

John Josey, Ph.D., M.B.A.(1)(3)	60	Director

Saira Ramasastry, M.S., M.Phil.(2)	45	Director

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Nominating and Governance Committee.

(4)	Dr. DiRocco has notified us that he will resign from our board of directors effective immediately prior to the Conversion and the effectiveness of the registration statement of which this prospectus forms a part.

Executive officers and employee directors

Jeremy Bender, Ph.D., M.B.A. has served as our Chief Executive Officer, President and a member of our board of directors since September 2020. Prior to joining Day One, Dr. Bender was Vice President of Corporate Development at Gilead Sciences, a pharmaceutical company, from March 2018 to September 2020. Prior to that, he was Chief Operating Officer of Tizona Therapeutics from July 2015 to March 2018 and Chief Business Officer of Sutro Biopharma, a biotechnology company specializing in cancer and autoimmune therapeutics, from October 2012 to July 2015. Prior to joining Sutro Biopharma, he was Vice President of Corporate Development at Allos Therapeutics, a biotechnology company focused on cancer treatments, from January 2006 to September 2012. Dr. Bender began his career in the life sciences practice at Boston Consulting Group, a management consulting company. Dr. Bender also sits on the board of Mereo BioPharma as an independent board member. Dr. Bender holds a B.S. in Biological Sciences from Stanford University, a Ph.D. in Microbiology and Immunology from the University of Colorado, and an M.B.A. from the MIT Sloan School of Management. We believe that Dr. Bender’s experience as our Chief Executive Officer and President and history of leadership in the biopharmaceutical field qualifies him to serve on our board of directors.

Charles York II, M.B.A., has served as our Chief Operating Officer and Chief Financial Officer since February 2021. Immediately prior to joining Day One, Mr. York served as Chief Financial Officer and Vice President of Aeglea Biotherapeutics, Inc., a biotechnology company specializing in rare metabolic disease , where he led the investor relations, corporate development, communications, financial planning, accounting, human resources and information technology since September 2015, after joining Aeglea as Vice President, Finance, in July 2014. Prior to joining Aeglea, Mr. York held financial management roles in the life science, pharmaceutical and technology industries and began his career at PricewaterhouseCoopers LLP. Mr. York is a CPA in the state of Arizona and received a B.S. in Accounting from the University of Connecticut and an MBA from the McCombs School of Business at the University of Texas at Austin.

Samuel Blackman, M.D., Ph.D. is our co-founder and has served as our Chief Medical Officer since November 2018. Prior to co-founding Day One, Dr. Blackman was Head of Clinical Development at Mavupharma, a drug discovery company focused on leveraging the immune system to treat cancer and infectious diseases, from September 2018 to July 2019. Prior to Mavupharma, he was Head of Clinical Development at Silverback Therapeutics, a biotechnology company developing tissue-targeted therapeutics, from August 2016 to September 2018. Prior to Silverback, Dr. Blackman was a senior medical director at Juno Therapeutics, a biotechnology company focused on cancer treatments from June 2014 to August 2016, and before that he held roles of increasing responsibility at Seattle Genetics, Merck and GlaxoSmithKline. Dr. Blackman is a graduate of the pediatric hematology/oncology fellowship program at the Dana Farber Cancer Institute and Children’s Hospital Boston, and the pediatric residency program at Cincinnati Children’s Hospital Medical Center. Dr. Blackman received his B.A. in Philosophy, his M.D. and Ph.D. in Pharmacology from the University of Illinois at Chicago.

Non-employee directors

Julie Grant, M.Phil., M.B.A. is our co-founder and our former Chief Executive Officer from November 2018 to September 1, 2020, and has served as a member of our board of directors since November 2018. Ms. Grant is currently a General Partner at Canaan and joined the partnership in July 2013. Prior to Canaan, Ms. Grant served in a variety of development and commercial roles at Genentech, a pharmaceutical company. Ms. Grant also sits on various private life sciences company boards. Ms. Grant received an M.B.A. from the Stanford Graduate School of Business, an MPhil in BioScience Enterprise from Cambridge University, and a B.S. in Molecular Biophysics and Biochemistry from Yale University. We believe Ms. Grant is qualified to serve on our board of directors because of her broad experience in finance and diverse expertise from across the entire medical spectrum.

Dan Becker M.D., Ph.D. has served as a member of our board of directors since December 2019. He is a Partner at Access Biotechnology, the biopharmaceutical investing arm of Access Industries, a privately held US-based industrial group, since August 2019. Prior to joining Access, Dr. Becker was a Principal at New Leaf Venture Partners, a venture capital firm, from January 2015 to May 2019, and a Principal in the Health Care practice at the Boston Consulting Group, from August 2009 to January 2015. Dr. Becker trained clinically in internal medicine and nephrology at Brigham and Women’s Hospital and Massachusetts General Hospital, and was a Research Fellow at Harvard Medical School. He obtained both his M.D. and Ph.D. (Cellular and Molecular Biology) degrees from the University of Michigan, and received his B.S. in Physiology from the University of Illinois at Urbana-Champaign. We believe Dr. Becker is qualified to serve on our board of directors because of his medical training and expertise in early stage biotech companies.

Derek DiRocco, Ph.D. has served as a member of our board of directors since February 2021. He is currently a principal at RA Capital Management, a venture capital firm, and was previously an analyst from June 2015 to December 2017 and an associate from July 2013 to June 2015. Dr. DiRocco serves on the board of directors of two public pharmaceutical companies, iTeos Therapeutics, Inc. and 89bio, Inc. He also sits on the boards of various private life sciences companies. Dr. DiRocco holds a B.A. in Biology from Holy Cross College and a Ph.D. in Pharmacology from the University of Washington. We believe that Dr. DiRocco is qualified to serve on our board of directors because of his experience as an investor in biotechnology companies and role in early-stage companies. Dr. DiRocco has notified us that he will resign from our board of directors effective immediately prior to Conversion and the effectiveness of the registration statement of which this prospectus forms a part.

Michael Gladstone has served as a member of our board of directors since December 2019. He has served as a Partner at Atlas Venture, a venture capital firm, since June 2020, and he previously served as a principal from May 2015 to June 2020. Prior to joining Atlas in 2012, Mr. Gladstone worked at L.E.K. Consulting, a management consulting firm, and previously, he conducted HIV vaccine research in the Viral Pathogenesis department of Beth Israel Deaconess Medical Center. Michael serves as an advisor to several organizations, including as member of the Corporate Advisory Committee for National Tay Sachs and Allied Diseases, a national organization focused on funding research, promoting awareness, and supporting families affected by Tay-Sachs and related genetic diseases. Mr. Gladstone holds an A.B. in Biochemical Sciences from Harvard University. We believe Mr. Gladstone is qualified to serve on our board of directors because of his extensive experience in the field of biotechnology.

Natalie Holles has served as a member of our board of directors since February 2021. She served as President and Chief Executive Officer at Audentes Therapeutics, Inc., a biotechnology company focused on genetic medicines, from January 2020 through March 2021, and prior to that served as their President and Chief Operating Officer beginning in May 2018 and Senior Vice President, Chief Operating Officer beginning in August 2015. Previously, Ms. Holles served as Senior Vice President, Corporate Development at Hyperion Therapeutics, Inc., a rare disease pharmaceutical company, from June 2013 through its acquisition by Horizon Pharma, plc in May 2015. From August 2012 until June 2013, Ms. Holles served as the Executive Vice President, Corporate Development at Immune Design, Inc., an immunotherapy company, and from December 2010 to June 2013, Ms. Holles served as an independent life sciences corporate development consultant. Earlier in her career, Ms. Holles served as the Vice President, Business Development at KAI Pharmaceuticals, Inc., which was acquired by Amgen in 2012, and previously held corporate development and commercial roles at InterMune, Inc. and Genentech, Inc. Ms. Holles holds a B.A. in Human Biology from Stanford University and an M.A. in Molecular, Cellular and Developmental Biology from the University of Colorado, Boulder, where she was a Howard Hughes Medical Institute Predoctoral Fellow. We believe Ms. Holles is qualified to serve on our board of directors because of her operational and business development experience.

John Josey, Ph.D., M.B.A., has served as a member of our board of directors since September 2020. He previously served as President and Chief Executive Officer of Peloton Therapeutics, Inc., from August 2013 to July 2019, and prior to that was its President and Chief Scientific Officer. Previously, Dr. Josey was Vice President of Discovery Chemistry from 2004 to 2011, Senior Director of Lead Generation from 2000 to 2004 and Senior Director of High-Speed Synthesis from 1998 to 2000 at Array BioPharma Inc., a biotechnology company. Prior to joining Array, Dr. Josey was employed by Amgen Inc., a biopharmaceutical company, from 1995 to 1998 in the New Leads/Combinatoral Chemistry Group of Amgen Inc.’s small molecule drug discovery program. From 1991 until 1995, Dr. Josey was employed in the Medicinal Chemistry Department of Glaxo Research Institute. He has served as an adjunct faculty member of the Department of Biochemistry at University of Texas Southwestern Medical Center since June 2018. Dr. Josey received a B.S. in Chemistry from Colorado State University, an M.B.A. from the University of Colorado and a Ph.D. in Organic Chemistry from the University of Texas at Austin. He was also a Damon Runyon-Walter Winchell postdoctoral fellow at the California Institute of Technology. We believe Dr. Josey is qualified to serve on our board of directors because of his operational perspective and his broad experience within the biotechnology industry, particularly in the area of drug discovery and development.

Saira Ramasastry, M.S., M.Phil., has served as a member of our Board of Directors since March 2021. Ms. Ramasastry is the Managing Partner of Life Sciences Advisory, LLC, since April 2009, a company that she founded to provide strategic advice, business development solutions and innovative financing strategies for the life sciences industry. Ms. Ramasastry also serves on the Industry Advisory Board of the Michael J. Fox Foundation for Parkinson’s Research, and as business and sustainability lead for the European Prevention of Alzheimer’s Dementia consortium. From August 1999 to March 2009, Ms. Ramasastry was an investment banker with Merrill Lynch & Co., Inc. where she helped establish the biotechnology practice and was responsible for origination of mergers and acquisitions, strategic and capital markets transactions. Prior to joining Merrill Lynch she served as a financial analyst in the mergers and acquisitions group at Wasserstein Perella & Co., an investment banking firm, from July 1997 to September 1998. Ms. Ramasastry has served on the boards of directors of Therapeutics Inc., since June 2012, Vir Biotechnology, Inc., since September 2019, Glenmark Pharmaceuticals, Ltd., since April 2019, and Akounos, Inc. since June 2020. Ms. Ramasastry previously served on the boards of directors of Cassava Sciences, Inc., from February 2013 to June 2020, Repros Therapeutics Inc. from March 2013 until it was acquired by Allergan plc in January 2018 and Innovate Biopharmaceuticals, Inc. from June 2018 until it was acquired by RDD Pharma Ltd. in April 2020. Ms. Ramasastry received her B.A. in Economics with honors and distinction and an M.S. in Management Science and Engineering from Stanford University, as well as an M.Phil. in Management Studies from the University of Cambridge where she is a guest lecturer for the Bioscience Enterprise Programme. Ms. Ramasastry is also a Health Innovator Fellow of the Aspen Institute and a member of the Aspen Global Leadership Network. We believe Ms. Ramasastry is qualified to serve on our board of directors because of her extensive experience within the biotechnology industry and her operational and business development experience.

Family relationships

There are no family relationships among any of our executive officers or directors.

Election of officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board composition

Our board of directors currently consists of eight members, each of whom, other than Dr. DiRocco, will be members pursuant to the board composition provisions of our restated certificate of incorporation that will become effective upon the closing of this offering. Our board of directors will consist of seven members following the effectiveness of the resignation of Dr. DiRocco. Pursuant to our current LLC Agreement, Jeremy Bender, Daniel Becker, Michael Gladstone, Julie Grant, Natalie Holles, John Josey and Saira Ramasastry have been designated to serve as members of our board of directors. Dr. DiRocco currently serves as a member of our board of directors, but will not serve as a member of the board of directors of Day One Biopharmaceuticals, Inc. following the Conversion. Dr. DiRocco was designated by RA Capital Healthcare Fund, L.P. and RA Capital NEXUS Fund II, L.P. Ms. Grant was designated by Canaan XI L.P. Mr. Gladstone was designated by Atlas Venture Fund XI, L.P. Dr. Becker was designated by AI Day1 LLC. Dr. Bender was designated pursuant to his role as the chief executive officer of Day One LLC. Drs. Josey and Ramasastry and Ms. Holles were designated by a majority of the other managers of Day One LLC. Five of our continuing directors are independent within the meaning of the independent director guidelines of the Nasdaq Global Select Market, or Nasdaq.

Classified board of directors

Upon the completion of this offering and the effectiveness of our restated certificate of incorporation and restated bylaws, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be subject to re-election for a three-year term. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Michael Gladstone and Natalie Holles and their terms will expire at the first annual meeting of stockholders held following the completion of the offering;

•	the Class II directors will be Julie Grant and John Josey and their terms will expire at the second annual meeting of stockholders held following the completion of the offering; and

•	the Class III directors will be Jeremy Bender, Dan Becker and Saira Ramasastry and their terms will expire at the third annual meeting of stockholders held following the completion of the offering.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our restated certificate of incorporation and restated bylaws that will be in effect upon the completion of this offering authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of capital stock—Anti-takeover provisions—Restated certificate of incorporation and Restated Bylaw Provisions.”

Director independence

In connection with this offering, we have been approved to list our common stock approved for listing on Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period following the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering. Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that all of our directors, except for Jeremy Bender and Julie Grant, are “independent directors” as defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain relationships and related party transactions.”

Lead Independent Director

Julie Grant serves as our Chair of our board of directors. As described above, our board has determined that Ms. Grant is not “independent” as defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of Nasdaq.

Our corporate governance guidelines provide that one of our independent directors may serve as the lead independent director at any time that Ms. Grant or anyone else who is not an independent director is serving as the chair of the board of directors. Our board of directors appointed Natalie Holles, effective upon the completion of this offering, to serve as our lead independent director. As lead independent director, Ms. Holles will preside over periodic meetings of our independent directors and coordinate certain activities of the independent directors.

Committees of the board of directors

Our board of directors will establish prior to the completion of this offering an audit committee, a compensation committee and a nominating and governance committee, each of which will have the composition and responsibilities described below as of the completion of this offering. Each of the below committees will have a written charter approved by our board of directors. Upon completion of this offering, copies of each charter will be posted on the investor relations section of our website. Members serve on these committees will serve until their resignation or until otherwise determined by our board of directors.

Audit committee

Upon the completion of this offering and the effectiveness of our restated certificate of incorporation, our audit committee will be comprised of Dan Becker, Michael Gladstone and Saira Ramasastry, with Ms. Ramasastry as the chairperson of our audit committee. Our board of directors has determined that the composition of our audit committee meets the requirements for independence under the current Nasdaq and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Ms. Ramasastry is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended. This designation does not impose on her any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting and hiring our independent registered public accounting firm;

•	the qualifications, independence and performance of our independent auditors;

•	the preparation of the audit committee report to be included in our annual proxy statement;

•	our compliance with legal and regulatory requirements;

•	our accounting and financial reporting processes, including our financial statement audits and the integrity of our consolidated financial statements; and

•	reviewing and approving related-person transactions.

Compensation committee

Upon the completion of this offering and the effectiveness of our restated certificate of incorporation, our compensation committee will be comprised of Dan Becker, John Josey and Natalie Holles, with Ms. Holles as the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Our compensation committee is responsible for, among other things:

•	evaluating, recommending, approving and reviewing executive officer compensation arrangements, plans, policies and programs;

•	evaluating and recommending non-employee director compensation arrangements for determination by our board of directors;

•	administering our cash-based and equity-based compensation plans; and

•	overseeing our compliance with regulatory requirements associated with the compensation of directors, officers and employees.

Nominating and governance committee

Upon the completion of this offering and the effectiveness of our restated certificate of incorporation, our nominating and governance committee will be comprised of Michael Gladstone, John Josey and Natalie Holles, with Dr. Josey as the chair of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee meets the requirements for independence under the current Nasdaq listing standards. Our nominating and governance committee is responsible for, among other things:

•	identifying, considering and recommending candidates for membership on our board of directors;
•	overseeing the process of evaluating the performance of our board of directors; and
•	advising our board of directors on other corporate governance matters.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the year ended December 31, 2020. Prior to establishing the compensation committee, our full board of directors made decisions relating to the compensation of our officers.

Code of business conduct and ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer and other executive and senior officers. The full text of our code of business conduct and ethics will be posted on the investor relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in public filings to the extent required by the applicable rules.

Non-employee director compensation

Ms. Grant and Dr. Bender did not receive any compensation for their services as directors during the year ended December 31, 2020, while also serving as our former Chief Executive Officer and our current Chief Executive Officer, respectively. Please see the section titled “Summary compensation table” for a summary of payments made to each of Ms. Grant and Dr. Bender during their respective roles as our Chief Executive Officer. Other than as described below, none of our non-employee directors received any fees or reimbursement of any expenses (other than customary expenses in connection with the attendance of meetings of our board of directors) or any equity or non-equity awards in the year ended December 31, 2020.

2020 non-employee director compensation table

The following table presents the total compensation earned by each of our non-employee directors in the year ended December 31, 2020.

Name	Fees earned or paid in cash (1)	Incentive share awards (2)	All other compensation	Total
Daniel Becker, M.D., Ph.D.	—	—	—	—
Derek DiRocco, Ph.D.(3)	—	—	—	—
Michael Gladstone	—	—	—	—
Natalie Holles(3)	—	—	—	—
Saira Ramasastry, M.S., M.Phil.(3)	—	—	—	—
John A. Josey, Ph.D.	$7,277	$111,095	—	$118,372

(1)	The amounts reported in this column represent fees earned for service on our board of directors.

(2)	The amounts reported in the “Incentive Shares” column reflect the aggregate fair value of incentive shares awarded during the year computed in accordance with the provisions of FASB ASC Topic 718. See Note 12 to our consolidated financial statements included elsewhere in this prospectus regarding assumptions underlying the valuation of equity awards.

(3)	Derek DiRocco, Natalie Holles and Saira Ramasastry were not on our board during the year ended December 31, 2020.

(4)

As of December 31, 2020, John A. Josey, Ph.D. held an aggregate of 66,399 incentive shares, 1/48th of which vest monthly commencing on the vesting commencement date of September 16, 2020. None of our other non-employee directors held incentive shares as of December 31, 2020.

Non-employee director compensation policy

In connection with this offering, we have adopted a non-employee director compensation policy that will become effective as of the completion of this offering that is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors.

Additionally, in February 2021, our board of directors approved a grant of 95,092 incentive shares to Ms. Holles pursuant to our Incentive Share Plan and subject to the terms and conditions set forth in her award agreements under the Incentive Share Plan. In March 2021, our board of directors approved a grant of 95,092 incentive shares to Ms. Ramasastry pursuant to our Incentive Share Plan and subject to the terms and conditions set forth in her award agreements under the Incentive Share Plan.

Cash compensation

Under the non-employee director compensation policy, following the completion of this offering, cash compensation payable to each non-employee director shall consist of the following annual fees, which shall be paid quarterly in arrears and shall be pro-rated for partial quarters served, including for the initial quarter following the completion of this offering:

•	General board service fee: $40,000

•	Non-executive chairman fee (in addition to the general board service fee and in lieu of lead independent director service fee): $30,000

•	Lead independent director service fee (in addition to the general board service Fee and in lieu of the non-executive chairman fee): $15,000

•	Committee chair service fee (in addition to the general board service fee and in lieu of the non-chair committee member service fee):

○	Audit Committee chair: $15,000

○	Compensation Committee chair: $10,000

○	Nominating and Governance Committee chair: $8,000

•	Non-chair committee member service fee (in addition to the general board service fee and in lieu of the committee chair service fee):

○	Audit Committee member: $7,500

○	Compensation Committee member: $5,000

○	Nominating and Governance Committee member: $4,000

Equity compensation

Initial public offering option grant

In connection with this offering, our board of directors approved the grant of an option to purchase 63,000 shares of our common stock to be made to each of our non-employee directors upon the effectiveness of this registration statement, referred to as the Initial IPO Grant. Each option will have an exercise price per share equal to the per share price to the public set forth on the cover to this prospectus. This initial award shall vest as to 1/36th of the total shares on each monthly anniversary of the initial award grant date, in each case, subject to the non-employee director’s continued service on each applicable vesting date.

This initial award shall accelerate in full upon the consummation of a “corporate transaction” (as defined in the 2021 Equity Incentive Plan), subject to the applicable non-employee director’s continued service as-of immediately prior to such corporate transaction.

Initial appointment option grant

In addition, each non-employee director who is elected or appointed to our board of directors after completion of this offering will be automatically granted options under the 2021 Equity Incentive Plan with an aggregate value of up to $645,000 (unless otherwise determined by our board of directors).

This initial award shall vest as to 1/36th of the total shares on each monthly anniversary of the initial award grant date, in each case, subject to the non-employee director’s continued service on each applicable vesting date.

This initial award shall accelerate in full upon the consummation of a “corporate transaction” (as defined in the 2021 Equity Incentive Plan), subject to the applicable non-employee director’s continued service as-of immediately prior to such corporate transaction.

Annual option grant

Under the non-employee director compensation policy, on the date of each annual meeting of our stockholders (commencing with the first annual meeting following the completion of this public offering), each non-employee director serving on our board of directors prior to the annual meeting, and who will continue to serve on our board of directors following the annual meeting, will receive a grant of options under the 2021 Equity Incentive Plan with an aggregate value of up to $322,000. If a non-employee director joins our board of directors between the annual stockholder meetings, he or she will receive a pro-rated annual award based on the number of months of expected service prior to the subsequent annual stockholder meeting.

This annual award shall vest as to 1/12th of the total shares on each monthly anniversary of the grant date, in each case, subject to the non-employee director’s continued service on each applicable vesting date.

This annual award shall accelerate in full upon the consummation of a “corporate transaction” (as defined in the 2021 Equity Incentive Plan), subject to the applicable non-employee director’s continued service as-of immediately prior to such corporate transaction.

Executive compensation

The following tables and accompanying narrative disclosure set forth information about the compensation earned by our named executive officers during the year ended December 31, 2020. Julie Grant served as our principal executive officer for part of the year, and as of December 31, 2020, our only employees serving as executive officers as of December 31, 2020, were:

•	Jeremy Bender, Chief Executive Officer and President; and
•	Samuel Blackman, Chief Medical Officer and Co-Founder.

Summary compensation table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to and earned by our named executive officers during the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)		Equity awards(1) ($)	Non-Equity incentive plan compensation(2) ($)	Total ($)
Jeremy Bender(3) Chief Executive Officer and President	2020	141,667		2,555,158	56,356	2,753,181
Samuel Blackman Chief Medical Officer and Co-Founder	2020	367,000		—	110,100	477,100
Julie Grant Former Chief Executive Officer and Co-Founder	2020	47,197	(4)	—	—	47,197

(1)	The amounts reported in the Equity Awards column represents the aggregate grant date fair value of incentive shares granted under our Incentive Share Plan to the named executive officers during the year ended December 31, 2020 as computed in accordance with FASB ASC Topic 718, or ASC 718. The assumptions used in calculating the grant date fair value of the awards reported in the Equity Awards columns are set forth in Note 12 to our audited consolidated financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the aggregate accounting cost for these awards, and do not necessarily correspond to the actual economic value that may be received by the named executive officer from the awards.

(2)	For additional information regarding the non-equity incentive plan compensation, see the subsection titled “—Non-Equity Incentive Plan Awards.”

(3)	Dr. Bender is also a member of our board of directors but does not receive any additional compensation in his capacity as a director.

(4)	This amount reflects the compensation that Ms. Grant received for her service as our Chief Executive Officer prior to her resignation in September 2020.

Outstanding equity awards at 2020 fiscal year-end table

The following table provides information regarding outstanding equity awards stock held by our named executive officers as of December 31, 2020. The figures set forth below do not give effect to the Conversion. All of these incentive shares will be converted into shares of common stock upon the Conversion; see the subsection titled “—Effects of conversion” below for information on the conversion of these incentive shares to shares of common stock.

	Incentive share awards
Name	Grant date(1)	Number of incentive shares that have not vested (#)	Market value of incentive shares that have not vested(2) ($)
Jeremy Bender	10/6/2020	1,527,183	22,500,496

(1)	All outstanding equity awards were granted under our Incentive Share Plan.

(2)	The market value of the unvested incentive share awards is based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range per share set forth on the cover page of this prospectus, and a participation threshold of $0.27 per incentive share.

Effects of conversion

Upon the Conversion, all outstanding incentive shares of Day One LLC will convert into shares of common stock. In accordance with the plan of conversion, each outstanding incentive share will convert into a number of shares of common stock based upon a conversion price to be determined by our board immediately prior to the Conversion. To the extent an incentive share award is subject to vesting, the common stock issued upon conversion will continue to be subject to the same vesting schedule. The table below shows the number of unrestricted and restricted shares of common stock that will be issued upon Conversion for the incentive shares held by each named executive officer.

Name	Total incentive shares held as of December 31, 2020	Number of shares of common stock to be issued upon conversion(1)	Number of shares of restricted common stock to be issued upon conversion(1)
Jeremy Bender	1,527,183	—	1,500,033

(1)	Common stock issued upon conversion of incentive shares is based on an assumed fair value of $15.00 per common share, which is the midpoint of the price range per share set forth on the cover page of this prospectus. See the section titled “Conversion” for additional information on the Conversion.

Non-equity incentive plan awards

Annual bonuses for our executive officers are based on the achievement of corporate performance objectives, as determined by our board of directors. For the 2020 bonuses, the corporate performance objectives included advancing DAY101 as the standard of care for pLGG and expanding our pipeline. The target annual bonuses for Dr. Bender and Dr. Blackman were equal to 40% and 30%, respectively, of their respective annual base salaries. In January 2021, based on the achievement of corporate performance objectives, our board of directors determined to award bonuses for 2020 equal to 100% of each of Dr. Bender and Dr. Blackman’s target bonuses, as set forth in the table above. Dr. Bender’s bonus was pro-rated to reflect his partial year of service as our Chief Executive Officer.

Change in control and severance arrangements with our named executive officers

Each of our current named executive officers is employed at-will and their compensation is reviewed periodically and subject to the discretion of our board of directors.

In connection with this offering, we expect to enter into arrangements with our executive officers, including our CEO and our other named executive officers, that provide for payments and benefits upon a termination of employment or upon a termination of employment with us in connection with a change of control. It is anticipated that these arrangements, when executed, would expressly supersede all existing severance or acceleration entitlements, including the arrangements under the existing offer letter entered into with Dr. Bender on May 19, 2020.

Pursuant to Dr. Bender’s offer letter with us dated May 19, 2020, he is entitled to the following benefits upon a termination without ‘cause’ or a resignation for ‘good reason’ (each, as defined in his offer letter): (i) 12 months’ salary continuation, (ii) a payment equity to his target bonus amount for the year of such termination, (iii) 12 months’ COBRA continuation coverage, and (iv) 12 months’ vesting acceleration of his unvested incentive shares (or any shares of our common stock issued upon conversion thereof). If such termination is within 12 months following a ‘specified change in control’ (as defined in Dr. Bender’s offer letter), then the equity vesting acceleration described above shall be increased to full vesting acceleration. If such termination is within 12 months following a sale of DOT Therapeutics - 1, Inc. (other than a specified change in control), then Dr. Bender will have the right to receive certain distributions or dividends payable solely in connection with such sale (if any) with respect of his unvested incentive units (or any shares of our common stock issued upon conversion thereof). All such benefits and payments are subject to Dr. Bender’s timely execution and non-revocation of a release of claims. The new change in control and severance arrangements described below are expected to supersede and replace all of the benefits described in this paragraph in their entirety.

Under the proposed change in control and severance arrangements, in the event that Dr. Bender is terminated without “cause” or he resigns for “good reason” outside of the period of three months before or 12 months after a “change of control”, he will be entitled to (i) an amount equal to 12 months of his base salary at the rate in effect immediately prior to such termination, payable in a cash lump-sum, (ii) to the extent Dr. Bender timely elects to receive continued coverage under our group-healthcare plans, we will continue to pay the full amount of his premium payments for such continued coverage for a period ending on the earlier of (x) 12 months following the termination date and (y) the date that he becomes eligible for coverage under another employer’s plans, and (iii) vesting acceleration of his equity awards (including any unvested shares issued upon conversion of any profits interests and excluding any performance-based equity awards) in an amount equal to an additional 12 months of vesting credit. Notwithstanding the foregoing, all such benefits shall be limited to an amount that is not greater than the period of the applicable executive officer’s service to us (e.g., an executive officer who has only been in service to us for two months shall only receive two months of severance, COBRA, and vesting acceleration). Further, in the event that such termination of employment is without “cause” or is due to a resignation for “good reason,” that occurs within three months before or 12 months following a “change of control” of the company, then (i) the amount payable as severance shall be increased to 24 months of Dr. Bender’s base salary at the rate in effect immediately prior to such termination plus 200% of his then-current annual target bonus opportunity, payable in a cash lump-sum, (ii) the period of continued benefit coverage shall be increased to a period of 24 months following the termination date (or, if earlier, until the date that he becomes eligible for coverage under another employer’s plans), and (iii) the vesting acceleration of all equity awards shall be increased to 100% vesting acceleration of each of his then-outstanding equity awards (provided that performance-based awards shall accelerate at the greater of target levels or actual achievement). All such payments and benefits (whether with or apart from a change of control) will be subject to Dr. Bender’s execution of a general release of claims against us.

Under those proposed change in control and severance arrangements, in the event that Dr. Blackman is terminated without “cause” or he resigns for “good reason” outside of the period of three months before or 12 months after a “change of control”, he will be entitled to (i) an amount equal to nine months of his base salary at the rate in effect immediately prior to such termination, payable in a cash lump-sum, (ii) to the extent Dr. Blackman timely elects to receive continued coverage under our group-healthcare plans, we will continue to pay the full amount of his premium payments for such continued coverage for a period ending on the earlier of (x) nine months following the termination date and (y) the date that he becomes eligible for coverage under another employer’s plans, and (iii) vesting acceleration of his equity awards (including any unvested shares issued upon conversion of any profits interests and excluding any performance-based equity awards) in an amount equal to an additional nine months of vesting credit. Notwithstanding the foregoing, all such benefits shall be limited to an amount that is not greater than the period of the applicable executive officer’s service to us (e.g., an executive officer who has only been in service to us for two months shall only receive two months of severance, COBRA, and vesting acceleration). Further, in the event that such termination of employment is without “cause” or is due to a resignation for “good reason,” that occurs within three months before or 12 months following a “change of control” of the company, then (i) the amount payable as severance shall be increased to 18 months of Dr. Blackman’s base salary at the rate in effect immediately prior to such termination plus 150% of his then-current annual target bonus opportunity, payable in a cash lump-sum, (ii) the period of continued benefit coverage shall be increased to a period of 18 months following the termination date (or, if earlier, until the date that he becomes eligible for coverage under another employer’s plans), and (iii) the vesting acceleration of all equity awards shall be increased to 100% vesting acceleration of each of his then-outstanding equity awards (provided that performance-based awards shall accelerate at the greater of target levels or actual achievement). All such payments and benefits (whether with or apart from a change of control) will be subject to Dr. Blackman’s execution of a general release of claims against us.

Equity plans

We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain, and motivate our employees, consultants, and directors by aligning their financial interests with those of our stockholders. The principal features of our equity plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

Prior to the Conversion, we have granted incentive shares to eligible service recipients in accordance with the terms of the limited liability company agreement of Day One LLC and the Incentive Share Plan. Following the Conversion and the effectiveness of the 2021 Equity Incentive Plan, or the 2021 Plan, we expect to grant awards to eligible participants from time to time under the 2021 Plan.

Incentive share plan

Our Incentive Share Plan was adopted by our board of directors in November 2018 and by our members thereafter in November 2018. The Incentive Share Plan provides for the grant of incentive shares pursuant to the terms of our LLC Agreement. Incentive shares may be granted to our employees, directors, advisors, and consultants. Incentive shares are governed by the LLC agreement and the Incentive Share Plan, and are intended to qualify as “profits interests” within the meaning of I.R.S. Revenue Procedure 93-27 as clarified by I.R.S. Revenue Procedures 2001-43 (provided, however, that any profits interests with a Participation Threshold (as defined below) of zero may be considered capital interests under applicable tax law). Our board of directors determines the number of incentive shares covered by grants, the vesting schedules of incentive share grants and the participation thresholds of incentive shares. The incentive shares represent profits interests in the increase in our value over a participation threshold, or Participation Threshold, as determined at the time of grant. The Participation Threshold is established for tax compliance purposes related to IRS Revenue Procedures 93-27 and 2001-43 where we allocate equity value to our share classes in a hypothetical liquidation transaction as of the date of grant. Our board of directors, in its sole discretion, may provide in any award agreement for the accelerated vesting of outstanding profits interests or capital interests as the case may be.

As of March 31, 2021, 4,986,352 incentive shares were issued and outstanding and an additional 3,937,812 incentive shares were authorized for future issuance under the LLC agreement. Upon the Conversion, the outstanding incentive shares will convert into shares of our common stock with a value equal to the upside of the incentive shares above their applicable Participation Thresholds, which conversion will be based on a conversion price to be determined by our board of directors immediately prior to the Conversion. To the extent an incentive share is subject to vesting, the common stock issued upon conversion will continue to be subject to the same vesting schedule. Upon the consummation of this offering, there will be 5,341,766 shares of common stock (including 781,100 share subject to incentive shares issued after March 31, 2021 net cancellations) outstanding in respect of incentive shares that have converted into common stock based on an assumed fair value of $15.00 per common share, which is the midpoint of the price range per share set forth on the cover page of this prospectus.

2021 Equity Incentive Plan

We intend to adopt our 2021 Equity Incentive Plan, or the 2021 Plan, that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part and will serve as the successor to our Incentive Share Plan. Our 2021 Plan authorizes the award of stock options, restricted stock, or RSAs, stock appreciation rights, or SARs, restricted stock units, or RSUs, cash awards, performance awards and stock bonus awards. We have initially reserved 6,369,000 shares of our common stock, plus the number of shares of common stock issued in respect of incentive shares of Day One LLC that are subject to vesting immediately following the effectiveness of the registration statement of which this prospectus forms a part that expire, terminate or are otherwise surrendered, canceled, forfeited or repurchased by us pursuant to a contractual repurchase right, on the effective date of the 2021 Plan, for issuance pursuant to awards granted under our 2021 Plan. The number of shares reserved for issuance under our 2021 Plan will increase automatically on January 1 of each of 2022 through 2031 by the number of shares equal to the lesser of (i) 5.0% of the aggregate number of outstanding shares of all classes of our common stock, and common stock issuable upon the conversion of preferred stock or the exercise of pre-funded warrants, if any, as of the immediately preceding December 31, or (ii) a number of shares of all classes of our common stock or common stock equivalents as may be determined by our board of directors.

In addition, the following shares will again be available for issuance pursuant to awards granted under our 2021 Plan:

•	shares subject to options or SARs granted under our 2021 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;

•	shares subject to awards granted under our 2021 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2021 Plan that otherwise terminate without such shares being issued;

•	shares subject to awards granted under our 2021 Plan that are surrendered, cancelled or exchanged for cash or a different award (or combination thereof); and

•	shares subject to awards under our 2021 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

Administration.    Our 2021 Plan is expected to be administered by our compensation committee, or by our board of directors acting in place of our compensation committee. Subject to the terms and conditions of the 2021 Plan, the administrator will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2021 Plan as well as to determine the terms of such awards and prescribe, amend and rescind the rules and regulations relating to the plan or any award granted thereunder. The 2021 Plan provides that the administrator may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our board of directors.

Eligibility.    Our 2021 Plan provides for the grant of awards to our employees, directors, consultants, independent contractors and advisors. No non-employee director may receive awards under our 2021 Plan that, when combined with cash compensation received as a non-employee director, exceed $750,000 in a calendar year or $1,000,000 in the calendar year of his or her initial services as a non-employee director with us.

Options.    The 2021 Plan provides for the grant of both incentive stock options intended to qualify under Section 422 of the Code, and non-statutory stock options to purchase shares of our common stock at a stated exercise price. Incentive stock options may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the 2021 Plan must be at least equal to the fair market value of our common stock on the date of grant. Incentive stock options granted to an individual who holds, directly or by attribution, more than 10% of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. Subject to stock splits, dividends, recapitalizations or similar events, no more than 19,107,000 shares may be issued pursuant to the exercise of incentive stock options granted under the 2021 Plan.

Options may vest based on service or achievement of performance conditions. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2021 Plan is ten years from the date of grant, except that the maximum permitted term of incentive stock options granted to an individual who holds, directly or by attribution, more than 10% of the total combined voting power of all classes of our capital stock is five years from the date of grant.

Restricted stock awards.    An RSA is an offer by us to sell shares of our common stock subject to restrictions, which may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an RSA will be determined by the compensation committee. Holders of RSAs, unlike holders of options, will have the right to vote and any dividends or stock distributions paid pursuant to RSAs will be accrued and paid when the restrictions on such shares lapse. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares may be forfeited to or repurchased by us.

Stock appreciation rights.    A SAR provides for a payment, in cash or shares of our common stock (up to a specified maximum of shares, if determined by our compensation committee), to the holder based upon the difference between the fair market value of our common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. The exercise price of a SAR must be at least the fair market value of a share of our common stock on the date of grant. SARs may vest based on service or achievement of performance conditions, and may not have a term that is longer than ten years from the date of grant.

Restricted stock units.    RSUs represent the right to receive shares of our common stock at a specified date in the future, and may be subject to vesting based on service or achievement of performance conditions. Payment of earned RSUs will be made as soon as practicable on a date determined at the time of grant, and may be settled in cash, shares of our common stock or a combination of both. No RSU may have a term that is longer than ten years from the date of grant.

Performance awards.    Performance awards granted to pursuant to the 2021 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our common stock that may be settled in cash, property or by issuance of those shares subject to the satisfaction or achievement of specified performance conditions.

Stock bonus awards.    A stock bonus award provides for payment in the form of cash, shares of our common stock or a combination thereof, based on the fair market value of shares subject such award as determined by our compensation committee. The awards may be granted as consideration for services already rendered, or at the discretion of the compensation committee, may be subject to vesting restrictions based on continued service or performance conditions.

Cash awards.    A cash award is an award that is denominated in, or payable to an eligible participant solely in, cash.

Dividend equivalents rights.    Dividend equivalent rights may be granted at the discretion of the administrator, and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only at such time as the underlying award has become fully vested. Dividend equivalent rights may be settled in cash, shares or other property, or a combination of thereof as determined by the administrator.

Change of control.    Our 2021 Plan provides that, in the event of a “corporate transaction” (as defined in the 2021 Plan), awards granted under the 2021 Plan may (i) be continued by the company, if we are the successor entity; (ii) assumed or substituted by the successor corporation, or a parent or subsidiary of the successor corporation, for substantially equivalent awards (including, but not limited to, an award to acquire the same consideration paid to our stockholders pursuant to the corporate transaction), (iii) accelerated in full or in part as to the exercisability or vesting; or (iv) cancelled for no consideration. If applicable, the number and kind of shares and exercise prices of awards being continued, assumed, or substituted shall be adjusted pursuant to the terms of the 2021 Plan.

The successor corporation may also issue, as replacement of our outstanding shares held by the participant, substantially similar shares, or other property subject to repurchase restrictions no less favorable to the participant. In the event the successor corporation refuses to assume, substitute, or replace any award, then such award will become fully vested and, as applicable, exercisable and any rights of repurchase or forfeiture restrictions thereon will lapse, immediately prior to the consummation of the corporation transaction. Awards with performance-based vesting criteria that are not assumed will be deemed earned and vested based on the greater of actual performance (if determinable) or 100% of target level, unless otherwise indicated pursuant to the terms and conditions of the applicable award agreement.

Adjustment.    In the event of a change in the number of outstanding shares of our common stock without consideration by reason of a stock dividend, extraordinary dividend or distribution, recapitalization, stock split, reverse stock split, subdivision, combination, consolidation reclassification, spin-off or similar change in our capital structure, appropriate proportional adjustments may be made to the number of shares reserved for issuance under our 2021 Plan; the exercise prices, number and class of shares subject to outstanding options or SARs; the number and class of shares subject to other outstanding awards; and any applicable maximum award limits with respect to incentive stock options.

Exchange, repricing and buyout of awards.    The administrator may, with the consent of the respective participants, issue new awards in exchange for the surrender and cancelation of any or all outstanding awards.

The administrator may also, without stockholder approval, reprice or reduce the exercise price of options or SARs or buy an award previously granted with payment in cash, shares or other consideration, in each case, subject to the terms of the 2021 Plan.

Clawback; transferability.    All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our board of directors or required by law during the term of service of the award holder, to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our 2021 Plan may generally not be transferred in any manner prior to vesting other than by will or by the laws of descent and distribution.

Amendment and termination.    Our board of directors may amend our 2021 Plan at any time, subject to stockholder approval as may be required. Our 2021 Plan will terminate ten years from the date our board of directors adopts the plan, unless it is terminated earlier by our board of directors. No termination or amendment of the 2021 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws.

2021 Employee Stock Purchase Plan

We intend to adopt our 2021 Employee Stock Purchase Plan, or ESPP, that will become effective upon the effectiveness of the registration statement of which this prospectus forms a part in order to enable eligible employees to purchase shares of our common stock with accumulated payroll deductions at a discount beginning on a date to be determined by our board of directors or our compensation committee. Our ESPP is intended to qualify under Section 423 of the Code.

Shares available.    We have initially reserved 603,000 shares of our common stock for sale under our ESPP. The aggregate number of shares reserved for sale under our ESPP will increase automatically on January 1st of each of the first ten calendar years after the first offering date by the number of shares equal to the lesser of 1.0% of the total outstanding shares of all classes of our common stock, and common stock issuable upon the conversion of preferred stock or the exercise of pre-funded warrants, if any, as of the immediately preceding December 31 (rounded to the nearest whole share) or a number of shares as may be determined by our board of directors in any particular year. The aggregate number of shares issued over the term of our ESPP, subject to stock-splits, recapitalizations or similar events, may not exceed 12,060,000 shares of our common stock.

Administration.    Our ESPP is expected to be administered by our compensation committee, or by our board of directors acting in place of our compensation committee. Among other things, the administrator will have the authority to determine eligibility for participation in the ESPP, designate separate offerings under the plan, and construe, interpret and apply the terms of the plan.

Eligibility.    Employees eligible to participate in any offering pursuant to the ESPP generally include any employee that is employed by us or certain of our designated subsidiaries at the beginning of the offering period. However, our compensation committee may determine that employees who are customarily employed for 20 hours or less per week or for five months or less in a calendar year may not be eligible to participate in the ESPP. In addition, any employee who owns (or is deemed to own as a result of attribution) 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who will own such amount as a result of participation in the ESPP, will not be eligible to participate in the ESPP. The compensation committee may impose additional restrictions on eligibility from time to time.

Offerings.    Under our ESPP, eligible employees will be offered the option to purchase shares of our common stock at a discount over a series of offering periods. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months.

Participation.    Participating employees will be able to purchase the offered shares of our common stock by accumulating funds through payroll deductions. Participants may select a rate of payroll deduction between 1% and 15% of their compensation. However, a participant may not purchase more than 2,500 shares during any one purchase period, and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined as of the date the offering period commences) in any calendar year in which the offering is in effect. The administrator, in its discretion, may set a lower maximum amount of shares which may be purchased.

The purchase price for shares of our common stock purchased under the ESPP will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period or (ii) the last trading day of each purchase period in the applicable offering period.

Once an employee becomes a participant in an offering period, the participant will be automatically enrolled in each subsequent offering period at the same contribution level. A participant may reduce his or her contribution in accordance with procedures set forth by the compensation committee and may withdraw from participation in the ESPP at any time prior the end of an offering period, or such other time as may be specified by the compensation committee. Upon withdrawal, the accumulated payroll deductions will be returned to the participant without interest.

Adjustments upon recapitalization.    If the number of outstanding shares of our common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then our compensation committee will proportionately adjust the number and class of common stock that is available under the ESPP, the purchase price and number of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.

Change of control.    If we experience a change of control transaction, any offering period that commenced prior to the closing of the proposed change of control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur on or prior to the closing of the proposed change of control transaction, and our ESPP will then terminate on the closing of the proposed change of control.

Transferability.    A participant may not assign, transfer, pledge or otherwise dispose of payroll deductions credited to his or her account, or any rights with regard to an election to purchase shares pursuant to the ESPP other than by will or the laws of descent or distribution.

Amendment; termination.    The administrator may amend, suspend or terminate the ESPP at any time without stockholder consent, except as required by law. Our ESPP will continue until the earlier to occur of (i) termination of the ESPP by our board of directors, (ii) issuance of all of the shares reserved for issuance under the ESPP, or (iii) the tenth anniversary of the effective date under the ESPP.

401(k) plan and other benefits

Our employees, including Dr. Bender and Dr. Blackman, who satisfy certain eligibility requirements, are eligible to participate in a 401(k) plan maintained by TriNet, a professional employer organization that is the legal employer of our employees. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, which are provided through TriNet. These health and welfare plans include medical, workers’ compensation, and short-term and long-term disability insurance.

Limitations on liability and indemnification matters

Our restated certificate of incorporation that will become effective in connection with the completion of this offering contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and our restated bylaws that will become effective in connection with the completion of this offering require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers and certain of our key employees, in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors, officers and key employees. We intend to have a directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain relationships and related party transactions

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive compensation,” the following is a description of each transaction since our formation in November 2018 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of our total assets; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under the section entitled “Executive compensation.”

Convertible promissory notes

In December 2018, we issued and sold in a private placement to Canaan XI L.P., which is affiliated with Julie Grant, our director, a convertible promissory note with a principal amount of $1.0 million, or the 2018 Note. The 2018 Note accrued interest at a rate of 6% per annum. The 2018 Note, including an aggregate of approximately $62,000 in accrued interest thereon, were automatically converted into shares of our Series A redeemable convertible preferred shares in the Series A redeemable convertible preferred share financing described below.

In July 2019, we issued and sold in a private placement to Canaan XI L.P. a convertible promissory note with a principal amount of $1.0 million, or the 2019 Note. The 2019 Note accrued interest at a rate of 6% per annum. The 2019 Note, including an aggregate of approximately $20,000 in accrued interest thereon, were automatically converted into shares of our Series A redeemable convertible preferred shares in the Series A redeemable convertible preferred share financing described below.

Series A redeemable convertible preferred shares financing

In three closings in December 2019, November 2020 and December 2020, we sold an aggregate of 22,851,257 Series A redeemable convertible preferred shares at a purchase price of $2.899 per share for an aggregate purchase price of approximately $60.0 million. Each of our Series A redeemable convertible preferred shares is expected to be converted into one share of our common stock upon the completion of this offering.

The purchasers of our Series A redeemable convertible preferred shares are entitled to specified registration rights. For additional information, see the section titled “Description of capital stock—Registration rights.” The following table summarizes the Series A redeemable convertible preferred shares purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock. The terms of these purchases were the same for all purchasers of our Series A redeemable convertible preferred shares. Please refer to the section titled “Principal stockholders” for more details regarding the shares held by these entities.

Name of stockholder	Number of Series A redeemable convertible preferred shares		Total purchase price ($)
Canaan XI L.P.(1)	7,328,497	(2)	14,999,991
Atlas Venture Fund XI, L.P.(3)	7,761,380		22,499,991
AI Day1 LLC(4)	7,761,380		22,499,991

(1)	Julie Grant is a member of our board of directors and is a non-managing member of Canaan Partners XI LLC, the general partner of Canaan XI LP.

(2)	Represents (a) 2,154,245 shares of our Series A redeemable convertible preferred shares that were converted from the 2018 Note and 2019 Note described above and (b) 5,174,252 shares of our Series A redeemable convertible preferred shares purchased at the purchase price of $2.899 per share.

(3)	Michael Gladstone is a member of our board of directors and is a member of Atlas Venture Associates XI, LLC, which is the general partner of Atlas Venture Associates XI, LP, the general partner of both Atlas Venture Fund XI, L.P and Atlas Venture Opportunity Fund I, L.P.

(4)	Dan Becker is a member of our board of directors and is a principal at Access Industries, Inc, an affiliate of Access Industries Management LLC, which controls AI Day1 LLC.

Series B redeemable convertible preferred shares financing

In February 2021, we sold an aggregate of 9,638,141 Series B redeemable convertible preferred shares at a purchase price of $13.488 per share for an aggregate purchase price of approximately $130.0 million. Each of our Series B redeemable convertible preferred shares is expected to be converted into one share of our common stock upon the completion of this offering.

The purchasers of our Series B redeemable convertible preferred shares are entitled to specified registration rights. For additional information, see the section titled “Description of capital stock—Registration rights.” The following table summarizes the Series B redeemable convertible preferred shares purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock. The terms of these purchases were the same for all purchasers of our Series B redeemable convertible preferred shares. Please refer to the section titled “Principal stockholders” for more details regarding the shares held by these entities.

Name of stockholder	Number of Series B redeemable convertible preferred shares	Total purchase price ($)
Canaan XI L.P.(1)	148,279	1,999,996
Atlas Venture Opportunity Fund I, L.P.(2)	741,396	9,999,981
AI Day1 LLC(3)	741,396	9,999,981
Affiliates of RA Capital(4)	2,965,588	39,999,987

(1)	Julie Grant is a member of our board of directors and is a non-managing member of Canaan Partners XI LLC, the general partner of Canaan XI LP.

(2)	Michael Gladstone is a member of our board of directors and is a member of Atlas Venture Associates XI, LLC, which is the general partner of Atlas Venture Associates XI, LP, the general partner of both Atlas Venture Fund XI, L.P and Atlas Venture Opportunity Fund I, L.P.

(3)	Dan Becker is a member of our board of directors and is a principal at Access Industries, Inc., an affiliate of Access Industries Management LLC, which controls AI Day1 LLC.

(4)	Consists of 2,520,751 shares of Series B preferred shares purchased by RA Capital Healthcare Fund, L.P. and 444,837 shares of Series B preferred shares purchased by RA Capital Nexus Fund II, L.P. Derek DiRocco is a member of our board of directors and is a principal at RA Capital Management, L.P., the managing partner of RA Capital Healthcare Fund, L.P. and RA Capital Nexus Fund II, L.P.

Millennium Pharmaceuticals, Inc. share exchange

On May 4, 2021, we entered into a Stock Exchange Agreement with Millennium Pharmaceuticals, Inc. an affiliate of Takeda Pharmaceutical Company Limited, or Takeda. Pursuant to the terms of the Millennium Stock

Exchange Agreement and the Plan of Conversion, Millennium Pharmaceuticals, Inc. agreed to exchange 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1, Inc., our subsidiary, for 6,470,382 shares of our common stock pursuant to and contingent upon the effectiveness of the Conversion¸ and subject to the satisfaction of the other terms and conditions of the Millenium Stock Exchange Agreement.

For more information, please see the section titled “Business—Material agreements.”

Investors’ rights agreement

We have entered into an amended and restated investors’ rights agreement, or the IRA, dated February 1, 2021 with certain holders of our then outstanding redeemable convertible preferred shares, including entities with which certain of our executive officers and directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares under the Securities Act. For a description of these registration rights, see the section titled “Description of capital stock—Registration rights.” In connection with the Conversion, we will enter into a stockholders agreement with the existing holders of our then-converted securities incorporating the terms of the LLC agreement and the IRA.

LLC agreement

Our LLC agreement governed our operations prior to the consummation of the Conversion. The LLC agreement set forth the authorized classes of Day One LLC’s equity securities, the allocation of profits and losses among the classes and the preferences of the preferred classes. The LLC agreement also set forth the rights of and restrictions on members, including rights with respect to the election of directors, management and certain transfer restrictions on the holders of shares. The LLC agreement also provided for transfer restrictions in respect of securities held by certain holders of our securities, as well as rights of first refusal and co-sale rights in respect of sales of securities by certain holders of our securities. The transfer restrictions, rights of first refusal and co-sale rights under the LLC agreement do not apply to this offering. The LLC agreement included indemnification and exculpation provisions applicable to the directors, officers, members, employees and agents of Day One LLC. Concurrent with the consummation of the Conversion, the LLC agreement will terminate.

Directed share program

At our request, the underwriters have reserved up to 5% of the shares offered by this prospectus for sale at the initial public offering price to certain individuals through a directed share program, including our directors, officers, employees, business associates and related persons. See the section titled “Underwriting” for additional information.

Equity grants to executive officers and directors

We have granted incentive shares to certain of our executive officers and certain directors, as more fully described in the sections titled “Executive compensation” and “Management—Non-employee director compensation,” respectively.

Director and executive officer compensation

Please see the sections titled “Management—Non-employee director compensation” and “Executive compensation” for information regarding the compensation of our directors and executive officers.

Employment agreements

We have entered into employment offer letters with certain of our executive officers, and we intend to enter into amended and restated employment offer letters with our executive officers prior to the completion of this offering. For more information regarding these agreements, see the section titled “Executive compensation—Employment arrangements with our named executive officers.”

Indemnification agreements

We have previously entered into, and in connection with this offering will enter into, new indemnification agreements with each of our directors and executive officers. The indemnification agreements, our restated certificate of incorporation and our restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Executive compensation—Limitations on liability and indemnification matters” for information on our indemnification arrangements with our directors and executive officers.

Corporate conversion

Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will convert from a Delaware limited liability company to a Delaware corporation, which we refer to as the Conversion. See the “Conversion” section of this prospectus for a further discussion of the Conversion.

Policies and procedures for related party transactions

In connection with this offering, we intend to adopt a written related person transactions policy that provides that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. We expect the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates in which the amount involved exceeds $120,000 will be presented to our audit committee (or the committee composed solely of independent directors, if applicable) for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee (or the committee composed solely of independent directors, if applicable) will consider the relevant facts and circumstances available and deemed relevant to the audit committee (or the committee composed solely of independent directors, if applicable), including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Principal stockholders

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common stock as of April 15, 2021 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our outstanding shares of common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws. Under the rules of the SEC, a person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Day One Biopharmaceuticals Holding Company, LLC, 395 Oyster Point Blvd., Suite 217, South San Francisco, CA 94080.

The number of shares beneficially owned in the following table assumes completion of the Conversion, and conversion into common stock of the preferred stock issued in the Conversion, and assumes that incentive shares in Day One LLC convert at a rate of one share of common stock for each incentive share in accordance with the distribution provisions of the LLC Agreement immediately prior to the completion of this offering. The column titled “Percentage of shares beneficially owned—Before offering” is based on a total of 50,337,415 shares of our common stock outstanding as of April 15, 2021, including 4,601,624 shares of unvested restricted stock converted from our unvested incentive shares, and assuming the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 32,489,398 shares of our common stock upon the closing of this offering and assuming the issuance of 6,470,382 shares of common stock to Millennium Pharmaceuticals, Inc. in exchange for 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1, Inc., our subsidiary, pursuant to the Millennium Stock Exchange Agreement and the Plan of Conversion and subject to the satisfaction of the other terms and conditions of the Millennium Stock Exchange Agreement. The column titled “Percentage of shares beneficially owned—After offering” is based on 60,337,415 shares of our common stock to be outstanding after this offering, including the shares of our common stock that we are selling in this offering. The table below excludes any purchases that may be made through our directed share program and any potential purchases in this offering by the beneficial owners identified in the table below.

	Beneficial ownership prior to this offering		Beneficial ownership after this offering
Name of beneficial owner	Number	Percent (%)	Number	Percent (%)

Directors and Named Executive Officers:
Jeremy Bender, Ph.D., M.B.A.(1)	1,807,874	3.6	1,807,874	3.0
Samuel Blackman, M.D., Ph.D.(2)	2,383,083	4.7	2,383,083	3.9
Julie Grant, M.Phil., M.B.A.(3)	465,000	*	465,000	*
Daniel Becker, M.D., Ph.D.	*	*	*	*
Derek DiRocco, Ph.D.(4)	*	*	*	*
Michael Gladstone	*	*	*	*
Natalie Holles(5)	54,792	*	54,792	*
John A. Josey, Ph.D., M.B.A.(6)	65,218	*	65,218	*
Saira Ramasastry, M.S., M.Phil.(7)	47,511	*	47,511	*
All executive officers and directors as a group (10 persons)	5,146,203	10.2	5,146,203	8.5

Other 5% Stockholders:
AI Day 1 LLC(8)	8,502,776	16.9	8,502,776	14.1
Entities affiliated with Atlas Venture Fund XI, L.P.(9)	8,502,776	16.9	8,502,776	14.1
Canaan XI, L.P.(10)	10,722,645	21.3	10,722,645	17.8
Millennium Pharmaceuticals, Inc.(11)	6,470,382	12.9	6,470,382	10.7
Entities affiliated with RA Capital Healthcare Fund, L.P.(12)	2,965,588	5.9	2,965,588	4.9

*	Represents beneficial ownership of less than one percent.

(1)	Represents 1,807,874 shares of common stock issuable upon the conversion of incentive shares upon the Conversion, all of which shares are unvested and subject to forfeiture to us if Dr. Bender ceases to provide service to us prior to the vesting of the shares.

(2)	Represents 2,325,000 shares of common stock issuable upon the Conversion, of which 48,456 shares are unvested and subject to forfeiture to us if Dr. Blackman ceases to provide service to us prior to the vesting of the shares, and 58,083 shares of common stock issuable upon the conversion of incentive shares upon the Conversion.

(3)	Represents 465,000 shares of common stock.

(4)	Dr. DiRocco has notified us that he will resign from our board of directors effective immediately prior to the Conversion and the effectiveness of the registration statement of which this prospectus forms a part.

(5)	Represents 54,792 shares of common stock issuable upon the conversion of incentive shares upon the Conversion, of which shares 52,510 are unvested and subject to forfeiture to us if Ms. Holles ceases to provide service to us prior to the vesting of the shares.

(6)	Represents 65,218 shares of common stock issuable upon the conversion of incentive shares upon the Conversion, of which 57,069 shares are unvested and subject to forfeiture to us if Dr. Josey ceases to provide service to us prior to the vesting of the shares.

(7)	Represents 47,511 shares of common stock issuable upon the conversion of incentive shares upon the Conversion, all of which are unvested and subject to forfeiture to us if Ms. Ramasastry ceases to provide service to us prior to the vesting of the shares.

(8)	Represents (i) 7,761,380 shares of common stock issuable upon the automatic conversion of shares of our Series A redeemable convertible preferred stock upon the closing of this offering and (ii) 741,396 shares of common stock issuable upon the automatic conversion of shares of our Series B redeemable convertible preferred stock upon the closing of this offering, in each case held by AI Day 1 LLC. Access Industries Management, LLC (“Access LLC”) is AI Day 1 LLC’s manager. Len Blavatnik is the manager of Access LLC, and may be deemed to have sole voting and dispositive power over the shares held by Al Day 1 LLC. Daniel Becker, M.D., Ph.D., a member of our board of directors, is a biotechnology principal of Access Industries, an affiliate of AI Day 1 LLC, and does not have voting or dispositive power over the shares held by Al Day 1 LLC and disclaims beneficial ownership of the shares held by Al Day I LLC. The address of Al Day 1 LLC is c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, NY 10019.

(9)	Represents (i) 7,761,380 shares of common stock issuable upon the automatic conversion of shares of our Series A redeemable convertible preferred stock upon the closing of this offering held by Atlas Venture Fund XI, L.P., or Atlas Fund XI, and (ii) 741,396 shares of common stock issuable upon the automatic conversion of shares of our Series B redeemable convertible preferred stock upon the closing of this offering held by Atlas Venture Opportunity Fund I, L.P., or Atlas Fund I. Michael Gladstone, a member of our Board, is a Partner at Atlas Venture Life Science Advisors, LLC, or Atlas Venture, and disclaims beneficial ownership of the shares noted herein except to the extent of his pecuniary interest therein. Atlas Venture is the manager of Atlas Fund XI and Atlas Fund I. Atlas Venture Associates XI, L.P. is the general partner of Atlas Fund XI, and Atlas Venture Associates XI, LLC is the general partner of Atlas Venture Associates XI, L.P. Bruce Booth, Jean- Francois Formela, David Grayzel, Jason Rhodes and Kevin Bitterman are the members of Atlas Venture Associates XI, LLC and collectively make investment decisions on behalf of Atlas Venture Associates XI, LLC. Each of Atlas Fund XI, Atlas Venture Associates XI, L.P., and Atlas Venture Associates XI, LLC may be deemed to beneficially own the shares held by Atlas Fund XI. Atlas Venture Associates Opportunity I, L.P. is the general partner of Atlas Fund I, and Atlas Venture Associates Opportunity I, LLC, or AVAO, LLC, is the general partner of Atlas Venture Associates Opportunity I, L.P. Bruce Booth, Jean-Francois Formela, David Grayzel, Jason Rhodes and Kevin Bitterman are the members of AVAO, LLC and collectively make investment decisions on behalf of AVAO, LLC. Each of Atlas Fund I, Atlas Venture Associates Opportunity I, L.P. and AVAO, LLC may be deemed to beneficially own the shares held by Atlas Fund I. The mailing address of Atlas Fund XI and Atlas Fund I is 300 Technology Square, 8th Floor, Cambridge, MA 02139.

(10)	Represents (i) 3,245,869 shares of common stock held by Canaan XI, L.P., or Canaan XI, (ii) 7,328,497 shares of common stock issuable upon the automatic conversion of shares of our Series A redeemable convertible preferred stock upon the closing of this offering held by Canaan XI and (iii) 148,279 shares of common stock issuable upon the automatic conversion of shares of our Series B redeemable convertible preferred stock upon the closing of this offering held by Canaan XI. Julie Grant, our co-founder and a member of our Board, is a non-managing member of Canaan Partners XI LLC, the general partner of Canaan XI LP. Canaan Partners XI LLC may be deemed to have sole investment and voting power over the shares held by Canaan XI L.P. Investment, voting and dispositive decisions with respect to the shares held by Canaan XI L.P. are made by the managers of Canaan Partners XI LLC, collectively. The address for Canaan XI L.P. is 285 Riverside Avenue, Suite 250, Westport, CT 06880.

(11)	Represents 6,470,382 shares of common stock to be issued to Millennium Pharmaceuticals, Inc. pursuant to and contingent upon the effectiveness of the Conversion in exchange for 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1 Inc., our subsidiary, pursuant to the terms of the Millennium Stock Exchange Agreement, entered into between us and Millennium Pharmaceuticals, Inc., and the Plan of Conversion. For a more complete description of the Millennium Stock Exchange Agreement, please see the section titled “Business—Material agreements.” Millennium Pharmaceuticals, Inc. is an affiliate of Takeda Pharmaceutical Company Limited. The address for Millennium Pharmaceuticals, Inc. is 40 Landsdowne Street, Cambridge, MA 02139.

(12)	Represents (i) 2,520,751 shares of common stock issuable upon the automatic conversion of shares of our Series B redeemable convertible preferred stock upon the closing of this offering held by RA Capital Healthcare Fund, L.P., or RA Healthcare, and (ii) 444,837 shares of common stock issuable upon the automatic conversion of shares of our Series B redeemable convertible preferred stock upon the closing of this offering held by RA Capital Nexus Fund II, L.P., or Nexus Fund. RA Capital Management, L.P. is the investment manager for RA Healthcare and Nexus Fund. The general partner of RA Capital Management, L.P. is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the managing members. RA Capital Management, L.P., RA Capital Management GP, LLC, Peter Kolchinsky and Rajeev Shah may be deemed to have voting and investment power over the shares held of record by RA Healthcare and Nexus Fund. RA Capital Management, L.P., RA Capital Management GP, LLC, Peter Kolchinsky and Rajeev Shah disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The address of the entities listed above is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

Description of capital stock

The following description summarizes the most important terms of our capital stock, our restated certificate of incorporation and our restated bylaws, as each will be in effect following this offering, and give effect to the Conversion. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

General

Upon the completion of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common stock

Dividend rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section entitled “Dividend policy.”

Voting rights

Except as otherwise expressly provided in our restated certificate of incorporation or as required by applicable law, on any matter that is submitted to a vote by our stockholders, holders of our common stock are entitled to one vote per share of common stock. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation, which means that holders of a majority of the shares of our common stock are able to elect all of our directors. Our restated certificate of incorporation established a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No preemptive or similar rights

Our common stock is not entitled to preemptive rights, and neither is subject to conversion, redemption or sinking fund provisions.

Right to receive liquidation distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred stock

Following the Conversion and immediately prior to the completion of this offering, each outstanding share of convertible preferred stock will be converted into one share of common stock.

Following the completion of this offering, our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors is also able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Registration rights

As of March 31, 2021, the holders of 32,489,398 shares of our common stock are entitled to rights with respect to the registration of these shares under the Securities Act as described below. We refer to these shares collectively as registrable securities. These rights are provided under the terms of the IRA between us and the holders of these shares, which was entered into in connection with our redeemable convertible preferred share financings prior to our IPO.

Demand registration rights

Beginning 180 days after the completion of the IPO, if the holders of at least 40% of the then-outstanding registrable securities may request the registration under the Securities Act of any registrable securities, if the anticipated aggregate offering price, net of selling expenses, would exceed $10.0 million, we are obligated to provide notice of such request to all holders of registration rights and, as soon as practicable and in any event within 60 days, file a Form S-1 registration statement under the Securities Act covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders. We are only required to file two registration statements that are declared effective upon exercise of these demand registration rights. We may postpone taking action with respect to such filing not more than once during any 12-month period for a period of not more than 120 days, if after receiving a request for registration, we furnish to the holders requesting such registration a certificate signed by our Chief Executive Officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our stockholders.

Form S-3 registration rights

The holders of at least 60% of the then-outstanding registrable securities can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered, net of selling expenses, is at least $2.5 million. The stockholders may only require us to effect two registration statements on Form S-3 in a 12-month period. We may postpone taking action with respect to such filing not more than once during any 12-month period for a period of not more than 120 days, if after receiving a request for registration, we furnish to the holders requesting such registration a certificate signed by our Chief Executive Officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our stockholders.

Piggyback registration rights

If we register any of our securities for public sale in cash, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans, a corporate reorganization or transaction under Rule 145 of the Securities Act, a registration that requires information that is not substantially the same as the information required to be included in a registration statement covering the sale of the registrable securities, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered or issuable upon the exercise of warrants. In an underwritten offering, if the total number of securities requested by stockholders to be included in the offering exceeds the number of securities to be sold (other than by us) that the underwriters determine in their reasonable discretion is compatible with the success of the offering, then we will be required to include only that number of securities that the underwriters and us, in our sole discretion, determine will not jeopardize the success of the offering. If the underwriters determine that less than all the registrable securities requested to be registered can be included in the offering, the number of registrable shares to be registered will be allocated among holders of our registrable securities, in proportion to the amount of registrable securities owned by each such holder. However, the number of shares to be registered by holders of registrable securities cannot be reduced unless all other securities (other than as offered by us) are first entirely excluded. The number of registrable securities included in the offering may not be reduced below 20% of the total number of securities included in such offering, except for in connection with an initial public offering, in which case the underwriters may exclude these holders entirely.

Expenses of registration rights

We generally will pay all expenses, other than underwriting discounts and selling commissions incurred in connection with each of the registrations described above, including the reasonable fees and disbursements of one counsel for the selling holders.

Expiration of registration rights

The registration rights described above will expire, with respect to any particular holder of these rights, on the earliest to occur of (a) upon a deemed liquidation event, as defined in our certificate of incorporation, (b) at such time that our common stock is trading on a national securities exchange and all of the holder’s registrable securities can be sold during a three-month period without registration or (c) upon the fifth anniversary of the completion of the IPO.

Anti-takeover provisions

The provisions of DGCL our restated certificate of incorporation and our restated bylaws that will become effective upon the completion of this offering could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware law

Upon completion of this offering we will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Anti-takeover effects of certain provisions of our restated certificate of incorporation and restated bylaws

Our restated certificate of incorporation and our restated bylaws to be in effect upon the completion of this offering will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•

Board of directors vacancies.    Our restated certificate of incorporation and restated bylaws authorizes only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Classified board.    Our restated certificate of incorporation and restated bylaws provide that our board of directors is classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section entitled “Management—Board composition.”

•

Stockholder action; special meetings of stockholders.    Our restated certificate of incorporation provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chair of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance notice requirements for stockholder proposals and director nominations.    Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•

No cumulative voting.    The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws do not provide for cumulative voting.

•

Directors removed only for cause.    Our restated certificate of incorporation provides that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of our outstanding common stock.

•

Amendment of charter provisions.    Any amendment of the above provisions in our restated certificate of incorporation would require approval by holders of at least two-thirds of our outstanding common stock.

•

Issuance of undesignated preferred stock.    Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by merger, tender offer, proxy contest or other means.

•

Choice of forum.    Our restated certificate of incorporation will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our restated bylaws also provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court which recently found that such provisions are facially valid under Delaware law or determine that the Federal

Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, or the underwriters of any offering giving rise to such dispute, which may discourage lawsuits against us and our directors, officers, and other employees and the underwriters of this offering.

Transfer agent and registrar

The transfer agent and registrar for our common stock and non-voting common stock is American Stock Transfer & Trust Company, LLC. The address of the transfer agent and registrar is 6201 15th Avenue, Brooklyn, New York 11219.

The Nasdaq Global Select Market listing

We have been approved to have our common stock listed on the Nasdaq Global Select Market under the symbol “DAWN.”

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Based on the number of shares of common stock outstanding as of March 31, 2021, upon the completion of this offering, we will have a total of 60,337,415 shares of our common stock outstanding, assuming (i) the issuance of 10,000,000 shares of common stock in this offering, which does not contemplate exercise of the underwriters’ option to purchase additional shares in connection with this offering, (ii) the Conversion and (iii) the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 32,489,398 shares of our common stock upon the closing of this offering. Of these outstanding shares, all of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act can only be sold in compliance with the Rule 144 limitations described below or in compliance with the lock-up agreements.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below.

Lock-up and market standoff agreements

All of our directors and officers and substantially all of our security holders are subject to lock-up agreements or market standoff provisions that prohibit them from, among other things, offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to our common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of our common stock, for a period of 180 days following the date of this prospectus without the prior written consent of J.P. Morgan Securities LLC, subject to certain exceptions. J.P. Morgan Securities LLC may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. See the section entitled “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 603,374 shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average reported weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares are subject to the lock-up and market standoff agreements described above.

Form S-8 registration statement

In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options, outstanding shares of restricted stock and the shares of our common stock reserved for issuance under our stock plans. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject.

Registration rights

We have granted demand, piggyback and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see the section entitled “Description of capital stock—Registration rights.”

Material U.S. federal income tax consequences to non-U.S. holders

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum tax, the special tax accounting rules under the Code or the Medicare Contribution tax on net investment income and does not deal with state or local tax laws, U.S. federal non-income tax laws, such as gift and estate tax laws, except to the limited extent provided below, or any non-U.S. tax laws that may be relevant to Non-U.S. Holders in light of their particular circumstances.

Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as:

•	insurance companies, banks, investment funds and other financial institutions;

•	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

•	foreign governments and international organizations;

•	broker-dealers and traders in securities;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities, all of the interests of which are held by qualified foreign pension funds;

•	persons that own, or are deemed to own, more than 5% of our capital stock;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and

•

partnerships and other entities or arrangements treated as pass-through or disregarded entities for U.S. federal income tax purposes, and investors in such entities (regardless of their places of organization or formation).

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Furthermore, the discussion below is based upon the provisions of the Code, and U.S. Treasury Regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly retroactively, or could be subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

PERSONS CONSIDERING THE PURCHASE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF

ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of common stock, other than a partnership or other entity or arrangement treated as a pass-through entity, that is not, for U.S. federal income tax purposes, (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If you are an individual non-U.S. citizen, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions

We do not expect to make any distributions on our common stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the section entitled “—Gain on disposition of our common stock.”

Subject to the discussions below under the sections entitled “—Backup withholding and information reporting” and “—Foreign accounts,” any distribution on our common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States will generally be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent may then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the same rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the section below entitled “—Foreign accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Gain on disposition of our common stock

Subject to the discussions below under the sections entitled “—Backup withholding and information reporting” and “—Foreign accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien who is an individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or the Non-U.S. Holder’s holding period in the common stock.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at the same U.S. federal income tax rates applicable to U.S. persons. Corporate Non-U.S. Holders described in (a) above may also be subject to the additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (c) above, in general, we would be a United States real property holding corporation if our U.S. real property interests, as defined in the Code and the U.S. Treasury Regulations, comprised (by fair market value) at least half of our worldwide real property interests plus our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we were to be treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock would not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-U.S. Holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

U.S. federal estate tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.

Backup withholding and information reporting

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. federal backup withholding. U.S. federal backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or other IRS Form W-8, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.

Under U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or other IRS Form W-8, as applicable, or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.

Foreign accounts

In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, and the Treasury Regulations and other official IRS guidance issued thereunder, or FATCA, on certain types of payments, including dividends paid to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30%

federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States may be subject to different rules. Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally also would apply to payments of gross proceeds from the sale or other disposition of common stock. Under proposed regulations, however, no withholding will apply with respect to payments of gross proceeds. The preamble to the proposed regulations specifies that taxpayers are permitted to rely on such proposed regulations pending finalization.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX OR UNDER ANY APPLICABLE TAX TREATY.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Cowen and Company, LLC and Piper Sandler & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Cowen and Company, LLC
Piper Sandler & Co.
Wedbush Securities Inc.

Total	10,000,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,500,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise of option to purchase additional shares	With exercise of full option to purchase additional shares
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $4.0 million. We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $40,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to certain exceptions, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, hedge, loan, disposition or filing, or (ii) enter into any swap, hedging, or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement) issued pursuant to our equity compensation plan, in each case described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (iii) the issuance of up to 5% of the outstanding shares of our common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for, our common stock, immediately following the closing of this offering, in acquisitions, collaboration, joint ventures or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters; or (iv) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and substantially all of our securityholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not and may not cause any of their direct or indirect affiliates to, without the prior written consent of J.P. Morgan Securities LLC, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of lock-up securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any lock-up securities, or (iv) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including:

(i) transfers or dispositions of lock-up securities:

(1) as a bona fide gift or gifts, or for bona fide estate planning purposes,

(2) by will or intestacy,

(3) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member,

(4) to a corporation, partnership, limited liability company or other entity of which the lock-up party or its immediate family are the legal and beneficial owner of all of the outstanding equity securities or similar interests,

(5) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a) through (d) above,

(6) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members, partners, stockholders or other equityholders of the lock-up party;

(7) by operation of law,

(8) to us (A) from an employee upon death, disability or termination of employment of such employee, or (B) pursuant to a right of first refusal that we have with respect to transfers of such shares of our common stock or other securities,

(9) as part of a sale of lock-up securities acquired in this offering (other than issuer-directed shares of common stock purchased in the offering by our officers or directors) or in open market transactions after the completion of this offering,

(10) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or

(11) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all of our shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph;

(b) exercise of the outstanding options, settlement of restricted stock units or other equity awards, or the exercise of outstanding warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph;

(c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any such shares of common stock or warrants received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph;

(d) the conversion or transfer of membership interests in Day One Biopharmaceuticals Holding Company, LLC for equity interests in Day One Biopharmaceuticals, Inc. in connection with the consummation of this offering as described in this prospectus, provided that any such shares of common stock or other securities of Day One Biopharmaceuticals, Inc. received by lock-up parties upon such transfer would be subject to restrictions similar to those in the immediately preceding paragraph; and

(e) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act for the transfer of shares of lock-up securities, provided that (1) such plan does not provide for the transfer of lock-up securities during the restricted period and (2) no filing by any party under the Exchange Act or other public announcement shall be required or made voluntarily in connection with such trading plan during the restricted period.

J.P. Morgan Securities LLC, in its sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have been approved to list our shares of common stock on the Nasdaq Global Select Market under the symbol “DAWN.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Directed share program

At our request, the underwriters have reserved up to 5% of the shares offered by this prospectus for sale at the initial public offering price to certain individuals through a directed share program, including our directors, officers, employees, business associates and related persons. The sales will be made at our direction by J.P. Morgan Securities LLC and its affiliates through a directed share program. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the shares reserved for the directed share program.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or the Exempt Investors.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section

707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(i)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

(ii)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(iii)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(i)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of the shares, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. The shares have not been listed on any of the securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a)

the offer, transfer, sale, renunciation or delivery is to:

(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii) the South African Public Investment Corporation;

(iii) persons or entities regulated by the Reserve Bank of South Africa;

(iv) authorised financial service providers under South African law;

(v) financial institutions recognised as such under South African law;

(vi) a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the person in (i) to (vi); or

Section 96 (1) (b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Legal matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, San Francisco, California. Cooley LLP, San Francisco, California, is acting as counsel for the underwriters in connection with this offering.

Experts

The consolidated financial statements of Day One Biopharmaceuticals Holding, LLC at December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Additional information

We have filed with the SEC a registration statement on Form S-1 (File Number 333-255754) under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete, please see the copy of the contract or document that has been filed for the complete contents of that contract or document. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents.

The SEC maintains a website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus forms a part at the SEC’s website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. We plan to fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent registered public accounting firm.

Our website address is www.dayonebio.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors of

Day One Biopharmaceuticals Holding Company, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Day One Biopharmaceuticals Holding Company, LLC (the Company) as of December 31, 2019 and 2020, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred shares, redeemable noncontrolling interest and members’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

Redwood City, California

March 19, 2021, except for the third paragraph of Note 1, and Note 17, as to which the date is May 24, 2021

Day One Biopharmaceuticals Holding Company, LLC

Consolidated Balance Sheets

	December 31,
(in thousands, except share amounts)	2019	2020

Assets

Current assets:
Cash	$27,332	$43,728
Prepaid expenses and other current assets	7	1,343

Total current assets	27,339	45,071

Property and equipment, net	—	77
Operating lease right-of-use asset	—	406
Deposits and other long-term assets	—	107

Total assets	27,339	45,661

Liabilities, redeemable convertible preferred shares, redeemable convertible noncontrolling interest and members’ deficit

Current liabilities:
Accounts payable	$69	$202
Accrued expenses and other current liabilities	469	1,596
Current portion of operating lease liabilities	—	198
Derivative tranches liability	1,483	—

Total current liabilities	2,021	1,996

Operating lease liabilities, long-term	—	204

Total liabilities	2,021	2,200

Commitments and contingencies (Note 8)
Series A redeemable convertible preferred shares, 22,851,257 shares authorized and 12,502,752 shares issued and outstanding at December 31, 2019; 22,851,257 shares authorized, issued and outstanding at December 31, 2020	30,504	91,964
Redeemable convertible noncontrolling interest	5,487	5,702

Members’ deficit
Common shares, 28,887,127 shares authorized and 6,035,869 shares issued and outstanding at December 31, 2019 and 2020	2,000	2,000
Incentive shares, 4,312,540 shares authorized and 1,488,421 shares issued and outstanding at December 31, 2019; 4,312,540 shares authorized and 4,112,017 shares issued and outstanding at December 31, 2020	111	637
Accumulated deficit	(12,784)	(56,842)

Total members’ deficit	(10,673)	(54,205)

Total liabilities, redeemable convertible preferred shares, redeemable convertible noncontrolling interest and members’ deficit	$27,339	$45,661

See accompanying notes to the consolidated financial statements.

Day One Biopharmaceuticals Holding Company, LLC

Consolidated Statements of Operations and Comprehensive Loss

	Year ended December 31,
(in thousands, except share and per share amounts)	2019	2020

Operating expenses:
Research and development	$13,899	$9,100
General and administrative	1,006	4,682

Total operating expenses	14,905	13,782

Loss from operations	(14,905)	(13,782)

Interest expense	(2,077)	(30)
Other expense	(2)	(31)
Changes in fair value of derivative tranches liability	—	(30,000)

Net loss and comprehensive loss	(16,984)	(43,843)
Net loss attributable to redeemable convertible noncontrolling interests	(4,350)	(3,336)

Net loss attributable to Day One Biopharmaceuticals Holding Company, LLC members	$(12,634)	$(40,507)

Net loss per share, basic and diluted	$(2.13)	$(7.33)

Weighted-average number of common shares used in computing net loss per share, basic and diluted	5,924,640	5,529,519

See accompanying notes to the consolidated financial statements.

Day One Biopharmaceuticals Holding Company, LLC

Consolidated Statements of Redeemable Convertible Preferred Shares, Redeemable Noncontrolling Interest and Members’ Deficit

	Redeemable convertible preferred shares		Redeemable noncontrolling interest	Common shares		Incentive shares		Accumulated deficit	Total members’ deficit
(in thousands, except share amounts)	Shares	Amount		Shares	Amount	Shares	Amount
Balance at December 31, 2018	—	$—	$—	9,323,724	$—	32,026	$—	$(150)	$(150)

Issuance of Series A redeemable convertible preferred shares for cash net of issuance costs of $95 and derivative tranches liability of $1,483	10,348,507	28,422	—	—	—	—	—	—	—
Issuance of Series A redeemable convertible preferred shares upon notes conversion	2,154,245	2,082	—	—	—	—	—	—	—
Recognition of contingent beneficial conversion feature (Note 9)	—	—	—	—	2,000	—	—	—	2,000
Issuance of redeemable noncontrolling interest	—	—	9,837	—	—	—	—	—	—
Issuance of incentive shares	—	—	—	—	—	1,456,395	—	—	—

Repurchase of common shares	—	—	—	(3,287,855)	—	—	—	—	—

Share-based compensation expense	—	—	—	—	—	—	111	—	111

Net loss attributable to redeemable noncontrolling interest	—	—	(4,350)	—	—	—	—	—	—

Net loss attributable to Day One Biopharmaceuticals Holding Company, LLC members	—	—	—	—	—	—	—	(12,634)	(12,634)

Balance at December 31, 2019	12,502,752	$30,504	$5,487	6,035,869	$2,000	1,488,421	$111	$(12,784)	$(10,673)

Issuance of Series A redeemable convertible preferred shares for cash, net of issuance costs of $22	10,348,505	29,977	—	—	—	—	—	—	—
Issuance of incentive shares	—	—	—	—	—	3,101,178	—	—	—
Cancellations of incentive shares	—	—	—	—	—	(477,582)	—	—	—
Reclassification of derivative tranches liability upon settlement	—	31,483	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	526	—	526
Net loss attributable to redeemable noncontrolling interest	—	—	(3,336)	—	—	—	—	—	—
Transfer to redeemable noncontrolling interest related to change in ownership	—	—	3,551	—	—	—	—	(3,551)	(3,551)

Net loss attributable to Day One Biopharmaceuticals Holding Company, LLC members	—	—	—	—	—	—	—	(40,507)	(40,507)

Balance at December 31, 2020	22,851,257	$91,964	$5,702	6,035,869	$2,000	4,112,017	$637	$(56,842)	$(54,205)

See accompanying notes to the consolidated financial statements.

Day One Biopharmaceuticals Holding Company, LLC

Consolidated Statements of Cash Flows

	Year ended December 31,
	2019	2020

Cash flows from operating activities
Net loss	$(16,984)	$(43,843)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	—	16
Amortization of operating right-of-use assets	—	139
Share-based compensation expense	111	526
Non-cash interest expense	2,077	30
Issuance of shares for research and development, net	9,837	—
Changes in fair value of derivative tranches liability	—	30,000
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(4)	(1,336)
Deposits and other long-term assets	—	(107)
Accounts payable	14	132
Accrued expenses and other current liabilities	434	1,127
Operating lease liabilities	—	(173)

Net cash used in operating activities	(4,515)	(13,489)

Cash flows from investing activities
Purchases of property and equipment	—	(92)

Cash used in investing activities	—	(92)

Cash flows from financing activities
Proceeds from issuance of Series A redeemable convertible preferred shares, net of issuance costs	29,905	29,977
Proceeds from issuance of convertible notes	1,000	—

Net cash provided by financing activities	30,905	29,977

Net increase in cash	26,390	16,396

Cash, beginning of year	942	27,332

Cash, end of year	$27,332	$43,728

Supplemental disclosures of noncash activities
Recognition of contingent beneficial conversion feature upon notes conversion	$2,000
Issuance of Series A redeemable convertible shares for research and development	$9,857
Conversion of convertible notes and accrued interest into Series A redeemable convertible preferred shares	$2,082
Issuance of derivative tranches liability	$1,483
Transfers to redeemable convertible noncontrolling interest		$3,551
Right of use asset capitalization		$545

See accompanying notes to the consolidated financial statements.

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

1. Description of business, organization and liquidity

Organization and business

Day One Biopharmaceuticals Holding Company, LLC (the “Company”), is a clinical-stage biopharmaceutical company dedicated to developing and commercializing targeted therapies for patients of all ages with genetically defined cancers. The Company’s lead product candidate, DAY101, is an oral, brain-penetrant, highly-selective type II pan-RAF kinase inhibitor. The Company was formed as a limited liability company under the laws of the State of Delaware in November 2018, under the name Hero Therapeutics Holding Company, LLC. Subsequently, the Company changed its name to Day One Therapeutics Holding Company, LLC in December 2018 and to Day One Biopharmaceuticals Holding Company, LLC in March 2020. The Company has two subsidiaries: Day One Biopharmaceuticals, Inc. (formerly Hero Therapeutics Inc.), a wholly owned subsidiary incorporated in Delaware in November 2018, and DOT Therapeutics-1, Inc. (“DOT-1”), a majority-owned subsidiary incorporated in Delaware in December 2019.

Liquidity

The Company has incurred significant operating losses since inception and has relied primarily on private equity and convertible note financings to fund its operations. At December 31, 2020, the Company had an accumulated members’ deficit of $56.8 million. The Company expects to continue to incur substantial losses, and its ability to achieve and sustain profitability will depend on the successful development, approval and commercialization of product candidates and on the achievement of sufficient revenues to support its cost structure. The Company may never achieve profitability, and unless and until then, the Company will need to continue to raise additional capital. Management expects that existing cash and cash equivalents, and cash received in connection with its redeemable convertible preferred shares private financing in February 2021 (Note 17) will be sufficient to fund its current operating plan for at least the next 12 months from the date of issuance of these consolidated financial statements.

On May 23, 2021, the Company’s Board approved an amendment the Company’s Operating Agreement to effect a forward split of the Company’s shares at a 2.325-for-1 ratio (the “Stock Split”). The Stock Split became effective on May 23, 2021, upon approval by the Company’s members. All issued and outstanding common shares, redeemable convertible preferred shares, incentive shares and per share amounts contained in the consolidated financial statements have been retroactively adjusted to reflect this Stock Split for all periods presented.

COVID-19 pandemic

In March 2020, the World Health Organization declared the global novel coronavirus disease 2019 (“COVID-19”), outbreak a pandemic. International and U.S. governmental authorities in impacted regions are taking actions in an effort to slow the spread of COVID-19, including issuing varying forms of “stay-at-home” orders, and restricting business functions outside of one’s home. In response, the Company has closed its administrative office and implemented a work-from-home policy for its employees, and the Company may take further actions that alter its operations as may be required by federal, state, or local authorities, or which the Company determines is in its best interests. The global COVID-19 pandemic continues to evolve rapidly, and the Company will continue to monitor it closely. While its operations to date have not been significantly impacted by the

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

COVID-19 pandemic, the Company cannot at this time predict the specific extent, duration, or full impact that the COVID-19 pandemic will have on its business, financial condition and operations, including ongoing and planned clinical trials and clinical development timelines, particularly as the Company advances its product candidates to clinical development, the continued spread of COVID-19 and the measures taken by the governmental authorities could disrupt the supply chain and the manufacture or shipment of drug substances and finished drug products for its product candidates for use in its clinical trials, impede its clinical trial initiation and recruitment and the ability of patients to continue in clinical trials, impede testing, monitoring, data collection and analysis and other related activities. The COVID-19 pandemic could also potentially affect the business of the United States Food and Drug Administration (“FDA”) or other regulatory authorities, which could result in delays in meetings related to its ongoing and planned clinical trials. The Company’s clinical trials may also experience interruptions due to the COVID-19 pandemic, as hospitals prioritize their resources towards the COVID-19 pandemic. The impact of the COVID-19 pandemic on the Company’s financial performance will depend on future developments, including the duration and spread of the pandemic, its impact on its clinical trial enrollment, trial sites, clinical research organizations (“CROs”), contract manufacturing organizations (“CMOs”), and other third parties with whom the Company does business, its impact on regulatory authorities and its key scientific and management personnel, progress of vaccination and related governmental advisories and restrictions. These developments and the impact of the COVID-19 pandemic on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets or the overall economy are impacted for an extended period, the Company’s business may be materially adversely affected.

2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company’s subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to, the fair value of the redeemable convertible preferred shares, the fair value of the common shares, the fair value of the derivative tranches liability, the valuation of share-based awards, the valuation of deferred tax assets and income tax uncertainties, and accruals for research and development activities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable. Actual results may differ from those estimates or assumptions.

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

Segments

The Company has determined that its chief executive officer is the chief operating decision maker (“CODM”). The Company operates and manages the business as one reporting and one operating segment, which is the business of identifying and advancing targeted therapies for patients of all ages with genetically defined cancers. The Company’s CODM reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance. All of the Company’s assets are located in the United States.

Concentration of credit risk and other risks and uncertainties

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash. The Company’s cash is held in one financial institution in the United States. Amounts on deposit may at times exceed federally insured limits. Management believes that the financial institution is financially sound and, accordingly, minimal credit risk exists with respect to the financial institution.

The Company is subject to certain risks and uncertainties and believes that changes in any of the following areas could have a material adverse effect on future financial position or results of its operations: ability to obtain future financing; regulatory approval and market acceptance of, and reimbursement for, product candidates; performance of third-party clinical research organizations and manufacturers upon which the Company relies; development of sales channels; protection of the Company’s intellectual property; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; and the Company’s ability to attract and retain employees necessary to support its growth.

The Company is dependent on third-party manufacturers to supply products for research and development activities in its programs. In particular, the Company relies and expects to continue to rely on a small number of manufacturers to supply it with its requirements for the active pharmaceutical ingredients and formulated drugs related to these programs. These programs could be adversely affected by a significant interruption in the supply of active pharmaceutical ingredients and formulated drugs.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. As of December 31, 2019 and 2020, the Company did not have any cash equivalents and cash was held in checking accounts.

Deposits

Deposits consist of a long-term deposit of $71,000 held at a vendor in connection with the Company’s facility lease agreement.

Fair value of financial instruments

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The carrying amounts reflected in the accompanying consolidated balance sheets for prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values, due to their short-term nature.

Deferred finance issuance costs

Deferred finance issuance costs, consisting of legal, accounting, audit and filing fees relating to in-process equity financings, including the Company’s initial public offering (“IPO”), are capitalized. The deferred issuance costs will be offset against offering proceeds upon the completion of the financing or the offering. In the event the financing or the offering is terminated or delayed, deferred issuance costs will be expensed immediately as a charge to general and administrative expenses in the consolidated statements of operations and comprehensive loss. As of December 31, 2019, the Company did not capitalize any issuance costs. As of December 30, 2020, the Company capitalized $36,000 in issuance costs related to its Series B redeemable convertible preferred share private financing and IPO costs.

Property and equipment, net

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets raging from three to five years, and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset.

Leases

Contractual arrangements that meet the definition of a lease are classified as operating or finance leases and are recorded on the consolidated balance sheets as both a right-of-use asset (“ROU asset”) and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

Company’s incremental borrowing rate (“IBR”). Lease ROU assets and lease obligations are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The Company currently does not have any finance leases.

Operating lease ROU assets are adjusted for (i) payments made at or before the commencement date, (ii) initial direct costs incurred, and (iii) tenant incentives under the lease. As the implicit rate for the operating leases are not determinable, the Company determines its IBR based on the information available at the applicable lease commencement date. The IBR is determined by using the rate of interest that the Company would pay to borrow on a collateralized basis an amount equal to the lease payments for a similar term and in a similar economic environment where the asset is located. The Company considers a lease term to be the noncancelable period that it has the right to use the underlying asset, including any periods where it is reasonably certain the Company will exercise any option to extend the contract.

Lease costs for minimum lease payments for operating leases are recognized on a straight-line basis over the lease term. Lease liabilities are increased by interest and reduced by payments each period, and the ROU asset is amortized over the lease term. Variable lease costs are recorded when incurred. In measuring the ROU assets and lease liabilities, the Company has elected to combine lease and non-lease components. The Company excludes short-term leases, if any, having initial terms of 12 months or less at lease commencement as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term for these types of leases.

Impairment of long-lived assets

The Company evaluates long-lived assets, which consist of property and equipment and right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. To date, no impairments have been recognized in the consolidated financial statements.

Research and development expenses

Research and development expenses consist of costs associated with acquiring technology and intellectual property licenses that have no alternative future uses; costs incurred under agreements with third-party contract research organizations, contract manufacturing organizations and other third parties that conduct clinical trials on the Company’s behalf; other costs associated with research and development programs, including laboratory materials and supplies; employee-related costs, including salaries, benefits and share-based compensation expense, for the Company’s research and development personnel; and facilities and other overhead expenses, including expenses for rent and facilities maintenance, and amortization. The Company’s expense research and development costs as incurred. The Company is obligated to make upfront payments upon execution of certain research and development agreements. Advance payments, including nonrefundable amounts, for goods or services that will be used or rendered for future research and development activities are deferred. Such amounts are recognized as expense as the related goods are delivered or the related services

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

are performed, or such time when the Company does not expect the goods to be delivered or services to be performed.

Accrued research and development expenses

The Company records accrued liabilities for estimated costs of research and development activities conducted by third-party service providers, which include the conduct of preclinical and clinical studies, and contract manufacturing activities. The Company records the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and includes these costs in accrued liabilities in the balance sheets and within research and development expenses in the consolidated statement of operations and comprehensive loss. These costs are a significant component of our research and development expenses. The Company accrues for these costs based on factors such as estimates of the work completed and in accordance with agreements established with third-party service providers under the service agreements. The Company makes judgments and estimates in determining the accrued liabilities balance in each reporting period. As actual costs become known, the Company adjusts its accrued liabilities. The Company has not experienced any material differences between accrued costs and actual costs incurred.

The Company makes payments in connection with clinical trials under contracts with contract manufacturing organizations and contract research organizations that support conducting and managing clinical trials. The financial terms of these contracts are subject to negotiation, which vary by contract and may result in payments that do not match the periods over which materials or services are provided. Generally, these agreements set forth the scope of work to be performed at a fixed fee, unit price or on a time and materials basis. In the event the Company makes advance payments for goods or services that will be used or rendered for future research and development activities, the payments are deferred and capitalized as a prepaid expense and recognized as expense as the goods are received or the related services are rendered. Such payments are evaluated for current or long-term classification based on when they are expected to be realized.

Patent costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty of the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Redeemable convertible preferred shares

The Company records redeemable convertible preferred shares at their respective fair values on the dates of issuance, net of issuance costs. The redeemable convertible preferred shares are recorded outside of members’ deficit because while they are not mandatorily redeemable, in the event of a deemed liquidation event, which is outside of the Company’s control, the proceeds are distributed first to the redeemable convertible preferred shareholders in accordance with their liquidation preferences. The Company has not adjusted the carrying values of the redeemable convertible preferred shares to their liquidation preferences because it is uncertain whether or when a deemed liquidation event would occur that would obligate it to pay the liquidation preferences to holders of redeemable convertible preferred shares. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such a deemed liquidation event will occur.

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

Redeemable noncontrolling interest

Redeemable noncontrolling interest represents the portion of equity (net assets) in DOT Therapeutics-1, Inc., the Company’s consolidated but not wholly owned subsidiary, that is neither directly nor indirectly attributable to the Company. Redeemable noncontrolling interest is classified as temporary equity because preferred shares issued to a holder contain certain redemption features that are not solely within the control of the Company.

Derivative tranches liability

The Company’s obligation to issue additional redeemable convertible preferred shares upon the occurrence of certain milestone events represents a freestanding financial instrument. The instrument was classified as a liability in the consolidated balance sheets and re-measured at each reporting period end and at the settlement date. Changes in the fair value were recognized in other income (expense) in the consolidated statements of operations and comprehensive loss. The tranches were settled and reclassified to redeemable convertible preferred shares upon the Company’s issuance of additional Series A redeemable convertible preferred shares in November and December 2020.

Share-based compensation

The Company grants incentive shares to employees and non-employees under the Incentive Share Plan, which generally vest over a four-year period with cliff vesting for the first year. The incentive shares represent a separate substantive class of equity shares. The Company also granted common shares with vesting conditions to executives and a consultant.

The Company recognizes share-based compensation expense based on the estimated fair value of all share-based awards, incentive shares and restricted common share shares, on the date of grant using the option-pricing model. The option pricing model requires the input of subjective assumptions, including the fair value of the underlying common shares, the expected term of the award, the expected volatility, risk-free interest rates, and the dividend yield. In determining the fair value of common shares, the methodologies used to estimate the enterprise value were performed using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The participation threshold amounts are determined by the board of directors (the “Board”), at the time of grant. The expected life of the awards granted during the period was determined based on an expected time to the liquidation event. The Company applied the risk-free interest rate based on the U.S. Treasury yield in effect at the time of the grant consistent with the life of the award. The expected volatility is based on a peer group in the industry in which the Company does business consistent with the expected time to liquidity. The dividend yield was set at zero as the underlying security does not and is not expected to pay a dividend.

The Company uses the straight-line attribution method for recognizing share-based compensation expense. The Company recognizes forfeitures by reducing the expense in the same period the forfeitures occur. The Company recognizes share-based compensation expense for awards with performance conditions when it is probable that the condition will be met, and the award will vest. The Company classifies share-based compensation expense in the consolidated statement of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified.

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

Income taxes

As the Company is a “pass-through” entity under the Internal Revenue Code, the members of the Company are taxed directly on their respective ownership interests in consolidated income and, therefore, no provision or liability for federal income tax has been included in the accompanying consolidated financial statements.

For the Company’s consolidated subsidiaries, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are determined based upon the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company’s consolidated subsidiaries recognize uncertain income tax positions at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. Changes in recognition or measurement are reflected in the period in which judgment occurs. The Company’s consolidated subsidiaries’ policy is to recognize interest and penalties related to the underpayment of income taxes as a component of the provision for income taxes. To date, there have been no interest or penalties recorded in relation to unrecognized tax benefits.

Net loss per share

The Company calculates basic and diluted net loss per share in conformity with the two-class method required for participating securities. Under the two-class method, basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period, without consideration of potential dilutive securities. Diluted net loss per share is computed by dividing the net loss, after adjusting it for loss attributable to redeemable noncontrolling interest, by the sum of the weighted average number of common shares outstanding during the period plus the dilutive effects of potentially dilutive securities outstanding during the period. Potentially dilutive securities include incentive shares, unvested restricted common shares and redeemable convertible preferred shares. The dilutive effect of incentive shares and unvested restricted common shares is computed using the treasury stock method and the dilutive effect of redeemable convertible preferred shares is calculated using the if-converted method. For all periods presented, diluted net loss per share is the same as basic net loss per share since the effect of including potential common shares is anti-dilutive and incentive shares participation thresholds were not met.

Comprehensive loss

Comprehensive loss includes net loss as well as other changes in members’ deficit that result from transactions and economic events other than those with members. There were no components of other comprehensive loss for the Company for the periods presented. Thus, comprehensive loss equals net loss for all periods presented.

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

Emerging growth company status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

As described in “Recently Adopted Accounting Pronouncements” below, the Company early adopted multiple accounting standards, as the JOBS Act does not preclude an emerging growth company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. The Company expects to use the extended transition period for any other new or revised accounting standards during the period in which it remains an emerging growth company.

Recently adopted accounting pronouncements

Effective January 1, 2019, the Company adopted ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. This ASU affects entities that issue share-based payment awards to their employees. The ASU is designed to simplify several aspects of accounting for share-based payment award transactions which include–the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows and forfeiture rate calculations. As the Company did not have any significant share-based compensation at the time of adoption, the adoption did not have a material impact on its consolidated financial statements.

Effective January 1, 2019, the Company adopted ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. The ASU clarifies certain transactions between collaborative arrangement participants should be accounted for as revenue when the collaborative arrangement participant is a customer in the context of a unit of account and precludes recognizing as revenue consideration received from a collaborative arrangement participant if the participant is not a customer. As the Company did not have any collaborative arrangements at the time of adoption, the adoption did not have an impact on its consolidated financial statements.

Effective January 1, 2019, the Company adopted ASU 2016-02, Leases (Topic 842), as amended, with guidance regarding the accounting for and disclosure of leases. The update requires lessees to recognize the liabilities related to all leases, including operating leases, with a term greater than 12 months on the balance sheet. This update also requires lessees and lessors to disclose key information about their leasing transactions. As the Company did not have any leasing arrangements prior to, or at the time of adoption, the adoption did not have an impact on its consolidated financial statements.

At inception, in November 2018, the Company adopted ASU 2018-07, Compensation- Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. Prior to the adoption of ASU 2018-07, the measurement date for non-employee awards was generally the date the services are completed, resulting in

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

financial reporting period adjustments to share-based compensation during the vesting terms for changes in the fair value of the awards. After the adoption of ASU 2018-07, the measurement date for non-employee awards is the date of grant without changes in the fair value of the award. The adoption did not have any impact on the Company’s consolidated financial statements.

Effective January 1, 2019, the Company adopted ASU No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework–Changes to the Disclosure Requirements for Fair Value Measurement. This ASU removed the following disclosure requirements: (1) the amount of and reasons for transfers between Level I and Level 2 of the fair value hierarchy; (2) the policy for timing of transfers between levels; and (3) the valuation processes for Level 3 fair value measurements. Additionally, this update added the following disclosure requirements: (1) the changes in unrealized gains and losses for the period included in other comprehensive income and loss for recurring Level 3 fair value measurements held at the end of the reporting period; (2) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. ASU No. 2018-13 is effective for fiscal years beginning after December 1 5, 2019 with early adoption permitted. The impact of adopting ASU 2018-13 was immaterial on the consolidated financial statements and disclosures.

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326). ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets. In April 2019, the FASB issued clarification to ASU 2016-13 within ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. The guidance will become effective for the Company for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact that ASU 2016-13 will have on the consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU No. 2020-06 (“ASU 2020-06”) Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred shares. Limiting the accounting models will result in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The guidance will become effective for the Company for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than December 15, 2020 including interim periods within that year. The Company is currently evaluating the impact that ASU 2016-13 will have on the consolidated financial statements and related disclosures.

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

3. Fair value measurements

The following tables present financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values (in thousands):

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Derivative tranches liability	$1,483	$—	$—	$1,483

As of December 31, 2020, the Company did not have any outstanding any derivative tranches liability (Note 10).

The derivative tranches liability is a freestanding financial instrument and represents the Company’s obligation to issue additional Series A redeemable convertible preferred shares at a fixed price upon achievement of specified milestones or upon the Board approval. The derivative tranches liability’s fair value was estimated as a forward contract using a probability weighted model. The fair value of the liability is discounted back to the initial issuance date and adjusted for probability of the tranches milestone achievement. Significant estimates and assumptions impacting fair value include the discount rate, estimated time to closing of future tranches, and probability of tranche closing. The discount rate was equal to the risk-free rate for the estimated timing of each tranche closing.

The following table provides key assumptions used in the valuation of derivative tranches liability:

	Year ended December 31, 2019	Year ended December 31, 2020
Probability of milestones achievement	81%—90%	90%—100%
Expected term (in years)	0.5—1.0	0.75— 0.0
Discount rate	1.59%—1.60%	0.08%—0.18%
Dividend yield	0%	0%

The following table provides roll-forward of the aggregate fair value of the Company’s derivative tranches liability (in thousands):

Balance at December 31, 2018	$—
Issuance of derivative tranches liability	1,483

Balance at December 31, 2019	1,483

Change in fair value of derivative tranches liability	30,000
Reclassification of derivative tranches liability upon settlement	(31,483)

Balance at December 31, 2020	$—

There were no transfers between Level 1, Level 2 or Level 3 categories in the years ended December 31, 2019 or 2020.

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

4. Prepaid expenses and other current assets

Prepaid and other current assets consisted of the following (in thousands):

	December 31,
	2019	2020
Prepaid research and development expenses	—	$1,259
Other prepaid expenses and other assets	7	84

Total prepaid expenses and other current assets	$7	$1,343

5. Property and equipment, net

Property and equipment, net, consisted of the following (in thousands):

	December 31,
	2019	2020
Furniture and fixtures	$—	$78
Leasehold improvements	—	15
Less: accumulated depreciation and amortization	—	(16)

Property and equipment, net	$—	$77

Depreciation and amortization expense was zero and $16,000 for the years ended December 31, 2019 and 2020, respectively.

6. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,
	2019	2020
Accrued payroll related expenses	$169	$717
Accrued research and development expenses	24	554
Accrued professional service expenses	273	298
Other	3	27

Total accrued expenses and other current liabilities	$469	$1,596

7. Significant agreements

Takeda assets purchase agreement

On December 16, 2019, DOT Therapeutics-1, Inc., the majority owned subsidiary, entered into an asset purchase agreement (the “Takeda Asset Agreement”), with Millennium Pharmaceuticals, Inc., an affiliate of Takeda Pharmaceutical Company Limited (“Takeda”). Pursuant to the Takeda Asset Agreement, DOT-1 purchased certain technology rights and know-how related to TAK-580 (which is now DAY101) that provides new approach

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

for treating patients with primary brain tumors or brain metastases of solid tumors. DOT-1 also received clinical inventories supplies to use in the Company’s research and development activities of such RAF-inhibitor and an assigned investigator clinical trial agreement. Takeda also assigned to DOT-1 its exclusive license agreement (the “Viracta License Agreement”) with Sunesis Pharmaceuticals, Inc. (which recently merged with Viracta) (“Viracta”). Takeda also granted DOT-1 a worldwide, sublicensable exclusive license under specified patents and know-how and non-exclusive license under other patents and know-how generated by Takeda under the Takeda Asset Agreement. The Company also granted Takeda a grant back license, as defined in the agreement, which is terminable either automatically or by DOT-1 in the event Takeda does not achieve specified development milestones within the applicable timeframes set forth under the Takeda Asset Agreement.

In consideration for the sale and assignment of assets and the grant of the license under the Takeda Asset Agreement, DOT-1 made an upfront payment of $1.0 million in cash and issued 9,857,143 shares of Series A redeemable convertible preferred stock in DOT-1. The fair value of issued shares was estimated as $9.9 million, based on the price paid by other investors for issued shares in the Series A financing of DOT-1 Therapeutics, Inc. To the extent activities by Takeda with respect to its exploitation of a product containing DAY101 in its field triggers a milestone under the Viracta License Agreement, Takeda will, at DOT-1 election, pay such milestone directly to Viracta.

The term of the Takeda Asset Agreement will expire on a country-by-country basis upon expiration of all assigned patent rights and all licensed patent rights in such country.

Viracta license agreement

On December 16, 2019, DOT-1 amended and restated the Viracta License Agreement that was assigned pursuant to the Takeda Asset Agreement. Under the Sunesis License Agreement, DOT-1 received a worldwide exclusive license under specified patent rights and know-how to develop, use, manufacture, and commercialize products containing compounds binding the RAF protein family.

DOT-1 paid $2.0 million upfront in cash to Viracta, which was recorded as research and development expenses. Additionally, if DOT-1 obtains a priority review voucher with respect to a licensed product and sell such priority review voucher to a third party or use such priority review voucher, DOT-1 is obligated to pay Viracta a specified percentage in the mid-teen digits of all net consideration received from any such sale or of the value of such used priority review voucher, as applicable. Commencing on the first commercial sale of a licensed product in a country, DOT-1 is obligated to pay tiered royalties ranging in the mid-single-digit percentages on net sales of licensed products, if any. The obligation to pay royalties will end on a country-by-country and licensed product-by-licensed product basis commencing on the first commercial sale in a country and continuing until the later of: (i) the expiration of the last valid claim of the Viracta licensed patents, jointly owned collaboration patents or specified patents owned by us covering the use or sale of such product in such country, (ii) the expiration of the last statutory exclusivity pertaining to such product in such country or (iii) the tenth anniversary of the first commercial sale of such product in such country. No milestones were achieved and recorded as of December 31, 2019 and 2020.

The term of the Viracta License Agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the expiration of the Company’s obligation to pay royalties to Viracta with

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

respect to such product in such country. DOT-1 has the right to terminate the Viracta License Agreement with respect to any or all of the licensed products at will upon a specified notice period.

8. Commitments and contingencies

Leases

The Company entered into a lease agreement for its corporate office facility in South San Francisco, California in March 2020, which expires in three years. The Company can extend the lease term for additional three years at market rates upon the notice of extension. The Company is obligated to pay monthly rent expense and its pro rata share of utilities, common area maintenance expenses and property taxes. The landlord also provided an allowance of $10,000 for any tenant improvements. The Company concluded that it is an operating lease. Common area expenses are a non-lease component and a variable consideration and included in operating expenses as incurred. The extension period has not been included in the determination of the ROU asset or the lease liability for operating leases as the Company concluded that it is not reasonably certain that it would exercise this option.

The Company determined the lease IBR based on the information available at the applicable lease commencement date as the Company’s lease did provide an implicit rate. The IBR is determined by using the rate of interest that the Company would pay to borrow on a collateralized basis an amount equal to the lease payments for a similar term and in a similar economic environment where the asset is located. The Company determined the amounts of its lease liabilities using an IBR of 8%. As of December 31, 2020, the remaining lease term was 2.17 years.

The Company’s lease does not require any contingent rental payments, impose financial restrictions, or contain any residual value guarantees.

Amortization of right-of-use assets is recognized on a straight-line basis over the applicable lease term. Amortization was $139,000 for the year ended December 31, 2020. Cash paid for amounts included in the measurement of operating lease liabilities was $0.2 million in 2020. Variable payments expensed during 2020 fiscal year were immaterial.

As of December 31, 2020, the future lease obligations were as follows (in thousands):

For the Years Ending December 31,
2021	$205
2022	212
2023	18

Total future minimum lease payments	435
Less: Imputed interest	(33)

Present value of operating lease liabilities	$402

Prior to March 2020, the Company did not have any leases.

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

Research and development agreements

The Company enters into contracts in the normal course of business with clinical research organizations for clinical trials, with contract manufacturing organizations for clinical supplies manufacturing and with other vendors for preclinical studies, supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, with the exception of one vendor with a potential termination fee if a purchase order is cancelled within a specified time and of another vendor where labor costs are non-cancellable after the approval of the project plan. As of December 31, 2019, and 2020, there were no amounts accrued related to termination and cancellation charges as these are not probable.

License agreements

The Company entered into Sunesis license agreement (Note 7), pursuant to which the Company is required to pay milestones contingent upon meeting of specific events. No such milestones were achieved or probable as of December 31, 2019 and 2020. The Company is required to pay royalties on sales of products developed under this agreement. All products are in development as of December 31, 2019 and 2020 and no such royalties were due.

Legal proceedings

The Company, from time to time, may be party to litigation arising in the ordinary course of business. The Company was not subject to any material legal proceedings during the years ended December 31, 2019 and 2020, and, to the best of its knowledge, no material legal proceedings are currently pending or threatened.

Indemnification agreements

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for indemnification for certain liabilities. The exposure under these agreements is unknown because it involves claims that may be made against it in the future but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations. The Company also has indemnification obligations to its directors and executive officers for specified events or occurrences, subject to some limits, while they are serving at its request in such capacities. There have been no claims to date and the Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company had not recorded any liabilities for these agreements as of December 31, 2019 and 2020.

9. Convertible notes

The Company issued convertible notes (the “Notes”) to its investor in December 2018 and July 2019 for $1.0 million each. The Notes and accrued interest were converted into 2,154,245 shares of the Series A redeemable convertible preferred shares in December 2019. The Notes had embedded conversion options and redemption options. The Company concluded that none of these embedded and standalone features met the requirements to be bifurcated derivatives. The Notes also included contingent beneficial conversion features. The Company computed the number of shares upon conversion based on the adjusted conversion price and

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

compared it with the number that would have been received before the occurrence of the contingent event. The excess number of shares multiplied by the commitment date share price equals the incremental intrinsic value that resulted from the resolution of the contingency and the corresponding adjustment to the conversion price. As the intrinsic value of the beneficial conversion feature was greater than the proceeds allocated to the convertible notes, the amount of the discount assigned to the beneficial conversion feature was limited to the amount of proceeds allocated to the convertible notes. The Company recognized beneficial conversion feature of $2.0 million as debt discount upon the resolution of the contingency, the issuance of Series A redeemable convertible preferred shares. Debt discount was amortized to interest expense upon notes conversion.

10. Redeemable convertible preferred shares

In December 2019, the Company issued 10,348,507 Series A redeemable convertible preferred shares at a price of $2.899 per share for gross cash proceeds of $30.0 million and issued 2,154,245 shares upon the conversion of the outstanding convertible note and accrued interest of $2.1 million. The Company incurred issuance costs of $95,000.

In connection with the initial issuance of the Series A redeemable convertible preferred shares, the Company had an obligation to sell an additional 10,348,505 Series A shares at $2.899 per share upon achievement of certain milestones in two tranches. The Company determined that the obligation to sell additional shares is a freestanding financing instrument and a liability. The Company estimated the fair value of the liability to be $1.5 million and recorded it as a reduction to redeemable convertible preferred shares and as a derivative tranche liability in its consolidated balance sheet at the issuance date.

In November and December 2020, the Board approved the settlement of tranches and the Company issued 10,348,505 shares for gross cash proceeds of $30.0 million. The Company incurred issuance costs of $22,000.

Derivative tranches liability was remeasured at fair value of $31.5 million and reclassified to redeemable convertible preferred shares upon the settlement. Changes in the derivative tranche liability fair value from the issuance date to the settlement date of $30.0 million were recorded to other expenses in the Company’s consolidated statement of operations and comprehensive loss.

The authorized, issued, and outstanding Series A redeemable convertible preferred shares as of December 31, 2019 and 2020 were as follows:

	December 31, 2019
	Shares authorized	Shares issued and outstanding	Liquidation value	Carrying value
Series A redeemable convertible preferred shares	22,851,257	12,502,752	$36,245	$30,504

	December 31, 2020
	Shares authorized	Shares issued and outstanding	Liquidation value	Carrying value
Series A redeemable convertible preferred shares	22,851,257	22,851,257	$66,245	$91,964

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

Series A redeemable convertible preferred shares have the following rights, preferences and privileges in accordance with the Company’s Operating Agreement, as amended in March 2020 (the “Operating Agreement”):

Voting rights

The holders of the preferred shares vote together with the holders of the common shares as a single class and on an as converted to common share basis.

Conversion

Series A redeemable convertible preferred shares are convertible at the option of a holder into common shares at a conversion rate equal to the original purchase price of $2.899 (subject to anti-dilution and other adjustments in accordance with the Operating Agreement). The Series A shares automatically convert to common shares at then applicable conversion rate upon written consent of holders of at least 60% of the then outstanding preferred shares and upon the closing of the sale of common shares to the public at a price of at least $9.5484 per share (subject to appropriate adjustments) in a firm-commitment underwritten public offering resulting in at least $50.0 million of gross proceeds to the Company, provided that common shares are listed for trading on the Nasdaq Stock Market or the New York Stock Exchange.

Anti-dilution and other protective rights

The holders of the Series A redeemable convertible preferred shares have proportional anti-dilution protection for shares splits, shares dividends and similar recapitalizations. Subject to certain exclusions, anti-dilution price protection for additional sales of securities by the Company for consideration per share less than the applicable conversion rate per share of any series of redeemable convertible preferred shares, shall be on a weighted average basis, as defined in the Operating Agreement.

The Company cannot without the written consent or affirmative vote of the holders of 60% of outstanding Series A redeemable convertible preferred shares (i) to create, or authorize, or issue any class or series of capital shares unless the same ranks junior to the Series A with respect to the distribution of assets on the liquidation, dissolution or winding up of the LLC, the payment of dividends and rights of redemption; (ii) reclassify, alter or amend any existing security of the LLC that is junior or pari passu with the Series A shares in distribution of assets on the liquidation, dissolution or winding up of the LLC, payment of dividends or rights of redemption; (iii) with certain exceptions, set aside or make any distribution in respect of, or redeem, or pay or declare any dividend, purchase or otherwise acquire any of, the shares or other equity securities; (iv) cause any subsidiary to pay or declare any dividend or make any distribution on any shares of capital stock of such subsidiary (unless approved by the Board, which must include a majority of the Series A Managers); (v) effect any merger, consolidation, reclassification, liquidation, dissolution, winding-up, recapitalization, or reorganization or sale or exclusive license of all or substantially all of its assets; (vi) amend, alter, repeal or waive any provision of the Operating Agreement or the Certificate of Formation; (vii) increase the number of authorized preferred shares, common shares or incentive shares; (viii) acquire any new preclinical or clinical development program/compound or an equity interest in any entity that is not a wholly owned subsidiary of the LLC (unless approved by the Board, which must include a majority of the Series A Managers); (ix) issue any security of any subsidiary other than to the LLC (unless approved by the Board, which must include a majority

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

of the Series A Managers); or (x) incur any indebtedness or issue any guaranty of any third-party obligation in an amount greater than $1.0 million (unless approved by the Board, which must include a majority of the Series A Managers), other than ordinary course trade payables, borrowing between the LLC and its subsidiaries or between the LLC’s subsidiaries.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A redeemable convertible preferred shares are entitled to be paid before any holders of common shares (Note 11) and incentive shares (Note 12), a per share amount equal to the difference between the original issue price and the amount previously distributed to Series A holders in accordance with the distribution provisions in the Operating Agreement, if any. After the preferential payments have been made in full to the holders of Series A redeemable convertible preferred shares, the remaining assets of the Company available for distribution will be distributed among the holders of Series A redeemable convertible preferred shares, common shares and incentive shares, pro rata based on the number of incentive shares and common shares held by each such holder, treating for this purpose all shares of Series A redeemable convertible preferred shares as if they had been converted to common shares immediately prior to such liquidation, dissolution or winding up. No such distributions will be made to the holders of incentive shares in respect to unvested incentive shares and until the cumulative amount to be distributed to all shares subsequent to the issuance of incentive share exceeds the amount of such incentive share’s participation threshold.

Distributions preference

Distributions, when determined by the Board, are payable first, to the holders of the Series A redeemable convertible preferred shares, pro rata in proportion to the liquidation preference amounts in respect of the Series A redeemable convertible preferred shares held by such holders; thereafter, to the Members in proportion to the number of shares held by such members, on as converted basis; provided, however, that no distributions shall be made to unvested incentive shares and until the cumulative amount to be distributed to all shares subsequent to the issuance of incentive share exceeds the amount of such incentive share’s participation threshold.

Redemption

The Series A redeemable convertible preferred shares are not redeemable except in the event of certain effected deemed liquidation events. As of December 31, 2019 and 2020, the Company classified Series A redeemable convertible preferred shares as temporary equity in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities whose redemption is based upon certain change in control events outside of the Company’s control, including liquidation, sale or transfer of control of the Company. The Company did not adjust the carrying value of the Series A redeemable convertible preferred shares to the deemed redemption values of such shares since a liquidati on event was not probable.

11. Common shares

As of December 31, 2020, the Company was authorized to issue 28,887,127 common shares. Common shares’ holders are entitled to vote and elect one Board member. As of December 31, 2020, the Company had 6,035,869

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

issued and outstanding common shares. As of December 31, 2020, the Company reserved 22,851,257 shares upon conversion of redeemable convertible preferred shares into common shares.

In November 2018, the Company entered into common shares purchase agreements with two founders of the Company. The individuals purchased a total of 2,790,000 common shares for a total purchase price of $300. Shares vest monthly for two and four years, respectively. Vesting for a certain number of shares was accelerated upon the Company’s closing of its Series A redeemable convertible preferred share financing. The Company also has an option for a period of ninety days after the individual’s employment is terminated either voluntarily or involuntarily to repurchase the unvested common shares at a price that is the lower of the original price per share paid by the founder for such stock or the fair value as of the date of such repurchase. As of December 31, 2019, and 2020, there were 775,007 and 193,766 shares unvested, respectively.

12. Incentive shares and share-based compensation

The Company grants incentive shares under the Incentive Share Plan and is authorized to issue 4,312,540 incentive shares as of December 31, 2020. Incentive shares are a separate non-voting class of shares that participate in distributions only after incentive shares vest and a participation threshold is met. The incentive shares represent profits interests in the Company, which is an interest in the increase in the Company’s value over the participation threshold, as defined in the Operating Agreement and as determined at the time of grant. A holder of incentive share has the right to participate in distributions of profits only in excess of the participation threshold. The participation threshold is based on the valuation of the Company’s common shares on or around the grant date.

The Company grants incentive shares to employees and non-employees, which generally vest over a four-year period with cliff vesting for the first year. The Board approves vesting terms and conditions of each award and can accelerate vesting of incentive shares on an award-by-award basis. Vesting of incentive shares is accelerated for all unvested shares upon a termination of services without cause within 12 months after the consummation of a change of control transaction.

The fair value of the incentive shares is estimated using an option pricing model with the following assumptions:

	Year ended December 31,
	2019	2020
Common share fair value	$0.81	$0.85—$2.10
Participation threshold	$0.00	$0.27
Risk free rate	1.64%	0.16%—0.30%
Volatility	78.0%	78%—80%
Time to liquidity (in years)	3.71—4.36	3.03—3.33
Grant date fair value	$0.22—$0.66	$0.71—$1.67

The Company used the option pricing model to estimate the fair value of each incentive shares award on the date of grant. The members’ equity value was based on a recent enterprise valuation analysis performed and common share fair value. The participation threshold amounts are determined by the Board at the time of grant. The expected life of the awards granted during the period was determined based on an expected time to

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

the liquidation event. The Company applied the risk-free interest rate based on the U.S. Treasury yield in effect at the time of the grant consistent with the life of the award. The expected volatility is based on a peer group in the industry in which the Company does business consistent with the expected time to liquidity. The dividend yield was set at zero as the underlying security does not and is not expected to pay a dividend.

Fair value of common share

Management’s approach to estimate the fair value of the common share is consistent with the methods outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), considering a number of objective and subjective factors including: valuations of common shares performed with the assistance of independent third-party valuation specialists; the Company’s stage of development and business strategy, including the status of research and development efforts, and the material risks related to the business and industry; the Company’s results of operations and financial position, including levels of available capital resources; the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies; the lack of marketability of the common shares; the prices of redeemable convertible preferred shares sold to investors in arm’s length transactions and the rights, preferences, and privileges of the Company’s redeemable convertible preferred shares relative to those of common shares; the likelihood of achieving a liquidity event for the holders of the common and redeemable convertible preferred shares, such as an initial public offering or a sale, given prevailing market conditions. The fair value of the common shares is approved by the Board until such time as the Company shares are listed on an established stock exchange or national market system.

The incentive shares have been classified as equity awards and share-based compensation expense is based on the grant date fair value of the award.

The following table provides a summary of the stock option activity:

	Number of shares	Weighted average grant date fair value
Outstanding at December 31, 2018	32,026	$0.002
Granted	1,456,395	$0.55

Outstanding at December 31, 2019	1,488,421	$0.56
Granted	3,101,178	$1.49
Forfeited	(477,582)	$0.00

Outstanding at December 31, 2020	4,112,017	$1.26

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

Share-based compensation expense recorded in the accompanying consolidated statements of operations and comprehensive loss is as follows (in thousands):

	Year ended December 31,
	2019	2020
Research and development expense	$73	$212
General and administrative expense	38	314

Total share-based compensation expense	$111	$526

As of December 31, 2020, there was $4.6 million of total unrecognized compensation expense related to 3,636,409 unvested incentive shares. The expense is expected to be recognized over a weighted-average period of 2.6 years.

13. Income taxes

Day One Biopharmaceuticals Holdings Company, LLC is treated as a partnership for tax purposes, and thus, not subject to income taxes. It is the responsibility of the LLC members to report their proportion share of any taxable income or loss generated by Day One Biopharmaceuticals Holdings Company, LLC to the appropriate taxing authorities and pay the associated taxes, if any. With respect to the Company’s consolidated subsidiaries, these entities are treated as corporations for tax purposes and are subject to income taxes which have been included in the consolidated financial statements. All pre-tax losses have been incurred in the United States.

The effective tax rate of the Company’s provision (benefit) for income taxes differs from the federal statutory rate as follows:

	2019	2020
Statutory rate	21.0%	21.0%
State tax	6.1%	2.3%
Permanent differences	(2.7)%	(14.6)%
Credits	—	1.4%
Change in valuation allowance	(24.4)%	(10.1)%

Total	0.0%	0.0%

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The principal components of the Company’s deferred tax assets and liabilities consisted of the following (in thousands):

	Year ended December 31,
	2019	2020

Deferred tax assets
Federal and state net operating loss carryforwards	$4,181	$7,732
Credits	—	731
Accrued expenses	—	235

Total deferred tax assets	$4,181	$8,698
Total deferred tax liabilities	—	(97)
Less: valuation allowance	(4,181)	(8,601)

Net deferred tax assets	$—	$—

The Company has incurred net operating losses in each year since inception. The Company has not reflected the benefit of any such net operating loss carryforwards in the consolidated financial statements. Due to its history of losses, and lack of other positive evidence, the Company determined that it is more likely than not that its net deferred tax assets will not be realized, and therefore, the net deferred tax assets are fully offset by a valuation allowance at December 31, 2019 and 2020. The Company increased the valuation allowance by $4.2 million and $4.4 million for the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2020, the Company had federal net operating loss carryforwards (“NOLs”), of $27.6 million that do not expire and federal tax credits of $0.8 million available to offset tax liabilities that begin to expire in 2038. The Company also has gross state NOLs of $27.7 million and state tax credits of $0.1 million which are available to offset state tax liabilities. The state NOLs begin to expire in 2038 and the state tax credits do not expire.

The Company has not completed a study to determine whether an ownership change per the provisions of Section 382 of the Internal Revenue Code, as well as similar state provisions, has occurred. Utilization of its net operating loss and income tax credit carryforwards may be subject to a substantial annual limitation due to ownership changes that may have occurred or that could occur in the future. These ownership changes may limit the amount of the net operating loss and income tax credit carryover that can be utilized annually to offset future taxable income. In general, an “ownership change” as defined by Section 382 of the Internal Revenue Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding shares of a company by certain shareholders.

In March 2020, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was enacted and signed into law and GAAP requires recognition of the tax effects of new legislation during the reporting period that includes the enactment date. The CARES Act, includes changes to the tax provisions that benefits business entities, and makes certain technical corrections to the 2017 Tax Cuts and Jobs Act. The tax relief measures for businesses include a five-year net operating loss carryback, suspension of annual deduction limitation of 80% of taxable income from net operating losses generated in a tax year beginning after December 31, 2017, changes in the deductibility of interest, acceleration of alternative minimum tax credit refunds, payroll tax

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

relief, and a technical correction to allow accelerated deductions for qualified improvement property. The Act also provides other non-tax benefits to assist those impacted by the pandemic. The Company evaluated the impact of the CARES Act and determined that there was no material impact.

Uncertain tax positions

In accordance with authoritative guidance, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

The following table reconciles the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2020 (in thousands):

2020
Gross unrecognized tax benefits at the beginning of the year	$2
Additions from tax positions taken in the current year	186

Gross unrecognized tax benefits at end of the year	$188

Of the total unrecognized tax benefits at December 31, 2020, no amount will impact the Company’s effective tax rate due to the Company’s full valuation allowance. The Company does not anticipate that there will be a substantial change in unrecognized tax benefits within the next 12 months.

The Company recognizes interest and penalties related to unrecognized tax positions within the income tax expense line in the accompanying consolidated statements of operations and comprehensive loss. There were no accrued interest and penalties associated with uncertain tax positions as of December 31, 2019 or December 31, 2020.

The Company files income tax returns in the U.S. federal and California tax jurisdictions. The federal and state income tax returns from inception to December 31, 2020 remain subject to examination.

14. Defined contribution plan

The Company maintains an employee savings plan pursuant to Section 401(k) of the Internal Revenue Code. All employees are eligible to participate provided that they meet the requirements of the plan. The Company has elected to not make matching contributions under the plan.

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

15. Net loss per share

Net loss per share

Basic and diluted net loss per share attributable to common shareholders is calculated as follows (in thousands except share and per share amounts):

	Year ended December 31,
	2019	2020
Net loss and comprehensive loss	$(16,984)	$(43,843)
Net loss attributable to redeemable convertible noncontrolling interest	(4,350)	(3,336)

Net loss attributable to Day One Biopharmaceuticals Holding Company, LLC members	(12,634)	(40,507)

Net loss per share attributable to Day One Biopharmaceuticals Holding Company, LLC members, basic and diluted	$(2.13)	$(7.33)

Weighted-average number of shares used in computing net loss per share, basic and diluted	5,924,640	5,529,519

The following outstanding potentially dilutive securities have been excluded from the calculation of diluted net loss per share, as their effect is anti-dilutive:

	Year ended December 31,
	2019	2020
Redeemable convertible preferred shares	12,502,752	22,851,257
Incentive shares	1,488,421	4,112,017
Unvested common shares	775,007	193,766

Total	14,766,180	27,157,040

16. Redeemable noncontrolling interest

DOT Therapeutics-1, Inc., the Company’s subsidiary, issued Series A redeemable convertible preferred shares to Takeda for the Takeda Assets Agreement (Note 7). The Company concluded that it represents a redeemable noncontrolling interest.

The Company adjusts the carrying value of redeemable noncontrolling interest to allocate net losses of the subsidiary to Takeda. Transfers to and from the redeemable noncontrolling interest represent changes in ownership and the allocation of Series A redeemable convertible preferred shares issuance costs issued by the subsidiary. Changes from net income attributable to the company and transfers from redeemable noncontrolling interests were $3.6 million during 2020.

17. Subsequent events

The Company has reviewed and evaluated subsequent events as of December 31, 2020 through May 24, 2021, the date that the consolidated financial statements were available to be issued.

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Consolidated Financial Statements

In February 2021, the Board restated the Operating Agreement to increase the number of common shares authorized to 39,525,000 shares, increase the number of authorized incentive shares to 8,924,177 shares, to sets the authorized number of the Company’s preferred shares to 32,489,398 shares, and to designate 9,638,141 shares of the authorized preferred shares as a new class of Series B redeemable convertible preferred shares. The Company also increased the authorized number of managers on the Board from six managers to seven.

In February 2021, the Company issued 9,638,141 Series B redeemable convertible preferred shares at $13.488 per share in the new private financing for gross cash proceeds of $130.0 million.

In February 2021, Day One Biopharmaceuticals, Inc., the Company’s subsidiary, entered into the license agreement (the “MRKDG License Agreement”), with Merck KGaA, a pharmaceutical corporation located in Darmstadt, Germany (“Merck KGaA, Darmstadt, Germany”). Under the MRKDG License Agreement, Merck KGaA, Darmstadt, Germany granted to Day One Biopharmaceuticals, Inc., an exclusive license, with the right to grant sublicenses through multiple tiers for us to research, develop, manufacture and commercialize products containing and comprising the pimasertib and MSC2015103B compounds. The Company paid an upfront payment of $8.0 million to Merck KGaA, Darmstadt, Germany and may pay additional payments of up to $367.0 million based upon the achievement of specified development, regulatory, and commercial milestones, as well a high, single-digit royalty percentage on future sales resulting from the development of these licensed compounds, if any.

On May 4, 2021, the Company entered into a Stock Exchange Agreement with Millennium Pharmaceuticals, Inc. an affiliate of Takeda. Pursuant to the terms of the Millennium Stock Exchange Agreement and the Plan of Conversion, Millennium Pharmaceuticals, Inc. agreed to exchange 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1, Inc., the Company’s subsidiary, for 6,470,382 shares of the Company’s common stock pursuant to and contingent upon the effectiveness of the Conversion, and subject to the satisfaction of the other terms and conditions of the Millennium Stock Exchange Agreement.

Day One Biopharmaceuticals Holding Company, LLC

Condensed Consolidated Balance Sheets

(unaudited)

(in thousands, except share amounts)	December 31, 2020	March 31, 2021

Assets

Current assets:
Cash and cash equivalents	$43,728	$154,870
Prepaid expenses and other current assets	1,343	3,885

Total current assets	45,071	158,755

Property and equipment, net	77	72
Operating lease right-of-use asset	406	363
Deposits and other long-term assets	107	1,690

Total assets	45,661	160,880

Liabilities, redeemable convertible preferred shares, redeemable convertible noncontrolling interest and members’ deficit

Current liabilities:
Accounts payable	$202	$686
Accrued expenses and other current liabilities	1,596	2,181
Current portion of operating lease liabilities	198	199

Total current liabilities	1,996	3,066

Operating lease liabilities, long-term	204	159

Total liabilities	2,200	3,225

Commitments and contingencies (Note 8)
Redeemable convertible preferred shares, 22,851,257 shares authorized, issued and outstanding at December 31, 2020; 32,489,398 shares authorized, issued and outstanding at March 31, 2021	91,964	221,721
Redeemable convertible noncontrolling interest	5,702	4,783

Members’ deficit
Common shares, 28,887,127 shares authorized, and 6,035,869 issued and outstanding at December 31, 2020; 39,525,000 shares authorized and 6,035,869 shares issued and outstanding at March 31, 2021	2,000	2,000
Incentive shares, 4,312,540 shares authorized and 4,112,017 shares issued and outstanding at December 31, 2020; 8,924,177 shares authorized and 4,986,352 shares issued and outstanding at March 31, 2021	637	1,175
Accumulated deficit	(56,842)	(72,024)

Total members’ deficit	(54,205)	(68,849)

Total liabilities, redeemable convertible preferred shares, redeemable convertible noncontrolling interest and members’ deficit	$45,661	$160,880

See accompanying notes to the condensed consolidated financial statements.

Day One Biopharmaceuticals Holding Company, LLC

Condensed Consolidated Statements of Operations and Comprehensive Loss

(unaudited)

	Quarter Ended March 31,
(in thousands, except share and per share amounts)	2020	2021

Operating expenses:
Research and development	$961	$12,632
General and administrative	808	3,454

Total operating expenses	1,769	16,086

Loss from operations	(1,769)	(16,086)

Interest expense	(3)	(7)
Other expense	(2)	(8)
Changes in fair value of derivative tranches liability	(218)	—

Net loss and comprehensive loss	(1,992)	(16,101)
Net loss attributable to redeemable convertible noncontrolling interests	(457)	(919)

Net loss attributable to Day One Biopharmaceuticals Holding Company, LLC members	$(1,535)	$(15,182)

Net loss per share, basic and diluted	$(0.29)	$(2.58)

Weighted-average number of common shares used in computing net loss per share, basic and diluted	5,310,985	5,892,145

See accompanying notes to the condensed consolidated financial statements.

Day One Biopharmaceuticals Holding Company, LLC

Condensed Consolidated Statements of Redeemable Convertible Preferred Shares, Redeemable Noncontrolling Interest and Members’ Deficit

(unaudited)

	Redeemable Convertible Preferred Shares		Redeemable Noncontrolling Interest	Common Shares		Incentive Shares		Accumulated Deficit	Total Members’ (Deficit)
(in thousands, except share amounts)	Shares	Amount		Shares	Amount	Shares	Amount
Balance at December 31, 2019	12,502,752	$30,504	$5,487	6,035,869	$2,000	1,488,421	$111	$(12,784)	$(10,673)

Issuance of incentive shares	—	—	—	—	—	528,211	—	—	—
Cancellations of incentive shares	—	—	—	—	—	(477,582)	—	—	—
Share-based compensation expense	—	—	—	—	—	—	59	—	59
Net loss attributable to redeemable convertible noncontrolling interest	—	—	(457)	—	—	—	—	—	—

Net loss attributable to Day One Biopharmaceuticals Holding Company, LLC members	—	—	—	—	—	—	—	(1,535)	(1,535)

Balance at March 31, 2020	12,502,752	$30,504	$5,030	6,035,869	$2,000	1,539,050	$170	$(14,319)	$(12,149)

	Redeemable Convertible Preferred Shares		Redeemable Noncontrolling Interest	Common Shares		Incentive Shares		Accumulated Deficit	Total Members’ (Deficit)
	Shares	Amount		Shares	Amount	Shares	Amount
Balance at December 31, 2020	22,851,257	$91,964	$5,702	6,035,869	$2,000	4,112,012	$637	$(56,842)	$(54,205)

Issuance of Series B redeemable convertible preferred shares for cash, net of issuance costs of $243	9,638,141	129,757	—	—	—	—	—	—	—
Share-based compensation expenses	—	—	—	—	—	—	538	—	538
Issuance of incentive shares	—	—	—	—	—	874,335	—	—	—
Net loss attributable to redeemable noncontrolling interest	—	—	(919)	—	—	—	—	—	—

Net loss attributable to Day One Biopharmaceuticals Holding Company, LLC members	—	—	—	—	—	—	—	(15,182)	(15,182)

Balance at March 31, 2021	32,489,398	$221,721	$4,783	6,035,869	$2,000	4,986,352	$1,175	$(72,024)	$(68,849)

See accompanying notes to the condensed consolidated financial statements.

Day One Biopharmaceuticals Holding Company, LLC

Condensed Consolidated Statements of Cash Flows

(unaudited)

	Quarter Ended March 31,
	2020	2021

Cash flows from operating activities
Net loss	$(1,993)	$(16,101)

Adjustments to reconcile net loss to net cash used in operating activities:
In-process research and development expense	—	8,000
Share-based compensation expense	59	538
Depreciation and amortization expense	—	5
Amortization of operating right-of-use assets	14	44
Non-cash interest expense	3	7
Changes in derivative tranches liabilities	218	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(152)	(2,542)
Deposits and other long-term assets	(71)	(26)
Accounts payable	43	484
Accrued expenses and other current liabilities	(183)	(101)
Operating lease liabilities	(23)	(51)

Net cash used in operating activities	(2,085)	(9,743)

Cash flows from investing activities
Purchases of property and equipment	(88)
Payments for in-process research and development expense		(8,000)

Cash used in investing activities	(88)	(8,000)

Cash flows from financing activities
Proceeds from issuance of Series B redeemable convertible preferred shares, net of issuance costs	—	129,757
Payments of financing issuance costs	—	(872)

Net cash provided by financing activities	—	128,885

Net (decrease) increase in cash and cash equivalents	(2,173)	111,142

Cash and cash equivalents, beginning of period	27,332	43,728

Cash and cash equivalents, end of period	$25,159	$154,870

Supplemental disclosures of noncash activities
Right of use asset capitalization	$545	$—
Deferred financing issuance costs in accrued liabilities	$—	$686

See accompanying notes to the condensed consolidated financial statements.

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Condensed Consolidated Financial Statements

(unaudited)

1. Description of business, organization and liquidity

Organization and Business

The Company is a clinical-stage biopharmaceutical company dedicated to developing and commercializing targeted therapies for patients of all ages with genetically defined cancers. Initially, the Company focuses its clinical development efforts on pediatric patients living with cancer, a vulnerable population that has been underserved in the recent revolution in targeted therapeutics and immuno-oncology. The Company’s lead product candidate, DAY101, is an oral, brain-penetrant, highly-selective type II pan-RAF kinase inhibitor. The Company was formed as a limited liability company under the laws of the State of Delaware in November 2018, under the name Hero Therapeutics Holding Company, LLC. Subsequently, the Company changed its name to Day One Therapeutics Holding Company, LLC in December 2018 and to Day One Biopharmaceuticals Holding Company, LLC in March 2020. The Company has two subsidiaries: Day One Biopharmaceuticals, Inc. (formerly Hero Therapeutics Inc. and renamed to DOT Therapeutics -2, Inc. in April 2021)), a wholly owned subsidiary incorporated in Delaware in November 2018, and DOT Therapeutics-1, Inc., a majority-owned subsidiary incorporated in Delaware in December 2019.

Liquidity

The Company has incurred significant operating losses since inception and has relied primarily on private equity and convertible note financings to fund its operations. On March 31, 2021, the Company had an accumulated members’ deficit of $72.0 million. The Company expects to continue to incur substantial losses, and its ability to achieve and sustain profitability will depend on the successful development, approval and commercialization of product candidates and on the achievement of sufficient revenues to support its cost structure. The Company may never achieve profitability, and unless and until then, the Company will need to continue to raise additional capital. Management expects that existing cash and cash equivalents of $154.9 million as of March 31, 2021, which includes the $130.0 million received in February 2021 in connection with its Series B redeemable convertible preferred shares private financing will be sufficient to fund its current operating plan for at least the next 12 months from the date of issuance of these condensed consolidated financial statements.

On May 23, 2021, the Company’s Board approved an amendment the Company’s Operating Agreement to effect a forward split of the Company’s shares at a 2.325-for-1 ratio (the “Stock Split”). The Stock Split became effective on May 23, 2021, upon approval by the Company’s members. All issued and outstanding common shares, redeemable convertible preferred shares, incentive shares and per share amounts contained in the consolidated financial statements have been retroactively adjusted to reflect this Stock Split for all periods presented.

COVID-19 pandemic

In March 2020, the World Health Organization declared the global novel coronavirus disease 2019, or COVID-19, outbreak a pandemic. The global COVID-19 pandemic continues to evolve rapidly, and we will continue to monitor it closely. While the Company’s operations have not been significantly impacted by the COVID-19 pandemic, it cannot at this time predict the specific extent, duration, or full impact that the COVID-19 pandemic

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Condensed Consolidated Financial Statements

(unaudited)

will have on its business, financial condition and operations, including ongoing and planned clinical trials and clinical development timelines. The impact of the COVID-19 pandemic on the Company’s financial performance will depend on future developments, including the duration and spread of the pandemic, its impact on the Company’s clinical trial enrollment, trial sites, clinical research organizations, contract manufacturing organizations, and other third parties with whom the Company does business, its impact on regulatory authorities and its key scientific and management personnel, progress of vaccination and related governmental advisories and restrictions. These developments and the impact of the COVID-19 pandemic on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s business may be materially adversely affected.

2. Summary of significant accounting policies

There have been no changes to the significant accounting policies as disclosed in Note 2 to the Company’s annual consolidated financial statements for the years ended December 31, 2019 and 2020 included elsewhere in this prospectus, except as noted below.

Basis of presentation

The accompanying condensed consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company’s subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

In the Company’s management opinion, the information furnished in these unaudited condensed consolidated financial statements reflect all adjustments, all of which are of a normal and recurring nature, necessary for a fair presentation of the financial position and results of operations for the reported interim periods. The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The results of operations for interim periods are not necessarily indicative of results to be expected for the full year or any other interim period.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of expenses during the reporting period. Significant estimates and assumptions made in the accompanying condensed consolidated financial statements include, but are not limited to, the fair value of the redeemable convertible preferred shares, the fair value of the common shares, the fair value of the derivative tranches liability, the valuation of share-based awards, the valuation of deferred tax assets and income tax

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Condensed Consolidated Financial Statements

(unaudited)

uncertainties, and accruals for research and development activities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable. Actual results may differ from those estimates or assumptions.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. As of December 31, 2020, the Company did not have any cash equivalents and cash was held in checking accounts. As of March 31, 2021, cash equivalents include investments in money market funds.

Deferred finance issuance costs

Deferred finance issuance costs, consisting of legal, accounting, audit and filing fees relating to in-process equity financings, including the Company’s initial public offering (“IPO”), are capitalized. The deferred issuance costs will be offset against offering proceeds upon the completion of the financing or the offering. In the event the financing or the offering is terminated or delayed, deferred issuance costs will be expensed immediately as a charge to general and administrative expenses in the condensed consolidated statements of operations and comprehensive loss. As of December 31, 2020 the Company capitalized $36,000 in deferred issuance costs related to its Series B redeemable convertible preferred share private financing. As of March 31, 2021, the Company capitalized $1.6 million of IPO related costs.

Emerging growth company status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these condensed consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

As described in “Recently Adopted Accounting Pronouncements” below, the Company early adopted multiple accounting standards, as the JOBS Act does not preclude an emerging growth company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. The Company expects to use the extended transition period for any other new or revised accounting standards during the period in which it remains an emerging growth company.

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326). ASU 2016-13 requires measurement and recognition of expected credit losses for financial assets. In April 2019, the FASB issued clarification to ASU 2016-13 within ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. The guidance will become effective for the Company for

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Condensed Consolidated Financial Statements

(unaudited)

fiscal years beginning after December 15, 2022, with early adoption permitted. Effective January 1, 2021, the Company adopted ASU 2016-13 and the adoption did not have any impact on the Company’s condensed consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. ASU 2019-12 is effective for fiscal years beginning after December 15, 2021. Most amendments within the standard are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company is currently evaluating the impacts that ASU 2019-12 will have on the condensed consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU No. 2020-06 (“ASU 2020-06”) Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred shares. Limiting the accounting models will result in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The guidance will become effective for the Company for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than December 15, 2020 including interim periods within that year. The Company is currently evaluating the impact that ASU 2016-13 will have on the condensed consolidated financial statements and related disclosures.

3. Fair value measurements

The financial instruments of the Company measured at fair value on a recurring basis are included in cash and cash equivalents. U.S. government money market funds were valued by the Company based on quoted market prices, which represent a Level 1 measurement within the fair value hierarchy.

Financial assets and liabilities measured on a recurring basis

The following table sets forth the Company’s financial instruments as of December 31, 2020 and March 31, 2021, which are measured at fair value on a recurring basis by level within the fair value hierarchy. These are classified based on the lowest level of input that is significant to the fair value measurement (in thousands):

	March 31, 2021
	Total	Level 1	Level 2	Level 3
Money market funds	$152,870	$152,870	$—	$—

As of December 31, 2020, the Company did not have any money market funds.

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Condensed Consolidated Financial Statements

(unaudited)

There were no transfers between Level 1, Level 2 or Level 3 categories in the quarters ended March 31, 2020 or 2021.

4. Prepaid expenses and other current assets

Prepaid and other current assets consisted of the following (in thousands):

	December 31, 2020	March 31, 2021
Prepaid research and development expenses	$1,259	$770
Prepaid milestone payment	—	3,000
Other prepaid expenses and other assets	84	115

Total prepaid expenses and other current assets	$1,343	$3,885

5. Property and equipment, net

Property and equipment, net, consisted of the following (in thousands):

	December 31, 2020	March 31, 2021
Furniture and fixtures	$78	$78
Leasehold improvements	15	14
Less: accumulated depreciation and amortization	(16)	(20)

Property and equipment, net	$77	$72

Depreciation and amortization expense was immaterial for the three months ended March 31, 2020 and 2021.

6. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31, 2020	March 31, 2021
Accrued payroll related expenses	$717	$347
Accrued research and development expenses	554	788
Accrued professional service expenses	298	353
Deferred issuance costs	—	686
Other	27	7

Total accrued expenses and other current liabilities	$1,596	$2,181

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Condensed Consolidated Financial Statements

(unaudited)

7. Significant agreements

License agreement with Merck KGaA, Darmstadt, Germany

On February 10, 2021, Day One Biopharmaceuticals, Inc., the Company’s subsidiary, entered into a license agreement (the “MRKDG License Agreement”), with Merck KGaA, Darmstadt, Germany, a pharmaceutical corporation located in Darmstadt, Germany (“Merk KGaA, Darmstadt, Germany”). Under the MRKDG License Agreement, Merk KGaA, Darmstadt, Germany granted to the Company an exclusive worldwide license, with the right to grant sublicenses through multiple tiers, under specified patent rights and know-how for the Company to research, develop, manufacture, and commercialize products containing and comprising the pimasertib and MSC2015103B compounds. The Company also received clinical inventories supplies to use in its research and development activities. The Company’s exclusive license grant is subject to a non-exclusive license granted by Merck KGaA, Darmstadt, Germany’s affiliate to a cancer research organization and Merk KGaA, Darmstadt, Germany retains the right to conduct, directly or indirectly, certain ongoing clinical studies relating to pimasertib.

Under the MRKDG License Agreement, the Company has obligations to use commercially reasonable efforts to develop and commercialize at least two licensed products in at least two specified major market countries by the year 2029.

In consideration for the rights granted under the MRKDG License Agreement and clinical supplies, the Company made an upfront payment of $8.0 million, which was recorded as research and development expenses, as the technology does not have an alternative future use and supplies are used for research activities. The Company may also be required to make additional payments of up to $367.0 million based upon the achievement of specified development, regulatory, and commercial milestones, as well a high, single-digit royalty percentage on future net sales of licensed products, if any. Milestones and royalties are contingent upon future events and will be recorded when the milestones are achieved and when payments are due.

The term of the MRKDG License Agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the expiration of the Company’s obligation to pay royalties to the licensor with respect to such licensed product in such country and will expire in its entirety upon the expiration of all of the Company’s payment obligations with respect to all licensed products and all countries under the MRKDG License Agreement.

Takeda assets purchase agreement

On December 16, 2019, DOT-1 Therapeutics, Inc., the majority owned subsidiary (“DOT-1”), entered into an asset purchase agreement (the “Takeda Asset Agreement”), with Millennium Pharmaceuticals, Inc., an affiliate of Takeda Pharmaceutical Company Limited (“Takeda”). Pursuant to the Takeda Asset Agreement, DOT-1 purchased certain technology rights and know-how related to TAK-580 (which is now DAY101) that provides new approach for treating patients with primary brain tumors or brain metastases of solid tumors. DOT-1 also received clinical inventories supplies to use in the Company’s research and development activities of such RAF-inhibitor and an assigned investigator clinical trial agreement. Takeda also assigned to DOT-1 its exclusive license agreement, or the Viracta License Agreement, with Sunesis Pharmaceuticals, Inc. (which recently merged with Viracta), or Viracta. Takeda also granted DOT-1 a worldwide, sublicensable exclusive license under specified patents and know-how and non-exclusive license under other patents and know-how generated by Takeda under the Takeda Asset Agreement. The Company also granted Takeda a grant back license, as defined

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Condensed Consolidated Financial Statements

(unaudited)

in the agreement, which is terminable either automatically or by DOT-1 in the event Takeda does not achieve specified development milestones within the applicable timeframes set forth under the Takeda Asset Agreement.

In consideration for the sale and assignment of assets and the grant of the license under the Takeda Asset Agreement, DOT-1 made an upfront payment of $1.0 million in cash and issued 9,857,143 shares of Series A redeemable convertible preferred stock in DOT-1. The fair value of issued shares was estimated as $9.9 million, based on the price paid by other investors for issued shares in the Series A financing of DOT-1 Therapeutics, Inc. To the extent activities by Takeda with respect to its exploitation of a product containing DAY101 in its field triggers a milestone under the Viracta License Agreement, Takeda will, at DOT-1 election, pay such milestone directly to Viracta.

The term of the Takeda Asset Agreement will expire on a country-by-country basis upon expiration of all assigned patent rights and all licensed patent rights in such country.

Viracta license agreement

On December 16, 2019, DOT-1 amended and restated the Viracta License Agreement that was assigned pursuant to the Takeda Asset Agreement. Under the Viracta License Agreement, DOT-1 received a worldwide exclusive license under specified patent rights and know-how to develop, use, manufacture, and commercialize products containing compounds binding the RAF protein family.

DOT-1 paid $2.0 million upfront in cash to Viracta, which was recorded as research and development expenses. DOT-1 made a milestone payment of $3.0 million to Viracta in February 2021 which is recorded as prepaid expenses and other current assets in the condensed consolidated balance sheet as of March 31, 2021, until the first patient is enrolled in the clinical trial and the milestone is met. DOT-1 is also required to make additional milestone payments of up to $54 million upon achievement of specified development and regulatory milestones for each licensed product in two indications, with milestones payable for the second indication to achieve a specified milestone event being lower than milestones payable for the first indication. Additionally, if DOT-1 obtains a priority review voucher with respect to a licensed product and sell such priority review voucher to a third party or use such priority review voucher, DOT-1 is obligated to pay Viracta a specified percentage in the mid-teen digits of all net consideration received from any such sale or of the value of such used priority review voucher, as applicable. Commencing on the first commercial sale of a licensed product in a country, DOT-1 is obligated to pay tiered royalties ranging in the mid-single-digit percentages on net sales of licensed products, if any. The obligation to pay royalties will end on a country-by-country and licensed product-by-licensed product basis commencing on the first commercial sale in a country and continuing until the later of: (i) the expiration of the last valid claim of the Viracta licensed patents, jointly owned collaboration patents or specified patents owned by the Company covering the use or sale of such product in such country, (ii) the expiration of the last statutory exclusivity pertaining to such product in such country or (iii) the tenth anniversary of the first commercial sale of such product in such country. No milestones were achieved and recorded as of March 31, 2021 and December 31, 2020.

The term of the Viracta License Agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the expiration of the Company’s obligation to pay royalties to Viracta with

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Condensed Consolidated Financial Statements

(unaudited)

respect to such product in such country. DOT-1 has the right to terminate the Viracta License Agreement with respect to any or all of the licensed products at will upon a specified notice period.

8. Commitments and contingencies

Leases

The Company entered into a lease agreement for its corporate office facility in South San Francisco, California in March 2020, which expires in three years. The Company can extend the lease term for additional three years at market rates upon the notice of extension. The Company is obligated to pay monthly rent expense and its pro rata share of utilities, common area maintenance expenses and property taxes. The landlord also provided an allowance of $10,000 for any tenant improvements. The Company concluded that it is an operating lease. Common area expenses are a non-lease component and a variable consideration and included in operating expenses as incurred. The extension period has not been included in the determination of the ROU asset or the lease liability for operating leases as the Company concluded that it is not reasonably certain that it would exercise this option.

The Company determined the lease IBR based on the information available at the applicable lease commencement date as the Company’s lease did provide an implicit rate. The IBR is determined by using the rate of interest that the Company would pay to borrow on a collateralized basis an amount equal to the lease payments for a similar term and in a similar economic environment where the asset is located. The Company determined the amounts of its lease liabilities using an IBR of 8%. As of March 31, 2021, the remaining lease term was 1.92 years.

The Company’s lease does not require any contingent rental payments, impose financial restrictions, or contain any residual value guarantees.

Amortization of right-of-use assets is recognized on a straight-line basis over the applicable lease term. Amortization was $14,000 and $44,000 for the quarters ended March 31, 2020 and 2021, respectively. Cash paid for amounts included in the measurement of operating lease liabilities was $23,000 and $51,000 for the quarters ended March 31, 2020 and 2021, respectively. Variable payments expensed during the quarters ended March 31, 2020 and 2021 were immaterial.

As of March 31, 2021, the future lease obligations were as follows (in thousands):

Remaining nine months in 2021	$154
2022	212
2023	18

Total future minimum lease payments	384
Less: Imputed interest	(26)

Present value of operating lease liabilities	$358

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Condensed Consolidated Financial Statements

(unaudited)

Research and development agreements

The Company enters into contracts in the normal course of business with clinical research organizations for clinical trials, with contract manufacturing organizations for clinical supplies manufacturing and with other vendors for preclinical studies, supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, with the exception of one vendor with a potential termination fee if a purchase order is cancelled within a specified time and of another vendor where labor costs are non-cancellable after the approval of the project plan. As of December 31, 2020, and March 31, 2021, there were no amounts accrued related to termination and cancellation charges as these are not probable.

License agreements

The Company entered into the license agreements, as disclosed in Note 7, pursuant to which the Company is required to pay milestones contingent upon meeting of specific events. No such milestones were achieved or payable as of December 31, 2020 and March 31, 2021. The Company is required to pay royalties on sales of products developed under these agreements. All products are in development as of December 31, 2020 and March 31, 2021, and no such royalties were due.

Legal proceedings

The Company, from time to time, may be party to litigation arising in the ordinary course of business. The Company is not subject to any material legal proceedings, and to the best of its knowledge, no material legal proceedings are currently pending or threatened.

Indemnification agreements

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for indemnification for certain liabilities. The exposure under these agreements is unknown because it involves claims that may be made against it in the future but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations. The Company also has indemnification obligations to its directors and executive officers for specified events or occurrences, subject to some limits, while they are serving at its request in such capacities. There have been no claims to date and the Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company had not recorded any liabilities for these agreements as of December 31, 2020 and March 31, 2021.

9. Redeemable convertible preferred shares

In February 2021, the Company issued 9,638,141 Series B redeemable convertible preferred shares at a price of $13.488 per share for gross cash proceeds of $130.0 million. The Company incurred issuance costs of $243,000.

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Condensed Consolidated Financial Statements

(unaudited)

In December 2019, the Company issued 10,348,507 Series A redeemable convertible preferred shares at a price of $2.899 per share for gross cash proceeds of $30.0 million and issued 2,154,245 shares upon the conversion of the outstanding convertible note and accrued interest of $2.1 million. The Company incurred issuance costs of $95,000.

In connection with the initial issuance of the Series A redeemable convertible preferred shares, the Company had an obligation to sell an additional 10,348,505 Series A shares at $2.899 per share upon achievement of certain milestones in two tranches. The Company determined that the obligation to sell additional shares is a freestanding financing instrument and a liability. The Company estimated the fair value of the liability to be $1.5 million and recorded it as a reduction to redeemable convertible preferred shares and as a derivative tranche liability in its condensed consolidated balance sheet at the issuance date in December 2019. For the three months ended March 31, 2020, the Company remeasured the derivative tranche liability by $0.2 million.

In November and December 2020, the Board approved the settlement of tranches and the Company issued 10,348,505 shares for gross cash proceeds of $30.0 million. The Company incurred issuance costs of $22,000. As of December 31, 2020, no derivative tranche liabilities were outstanding.

The authorized, issued, and outstanding Series A and Series B redeemable convertible preferred shares as of December 31, 2020 and March 31, 2021 were as follows:

	December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Liquidation Value	Carrying Value
Series A redeemable convertible preferred shares	22,851,257	22,851,257	$66,245	$91,964

	March 31, 2021
	Shares Authorized	Shares Issued and Outstanding	Liquidation Value	Carrying Value
Series A redeemable convertible preferred shares	22,851,257	22,851,257	$66,245	$91,964
Series B redeemable convertible preferred shares	9,638,141	9,638,141	$130,000	$129,757

Series B and Series A redeemable convertible preferred shares have the following rights, preferences and privileges in accordance with the Day One Biopharmaceuticals Holdings, LLC’s Operating Agreement, as amended in February 2021 (the “Operating Agreement”):

Voting rights

The holders of the preferred shares vote together with the holders of the common shares as a single class and on an as converted to common share basis.

Conversion

Series B and Series A redeemable convertible preferred shares are convertible at the option of a holder into common shares at a conversion rate equal to the original purchase price of $13.488 and $2.899, respectively

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Condensed Consolidated Financial Statements

(unaudited)

(subject to anti-dilution and other adjustments in accordance with the Operating Agreement). The Series B and Series A shares automatically convert to common shares at then applicable conversion rate upon written consent of holders of at least 60% of the then outstanding preferred shares and upon the closing of the sale of common shares to the public at a price of at least $13.488 and $9.5484 per share, respectively (subject to appropriate adjustments) in a firm-commitment underwritten public offering resulting in at least $50.0 million of gross proceeds to the Company, provided that common shares are listed for trading on the Nasdaq Stock Market or the New York Stock Exchange.

Anti-dilution and other protective rights

The holders of the Series B and Series A redeemable convertible preferred shares have proportional anti-dilution protection for shares splits, shares dividends and similar recapitalizations. Subject to certain exclusions, anti-dilution price protection for additional sales of securities by the Company for consideration per share less than the applicable conversion rate per share of any series of redeemable convertible preferred shares, shall be on a weighted average basis, as defined in the Operating Agreement.

The Company cannot without the written consent or affirmative vote of the holders of 60% of outstanding redeemable convertible preferred shares, which shall include the written consent or affirmative vote of at least one preferred member who is a holder of solely Series B redeemable convertible preferred shares (a) to create, or authorize, or issue any class or series of capital shares unless the same ranks junior to the redeemable convertible preferred shares with respect to the distribution of assets on the liquidation, dissolution or winding up of the LLC, the payment of dividends and rights of redemption; (b) reclassify, alter or amend any existing security of the LLC that is junior or pari passu with the redeemable convertible preferred shares in distribution of assets on the liquidation, dissolution or winding up of the LLC, payment of dividends or rights of redemption; (c) with certain exceptions, set aside or make any distribution in respect of, or redeem, or pay or declare any dividend, purchase or otherwise acquire any of, the shares or other equity securities; (d) cause any subsidiary to pay or declare any dividend or make any distribution on any shares of capital stock of such subsidiary (unless the same is approved by the Board, which approval must include the affirmative vote, consent or approval of at least two of the preferred managers); (e) effect any merger, consolidation, reclassification, liquidation, dissolution, winding-up, recapitalization, or reorganization or sale or exclusive license of all or substantially all of its assets; (f) amend, alter, repeal or waive any provision of this Agreement or the certificate of formation; (g) increase the number of authorized preferred shares, common shares or incentive shares; (h) acquire any new preclinical or clinical development program/compound or an equity interest in any entity that is not a wholly owned subsidiary of the LLC (unless the same is approved by the Board, which approval must include the affirmative vote, consent or approval of at least two of the preferred managers); (i) issue any security of any subsidiary other than to the LLC (unless the same is approved by the Board, which approval must include the affirmative vote, consent or approval of at least two of the preferred managers); or (j) incur any indebtedness or issue any guaranty of any third-party obligation in an amount greater than $1.0 million (unless the same is approved by the Board, which approval must include the affirmative vote, consent or approval of at least two of the preferred managers), other than ordinary course trade payables, borrowing between the LLC and its subsidiaries or between the LLC’s subsidiaries.

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Condensed Consolidated Financial Statements

(unaudited)

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of redeemable convertible preferred shares are entitled to be paid before any holders of common shares (Note 10) and incentive shares (Note 11), a per share amount equal to the difference between the original issue price and the amount previously distributed to redeemable convertible preferred shares holders in accordance with the distribution provisions in the Operating Agreement, if any. After the preferential payments have been made in full to the holders of redeemable convertible preferred shares, the remaining assets of the Company available for distribution will be distributed among the holders of redeemable convertible preferred shares, common shares and incentive shares, pro rata based on the number of incentive shares and common shares held by each such holder, treating for this purpose all redeemable convertible preferred shares as if they had been converted to common shares immediately prior to such liquidation, dissolution or winding up. No such distributions will be made to the holders of incentive shares in respect to unvested incentive shares, unless it is approved by the Board and include at least two of the preferred members, and until the cumulative amount to be distributed to all shares subsequent to the issuance of incentive share exceeds the amount of such incentive share’s participation threshold.

Distributions preference

Distributions, when determined by the Board, are payable first, to the holders of the redeemable convertible preferred shares, pro rata in proportion to the liquidation preference amounts in respect of the redeemable convertible preferred shares held by such holders; thereafter, to the members in proportion to the number of shares held by such members, on as converted basis; provided, however, that no distributions shall be made to unvested incentive shares and until the cumulative amount to be distributed to all shares subsequent to the issuance of incentive share exceeds the amount of such incentive share’s participation threshold.

Redemption

The Series B and Series A redeemable convertible preferred shares are not redeemable except in the event of certain effected deemed liquidation events. As of December 31, 2020 and March 31, 2021, the Company classified Series B and Series A redeemable convertible preferred shares as temporary equity in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities whose redemption is based upon certain change in control events outside of the Company’s control, including liquidation, sale or transfer of control of the Company. The Company did not adjust the carrying value of the Series B and Series A redeemable convertible preferred shares to the deemed redemption values of such shares since a liquidation event was not probable.

10. Common shares

As of December 31, 2020 and March 31, 2021, the Company was authorized to issue 28,887,127 and 39,525,000 common shares, respectively. Common shares’ holders are entitled to vote and elect one Board member. As of December 31, 2020 and March 31, 2021, the Company had 6,035,869 issued and outstanding common shares. As of December 31, 2020 and March 31, 2021, the Company reserved 22,851,257 and 32,489,398 shares upon conversion of redeemable convertible preferred shares into common shares, respectively.

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Condensed Consolidated Financial Statements

(unaudited)

In November 2018, the Company entered into common shares purchase agreements with two founders of the Company. The individuals purchased a total of 2,790,000 common shares for a total purchase price of $300. Shares vest monthly for two and four years, respectively. Vesting for a certain number of shares was accelerated upon the Company’s closing of its Series A redeemable convertible preferred share financing. The Company also has an option for a period of ninety days after the individual’s employment is terminated either voluntarily or involuntarily to repurchase the unvested common shares at a price that is the lower of the original price per share paid by the founder for such stock or the fair value as of the date of such repurchase. As of December 31, 2020, and March 31, 2021, there were 193,766 and 48,456 shares unvested, respectively.

11. Incentive shares and share-based compensation

The Company grants incentive shares under the Incentive Share Plan and is authorized to issue 8,924,177 incentive shares as of March 31, 2021. Incentive shares are a separate non-voting class of shares that participate in distributions only after incentive shares vest, unless it is approved by the Board and include at least two of the preferred members, and a participation threshold is met. The incentive shares represent profits interests in the Company, which is an interest in the increase in the Company’s value over the participation threshold, as defined in the Operating Agreement and as determined at the time of grant. A holder of incentive share has the right to participate in distributions of profits only in excess of the participation threshold. The participation threshold is based on the valuation of the Company’s common shares on or around the grant date.

The Company grants incentive shares to employees and non-employees, which generally vest over a four-year period with cliff vesting for the first year. The Board approves vesting terms and conditions of each award and can accelerate vesting of incentive shares on an award-by-award basis. Vesting of incentive shares is accelerated for all unvested shares upon a termination of services without cause within 12 months after the consummation of a change of control transaction.

The fair value of the incentive shares is estimated using an option pricing model with the following assumptions:

	Quarter Ended March 31,
	2020	2021
Common share fair value	$0.81 – 0.85	$6.36 – 7.51
Participating threshold	0.27	6.36
Risk free rate	0.30%	0.14%
Volatility	78.00%	72.90%
Time to liquidity (in years)	3.3	0.20 – 1.80
Grant date fair value	$0.71	$4.52

The Company used the option pricing model to estimate the fair value of each incentive shares award on the date of grant. The members’ equity value was based on a recent enterprise valuation analysis performed and common share fair value. The participation threshold amounts are determined by the Board at the time of grant. The expected life of the awards granted during the period was determined based on an expected time to the liquidation event. The Company applied the risk-free interest rate based on the U.S. Treasury yield in effect at the time of the grant consistent with the life of the award. The expected volatility is based on a peer group in

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Condensed Consolidated Financial Statements

(unaudited)

the industry in which the Company does business consistent with the expected time to liquidity. The dividend yield was set at zero as the underlying security does not and is not expected to pay a dividend.

Fair value of common share

Management’s approach to estimate the fair value of the common share is consistent with the methods outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), considering a number of objective and subjective factors including: valuations of common shares performed with the assistance of independent third-party valuation specialists; the Company’s stage of development and business strategy, including the status of research and development efforts, and the material risks related to the business and industry; the Company’s results of operations and financial position, including levels of available capital resources; the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies; the lack of marketability of the common shares; the prices of redeemable convertible preferred shares sold to investors in arm’s length transactions and the rights, preferences, and privileges of the Company’s redeemable convertible preferred shares relative to those of common shares; the likelihood of achieving a liquidity event for the holders of the common and redeemable convertible preferred shares, such as an initial public offering or a sale, given prevailing market conditions. The fair value of the common shares is approved by the Board until such time as the Company shares are listed on an established stock exchange or national market system.

The incentive shares have been classified as equity awards and share-based compensation expense is based on the grant date fair value of the award.

The following table provides a summary of the stock option activity:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2020	4,112,017	$1.26
Granted	874,335	$4.52
Outstanding at March 31, 2021	4,986,352	$1.83

Share-based compensation expense recorded in the accompanying condensed consolidated statements of operations and comprehensive loss is as follows (in thousands):

	Quarter Ended March 31,
	2020	2021
Research and development expense	$15	$119
General and administrative expense	44	419

Total share-based compensation expense	$59	$538

As of March 31, 2021, there was $8.0 million of total unrecognized compensation expense related to 4,274,709 unvested incentive shares. The expense is expected to be recognized over a weighted-average period of 2.21 years.

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Condensed Consolidated Financial Statements

(unaudited)

12. Income taxes

Day One Biopharmaceuticals Holdings Company, LLC is treated as a partnership for tax purposes, and thus, not subject to income taxes. With respect to the Company’s consolidated subsidiaries, these entities are treated as corporations for tax purposes and are subject to income taxes which have been included in the consolidated financial statements. The is no income tax expense recognized during the three months ended March 31, 2020 and 2021 as the consolidated subsidiaries continue to generate operating losses and tax losses.

13. Defined contribution plan

The Company maintains an employee savings plan pursuant to Section 401(k) of the Internal Revenue Code. All employees are eligible to participate provided that they meet the requirements of the plan. The Company has elected to not make matching contributions under the plan.

14. Net loss per share

Net Loss Per Share

Basic and diluted net loss per share attributable to common shareholders is calculated as follows (in thousands except share and per share amounts):

	Quarter Ended March 31,
	2020	2021
Net loss and comprehensive loss	$(1,992)	$(16,101)
Net loss attributable to redeemable convertible noncontrolling interest	(457)	(919)

Net loss attributable to Day One Biopharmaceuticals Holding Company, LLC members	(1,535)	(15,182)

Net loss per share attributable to Day One Biopharmaceuticals Holding Company, LLC members, basic and diluted	$(0.29)	$(2.58)

Weighted-average number of shares used in computing net loss per share, basic and diluted	5,310,895	5,892,145

The following outstanding potentially dilutive securities have been excluded from the calculation of diluted net loss per share, as their effect is anti-dilutive:

	Quarter Ended March 31,
	2020	2021
Redeemable convertible preferred shares	12,502,752	32,489,398
Incentive shares	1,539,050	4,986,352
Unvested common shares	629,696	48,456

	14,671,498	37,524,206

Day One Biopharmaceuticals Holding Company, LLC

Notes to the Condensed Consolidated Financial Statements

(unaudited)

15. Redeemable noncontrolling interest

DOT Therapeutics-1, Inc., the Company’s subsidiary, issued Series A redeemable convertible preferred shares to Takeda for the Takeda Assets Agreement (Note 7). The Company concluded that it represents a redeemable noncontrolling interest.

The Company adjusts the carrying value of redeemable noncontrolling interest to allocate net losses of the subsidiary to Takeda. Transfers to and from the redeemable noncontrolling interest represent changes in ownership and the allocation of Series A redeemable convertible preferred shares issuance costs issued by the subsidiary.

16. Subsequent events

The Company has evaluated subsequent events for recognition or disclosure through the filing date of these condensed consolidated financial statements with the U.S. Securities and Exchange Commission on May 26, 2021.

On May 4, 2021, the Company entered into a Stock Exchange Agreement with Millennium Pharmaceuticals, Inc. an affiliate of Takeda. Pursuant to the terms of the Millennium Stock Exchange Agreement and the Plan of Conversion, Millennium Pharmaceuticals, Inc. agreed to exchange 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1, Inc., the Company’s subsidiary, for 6,470,382 shares of the Company’s common stock pursuant to and contingent upon the effectiveness of the Conversion, and subject to the satisfaction of the other terms and conditions of the Millennium Stock Exchange Agreement.

10,000,000 shares

Common stock

Prospectus

J.P. Morgan	Cowen	Piper Sandler

Wedbush PacGrow

                , 2021

Part II

Information not required in the prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Approval, or FINRA, filing fee and the Nasdaq Global Market listing fee:

Amount paid or to be paid
SEC registration fee	$20,075
FINRA filing fee	28,100
The Nasdaq Global Select Market listing fee	290,000
Printing and engraving expenses	500,000
Legal fees and expenses	1,600,000
Accounting fees and expenses	1,500,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous expenses	51,825

Total	$4,000,000

Item 14. Indemnification of directors and officers

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

As permitted by the DGCL, the Registrant’s restated certificate of incorporation to be effective in connection with the completion of this offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the Registrant’s restated bylaws to be effective in connection with the completion of this offering provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the DGCL;

•

the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

Prior to the completion of this offering, the Registrant intends to enter into new indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. Reference is also made to the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant intends to have directors’ and officers’ liability insurance for securities matters prior to the completion of this offering.

Item 15. Recent sales of unregistered securities

The following lists set forth information regarding all securities sold or granted by the Registrant from the Registrant’s formation in November 1, 2018 through the date of this prospectus that were not registered under the Securities Act, and the consideration, if any, received by the Registrant for such securities:

(a) Incentive shares

From November 1, 2018 and through April 15, 2021, the Registrant has granted to its employees, directors, consultants and other service providers an aggregate of 5,181,519 incentive shares under the Company’s Incentive Share Plan, 341,441 of which were granted as capital interests without a participation threshold, and 4,840,078 of which were granted as profits interests with participation thresholds from approximately $0.000041 to $16.12 per share. The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans.

(b) Preferred shares

In an initial closing and two milestone closings in December 2019, November 2020 and December 2020, respectively, the Registrant issued and sold to three accredited investors an aggregate of 22,851,257 Series A redeemable convertible preferred shares at a purchase price of approximately $2.899 per share, for aggregate consideration of approximately $60.0 million. Additionally, in December 2019, Canaan cancelled the Registrant’s indebtedness for an aggregate of 2,154,245 Series A redeemable convertible preferred shares. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.

In February 2021, the Registrant issued and sold to 24 accredited investors an aggregate of 9,638,141 Series B redeemable convertible preferred shares at a purchase price of $13.488 per share, for aggregate consideration of approximately $130.0 million. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.

(c) Convertible promissory notes

In December 2018, the Registrant issued and sold in a private placement to Canaan XI L.P., a convertible promissory note with a principal amount of $1.0 million, or the 2018 Note. The 2018 Note accrued interest at a rate of 6% per annum.

In July 2019, the Registrant issued and sold in a private placement to Canaan XI L.P. a convertible promissory note with a principal amount of $1.0 million, or the 2019 Note. The 2019 Note accrued interest at a rate of 6% per annum.

As described above, the 2018 Note and the 2019 Notes, as well as the total accrued interest from these notes, were automatically converted into 2,154,245 shares of the Registrant’s Series A convertible preferred shares in the Series A convertible preferred share financing.

(d) Shares of common stock

On May 4, 2021, the Registrant entered into a Stock Exchange Agreement (the “Exchange Agreement”) with Millennium Pharmaceuticals, Inc., an affiliate of Takeda Pharmaceutical Company Limited. Pursuant to the terms are finalized of the Stock Exchange Agreement and the Plan of Conversion, Millennium agreed to exchange 9,857,143 shares of Series A redeemable convertible preferred stock of DOT Therapeutics-1, Inc., a subsidiary of the Registrant, for 6,470,382 shares of the Registrant’s common stock pursuant to and contingent upon the effectiveness of the Conversion, and subject to the satisfaction of the other terms and conditions of the Millenium Stock Exchange Agreement. The Registrant believes that the transaction will be exempt from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated under the Securities Act.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and the Registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. All recipients of the foregoing transactions either received adequate information about the Registrant or had access, through their relationships with the Registrant, to such information. Furthermore, the Registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and financial statement schedules

(a) Exhibits.

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement.

2.1	*	Form of Plan of Conversion.

3.1	*	Amended and Restated Operating Agreement of the Registrant, dated February 1, 2021, as amended.

3.2	*	Form of Certificate of Incorporation of Day One Biopharmaceuticals, Inc. (to be effective upon completion of the Registrant’s conversion from a limited liability company to a corporation).

3.3	*	Form of Bylaws of Day One Biopharmaceuticals, Inc. (to be effective upon completion of the Registrant’s conversion from a limited liability company to a corporation).

3.4	*	Form of Restated Certificate of Incorporation of Day One Biopharmaceuticals, Inc. (to be effective upon the completion of this offering).

3.5	*	Form of Amended and Restated Bylaws of Day One Biopharmaceuticals, Inc. (to be effective upon the completion of this offering).

4.1	*	Form of Common Stock Certificate.

4.2	*	Amended and Restated Investors’ Rights Agreement, dated February 1, 2021, by and among the Registrant and certain of its stockholders.

5.1	**	Opinion of Fenwick & West LLP.

10.1	*	Form of Indemnification Agreement with directors and officers.

10.2	^*	2021 Equity Incentive Plan and forms of award agreements.

10.3	^*	2021 Employee Stock Purchase Plan and forms of award agreements.

10.4	†*	Office Lease, dated February 8, 2020, by and between Kashiwa Fudosan America, Inc. and Day One Therapeutics, Inc.

10.5	†*	Asset Transfer and License Agreement, effective as of December 16, 2019, by and between DOT Therapeutics-1, Inc. and Millennium Pharmaceuticals, Inc.

10.6	†*	License Agreement for RAF, effective as of December 16, 2019, by and between Sunesis Pharmaceuticals, Inc. and DOT Therapeutics-1, Inc.

10.7	†*	License Agreement, dated February 10, 2021, by and between Merck KGaA, Darmstadt, Germany and Day One Biopharmaceuticals, Inc.

10.8	*	Stock Exchange Agreement, dated May 4, 2021, by and between Day One BioPharmaceuticals Holding Co., LLC and Millennium Pharmaceuticals, Inc.

10.9	*	Employment Offer Letter, dated May 19, 2020, by and between the Registrant and Dr. Jeremy Bender.

21.1	*	Subsidiaries of the Registrant.

23.1	**	Consent of Ernst & Young LLP, an Independent Registered Public Accounting Firm.

23.2	**	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1	*	Power of Attorney (included in the signature page to this Registration Statement on Form S-1).

*	Previously filed

**	Filed herewith

†	Registrant has omitted portions of the exhibit as permitted under Item 601(b)(10) of Regulation S-K.

^	Indicates management contract or compensatory plan.

(b) Financial statement schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or notes.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on the 26th day of May, 2021.

DAY ONE BIOPHARMACEUTICALS HOLDING COMPANY, LLC

By:	/s/ Jeremy Bender, Ph.D., M.B.A.
Jeremy Bender, Ph.D., M.B.A.
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeremy Bender, Ph.D., M.B.A. Jeremy Bender, Ph.D., M.B.A.	Chief Executive Officer and Director (Principal Executive Officer)	May 26, 2021

/s/ Charles N. York II, M.B.A. Charles N. York II, M.B.A.	Chief Operating Officer and Chief Financial Officer (Principal Accounting and Financial Officer)	May 26, 2021

* Julie Grant, M.Phil., M.B.A.	Chair and Director	May 26, 2021

* Dan Becker, M.D., Ph.D.	Director	May 26, 2021

* Derek DiRocco, Ph.D.	Director	May 26, 2021

* Michael Gladstone	Director	May 26, 2021

* Natalie Holles	Lead Independent Director	May 26, 2021

* John A. Josey, Ph.D., M.B.A.	Director	May 26, 2021

* Saira Ramasastry, M.S., M.Phil.	Director	May 26, 2021

May 26, 2021

*By:	/s/ Jeremy Bender, Ph.D., M.B.A.
Jeremy Bender, Ph.D., M.B.A.
Attorney-in-Fact